Form 20-F
period 2021-09-30
CN ENERGY GROUP. INC.
filed 2022-02-15
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

Commission file number: 001-39978

CN ENERGY GROUP. INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

PRC

+86-571-87555823

(Address of principal executive offices)

Ye Ren, Chief Financial Officer

Telephone: + 86-571-87555823

Email: ry@f0086.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	CNEY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 20,319,276 ordinary shares, no par value, as of September 30, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“CN Energy” are to CN ENERGY GROUP. INC. (also referred to as 中北能源集团有限公司 in Chinese), a company limited by shares organized under the laws of British Virgin Islands;
●	“CN Energy Development” are to CN Energy Industrial Development Co., Ltd. (also referred to as 中北能源产业发展有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy and Manzhouli CN Technology (as defined below);
●	“Convertible Preferred Shares” are to the convertible preferred shares of the Company, no par value;
●	“Energy Holdings” are to CN Energy’s wholly owned subsidiary, CLEAN ENERGY HOLDINGS LIMITED (also referred to as 清洁能源控股有限公司 in Chinese), a Hong Kong corporation;
●	“Hangzhou Forasen” are to Hangzhou Forasen Technology Co., Ltd. (also referred to as 杭州富来森科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;
●	“Khingan Forasen” are to Greater Khingan Range Forasen Energy Technology Co., Ltd. (also referred to as 大兴安岭富来森能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;
●	“Manzhouli CN Energy” are to Manzhouli CN Energy Industrial Co., Ltd. (also referred to as 满洲里市中北能实业有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;
●	“Manzhouli CN Technology” are to Manzhouli CN Energy Technology Co., Ltd. (also referred to as 满洲里市中北能科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy (as defined below) and Manzhouli CN Energy;
●	“Ordinary Shares” are to the Ordinary Shares of the Company, no par value;
●	“Tahe Biopower Plant” are to Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (also referred to as 大兴安岭富来森能源科技有限公司塔河生物发电厂 in Chinese), the branch office of Khingan Forasen;
●	“we,” “us,” “our Company,” or the “Company” are to one or more of CN Energy, and its subsidiaries, as the case may be;
●	“Zhejiang CN Energy” are to Zhejiang CN Energy Technology Development Co., Ltd. (also referred to as 浙江中北能源科技开发有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;
●	“Zhejiang New Material” are to Zhejiang CN Energy New Material Co., Ltd. (also referred to as 浙江中北能新材料有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development; and

●	“Zhongxing Energy” are to Manzhouli Zhongxing Energy Technology Co., Ltd. (also referred to as 满洲里市众兴能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2021, 2020, and 2019. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2021	2020	2019
At the end of the year – RMB	RMB6.4599 to $1.00	RMB6.8027 to $1.00	RMB7.1377 to $1.00
Average rate for the year - RMB	RMB6.5104 to $1.00	RMB7.0077 to $1.00	RMB6.8728 to $1.00

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our financial results could be materially and adversely affected by an interruption of supply of raw materials.

We are dependent on a variety of raw materials (including forestry residues, little fuelwood, and wood wastes) that support our manufacturing activities. Our ability to meet our customers’ needs depends heavily on an uninterrupted supply of these materials. Although we source strategic raw materials from multiple suppliers whenever possible and have instituted back-up procedures or contracted with a secondary supplier for any raw material that is sourced primarily from one location or supplier, production problems, lack of capacity, breach of contractual obligations by our third-party suppliers, changes in their financial or business condition, or planned and unplanned shutdowns of their production facilities that affect their ability to supply us with raw materials that meet our specifications, or at all, could disrupt our ability to supply products to our customers. In addition, interruptions in raw material supply caused by events outside our suppliers’ control, such as wildfires, labor disputes, or transportation disruptions, could also disrupt our ability to meet customer demand. These supply disruptions could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. If any of these events were to occur for more than a temporary period, we may not be able to make arrangements for transition supply and qualified replacement suppliers on terms acceptable to us or at all, which could have a material adverse effect on our business and financial results.

Increases in the prices of raw materials could materially and adversely affect our financial results.

If the prices we have to pay for raw materials under our existing supply contracts or under replacement supply contracts increase, we could face significantly higher production costs. Although our long-term supply contracts typically provide for a specific price, increases in raw material prices could adversely affect our ability to renew these contracts on similar terms or at all. Similarly, increases in raw material prices could adversely affect our ability to enter into shorter-term supply agreements at favorable prices. We may not be able to pass the whole price increase through to our customers, which could have a material adverse effect on our financial results.

A majority of our activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, we would likely incur substantial losses of revenue.

For the fiscal year ended September 30, 2021, three major customers accounted for approximately 44%, 33%, and 11% of our total sales, respectively. For the fiscal year ended September 30, 2020, three major customers accounted for approximately 36%, 26%, and 20% of our total sales, respectively. For the fiscal year ended September 30, 2019, four major customers accounted for approximately

15%, 14%, 12%, and 10% of our total sales, respectively. Our major customers may change as we adjust marketing strategies, and any material business disruption affecting our major customers or any decrease in sales to our major customers may negatively impact our operations and cash flows if we fail to increase our sales to other customers.

We have sourced our raw materials and activated carbon primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2021, we sourced 26%, 25%, and 16% of our raw materials and activated carbon from our top three suppliers, respectively. For the fiscal year ended September 30, 2020, we sourced 29%, 17%, and 10% of our raw materials and activated carbon from our top three suppliers, respectively; for the fiscal year ended September 30, 2019, we sourced 13%, 12%, 11%, and 11% of our raw materials and activated carbon from our top four suppliers, respectively. If we lose one or more of these suppliers and are unable to swiftly engage new suppliers, our production operation may be disrupted or even suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers in our desired timeline. As a result, our results of operations may be adversely and materially impacted.

A disruption or delay in production at our existing production facilities could have a material adverse effect on our financial results.

If our production facilities were to cease production unexpectedly in whole or in part, our sales and financial results could be materially and adversely affected. Such a disruption could be caused by a number of different events, including:

●	maintenance outages;
●	prolonged power failures;
●	equipment failures or malfunctions;
●	fires, floods, tornadoes, earthquakes, or other catastrophes;
●	potential unrest or terrorist activities;
●	labor difficulties; or
●	other construction, design, or operational problems, including those related to the granting, or the timetable for granting, of permits.

If any of these or other events were to result in a material disruption of our current manufacturing operations, production of our products may be delayed and our ability to meet our production capacity targets and satisfy customer requirements may be materially adversely affected or we may be required to recognize impairment charges, any of which could have a material adverse effect on our financial results. In addition, a prolonged shutdown of any of our production facilities could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We rely on third-party manufacturers to produce some of our activated carbon products and problems with, or loss of, these manufacturers could harm our business and operating results.

We have outsourced some of our customer orders to third-party manufacturers to keep up with the demand for our activated carbon products. We face the risk that these third-party manufacturers may not produce and deliver activated carbon products on a timely basis, or at all. We may also experience difficulties with our third-party manufacturers since they do not have the same manufacturing processes or quality control as we do. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our third-party manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, a terrorist attack, natural disasters, or other events. Although we carefully select third–party manufacturers, the failure of any manufacturer to perform to our expectations could result in supply shortages or delays for our activated carbon products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace their manufacturing capacity on a timely basis, or identify manufacturers with the same or similar quality controls in place as the existing manufacturers do, or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our activated carbon products on time.

We may incur delays and budget overruns with respect to a facility under construction. Any such delays or cost overruns may have a material adverse effect on our operating results.

We are currently constructing a new facility in Manzhouli City. Such construction projects entail significant risks that can give rise to delays or cost overruns, including the following:

●	insufficient capital to complete construction;
●	shortage of material or skilled labor;
●	unforeseen engineering, environmental, or geological problems;
●	work stoppages;
●	weather interference;
●	floods, typhoons, and other natural disasters;
●	delays or failures in obtaining the requisite construction licenses, permits, and certificates;
●	unanticipated cost increases; and
●	legal or political challenges.

The anticipated costs and construction periods are based upon budgets, conceptual design documents, and construction estimates prepared by us in consultation with our architects and contractors. Construction, equipment, staffing requirements, and problems or difficulties in obtaining and maintaining any of the requisite licenses, permits, allocations, or authorizations from regulatory authorities can increase the costs or delay the construction or commencement of production or otherwise affect the planned design and features of the facility. We cannot be sure that we will not exceed the budgeted costs of the facility or that the facility will commence production within the contemplated time frame, if at all. Budget overruns and delays with respect to the construction could have a material adverse impact on our results of operations.

Our financial condition, results of operations, and cash flows have been adversely affected by the COVID-19 pandemic.

In December 2019, COVID-19 was first identified in Wuhan, China. Less than four months later, on March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The pandemic has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, employees of Tahe Biopower Plant and Hangzhou Forasen could not return to work after the Chinese New Year of 2020 and the transportation of raw materials and activated carbon was delayed or even stopped during January and February 2020, which adversely impacted our production and sales during that period. In addition, we suspended the construction of our new facility in Manzhouli City due to the impact of COVID-19 and bad weather. Although our production and sales have gradually recovered since the end of March 2020 and we resumed the construction of our new facility in Manzhouli City in August 2020, our production, sales, and construction of the new facility in Manzhouli City were disrupted several times by government regulations in response to the COVID-19 pandemic during fiscal year 2021.

The COVID-19 pandemic may continue to have an adverse impact on our business operations and condition and operating results, including material negative impact on our total revenue, slower collection of accounts receivables, additional allowance for doubtful accounts, disruption on the supply chain, and an increase in the cost of raw materials. Because of the significant uncertainties surrounding the COVID-19 pandemic, however we cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

Uncertainties as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for our products.

Our strategic growth initiatives rely significantly upon the enactment of restrictive environmental and health and safety laws and regulations, particularly those that would require industrial facilities to reduce the quantity of air and water pollutants they release. If stricter regulations are delayed, are not enacted as proposed, are enacted but subsequently repealed or amended to be less strict, or are enacted with prolonged phase-in periods, demand for our products could be materially and adversely affected and we may not be able to meet sales growth and return on invested capital targets, which could materially and adversely affect our financial results.

For example, a significant market driver for our activated carbon products and biomass electricity is the Notice on Issuing the Work Plan for Greenhouse Gas Emission Control During the 13th Five-Year Plan Period (the “Work Plan”) of the State Council of the PRC (the “State Council”), which supports the development of clean energy, including biomass electricity, and restricts the emission of industrial pollutants. Although the Work Plan would potentially promote the use of activated carbon products, we are unable to predict with certainty when and how the Work Plan will affect demand for our products. Changes to, or delays in implementing, the Work Plan could reduce or delay an expected increase in future demand for our products, which could have a material adverse effect on our business and financial results.

On the other hand, increased costs to utilities and other potential customers in complying with environmental regulations could limit production and reduce or delay an expected increase in demand for our products, which could also have a material adverse effect on our business and financial results.

Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.

Our ability to compete effectively depends in part on our ability to obtain, maintain, and protect our trade secrets, proprietary information, and other intellectual property rights. We rely on a combination of trade secret, patent, trademark, and copyright laws, as well as contractual restrictions and physical security measures, to protect our proprietary information and other intellectual property rights.

Where we believe patent protection is not appropriate or obtainable, we rely on trade secret laws and practices to protect our proprietary technology and processes, including physical security, limited dissemination and access, and confidentiality agreements with our employees, customers, consultants, business partners, potential licensees and others, to protect our trade secrets and other proprietary information. However, trade secrets are difficult to protect, and courts outside the PRC may be less willing to protect our trade secrets. There can be no assurance that our protective measures will effectively prevent disclosure or unauthorized use of proprietary information or provide an adequate remedy in the event of misappropriation, infringement, or other violations of our proprietary information and other intellectual property rights.

Existing laws afford only limited protection for our intellectual property rights. Despite our efforts, we may not be able to protect some of our technology, or the protection that we receive may not be sufficient. We face additional risks that our protective measures, including our patents and trademarks, could prove to be inadequate, including:

●	the steps we take to prevent circumvention, misappropriation, or infringement of our proprietary rights may not be successful;
●	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable, or not provide adequate recourse against the disclosing party;
●	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;

●	patent or trademark rights may not be granted or construed as we expect, or may be challenged, narrowed, or invalidated;
●	intellectual property protection, including patents, may lapse or expire which may result in key technology becoming widely available which may hurt our competitive position;
●	effective protection of intellectual property rights may be unavailable or limited in some countries in which we operate or plan to do business;
●	third parties may independently develop or obtain comparable information and technology, and in some jurisdictions, obtain intellectual property protection for such technology; and
●	third parties may commercialize our products in countries in which we do not have adequate intellectual property protection.

From time to time, we may seek to enforce our intellectual property and proprietary rights against third parties. Policing unauthorized use of intellectual property can be difficult and expensive. We may not be successful in our attempts to enforce our intellectual property rights against third parties. Any such litigation may result in substantial diversion of financial and management resources and, if decided unfavorably to us, could have a material adverse effect on our business and financial results.

Third parties may claim that our products or processes infringe their intellectual property rights, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

It is our intention to avoid infringing, misappropriating, or otherwise violating the intellectual property rights of others. We cannot, however, be certain that the conduct of our business or our products or processes do not infringe or otherwise violate these rights. From time to time, we may become subject to legal proceedings, including allegations and claims of alleged infringement or misappropriation by us of the patents and other intellectual property rights of third parties. As our business expands and faces increasing competition, the number of such claims may grow. In addition, attempts to enforce our own intellectual property claims may subject us to counterclaims that our intellectual property rights are invalid, unenforceable, or are licensed to the party against whom we are asserting the claim or that we are infringing that party’s alleged intellectual property rights.

Legal proceedings involving intellectual property rights, regardless of merit, are highly uncertain and can involve complex legal and scientific analyses, can be time consuming, expensive to litigate or settle, and can significantly divert resources. Our failure to prevail in such matters could result in loss of intellectual property rights or judgments awarding substantial damages and injunctive or other equitable relief against us. If we were to be held liable or discover or be notified that our products or processes potentially infringe or otherwise violate the intellectual property rights of others, we may face a loss of reputation, may not be able to exploit some or all of our intellectual property rights or technology, and may need to obtain licenses from third parties or substantially re-engineer our products or processes in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products or processes successfully or cost effectively and these efforts may cause us to delay or stop selling and marketing our products or processes.

Any of the foregoing may require considerable effort and expense, result in substantial increases in operating costs, delay or inhibit sales, and may preclude us from effectively competing in the marketplace, which in turn could have a material adverse effect on our business and financial results.

Compliance with environmental and other laws and regulations could result in significant costs and liabilities.

The operation and expansion of our manufacturing facilities are subject to strict environmental laws and regulations at the state, provincial, and local level in various jurisdictions, and, over the next several years, we expect that we and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require us to obtain and comply with various environmental registrations, licenses, permits, inspections, and other approvals. As required by the current laws and regulations, Khingan Forasen obtained the License of Pollutant Discharges on February 27, 2020 with a term of three years. Under certain environmental, health, and safety laws, we could be held responsible for any and all liabilities and consequences arising out of past or future releases of hazardous materials, human exposure to these substances, and other environmental damage, in some cases, without regard to fault. The discovery of contamination at any of our current site or at locations at which we dispose of waste may expose us to clean-up expenditures and other damages imposed by government agencies. In addition, private parties may have the right to pursue legal action to enforce compliance as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage. Currently, we do not carry insurance that covers environmental risks and costs. Although we intend to procure environmental insurance in the future, such insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

Our operations emit carbon dioxide and other greenhouse gases. Currently there are no industrial standards in the PRC specifying the emission of pollutants for activated carbon production. We are subject to the PRC environmental laws and regulations on air pollution prevention in general. A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and the Draft Emission Standards of Activated Carbon Industrial Pollutants, are in various phases of implementation or discussion. The systems and measures could result in increased costs for us to install new controls to reduce hazardous air emissions from our facilities, to purchase air emissions credits or allowances, or to monitor and inventory greenhouse gas emissions from our operations.

Even though we devote considerable efforts to comply with environmental laws, regulations, and permits, there can be no assurance that our operations will at all times be in compliance with them. The enactment of new environmental laws and regulations, the more stringent interpretation or enforcement of existing requirements, or the imposition of liabilities under environmental laws could force us to incur costs for compliance, capital upgrades, or liabilities relating to damage claims or limit our current or planned operations, any of which could have a material adverse effect on our business and financial results.

Our operations are subject to various litigation risks that could increase our expenses and have a material adverse effect on our business and financial results.

The nature of our operations exposes us to possible litigation claims, including environmental damage and remediation, intellectual property, workers’ compensation and other employee-related matters, insurance coverage, and property rights and easements. Any claim could be adversely decided against us, which could have a material adverse effect on our business and financial results. Similarly, the costs associated with defending claims could dramatically increase our expenses as litigation is often very expensive, divert management’s attention, and impact our profitability. If we become involved in any litigation, we may be forced to direct our resources to defending or prosecuting the claim, which in turn could have a material adverse effect on our business and financial results.

We may not be able to keep up with competitive changes affecting the activated carbon industry.

The activated carbon industry is characterized by evolving industry and end-market standards, changing regulation, frequent enhancements to existing products and technologies, introduction of new products and changing customer demand, all of which can result in unpredictable product transitions, shortened lifecycles and increased importance of being first to market with new products. The success of our new products depends on their initial and continued acceptance by our customers. If we are not able to anticipate changes or develop and introduce new and enhanced products that are accepted by our customers on a timely basis and compete with new technologies, our ability to remain competitive may be adversely affected. In addition, we may experience difficulties in the research, development, production, or marketing of new products, which may delay us in bringing new products to market and prevent us from recouping or realizing a return on our investments. Any of the foregoing could have a material adverse effect on our business and financial results.

The activated carbon industry is highly competitive, and if we are unable to compete effectively with existing competitors, or with new entrants, our business and financial results could be materially and adversely affected.

We compete in the PRC market with producers and importers of activated carbon. Our business faces significant competition from other PRC producers of activated carbon, some of which may from time to time have revenue and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share, or leverage their distribution networks. In addition, new competitors and alliances may emerge to take market share away from us. Our competitive position in the market in which we operate depends upon the relative strength of these competitors in the market and the relative resources they devote to competing in the market. We could experience reduced sales and loss of market share, which could lead to lower prices and decreased revenue, gross margins, and profits, any of which could have a material and adverse effect on our results of operations.

Development of competitive technologies could materially and adversely affect our business and financial results.

Activated carbon is utilized in various applications as a cost-effective solution to address our customers’ needs. If other competitive technologies or alternative processes or combinations of technologies or processes, such as alternate sorbents, resins, certain types of membranes, ozone, and ultraviolet, are advanced to the stage at which they could compete on a cost-effective basis with activated carbon technologies, we could experience a decline in demand for our products, which could have a material adverse effect on our business and financial results.

Competitive technologies and new regulations may also affect our customers, and therefore us. For example, a shift away from coal-burning technology due to environmental trends and regulations or new technologies could diminish future demand for our activated carbon products, which could have a material adverse effect on our business and financial results.

If we fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the activated carbon and biomass electricity market experience and knowledge of our senior management team as well as their relationships with other industry participants. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

The market for engineers and other individuals with the required technical expertise to succeed in our business is highly competitive. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality products. If we fail to do so, the quality of our products may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.

The lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC laws, which may expose us to potential fines.

Under PRC laws, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities.

The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, we have not registered the lease agreements for our headquarters or the leased properties of Tahe Biopower Plant with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors. However, as the fines, if any, will be minor, our business and financial results will not be materially affected.

We depend on third parties for certain construction, maintenance, engineering, transportation, warehousing, and logistics services.

We contract third parties, typically for a period of six to 18 months, for certain services relating to the design, construction, and maintenance of various components of our production facilities and other systems. If these third parties fail to comply with their obligations, we may experience delay in the completion of new facilities or expansions of existing facilities or the facilities may not operate as intended, which may result in delays in the production of our products and materially and adversely affect our ability to meet our production capacity targets and satisfy customer requirements or we may be required to recognize impairment charges. In addition, production delays could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We also rely primarily on third parties for the transportation of the products we manufacture. Our contracts with these third parties are usually for one to two years. If any of the third parties that we use to transport products are unable to deliver the goods we manufacture in a timely manner, we may be unable to sell these products at full value, or at all, which could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products which are complementary to our core activated carbon and biomass electricity businesses. Future acquisitions may expose us to potential risks, including risks associated with: the integration of new operations, services, and personnel; unforeseen or hidden liabilities; the diversion of resources from our existing business and technology; our potential inability to generate sufficient revenue to offset new costs; the expenses of acquisitions; or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Risks Relating to Doing Business in the PRC

A severe or prolonged slowdown in the Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There are also concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

We currently conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the PRC government, which changes may be quick with little advance notice.

Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in our operations and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors.

Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our PRC subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and has not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China, or the “CAC,” over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective and if the Security Administration Draft is enacted as proposed, we believe that our operations and listing will not be affected and that we will not be subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly manufactures and sells wood-based activated carbon and produces biomass electricity, our PRC subsidiary, CN Energy Development, and its subsidiaries are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our customers are enterprises in Anhui Province, Fujian Province, Zhejiang Province, Shanghai, and Heilongjiang Province in China and we do not have individual customers; as a result, we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) since we are in the activated carbon and biomass energy industries, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

The tariffs by the U.S. government and the trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government, in the future, subjects the products that we produce to tariffs, our business operations and revenue may be negatively impacted.

The U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. Based on our analysis of the list of products affected by the tariffs, we expect that the tariffs will not have a material direct impact on our business operations, as currently, we are based in the PRC, and deliver products to customers exclusively located within the PRC market. In December 2019, China announced that it suspended tariffs on certain products, and the U.S. and China signed a “Phase 1” agreement in January 2020 that cut some U.S. tariffs on Chinese goods in exchange for Chinese pledges to purchase more of American farm, energy, and manufactured goods and address some U.S. complaints about intellectual property practices. Due to various political developments, including a new administration in the U.S. government, however, it remains unclear whether any “Phase 2” agreement will be negotiated and how much economic relief from the trade war it will offer. The imposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the tariffs. As such, there is the potential for a decrease in the spending powers of activated carbon and biomass energy customers, which in turn, may lead to a contraction of the PRC activated carbon and biomass energy market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products, our profitability and results of operations may be materially and adversely affected.

In addition, pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We are not in compliance with the PRC’s regulations relating to employee benefit plans, and as a result, we may be subject to penalties if we are not able to remediate the non-compliance.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC subsidiaries have not paid adequate social insurance and housing provident fund payments for all their employees. The relevant PRC authorities may order us to make up the contributions to these plans. In addition, failure to make adequate social insurance payments may subject us to 0.05% late fees per day starting from the date of underpayment, and fines equal to one to three times the underpaid amount if we cannot make up the payments within the prescribed time. For failure to open the housing provident fund accounts for all our employees within the prescribed time, we may be ordered to open the accounts within the prescribed time, and if we cannot do so, we may be fined RMB10,000 to RMB50,000. For failure to make the adequate housing provident fund contributions, we may be ordered by the competent authorities to make such contributions within the prescribed time and any delay in doing so may subject us to a court order to make up the contributions. If we are subject to late fees or fines in relation to underpaid employee benefits, our financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on our PRC subsidiaries for our failure to make adequate contributions to the employee benefit plans for all our employees as required is remote, because we have not received any order from the relevant local authorities requiring us to make up the payments for employee benefit plans, and the relevant local authorities confirmed in writing that no records of violation were found on our PRC subsidiaries for social insurance plan.

Because we are a British Virgin Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. All of our assets are located outside of the United States. In addition, almost all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the U.S. Securities and Exchange Commission, or the “SEC,” and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act,which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018, and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, we cannot assure you whether the national securities exchange we are listed on or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties.

In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or the “SAFE Circular 37,” which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles. According to the SAFE Circular 37, PRC residents or entities are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle, known as “SPV,” undergoes material events relating to any changes of basic information (such as change of such PRC residents or entities, name and operation term), increase or decrease of investment amount, transfer or exchanges of shares, and mergers or divisions.

As of the date of this annual report, four of our beneficial owners who are PRC residents have completed the registrations required by the SAFE Circular 37. We have urged all PRC residents or entities who directly or indirectly hold shares in our Company and who are currently known to us as being PRC residents to make the necessary applications, filings, and amendments as required under the SAFE Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders or beneficial owners who are PRC residents will comply with our request to comply with the SAFE Circular 37 requirements, nor can we assure that we will be inform of the identities of all the current and future PRC residents or entities holding direct or indirect interest in our Company. Failure by any of such shareholders or beneficial owners to comply with relevant requirements under these regulations could subject us to fines or sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to pay dividends or make distributions to us and limit our ability to increase our investment in our PRC subsidiaries, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owner of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary fillings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.

We are a British Virgin Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Under PRC laws and regulations, our PRC subsidiaries, Zhejiang CN Energy and Manzhouli CN Energy, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, capital contributions to our PRC subsidiaries Zhejiang CN Energy and Manzhouli CN Energy, which are FIEs, are subject to the approval of or filing with the Ministry of Commerce of the PRC (“MOFCOM”) or its local counterparts and registration with a local bank authorized by SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. The reason is that there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our PRC subsidiaries may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the PBOC’s Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contribution into our PRC subsidiaries or provide any loan to our PRC subsidiaries in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of RMB against the U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenue, and financial condition.

Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC Enterprise Income Tax Law (the “EIT Law”) and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued a circular known as “SAT Circular 82” (partially abolished on December 29, 2017), which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore are located in China. There are, however, no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiary may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC and the Notice of the SAT on Issues Regarding the Implementation of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” issued by the SAT, such rate may be reduced to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to the distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the China-Hong Kong special arrangement and other applicable PRC laws. Furthermore, under the SAT’s Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties effective in August 2015, non-resident taxpayers shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We have determined that we are qualified to enjoy the preferential tax treatment. We cannot assure you, however, that our determination will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the China-Hong Kong special arrangement with respect to dividends to be paid by our PRC subsidiaries to Energy Holdings, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or “SAT Bulletin 7,” which was partially abolished in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions under SAT Bulletin 7. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to Our Ordinary Shares and the Trading Market

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of 20,319,276 Ordinary Shares are issued and outstanding as of the date of this annual report and 17,118,307 are freely tradable. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on February 9, 2021 to February 8, 2022, the trading price of our Ordinary Shares has ranged from $1.62 to $12.82 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;
●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, and revenues;
●	the public reaction to our press releases, our other public announcements, and our filings with the SEC;
●	strategic actions by our competitors;
●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
●	speculation in the press or investment community;
●	the failure of research analysts to cover our Ordinary Shares;
●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;
●	changes in accounting principles, policies, guidance, interpretations, or standards;
●	additions or departures of key management personnel;
●	actions by our shareholders;
●	domestic and international economic, legal, and regulatory factors unrelated to our performance; and
●	the realization of any risks described under this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a company incorporated in the British Virgin Islands with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our issued and outstanding Ordinary Shares. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;
●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our second amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

We have adopted our second amended and restated memorandum and articles of association, which became effective on April 20, 2020. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The exclusive jurisdiction provision in our second amended and restated articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our second amended and restated articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:

●	(i) any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or
●	(ii) any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”), the Insolvency Act, 2003 of the British Virgin Islands, as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Act and section 162(1)(b) of the Insolvency Act, 2003, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the British Virgin Islands. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the British Virgin Islands may also reach different judgment or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive jurisdiction provision contained in our second amended and restated articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in a public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

During the course of the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We, in connection with the preparation of our consolidated financial statements for the year ended September 30, 2021, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2021. This could adversely affect the market price of our Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, by the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law in the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors subject to a number of limited exceptions. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the British Virgin Islands) are binding on a court in the British Virgin Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the British Virgin Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Recently introduced economic substance legislation of the British Virgin Islands may adversely impact us or our operations.

The British Virgin Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “Substance Law”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the British Virgin Islands, have core income generating activities in the British Virgin Islands, and have an adequate level of employees, expenditures, and premises in the British Virgin Islands. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Based on the Substance Law and announced guidance currently issued, we are currently subject to limited substance requirements applicable to a holding company. At present, we are only required to confirm we comply with the BVI Business Companies Act, 2004 and that we have adequate premises and employees in the British Virgin Islands for passively holding or actively managing the equity participation, but to the extent we are required to increase our substance in the British Virgin Islands due to any regulatory change, it could result in additional costs. Although it is presently anticipated that the Substance Law (including the ongoing EU review of the British Virgin Islands’ implementation of such law), will have minimal material impact on us or our operations, as the legislation and guidance are new and remain subject to further clarification, adjustment, interpretation, and the EU review, it is not currently possible to ascertain the precise impact of these developments on us, for example, whether we could also be treated as carrying out “headquarter business” in the British Virgin Islands (despite our headquarters physically being in China). It is therefore possible that we may be subject to additional requirements under the Substance Law in the future. Should that occur, it is our intention to seek appropriate advice and take appropriate steps to ensure that we (to the extent we fall within the scope of the Substance Law) are fully compliant.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We are an offshore holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, our operations are conducted in China through our wholly owned indirect PRC subsidiary, CN Energy Development, and its subsidiaries. Our Ordinary Shares are shares of our offshore holding company in the British Virgin Islands, instead of shares of our operating companies in China. Therefore, our shareholders will not directly hold any equity interests in our operating companies.

On November 23, 2018, we established a holding company, CN Energy, under the laws of the British Virgin Islands. CN Energy owns 100% of Energy Holdings, a Hong Kong company incorporated on August 29, 2013.

On January 14, 2019, Zhejiang CN Energy was formed pursuant to PRC laws as a wholly foreign owned enterprise. Energy Holdings holds 100% of the equity interests in Zhejiang CN Energy. On January 24, 2019, Manzhouli CN Energy was formed pursuant to PRC laws as a wholly foreign owned enterprise. Energy Holdings holds 100% of the equity interests in Manzhouli CN Energy. On June 10, 2019, Manzhouli CN Technology was formed as a limited company pursuant to PRC laws. Zhejiang CN Energy and Manzhouli CN Energy currently hold 90% and 10% of the equity interests in Manzhouli CN Technology, respectively.

On April 18, 2019, we established a wholly owned indirect subsidiary, CN Energy Development, as a limited company pursuant to PRC laws. Zhejiang CN Energy and Manzhouli CN Technology currently hold 90% and 10% of the equity interests in CN Energy Development, respectively.

On February 5, 2021, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “CNEY.” On February 9, 2021, we closed our initial public offering. We raised approximately $23 million in gross proceeds from our initial public offering and underwriters’ exercise of the over-allotment option, before deducting underwriting discounts and other related expenses.

In May and June 2021, we conducted a reorganization in order to simplify our corporate structure and make use of supportive government policies. The reorganization consisted of (i) the transfer of 60% of the equity interests in CN Energy Development from Manzhouli CN Technology to Zhejiang CN Energy, (ii) the transfer of 100% of the equity interests in Zhongxing Energy from Khingan

Forasen to CN Energy Development, (iii) the transfer of 100% of the equity interests in Hangzhou Forasen from Khingan Forasen to CN Energy Development, and (iv) the formation of Zhejiang New Material, a PRC company wholly owned by CN Energy Development.

We operate through CN Energy Development and its subsidiaries. Wholly owned subsidiaries of CN Energy Development include Khingan Forasen, Hangzhou Forasen, Zhongxing Energy, and Zhejiang New Material, all of which were established as limited companies pursuant to PRC laws. Khingan Forasen produces activated carbon and biomass electricity through its branch office, Tahe Biopower Plant, which houses our current manufacturing facility; Hangzhou Forasen is engaged in the marketing of our activated carbon products; Zhongxing Energy is expected to hold our second biopower plant and produce activated carbon and heat in the future; and Zhejiang New Material is expected to begin manufacturing and marketing activated carbon products used for water treatment and purification in April 2022.

The following diagram illustrates our corporate structure as of the date of this annual report.

Global Clean Energy Limited(1) BVI, 2012
17.62%
Wangfeng Yan
7.39%
Kaiyu Liu
5.41%
Yiyue Ye
5.41%
Other Minority Shareholders
33.41%
Public Shareholders
30.76%
CN ENERGY GROUP. INC. "CN Energy" BVI, 2018
100%
CLEAN ENERGY HOLDINGS LIMITED "Energy Holdings" Hong Kong, 2013
Offshore
Onshore
100%
Zhejiang CN Energy Technology Development Co., Ltd. "Zhejiang CN Energy" Lishui, 2019
100%
Manzhouli CN Energy Industrial Co., Ltd. "Manzhouli CN Energy" Manzhouli, 2019
10%
90%
Manzhouli CN Energy Technology Co., Ltd. "Manzhouli CN Technology" Manzhouli, 2019
90%
10%
CN Energy Industrial Development Co., Ltd. "CN Energy Development" Lishui, 2019
100%
Greater Khingan Range Forasen Energy Technology Co., Ltd. "Khingan Forasen" Daxing'anling, 2009
100%
Hangzhou Forasen Technology Co., Ltd. "Hangzhou Forasen" Hangzhou, 2006
100%
Manzhouli Zhongxing Energy Technology Co., Ltd. "Zhongxing Energy" Manzhouli, 2018
100%
Zhejiang CN Energy New Material Co., Ltd. "Zhejiang New Material" Lishui, 2021

Notes:

(1)	Represents 3,580,969 Ordinary Shares held by Yefang Zhang, the 100% owner of Global Clean Energy Limited, as of the date of this annual report.

We are subject to certain legal and operational risks associated with our subsidiaries’ operations in China, which could cause the value of our Ordinary Shares to significantly decline or be worthless and lead to our Ordinary Shares being unable to continue listing on a foreign exchange. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our subsidiaries’ operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we are not subject to cybersecurity review or network data security review with the CAC when the Cybersecurity Review Measures become effective and if the Security Administration Draft becomes effective as they are published, because our customers are enterprises in Anhui Province, Fujian Province, Zhejiang Province, Shanghai, and Heilongjiang Province in China and we do not have individual customers. As a result, we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and our continuous listing on the Nasdaq Stock Market. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China, or the ‘CAC,’ over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

In addition, our Ordinary Shares may be prohibited to trade on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in June 2018, and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the U.S. Securities and Exchange Commission, or the ‘SEC,’ and the Public Company Accounting Oversight Board (United States) (the ‘PCAOB’), rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Permission Required from PRC Authorities

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our Ordinary Shares from the PRC authorities, including the China Securities Regulatory Commission (“CSRC”) or the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any denial for our subsidiaries’ operations with respect to the offering of our securities. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

Corporate Information

Our principal executive offices are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, the PRC, and our phone number is +86-571-87555823. Our registered office in the British Virgin Islands is located at 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, and the phone number of our registered office is +1 (284)-393-6004. We maintain a corporate website at www.cneny.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

Through our wholly owned PRC subsidiary, CN Energy Development, and its subsidiaries, we are a manufacturer and supplier of wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production, and a producer of biomass electricity generated in the process of producing activated carbon.

As a manufacturer of wood-based activated carbon, our primary raw materials are forestry residues, little fuelwood, and wood wastes, which we source from our suppliers. Our current facility is located in Tahe County, Heilongjiang Province, in close proximity to the Greater Khingan Range, where our suppliers are primarily located. We also source raw materials from Inner Mongolia.

We produce wood-based activated carbon that is conformed to our customers’ specifications. Our activated carbon customers are primarily activated carbon wholesalers and companies engaging in the activated carbon deep processing business. Our customers are all based in the PRC and currently are mainly located in Anhui Province, Fujian Province, Zhejiang Province, and Shanghai. The primary end users of our activated carbon are food and beverage producers, industrial manufacturers, pharmaceutical manufacturers, and companies engaging in environmental protection. In addition, we have provided activated carbon related technical services to Hangzhou Lianmu Technology Co., Ltd. (“Lianmu Technology”) from time to time since January 1, 2017. The technical services we provided included activated carbon mixing ratio adjustments, activated carbon component indicator analyses, absorptive capacity tests, and other technical support. We expect to continue to provide similar technical services to Lianmu Technology and our other customers if requested.

The biomass electricity generated during the process of producing activated carbon is supplied to State Grid Heilongjiang, a subsidiary of State Grid Corporation of China in Heilongjiang Province. We do not supply biomass electricity to any other state-owned or other entity.

Our revenue is primarily generated through sales of activated carbon.

For the fiscal years ended September 30, 2021, 2020, and 2019, we sold 15,018, 9,525, and 8,584 tons of activated carbon and 2,817,600, 2,641,964, and 3,044,574 kWh of biomass electricity, respectively. For the same years, we had total revenue of $19,846,921, $12,476,314, and $10,893,164, and net income of $1,296,360, $2,344,770, and $1,667,812, respectively. The revenue derived from Activated Carbon Production accounted for 98.62%, 96.99%, and 96.31% of our total revenue for the fiscal years ended September 30, 2021, 2020, and 2019, respectively. The revenue derived from Biomass Electricity Production accounted for 0.72%, 2.05%, and 1.80% of our total revenue for the fiscal years ended September 30, 2021, 2020, and 2019, respectively. The revenue derived from technical services accounted for 0.66%, 0.96%, and 1.89% of our total revenue for the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Competition

All of our activated carbon sales are in the PRC market. Our major competitors are companies that manufacture and sell activated carbon in the PRC market. Our main competitors in Activated Carbon Production include wood-based activated carbon manufacturers, such as Fujian Xinsen Carbon Industry Co., Ltd., and coal-based activated carbon manufacturers, such as Shanxi Xinhua Activated Carbon Co., Ltd., Ningxia Huahui Activated Carbon Company Limited, Shenhua Ningxia Coal Industry Group Co., Ltd., and Xingtai Coal Chemical Co., Ltd. We compete for customers primarily on the basis of activated carbon prices, activated carbon quality and characteristics, transportation costs, customer relationships, and the reliability of supply. The demand for our activated carbon is significantly dependent on the general economy in the PRC.

Since State Grid Corporation of China is the only purchaser of biomass electricity in the PRC and the electricity purchase price is determined by the National Development and Reform Commission of the PRC (“NDRC”), there is no competition in terms of the customer or price in the PRC biomass electricity market. We instead focus on reducing our production cost and increasing our production capacity of the biomass electricity. Some other major producers of biomass electricity in the PRC are Sunshine Kaidi New Energy Group Co., Ltd. and National Biological Energy Co., Ltd.

Our Competitive Strengths

We believe we have the following competitive strengths:

Advanced Technology and Established Relationship with a Research Center

Activated carbon is typically produced using either of the following two processes: (i) steam activation, in which raw materials are carbonized and then activated with steam, and (ii) chemical activation, which involves mixing raw materials with an activating agent, usually phosphoric acid, to swell the raw materials and open up the cellulose structure. We produce wood-based activated carbon and biomass electricity from forestry residues, little fuelwood, and wood wastes through an activated carbon and electricity cogeneration process (the “Cogeneration Process”) we have developed over the years. Our Cogeneration Process is based on steam activation, instead of chemical activation, and does not involve mixing raw materials with phosphoric acid. As a result, the activated carbon we produce does not contain residual phosphate and, unlike activated carbon produced through chemical activation, may be used in industries that require activated carbon with higher purity, such as pharmaceutical manufacturing and food and beverage production. In addition, compared with the traditional steam activation process, which only produces activated carbon and makes no use of the synthesis gas from raw materials being carbonized, our Cogeneration Process uses the synthesis gas to generate biomass electricity. Therefore, we believe our production process is more efficient, results in less pollution, and yields higher profits after selling both activated carbon and biomass electricity when compared with the traditional steam activation process. For details of our production process, please see “—Production Process.”

As of the date of this annual report, we own 23 patents in the PRC and claim ownership of certain trade secrets and proprietary know-how developed by and used in our business. We cooperate with Huadian Electric Power Science Academy (“Huadian”) pursuant to a Strategic Cooperation Agreement dated April 3, 2014, to research, develop, and share technologies related to activated carbon and biomass energy, which include improvements to the ignition system and speed control system of electric generators. See “—R&D” for more information. We are also constantly looking for new cooperative opportunities with additional research centers to further improve our method.

Strategically Placed Facilities and Lower Costs

We strategically placed our current Tahe County facility in the middle of the Greater Khingan Range, where most of our suppliers are located and where there is abundant supply of forestry residues, little fuelwood, and wood wastes. Our Tahe County facility is close to multiple roads and only 1.24 miles from the nearest train station, thereby facilitating the transportation of our activated carbon products to customers in East China and South China. Our new facility under construction, in which we expect to manufacture activated carbon and generate steam for heating upon completing the first stage of construction in September 2022, is located in Manzhouli City, Inner Mongolia, where there are over 100 woodworking factories that could potentially supply us with a large number of wood wastes and which has similarly good transportation infrastructure. For detailed information of our new facility under construction in Manzhouli City, please refer to “—Facilities” below. Our stable feedstock supply and low transportation cost help us maintain lower general costs than those of our competitors.

High-Quality Wood-Based Activated Carbon Products and Biomass Electricity

The chemical activation process of activated carbon production uses coal as raw material. Coal often contains impurities, metal salt, and ash, and chemicals used in the chemical activation process may cause secondary pollution to the activated carbon products. Therefore, activated carbon products manufactured through the chemical activation process often are of low quality and can only be used in industrial manufacturing. In contrast, our wood-based activated carbon products, manufactured from forestry residues, little fuelwood, and wood wastes and through the physical activation process, are of higher quality than carbon activated products manufactured through the chemical activation process and therefore have a wide range of uses in industries such as pharmaceutical manufacturing, industrial manufacturing, water purification, food and beverage production, and environment protection. The biomass electricity generated in our activated carbon production process offers us an additional revenue source.

Strong Management and Professional Team with Extensive Industry Experience

Our senior management team, led by Mr. Kangbin Zheng, our chief executive officer and chairman, has significant experience in the activated carbon and biomass energy industries. Our management team is comprised of highly-skilled and dedicated professionals with wide ranging experience in research, services, product development, business development, and marketing. We believe that our management and professional team will be able to effectively grow our business through continued operating improvement and research.

Our Strategy

Our goal is to become one of China’s leading wood-based activated carbon and biomass energy producers. Accomplishing this goal requires the successful implementation of the following strategies:

Increase the Capacity of Activated Carbon Production

Since the demand for activated carbon in general and orders for our activated carbon products more particularly have been increasing in recent years, our facility at our Tahe Biopower Plant almost reached its full operating capacity in fiscal year 2018 and we had to outsource some of our orders to third-party producers to keep up with the demand for our products. These third-party producers do not have the same manufacturing processes or quality control as we do, nor do we share technology with them. We mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon we produce. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We rely on third-party manufacturers to produce some of our activated carbon products and problems with, or loss of, these manufacturers could harm our business and operating results.” We are currently constructing a new manufacturing facility in Manzhouli City, Inner Mongolia, to increase our capacity of activated carbon production. As of January 2022, we had completed the construction of the groundwork of the factory workshop, the auxiliary buildings, and the pipe networks.

Expand Customer Base

We plan to explore new markets for our activated carbon products while maintaining our current customer base. We are considering establishing branch offices in various strategic areas, including Beijing, Shanghai, Hebei Province, Jiangsu Province, and Fujian Province. These branch offices will focus on increasing activated carbon product sales to existing customers, providing customer support in those areas, and acquiring potential new customers. By increasing the number of customers and optimizing our transportation and sales network, we aim to reduce the marginal cost of our activated carbon products and increase our profits.

Focus on Products with Growing Demand

Due to the rapid development of industrial technology, stricter environmental protection regulations, and increased attention to food safety, there has been increased demand for activated carbon used in the water, food, and beverage industries, and activated carbon for pharmaceutical raw materials, intermediates, and finished products. We believe we are well positioned to meet each of these growing areas of demand. We will seek to continue our innovative approach, while ensuring reliability and efficiency in the delivery supply chain, to the extent we are able to continue to access a consistent supply of raw materials, by designing and manufacturing activated carbon products for use in a broad range of applications. While maintaining a diversified customer base and product line, we will seek to focus on our products with growing demand and capitalize opportunities for increasing their sales.

Increase Research and Development Efforts

We plan to increase our research and development efforts by seeking partnerships with well-established research institutes to develop more efficient methods for producing activated carbon and generating biomass energy. We have been working on applying our activated carbon production technology currently used with forestry residues, little fuelwood, and wood wastes to crop residues as well. We are seeking to reduce our reliance on forest resources and therefore expand our network of suppliers to other provinces in the PRC.

Explore New Business Opportunities

We have been monitoring possible business opportunities in the downstream sectors of the activated carbon industry, such as environment restoration, water purification, and air cleaning. In the long term, we plan to strategically establish or acquire companies that use activated carbon as raw materials. We have not entered into any binding agreement for any acquisition nor identified any definite acquisition target. By expanding our business vertically in the activated carbon industry, we hope to increase our pricing power and minimize risks in our Activated Carbon Production business.

Production Process

Our activated carbon is produced through the Cogeneration Process. In the Cogeneration Process, feedstock is sorted and shredded into wood pieces that are 0.4 to 2.4 inches thick, which are dried in a drying oven until the moisture content of the wood pieces is less than 15%. The wood pieces are then loaded into the gasifier, where they are pyrolyzed into charcoal and synthesis gas (or “syngas”). The charcoal is then exposed to oxidizing atmospheres at temperatures above 250°C in the activation furnace and converted into raw activated carbon. Depending on the specifications of activated carbon products in our customers’ orders, we change different elements of the process, such as the type of wood, spinning speed of the activation furnace, and length of the activation time, in order to produce different types of raw activated carbon. The raw activated carbon is grinded, blended, and packaged into different activated carbon products to be sold to our customers. The syngas is purified and burned in an internal combustion engine, which powers an electric generator that generates biomass electricity. The biomass electricity generated is then transmitted to the power network of State Grid Heilongjiang.

The simplified Cogeneration Process is shown below:

Products

Activated Carbon

Powdered Activated CarbonGranular Activated Carbon

Activated carbon, also called activated charcoal, is a carbonaceous, highly porous adsorptive medium that has a complex structure composed primarily of carbon atoms. The networks of pores in activated carbons are channels created within a rigid skeleton of disordered layers of carbon atoms, linked together by chemical bonds, stacked unevenly, creating a highly porous structure of nooks, crannies, cracks and crevices between the carbon layers. Activated carbon is used in methane and hydrogen storage, air purification, decaffeination, gold purification, metal extraction, water purification, medicine, sewage treatment, air filters in gas masks and respirators, filters in compressed air, teeth whitening, and many other applications.

We derived 98.62%, 96.99%, and 96.31% of our revenue from the sale of activated carbon products during the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Methylene blue number is often used as an indicator to evaluate the absorptive capacity of activated carbon. Activated carbon with a higher Methylene blue number usually has a higher absorptive capacity. We currently mainly produce the following four categories of activated carbon with different Methylene blue number ranges from forestry residues, little fuelwood, and wood wastes through physical activation process:

●	medium-quality activated carbon, which has a Methylene blue number of less than 11;
●	high-quality activated carbon, which has a Methylene blue number of between 11 and 12;
●	superior-quality activated carbon, which has a Methylene blue number of between 12 and 13; and
●	customized-quality activated carbon, which has a Methylene blue number of more than 13 and meets other special requirements of our customers.

Our medium-quality and high-quality activated carbon are usually used in industrial manufacturing, water purification, and environmental protection. Our superior-quality and customized-quality activated carbon are usually used in pharmaceutical manufacturing and food and beverage production, where higher absorptive capacity is required.

The following table shows the sales for our four categories of activated carbon in the fiscal years ended September 30, 2021, 2020, and 2019:

	Fiscal year ended September 30,			Fiscal year ended September 30,			Fiscal year ended September 30,
	2021			2020			2019
	Amount		Revenue	Amount		Revenue	Amount		Revenue
Category of Activated	Sold	Revenue	Percentage	Sold	Revenue	Percentage	Sold	Revenue	Percentage
Carbon	(Ton)	($)	(%)	(Ton)	($)	(%)	(Ton)	($)	(%)
Medium-Quality	3,861	4,607,045	23.54	—	—	—	23	26,754	0.26
High-Quality	5,173	6,507,040	33.24	5,011	5,989,962	49.51	3,608	4,273,706	40.73
Superior-Quality	1,371	1,800,524	9.20	3,782	5,097,403	42.13	4,345	5,388,670	51.36
Customized-Quality	4,613	6,658,657	34.02	732	1,012,092	8.36	608	802,462	7.65

Biomass Electricity

Biomass electricity is electricity generated from biomass. Biomass is organic material that comes from plants and animals, and it is a renewable source of energy. Biomass contains stored energy from the sun. Plants absorb the sun’s energy in a process called photosynthesis. When biomass is burned, the chemical energy in biomass is released as heat. Biomass can be burned directly or converted to liquid biofuels or biogas that can be burned as fuels.

We generate biomass electricity in the process of manufacturing activated carbon as described above.

Feedstock

The primary restriction on production and growth in the activated carbon industry is the availability and pricing of feedstock, which is the raw material used to produce activated carbon. A wide range of feedstock may be used to produce activated carbon, including:

●	coal, such as lignite, brown coal, bituminous coal, and anthracite coal;
●	forestry residues and little fuelwood, generated by operations such as thinning of plantations, clearing for logging roads, extracting stem-wood for pulp and timber, and natural attrition;
●	wood wastes, such as sawdust, off-cuts, trims, and shavings from wood industries including saw millings and plywood;
●	crop residues, such as straw, stem, stalk, leaves, husk, shell, peel, pulp, and stubble from cereals, cotton, groundnut, jute, legumes, coffee, tea, and fruits; and
●	peat.

We currently use forestry residues, little fuelwood, and wood wastes as feedstock. We used 55,906.49, 53,015.93, and 46,007.83 tons of forestry residues, little fuelwood, and wood wastes in the fiscal years ended September 30, 2021, 2020, and 2019, respectively. In response to high demand for activated carbon, we have been experimenting with alternative feedstock as raw materials in the Cogeneration Process.

In order to meet orders from our customers, sometimes we also purchase activated carbon from other producers before shipping it to customers. In the fiscal year ended September 30, 2021, we purchased 4,190, 3,465, and 2,696 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Shanghai Jiabole Commercial and Trading Co., Ltd., and Lishui Zhelin Trading Co., Ltd., respectively. In the fiscal year ended September 30, 2020, we purchased 2,090, 1,210, and 700 tons of activated carbon from Zhejiang Qianhang Trading Co., Ltd., Lishui Zhelin Trading Co., Ltd., and Wenzhou Xinghuang Trading Co., Ltd., respectively. In the fiscal year ended September 30, 2019, we purchased 465, 520, and 625 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Zhejiang Qianhang Trading Co., Ltd., and Jiangxi Running Commercial and Trading Co., Ltd., respectively. These third-party producers do not have the same manufacturing processes or quality control as we do, nor do we share technology with them. We mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon we produce. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We rely on third-party manufacturers to produce some of our activated carbon products and problems with, or loss of, these manufacturers could harm our business and operating results.”

Suppliers

Most of our current forestry residues, little fuelwood, and wood wastes suppliers are individuals who collect or purchase these materials from woodworking factories and tree plantations. We also source forestry residues, little fuelwood, and wood wastes from Tahe Forestry Bureau and wood processing factories in Manzhouli City. In order to meet orders from our customers, sometimes we also purchase activated carbon from other producers before shipping it to customers. For the fiscal year ended September 30, 2021, our top 10 suppliers in terms of purchasing value contributed 92% of our raw materials and activated carbon sourced, with the top five suppliers providing 26%, 25%, 16%, 8%, and 4% of our raw materials and activated carbon, respectively. For the fiscal year ended September 30, 2020, our top 10 suppliers in terms of purchasing value contributed 93% of our raw materials and activated carbon sourced, with the top five suppliers providing 29%, 17%, 10%, 9%, and 6% of our raw materials and activated carbon, respectively. For the fiscal year ended September 30, 2019, our top 10 suppliers in terms of purchasing value contributed 86% of our raw materials and activated carbon sourced, with the top five suppliers providing 13%, 12%, 11%, 11%, and 9% of our raw materials and activated carbon, respectively. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We have sourced our raw materials and activated carbon primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.”

We enter into supply orders in the ordinary course of business with our forestry residues, little fuelwood, and wood wastes suppliers, pursuant to a form of long-term supply order. Pursuant to our supply orders, which usually do not have an expiration date, our suppliers will provide us with a certain quantity of forestry residues, little fuelwood, and wood wastes for a fixed price until the supply orders are amended or terminated. The price is negotiated with our suppliers on an order-by-order basis and depends on the moisture content and type of wood, and the number of impurities. While the fixed price of short-term orders does not entirely protect us against volatility in feedstock prices, typically we have been able to and believe that we will continue to be able to transfer the volatility to our customers by renegotiating the prices of our finished products. We also continue to search for additional suppliers to maintain the consistency of our supply and control the costs of our raw materials.

For information about our suppliers of raw activated carbon, please see “—Feedstock.”

Customers

Our activated carbon products customers primarily include activated carbon wholesalers and companies engaging in the activated carbon deep processing business. Our top activated carbon customers for the fiscal year ended September 30, 2021 included Ningbo Juming Youjia Commercial and Trading Co., Ltd. (“Ningbo Juming Youjia”), Huainan Jiahe New Material Co., Ltd. (“Huainan Jiahe”), Ningbo Senjiayamei, Fujian Yuanli Active Carbon Co., Ltd. (“Fujian Yuanli”), Shandong Beiqihuancheng Trading Co., Ltd., Anhui Huifengyonghui International Commercial and Trading Co., Ltd., and Ningguo Zhewanzhenhua Activated Carbon Co., Ltd., which collectively accounted for 100% of our total activated carbon sales for that period. Ningbo Juming Youjia accounted for 44% and Huainan Jiahe accounted for 34% of our total activated carbon sales for the fiscal year ended September 30, 2021, respectively. Our top activated carbon customers for the fiscal year ended September 30, 2020 included Ningbo Juming Youjia, Shanghai Huanguan New Material Co., Ltd. (“Shanghai Huanguan”), Huainan Jiahe, Fujian Yuanli, Shandong Beiqihuancheng Trading Co., Ltd., and Anhui Huifengyonghui International Commercial and Trading Co., Ltd., which collectively accounted for 100% of our total activated carbon sales for that period. Ningbo Juming Youjia accounted for 36% of our total activated carbon sales for the fiscal year ended September 30, 2020. Our top activated carbon customers for the fiscal year ended September 30, 2019 included Huainan Jiahe, Ningbo Juming Youjia, Shanghai Huanguan, China National Forest Product Company Limited, and Fujian Yuanli, which collectively accounted for 61% of our total activated carbon sales for that period. Huainan Jiahe accounted for 15% of our total activated carbon sales for the fiscal year ended September 30, 2019.

From the commencement of our operations in December 2012 to September 30, 2021, a total of 53 activated carbon customers have purchased activated carbon products from us. The total number of our activated carbon customers decreased from 28 for the fiscal year ended September 30, 2019, to six for the fiscal year ended September 30, 2020 and seven for the fiscal year ended September 30, 2021. We chose to focus on customers with consistent orders and large activated carbon purchases, reducing the costs of customer maintenance and making it easier to manage our customer relations. As a result, although the number of our activated carbon customers decreased during this period, our total activated carbon sales increased. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—A majority of our activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, we would likely incur substantial losses of revenue.”

Since January 1, 2017, we have provided activated carbon related technical services to Lianmu Technology. The technical services we provided included activated carbon mixing ratio adjustments, activated carbon component indicator analyses, absorptive capacity tests, and other technical support. From April 1, 2019 to September 30, 2019, we provided similar services to Lianmu Technology for a service fee of RMB1,500,000 (approximately $205,851) pursuant to a Technical Services Agreement dated April 1, 2019. On October 1, 2019, we entered into a second Technical Consulting Services Agreement, pursuant to which we agreed to provide similar services to Lianmu Technology from October 1, 2019 to September 30, 2020 for a service fee of RMB900,000 (approximately $128,340). On October 1, 2020, we entered into a Technical Consulting Services Agreement, pursuant to which we agreed to provide similar services to Lianmu Technology from October 1, 2020 to September 30, 2021 for a service fee of RMB900,000 (approximately $138,240). We expect to continue to provide similar technical services to Lianmu Technology and our other customers if requested.

The only purchaser of our biomass electricity is State Grid Heilongjiang, a subsidiary of State Grid Corporation of China in Heilongjiang Province, and, as the electric generators of Tahe Biopower Plant are connected to the electrical grid of State Grid Heilongjiang, we cannot sell biomass electricity to any other electricity distribution company. We enter into a biomass electricity sales agreement with State Grid Heilongjiang, and the agreement is renewed annually. State Grid Heilongjiang purchased 2,817,600 KWh, 2,641,964 KWh, and 3,044,574 KWh biomass electricity from us in the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Marketing and Sales

We maintain our activated carbon marketing and sales forces in-house in our corporate office with two employees, who are responsible for sales, transportation and distribution, as well as quality control and contract administration. Through market analyses, we identified potential customers that had high demand for activated carbon but were having difficulties finding suppliers, such as Huainan Jiahe and Liyang Zhuojun. By focusing on these potential customers and tailoring our activated carbon products to their specific needs, we were able to increase the number of our activated carbon customers. By offering customized activated carbon of specific iodine adsorption number, Methylene blue number, and other characteristics relevant to our customers, we are able to serve a diverse customer base. Our marketing and sales personnel are hard-working, full of passion, and responsive, and we offer them trainings in marketing and sales, management, and activated carbon products and technology.

We do not devote marketing and sales effort to our biomass electricity business since State Grid Corporation of China is the only purchaser of biomass electricity in the PRC.

Pricing & Backlog

To date, we price our activated carbon products on an order-to-order basis, primarily based on the Methylene blue number of the activated carbon product, adjusted for its other characteristics. The prices of our activated carbon products range from $1,115.84 to $1,487.79 per ton.

For our activated carbon products, we usually enter into sales agreements with a customer after agreeing on the specific product characteristics of the activated carbon such as iodine adsorption number and Methylene blue number and making sure that we have sufficient raw materials and different grades of activated carbon. We typically enter into separate activated carbon sales agreements, instead of a long-term supply agreement, for orders we receive from our activated carbon customers. This allows us to be flexible in pricing and adjust prices of our activated carbon products as the prices of our raw materials and the market demand for activated carbon change. The sales agreements typically lay out the quantity, price, specifics, packaging requirements, shipping method and delivery date, and other agreed-upon provisions of the order.

It usually takes us approximately 22 hours to produce the activated carbon product specified in an order, depending on the amount of activated carbon ordered, the supply of raw materials, and the specific product characteristics, among other factors. We typically begin shipping activated carbon products after we have produced approximately 30 tons, enough to fill up a railway wagon. It usually takes us three to five days to transport them by rail and by road to the sites of our customers; the transportation time could be delayed by two to three days if there is bad weather. During the fiscal year ended September 30, 2021, 93.7% of our customers chose to pick up activated carbon products by themselves due to cost control reasons. The balance is due within 15 days to 90 days after the date when the customer accepts the shipment. If a customer fails to make payment on time, late interest of 3% per day is levied on the outstanding balance until payment is received in full. We rely on our long-term business relationships with our customers when collecting payments and do not currently encounter any difficulties in collecting payments.

The price of our biomass electricity is determined by NDRC and comprises two parts, the standard rate and the biomass incentive rate. We enter into an annual supply agreement with State Grid Heilongjiang and the agreement specifies, among other things, the amount of electricity we need to produce in each month and price of the electricity.

Awards and Recognition

We have received the following honors, awards, and certifications for our quality products and scientific research efforts:

2012

●	Chinese Scientific and Technological Innovation Middle and Small-Sized Enterprises Top 100

2014

●	Catalogue of Advanced and Applicable Technologies for Comprehensive Utilization of Renewable Resources (Second Class)
●	Electric Power Business License for Power Generation (this license enables us to conduct power generation business)

2016

●	China High and New Technology Enterprise Certificate (this certificate entitles us to preferential enterprise income tax rates of 15% rather than 25%)

2019

●	Growth Group Excellence Award and Innovation Star Award in China Innovation & Entrepreneurship Competition (Heilongjiang Division)
●	Second Prize in Heilongjiang Province Innovation & Entrepreneurship Competition (Daxing’anling Division)
●	China High and New Technology Enterprise Certificate (this certificate entitles us to preferential enterprise income tax rates of 15% rather than 25%)

2020

●	Model Project for Comprehensive Utilization of Forestry Resources

2021

●	China High and New Technology Enterprise Certificate (this certificate entitles us to preferential enterprise income tax rates of 15% rather than 25%)

Facilities

Our current manufacturing facility is located in Tahe Biopower Plant in Tahe County, Heilongjiang Province. We have the rights to use the land and factory buildings from July 1, 2020, to March 31, 2025, with an annual rent of RMB126,440 (approximately $19,295) pursuant to a lease agreement entered into with Tahe Forestry Bureau on July 1, 2020. According to the lease agreement, we can only use the land and factory buildings for the operations of Tahe Biopower Plant and cannot transfer the lease to a third person without the prior consent of the landlord; otherwise, the lease agreement will be terminated. We are required to notify the landlord at least two months in advance if we would like to renew the lease agreement. Tahe Biopower Plant has a building area of 199,199 square feet and one production line, which runs 24 hours per day and 300 days per year. Its annual operating capacity for manufacturing activated carbon is approximately 7,800 tons. We produced 5,776 tons, 5,169 tons, and 4,920 tons of activated carbon and were at about 74%, 66%, and 63% capacity during the fiscal years ended September 30, 2021, 2020, and 2019, respectively. The amount of activated carbon produced was impacted by a scheduled maintenance of our machines for 40 days in 2021 and the unscheduled close of facility due to the COVID-19 pandemic for 60 days in 2020 and a scheduled maintenance of some of our machines for 45 days in 2019.

Facilities of Tahe Biopower Plant

We are currently constructing a new facility in Manzhouli City, Inner Mongolia, to expand our production capacity. We plan to construct the new facility in two stages, the first of which is expected to be completed by September 2022. The planned investment for the first stage of construction is approximately RMB140 million (approximately $20.21 million). Upon the completion of the first stage, we will commence manufacture and the facility is designed to have an annual capacity for manufacturing approximately 5,000 tons of activated carbon and generate 115,200 tons of steam for heating during the manufacturing process. Subject to a review of the operating results of the facility, we plan to invest an additional RMB190 million (approximately $28.21 million) in the second stage of construction and increase the annual capacity to 10,000 tons of activated carbon and 230,400 tons of steam for heating. The second stage is expected to be completed by the end of 2024. In November 2018, we purchased a tract of land that is 279,861 square feet for the first stage of construction. As of January 2022, we had completed the construction of the groundwork of the factory workshop, the auxiliary buildings, and the pipe networks, and our total capital expenditure on the new facility was approximately RMB64 million (approximately $9.8 million).

We are currently constructing a new facility in Lishui, to focus on the R&D, processing, marketing, and sale of activated carbon for water purification. We lease about 27,152 square feet of office and production space in Lishui for such new facility pursuant to a lease agreement we entered into with Zhejiang Forasen Energy Technology Co., Ltd. on October 8, 2021, with a lease term of six years from October 8, 2021 to October 7, 2026 (unless otherwise terminated by either party) and an annual rent of RMB454,042.8 (approximately $69,741), payable semi-annually. We are required to notify the landlord at least three months in advance if we would like to renew the lease agreement. The planned investment for the renovation of factory building and construction of product line is RMB30 Million (approximately $4.61 million). The factory has an inspection and quality control laboratory, and a high-efficiency charcoal separation processing production line, which is expected to run 24 hours per day and 300 days per year with a targeted annual output capacity of 36,000 tons of activated carbon. As of January 2022, we had completed the renovation of factory building and installation of most of the equipment. We expect to begin operation in April 2022 after obtaining necessary government safety and environmental permits.

We leased about 5,382 square feet of office space in Lishui for free pursuant to two lease agreements we entered into with Lishui Yonglian Startup Services Co., Ltd. on February 4, 2021. The lease period was from February 5, 2021 to February 4, 2022. We were required to notify the landlord at least one month in advance if we would like to renew the lease agreements. The leases were terminated on August 31, 2021. Currently, we lease an office of about 646 square feet in Lishui for free pursuant to two lease agreements we entered into with Lishui Yonglian Startup Services Co., Ltd. on September 1, 2021. The lease period is from September 1, 2021 to August 31, 2022. We are required to notify the landlord at least one month in advance if we would like to renew the lease agreements.

We also lease about 1,006 square feet of office space in Hangzhou pursuant to a lease agreement we entered into with Hangzhou Nongyuan Network Technology Co., Ltd., a PRC company wholly owned by the daughter of our principal shareholder, Ms. Yefang Zhang, on August 5, 2020. The lease period is from August 5, 2020 to August 4, 2022 (unless otherwise terminated by either party), and the annual rent is RMB283,258 (approximately $40,427), payable semi-annually. We are required to notify the landlord at least two months in advance if we would like to renew the lease agreement. We expect a slight increase in the rent if we renew the lease.

We believe our facilities are sufficient for our business operation.

R&D

Research and Development (“R&D”) expenses include salaries, material, contract, and other outside service fees, facilities, and overhead costs. In accordance to the FASB’s accounting standards for R&D costs, we expense the costs associated with the R&D activities when incurred. The R&D expenses totaled $385,525, $287,299, and $593,992 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively. We currently have five employees in our R&D department.

On April 3, 2014, we, through Hangzhou Forasen, entered into a Strategic Cooperation Agreement with Huadian. Pursuant to that agreement, Huadian and Hangzhou Forasen agreed to (i) research, develop, and share technologies related to activated carbon and biomass energy, (ii) share research facilities such as laboratories, equipment, and test bases, and (iii) regularly hold meetings to discuss development in the related industries. The agreement does not create any payment obligations to the parties, nor does it have an expiration date or a termination provision. In general, any intellectual property jointly developed under the agreement is jointly owned by Hangzhou Forasen and Huadian, unless otherwise agreed upon by the two parties for specific intellectual property.

We expect to work closely with leading universities and R&D institutes that specialize in activated carbon and biomass energy to develop new technologies for more efficient and cost-effective activated carbon and biomass energy production. We will also continue to search for alternative feedstock to enhance the availability of raw materials and reduce costs of feedstock for activated carbon production.

Intellectual Property

We evaluate on a case-by-case basis how best to use patents, trademarks, copyrights, trade secrets, and other available intellectual property protection in order to protect our products and our critical investments in R&D, manufacturing, and marketing. We focus on securing and maintaining patents for certain inventions such as equipment used in the production of activated carbon and generation of biomass electricity, while maintaining other inventions such as process improvements as trade secrets, derived from our market-based business model, in an effort to maximize the value of our product portfolio and manufacturing capabilities and reinforce our competitive advantage. Our policy is to seek appropriate intellectual property protection for significant product and process developments in the major areas where the relevant products are manufactured or sold. Patents may cover products, processes, intermediate products and product uses. Patents extend for varying periods in accordance with the date of patent application filing and the legal life of patens in the various countries in which the patents are registered. The protection afforded, which may also vary from country to country, depends upon the type of subject matter covered by the patent and the scope of the claims of the patent. We maintain appropriate information security policies and procedures reasonably designed to ensure the safeguarding of confidential information including, where appropriate, data encryption, access controls, and employee awareness training.

As of the date of this annual report, we own 23 patents in the PRC:

No.	Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
1	Methods and equipment for internal combustion self-heating mobile bed dry distillation carbonization	Khingan Forasen	Invention	March 22, 2006	August 24, 2024	200410075047.0

2	A tube-type heat exchanger	Khingan Forasen	Utility Model	June 5, 2013	October 24, 2022	201220575752.7

3	Methods and equipment for continuously gasifying biomass moving bed while removing tar	Khingan Forasen	Invention	February 12, 2014	February 12, 2031	201110041890.7

4	Feeding equipment for biomass gasifier	Hangzhou Forasen	Utility Model	October 8, 2014	May 19, 2024	201420261667.2

5	A gas processing device for biomass gasifier	Hangzhou Forasen	Utility Model	December 3, 2014	June 15, 2024	201420320604.X

6	Equipment for continuously carbonizing and gasifying wood	Hangzhou Darwo Software Co., Ltd., Hangzhou Forasen	Utility Model	January 14, 2015	June 18, 2024	201420350213.2

7	A dust-removing and explosion-preventing device for activated-carbon rotary furnace	Hangzhou Forasen	Utility Model	August 31, 2016	November 22, 2025	201520936930.8

8	A speed-adjustable cracker feeding device	Khingan Forasen	Utility Model	November 23, 2018	January 21, 2028	201820098769.5

9	An activation boiling furnace for producing activated carbon	Khingan Forasen	Utility Model	February 12, 2019	April 27, 2028	201820630290.1

10	A vacuum melting furnace	Khingan Forasen	Utility Model	November 05, 2019	November 26, 2028	201821964716.3

11	A system and methods for drying and processing of activated carbon	Hangzhou Forasen	Invention	September 25, 2020	September 19, 2038	201811099264.1

12	Equipment for internal combustion autothermal moving bed distillation carbonization	Khingan Forasen	Utility Model	August 7, 2020	September 22, 2029	201921583018.3

13	An activated carbon grinder	Khingan Forasen	Utility Model	July 24, 2020	September 22, 2029	201921583029.1

14	A safety activated carbon production gasification furnace with explosion-proof structure	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320184.3

15	A feeder convenient to install for the production of chemical decolorizing activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320202.8

16	A drying device with dehumidification structure for production of doxycycline professional activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	2020022320172.0

17	An activation furnace with tail gas treatment device for production of environmental protection activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320374.5

18	A collection device with separation structure for production of nutshell activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202002230544.X

19	An activated carbon production gasification furnace with feed anti-clogging structure	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320476.7

20	An activating furnace for production of activated carbon with convenient sewage discharge structure	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320271.9

21	A food additive activated carbon production visual wastewater treatment device	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320201.3

22	A screening equipment with anti-blocking structure for production of medicinal activated carbon	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320510.0

23	A storage device with moisture-proof function for electroplating chemical reagent type activated carbon production	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320185.8

We currently own two trademarks, “CNENY” and “中北能” (China North Energy), in the PRC.

In addition to our registered intellectual property portfolio, we also claim ownership of certain trade secrets and proprietary know-how developed by and used in our business.

We own the internet domain name “cneny.com.”

Employees

As of September 30, 2021, 2020, and 2019, we had 160, 161, and 161 employees. The following table sets forth the number of our employees by area of business as of September 30, 2021:

	Number
	of
	Employees	% of Total
Management	3	2
Finance	10	6
R&D	4	3
Administration	19	12
Marketing and Sales	3	2
Quality Control and Statistics	8	5
Production	113	70
Total	160	100

Generally, we enter into standard employment contracts with our officers, managers, and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers, managers, and employees are subject to renewal in three years and, if renewed, will last another five years before becoming at-will employment contracts. We also enter into non-compete agreements with our employees to protect our trade secrets; the non-compete agreements prohibit competition with us during the employees’ employment and within two years after leaving our Company. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. Since the demand from our customers is usually weaker around the Chinese New Year, which usually falls in January or February, our sales in the second fiscal quarter (January to March) are often lower than those of other quarters.

Environmental Matters

We have taken measures to reduce pollution caused by our activated carbon production and biomass electricity generation, such as installing dust collectors to collect dust created in our activation process. Further, we have obtained the License of Pollutant Discharges on February 27, 2020, with a term of three years. We have been in compliance with state and local laws and regulations relating to the environment to date and it has not had a material adverse effect upon our capital expenditures, earnings, or competitive position and we do not anticipate any material adverse effects in the future based on the nature of our future operations.

Industry Development

By attending local and national industry associations, we take the responsibility of helping develop our industry. Some of our involvement with industry associations are listed below:

Association	Position	Period	Activities
All-China Environment Federation	Member Entity	November 2018 to November 2023	Attend various industry meetings and share and communicate industry information of activated carbon and biomass electricity industries.

China Association of Circular Economy	Committee Member Entity	April 2013 to present	Attend meetings and discuss experience in renewable resource project development

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our PRC operating entities’ business and operations in China.

PRC Regulations Encouraging Our Businesses

Production of activated carbon and production of biomass electricity by using forestry residues are activities supported by various policies of the PRC government. For example, under the 12th Five-Year Plan for Circular Economy Development issued by the State Council in February 2012, all industries are encouraged to attach importance to the reuse of wastes generated in production and daily life. Pursuant to the Catalogue for Guiding Industry Restructuring (2011 Version), promulgated by the State Development and Reform Commission (“SDRC”), last amended on February 16, 2013, and effective on May 1, 2013, the deep processing and product development of forestry residues and wood wastes, and technology development and machinery manufacturing for biomass power generation are both listed in the “Encouraged” category. Also, the Law of the PRC on Promoting Circular Economy promulgated by the Standing Committee of National People’s Congress (“SCNPC”) on August 29, 2008, effective on January 1, 2009, and amended on October 26, 2018, encourages enterprises to utilize forestry residues and wood wastes, and to develop and produce biomass energy. Further, our activated carbon and electricity cogeneration machinery and core technology have been listed as one of the advanced applicable technology in the Catalogue of Advanced Applicable Technology for the Comprehensive Utilization of Renewable Resources (Second), issued by the Ministry of Industry and Information Technology of the PRC on January 22, 2014, and effective on the same day.

PRC Regulations Relating to Biomass Electricity Production

Power Generation

Pursuant to the Electric Power Law of the PRC, promulgated by SCNPC on August 27, 2009, and last amended on December 29, 2018, the Regulation on Electric Power Supervision promulgated by the State Council on May 1, 2005, and the Provisions on the Administration of Electric Power Business Licenses, promulgated by the State Electricity Regulatory Commission (“SERC”) (now reorganized as the National Energy Administration (“NEA”)) on December 1, 2005, and amended on May 30, 2015, any individual or entity engaging in the business of electric power is required to obtain an electric power business license, which can be further categorized into three types of license, namely power generation, power distribution, and power supply. Any public power plant, any self-prepared power plant as incorporated into a power network, such as our PRC subsidiary Khingan Forasen, and any other enterprises as prescribed by SERC is required to obtain an electric power business license for power generation. Khingan Forasen obtained its electric power business license for power generation on September 9, 2014, for a term of 20 years, through which its branch office Tahe Biopower Plant is able to conduct our power generation business.

Grid Connection

Biomass electricity that we generate during the process of producing activated carbon is partially used by our facility and also supplied to electric power companies. The supply of biomass electricity is subject to the Rules on Operation of Power Grids (for Trial Implementation), promulgated by SERC on November 3, 2006 and effective on January 1, 2007, and other local rules promulgated by the Northeast China Energy Regulatory Bureau of NEA, including the Detailed Implementation Rules on Power Plant Grid-Connection Administration in the Northeast Area, which became effective on March 1, 2009, and the Detailed Implementation Rules on the Grid-Connection Power Plant Assistance Services Administration in Northeast Area, which became effective on March 1, 2009. In addition, pursuant to the Renewable Energy Law of the PRC (the “Renewable Energy Law”), promulgated by SCNPC on February 28, 2005, amended on December 26, 2009, and effective on April 1, 2010, biomass energy is a type of renewable energy, the development and usage of which is a priority in energy development for China. Further, under the Renewable Energy Law, power companies shall enter into grid-connection agreements to purchase the electricity at full price from renewable energy power plants that have been constructed according to the renewable energy development and usage plan, and that have obtained administrative approval or have registered their records with electricity authorities. As of the date of this annual report, we have completed filings with local electricity authority for information of our Tahe Biopower Plant construction project, and we have entered into a grid-connection agreement and electricity purchase agreements with State Grid Heilongjiang Electric Power Company Limited.

Pursuant to the Trial Rules of the Administration for the Price and Allocation of Cost of Renewable Energy Generation which was promulgated by SDRC on January 4, 2006, and became effective retrospectively on January 1, 2006, the price of biomass electricity is determined by the government. Renewable energy generation projects enjoy certain subsidy for 15 years starting from the date of operation. The manufacturing facility of Tahe Biopower Plant has been in operation since April 2014 and enjoyed a subsidy of RMB0.376 (approximately $0.054) per kWh.

PRC Regulations Relating to Environmental Protection

Currently there are no industrial standards in the PRC specifying the emission of pollutants for activated carbon production in effect. We are subject to the PRC environmental protection laws and regulations in general.

Pursuant to the Environmental Protection Law of the PRC (the “Environmental Protection Law”) promulgated by SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gases, waste water, waste residues, dust, malodorous gases, radioactive substances, noise and vibrations, electromagnetic radiation, and other hazards produced during such activities. Further, the PRC government also enacted various laws and regulations regarding various pollution prevention, including the Air Pollution Prevention and Control Law of the PRC promulgated by SCNPC on August 29, 1995, and last amended and effective on October 26, 2018, and the Water Pollution Prevention and Control Law of the PRC promulgated by SCNPC on May 11, 1984, last amended on June 27, 2017, and effective on January 1, 2018, together with the Environmental Protection Law, the “Environment Laws.” Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environment Laws. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. Khingan Forasen obtained the License of Pollutant Discharges on February 27, 2020, which will be valid through February 26, 2023.

On October 27, 2016, the State Council circulated the Work Plan, which set out the key objectives to reduce, by 2020, carbon dioxide emissions per GDP unit by 18% of the 2015 emission level. In particular, the Work Plan requires that the cumulative decreasing number of carbon dioxide emissions shall be more than 110 billion tons, and that the chemical oxygen demand and ammonia emissions, and the nitrogen oxide and ammonia emissions decrease by 10% and 15%, respectively, of the 2015 emission level.

On March 2, 2018, the Ministry of Ecology and Environment of the PRC circulated the Draft Emission Standards of Activated Carbon Industrial Pollutants (the “Standards”) for public comments, the commenting period of which ended on April 8, 2018. While the Standards have not been passed, once it is enacted, our production of activated carbon will be subject to high standards on pollution emissions. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Compliance with environmental and other laws and regulations could result in significant costs and liabilities.”

PRC Regulations Relating to Work Safety and Fire Control

Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, last amended on August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. As of the date of this annual report, we have established internal work safety procedures to ensure the work environment and conditions for our workers in the PRC.

Fire Control

Pursuant to the Fire Protection Law of the PRC, which was promulgated by the SCNPC on April 29, 1998, and amended on October 28, 2008, and on April 23, 2019, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within seven business days after obtaining the construction work permit and passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of the projects, use of such projects, or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

PRC Regulations Relating to Land and the Development of Construction Projects

Land Use Rights

Under the Interim Regulations on Assignment and Transfer of the Rights to Use the State-owned Urban Land, promulgated by the State Council on May 19, 1990, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights. In December 2018, we made full payment of the land premium for the assignment of the use rights of the land where our Manzhouli facility will be located, and obtained the land use rights certificate for a term starting on November 16, 2018, and ending on November 16, 2068.

Planning of a Construction Project

For the construction of our Manzhouli facility, pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use the State-Owned Land in Urban Areas promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of PRC promulgated by the SCNPC on October 28, 2007, and last amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering projects within an urban or rural planning area. After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (the “MOHURD”) on June 25, 2014, and amended on September 28, 2018. Failure to obtain such permits will subject the construction enterprise to penalties including suspension or termination of the construction and demolition of the constructed structures, as well as fines up to 10% of costs of the construction project.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000, and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the local government at the county level or above where the project is located, for examination upon completion of building and for filing purpose, and to obtain the filing form for acceptance and examination upon completion of construction project. Failure to apply for examination may be subject to fines between RMB200,000 to RMB500,000; and failure to submit its filing form for acceptance may be subject to fines between RMB10,000 to RMB50,000.

As of the date of this annual report, we have obtained the construction planning permit and the construction work commencement permit. Our Manzhouli facility is currently under construction. Because the constructible season during a year is usually very short in Manzhouli

City for the reason of cold weather, we may not be able to complete the construction of the Manzhouli facility within the terms specified by the construction planning permit and/or the construction work commencement permit, in which case we cannot guarantee that we will be able to successfully extend the terms of such permits or renew such permits. Further, upon the completion of the construction, we are required to apply for the construction acceptance examination. Any failures in obtaining such required licenses, permits, or certificates at various phrases of the construction could subject us to fines and penalties including suspension of our construction, which may have a material effect on our financial and operational conditions. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We may incur delays and budget overruns with respect to a facility under construction. Any such delays or cost overruns may have a material adverse effect on our operating results.”

PRC Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the “Encouraged Catalog,” and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the “Negative List.” The current Encouraged Catalog and Negative List were both promulgated by MOFCOM and NDRC on June 30, 2019, and became effective on July 30, 2019. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally constituted “permitted,” and are open to foreign investment unless specifically restricted by other PRC regulations. For restricted industries, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest Negative List was released by MOFCOM and NDRC on June 30, 2020 and became effective on July 23, 2020. Pursuant to the current and the updated Negative Lists, the production and sale of activated carbon as well as the production of biomass electricity are permitted industries.

The establishment, operation, and management of corporate entities in the PRC is governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993, and came into effect on July 1, 1994, and was last amended on October 26, 2018, and became effective on the same day. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, or the “WFOE Law,” promulgated on April 12, 1986, and amended on October 31, 2000, and September 3, 2016, and the Rules for the Implementation of the WFOE Law, promulgated on December 12, 1990, and amended on April 12, 2001, and February 19, 2014. According to the amendments to the WFOE law in 2016, for a wholly foreign-owned enterprise which the special entry management system does not apply to, its establishment, operation duration and extension, separation, merger or other major changes shall be reported for record. Pursuant to the Provisional Administrative Measures for Record-filing Administration of the Establishment and Change of Foreign-Invested Enterprises, or the “Provisional Measures,” promulgated by MOFCOM on October 8, 2016 (as amended), establishment and modifications of foreign invested enterprises which are not subject to the approval under the special entry management measures shall be filed with the delegated commercial authorities.

On March 15, 2019, NPC passed the new Foreign Investment Law of the PRC and, on December 26, 2019, the State Council passed the new Implementation Regulations for the Foreign Investment Law of the PRC (collectively with the Foreign Investment Law of the PRC, the “FIL”), both of which became effective on January 1, 2020. The FIL sets out the definitions of foreign investment and the framework for promotion, protection and administration of foreign investment activities. Since its effectiveness in January 2020, the FIL has replaced the three existing PRC laws on foreign investment, namely the Law on Sino-Foreign Equity Joint Ventures (the “EJV Law”), the Law on Sino-Foreign Contractual Joint Ventures (the “CJV Law”), and the WFOE Law (together with the EJV Law and the CJV Law, the “Three FDI Laws”). Pursuant to the FIL, starting on January 1, 2020, the organization form, corporate structure, and operating rules of newly established FIEs are subject to the PRC Company Law and the PRC Partnership Enterprise Law, depending on their form of business organization. For existing FIEs established under the Three FDI Laws, such as our WFOEs including Zhejiang CN Energy and Manzhouli CN Energy, their corporate structure may remain unchanged for five years. Upon the expiration of the five-year transition period, all FIEs will be governed by the PRC Company Law or the PRC Partnership Enterprise Law. We believe that the FIL will have very limited impact on our WFOEs’ corporate governance, as the organizational form and corporate structure of WFOEs have been governed by the PRC Company Law since 2006.

PRC Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated on January 29, 1996, and most recently amended on August 5, 2008, issued by SAFE and other relevant PRC government authorities. Pursuant to the PRC Foreign Exchange Administration Regulations, RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or “SAFE Circular 59,” promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs. The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or “SAFE Circular 13,” effective from June 1, 2015, cancelled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplified the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or “SAFE Circular 19,” which was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered. SAFE later promulgated the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties such as restrictions on foreign exchange activities of such enterprises.

According to the Provisional Measures, the Administrative Rules on the Company Registration which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994, and was most recently amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the State Administration for Market Regulation (the “SAMR”) or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the “FICMIS,” if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the FIE, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any subsequent capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS, and register such with the local banks for the foreign exchange related matters. Once the FIL becomes effective, pursuant to Article 21 of the FIL, foreign investors will be free to remit profits, capital gains, income from asset disposal, or intellectual property royalties into and out of China in accordance with PRC laws. While there have not been any detailed rules issued on this regard, we do not expect that foreign investors will be able to freely remit funds into or out of China without any limitation. However, we do expect that foreign investors will enjoy more convenience when remitting their profits out of China.

Loans by Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be a foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts, together, the “Foreign Debts Provisions.” Under the Foreign Debts Provisions, a shareholder loan in the form of a foreign debt made to its PRC subsidiary does not require the prior approval of SAFE. However, such a foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Further, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or the “Total Investment and Registered Capital Balance.”

On January 12, 2017, PBOC issued PBOC Notice No. 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both FIEs and domestic-invested enterprises. Pursuant to PBOC Notice No. 9, the foreign debt upper limit for both foreign-invested and domestic-invested enterprise is calculated as twice the amount of the net asset of such enterprises. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. PBOC Notice No. 9 does not supersede the Foreign Debts Provisions. Pursuant to PBOC Notice No. 9, PBOC and SAFE shall reevaluate the calculation method for FIEs and determine what the applicable calculation method would be. As of the date of this annual report, neither PBOC nor SAFE has issued and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Under current practice, the relevant authorities are likely to allow FIEs, such as our PRC subsidiaries, to choose the calculation method either under the Foreign Debts Provisions or PBOC Notice No. 9 until any new regulation is issued. After the FIL becomes effective, however, it is uncertain whether the concept of “total investment” will still exist and whether the foreign debt quota will still be subject to the total Investment and Registered Capital Balance of an FIE or it will be replaced by the new mode introduced under PBOC Notice No. 9. As of the date of this annual report, our PRC subsidiaries do not have any foreign debts owed to their foreign investor Energy Holdings.

Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in the PRC include the FIL and PRC Company Law and their implementation regulations. Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with the PRC accounting standards and regulations. A PRC company is required to set aside at least 10% of its after-tax profits as statutory reserve funds, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

PRC Regulations Relating to Offshore Investments by PRC Residents

SAFE promulgated the SAFE Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore SPV undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

The SAFE Circular 37 was issued to replace Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles). SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. As of the date of this annual report, four of our beneficial owners who are PRC residents have completed the registrations required by the SAFE Circular 37.

PRC Regulations on Mergers and Acquisitions and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or “PRC Citizens,” intends to acquire equity interests or assets of any other PRC domestic company affiliated with PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special vehicle, or a SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

PRC Regulations Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law which came into effect on January 1, 2008, and was later amended on February 24, 2017, and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law which was amended and became effective on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

Value-Added Tax

The Provisional Regulations of the PRC on Value-Added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and were last amended on November 19, 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-Added Tax was promulgated by the Ministry of Finance on December 15, 2008, effective on January 1, 2009, and amended on October 28, 2011 (collectively, the “VAT Laws”). On November 19, 2017, the State Council

promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-Added Tax, or the “Order 691.” According to the VAT Laws and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of value-added taxes. The valued-added tax rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. In December 2020, the local tax authority notified us that beginning October 1, 2020, the VAT-in amount of our wood chip purchase would not be allowed to be deducted, which resulted in an increase in the purchasing cost of wood chips. The tax authority also required us to apply the change retrospectively beginning May 2018. As a result, we paid approximately $429,000 of prior-period non-deductible VAT-in, and recorded it as cost of revenue in the fiscal year ended September 30, 2021.

Tax Incentives

On January 29, 2016, the PRC Ministry of Science and Technology, the Ministry of Finance, and the SAT jointly enacted the Administrative Measures for Certification of High and New Technology Enterprises (2016 Amendment) (the “Measures for High-Tech Enterprises”), which repealed the previous measures issued in 2008, and became effective retroactively on January 1, 2016. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. Khingan Forasen was granted the HNTE qualification effective on November 15, 2016, for a three-year term, and enjoyed a preferential enterprise income tax rate of 15% during this period. Khingan Forasen’s HNTE qualification was reapproved on December 3, 2019 and Khingan Forasen continues to enjoy the reduced income tax rate for the next three years. There can be no assurance, however, that Khingan Forasen will continue to meet the qualifications and successfully renew its HNTE qualification upon its expiry. In addition, there can be no guaranty that relevant governmental authorities will not revoke Khingan Forasen’s HNTE status in the future.

Since the 1980s, the PRC has incentivized the “comprehensive utilization of resources,” which means using nonhazardous wastes as inputs to production, to create environmental benefits by avoiding disposal impacts, mitigating manufacturing impacts, and conserving undeveloped resources. Pursuant to the Notice on the Issues Concerning the Implementation of the Catalogue of Comprehensive Utilization of Resources Entitling Enterprises to Income Tax Preferences issued by the Ministry of Finance and the SAT on September 23, 2008, effective retrospectively on January 1, 2008, the EIT Law, and other relevant rules and regulations, incomes gained by an enterprise from producing products that are in compliance with the relevant national or industrial standards by using resources listed in the catalogue as main raw materials, are subject to a 10% reduction in calculating its taxable income. Khingan Forasen’s production of biomass electricity enjoys such a tax incentive. Further, according to the Notice of the Ministry of Finance and the SAT on Issuing the Catalogue of Value-Added Tax Preferences for Products and Labor Services for Comprehensive Utilization of Resources Incomes (the “Comprehensive Utilization of Resources Catalogue”) promulgated on June 12, 2015, and effective on the same day, taxpayers who are engaged in the sale of products made by themselves and the provision of services through comprehensive utilization of resources as listed in the Comprehensive Utilization of Resources Catalogue may enjoy the benefit of an immediate refund upon their payments of value-added taxes. Khingan Forasen’s use of forestry residues in the productions of activated carbon, which is listed in the Comprehensive Utilization of Resources Catalogue referred above, allows Khingan Forasen to enjoy a 70% refund upon its payment of value-added taxes each time.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%.

However, based on the SAT Circular 81 promulgated on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The SAT further released several circulars including the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties (the “SAT Circular 601) which listed seven unfavorable factors for the determination of “beneficial owner,” and the Announcement on the Recognition of the “Beneficial Owner” in Tax Treaties (the “SAT Announcement 30”) which provided a safe harbor rule for qualified non-tax residents to enjoy treaty benefits on dividends. Nevertheless, taxpayers and local-level tax authorities in China encountered numerous technical and practical problems when dealing with beneficial owner related cases due to lack of clearer guidance.

The SAT Circular 601 and the SAT Announcement 30 were abolished by the Circular on Relevant Questions Regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and became effective on April 1, 2018 (the “SAT Circular 9”). According to the SAT Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account and analyzed according to the actual circumstances of the specific cases, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties grants tax exemption on relevant incomes or levies tax at an extremely low rate. The SAT Circular 9 further provides that applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or “SAT Bulletin 7.” Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to the SAT Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable taxes will subject the transferor to default interest. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiary where non-resident enterprises, being the transferors, were involved. See “Item 3. Key Information—Risk Factors— Risks Relating to Doing Business in the PRC— We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Regulations Relating to Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (2008 Amendment), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs.

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC, promulgated by SCNPC on August 23, 1982, last amended on April 23, 2019, and effective on November 1, 2019, and the Implementation Regulations of the Trademark Law of the PRC, promulgated by the State Council on August 3, 2002, and amended on April 29, 2014. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of the former trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (the “Domain Name Measures”) on August 24, 2017, which came into force on November 1, 2017. China Internet Network Information Center promulgated the Implementing Rules on Registration of Domain Names (2012 Amendment) on May 28, 2012, which became effective on the next day, and the Measures on National Top Level Domain Name Disputes Resolution on November 21, 2014, which became effective on the same day. Pursuant to these laws, regulations, and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.”

PRC Regulations Relating to Labor and Social Welfare

Labor Protection

The Labor Contract Law, which was promulgated on January 1, 2008, amended on December 28, 2012, and became effective on July 1, 2013, is primarily aimed at regulating rights and obligations in employer and employee relationship, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Increases in labor costs in the PRC may adversely affect our business and our profitability.”

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004, and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the Social Insurance Law of the PRC implemented on July 1, 2011, and last amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

On July 20, 2018, the General Office of the CPC Central Committee and the General Office of the State Council jointly issued the Reform Plan of the State Tax and Local Tax System, which specified that starting January 1, 2019, local tax authorities would become the administration authority for social insurance, and such payments shall be made to the local tax authorities. On November 16, 2018, the State Administration of Taxation released the Notice of Certain Measures on Further Supporting and Serving the Development of

Private Economy, which provided that the policy for social insurance shall remain stable and the State Administration of Taxation will pursue to lower the social insurance contribution rates with the relevant authorities, and ensure the overall burden of social insurance contribution on enterprises will be lowered. With regard to the arrearages of contributors, including private enterprises, for the previous years, centralized settlement shall not be organized or implemented without authorization. On November 22, 2018, NDRC, PBOC, and 26 other regulatory departments jointly circulated the Notice of the Memorandum of Understanding Regarding the Implementation of Joint Discipline on Severe Discredited Enterprises and Relevant People in the of Social Insurance, which confirmed that the relevant authorities would publicize an enterprise’s severe discredit in social insurance payments through official website, limit its government financial support, and limit its opportunities in participation of government projects.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999, amended on March 24, 2019, and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—We are not in compliance with the PRC’s regulations relating to employee benefit plans, and as a result, we may be subject to penalties if we are not able to remediate the non-compliance.”

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020

The following table summarizes our results of operations for the fiscal years ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Fiscal Years Ended September 30,		Variance
	2021	2020	Amount	%
Revenue	$19,846,921	$12,476,314	$7,370,607	59.08%
Cost of revenue	17,230,306	9,117,125	8,113,181	88.99%
Gross profit	2,616,615	3,359,189	(742,574)	(22.11)%
Selling expenses	198,443	148,137	50,306	33.96%
General and administrative expenses	1,449,267	920,062	529,205	57.52%
Research and development expenses	385,525	287,299	98,226	34.19%
Income from operations	583,380	2,003,691	(1,420,311)	(70.88)%
Interest income (expense)	191,227	(27,691)	218,918	790.57%
Government subsidy income	1,079,348	470,865	608,483	129.23%
Other income (expenses)	(120,246)	68,024	(188,270)	(276.77)%
Income before income taxes	1,733,709	2,514,889	(781,180)	(31.06)%
Provision for income taxes	437,349	170,119	267,230	157.08%
Net income	$1,296,360	$2,344,770	$(1,048,410)	(44.71)%

Revenue

Currently, we have three types of revenue streams derived from our three products and services: activated carbon, biomass electricity, and technical services. Total revenue for the fiscal year ended September 30, 2021 increased by $7,370,607, or 59.08%, to $19,846,921 from $12,476,314 for the fiscal year ended September 30, 2020. The increase was mainly due to an increase in sales volume of activated carbon in fiscal year 2021.

The following table sets forth the breakdown of our revenue for the fiscal years ended September 30, 2021 and 2020, respectively:

	Fiscal Years Ended September 30,				Variance
	2021	%	2020	%	Amount	%
Activated carbon	$19,573,266	98.62%	$12,099,457	96.99%	$7,473,809	61.77%
Biomass electricity	143,240	0.72%	255,678	2.05%	(112,438)	(43.98)%
Technical services	130,415	0.66%	121,179	0.96%	9,236	7.62%
Total	$19,846,921	100.00%	$12,476,314	100.00%	$7,370,607	59.08%

	Total revenue
	for fiscal years						Variance	% of	Average unit
	ended September 30,		QTY sold		QTY sold		in	QTY	price		Price
Product/service type	2021	2020	in 2021		in 2020		QTY	variance	2021	2020	Difference
Activated carbon	$19,573,266	$12,099,457	15,018	ton	9,525	ton	5,493	57.67%	$1,303.32	$1,270.28	$33.04
Biomass electricity	143,240	255,678	2,817,600	kWh	2,641,964	kWh	175,636	6.65%	$0.05	$0.10	$(0.05)
Technical services	130,415	121,179	n/a		n/a		n/a	n/a	n/a	n/a	n/a
Total	$19,846,921	$12,476,314

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2021 increased by $7,473,809, or 61.77%, to $19,573,266 from $12,099,457 for fiscal year 2020. The increase was mainly attributable to the higher sales volume in fiscal year 2021. We sold 15,018 tons of activated carbon in fiscal year 2021, an increase of 5,493 tons, or 57.67%, as compared with 9,525 tons in fiscal year 2020. During fiscal year 2020, because of the COVID-19 pandemic and the shelter-in-place orders and travel restrictions mandated by the Chinese government, during January and February 2020, employees of Tahe Biopower Plant and Hangzhou Forasen could not return to work on time after the Chinese New Year and the transportation of raw materials and activated carbon was delayed or even stopped, which adversely impacted our production and sales of activated carbon during that period. The production and sales have gradually recovered since the end of March 2020. Since then, we increased our efforts to develop the market and seek new customers, and, as a result, our sales of activated carbon have continued to grow steadily. We acquired one new major customer in fiscal year 2021, who brought in approximately $2.22 million, or 11.20%, of our total revenue from activated carbon for the fiscal year ended September 30, 2021. In addition, the COVID-19 pandemic has stimulated stronger demand for our activated carbon products, and we outsourced more customer orders to third-party manufacturers to keep up with the demand for our activated carbon products.

Average selling price of activated carbon increased by $33.04, or 2.60%, to $1,303.32 per ton for fiscal year 2021, from $1,270.28 per ton for fiscal year 2020. The increase was attributable to the appreciation of RMB against U.S. dollars. The average exchange rate for the fiscal years ended September 30, 2021 and 2020, was RMB1 to $0.1536 and RMB1 to $0.1427, respectively, representing an increase of 7.64%. However, the average selling price in RMB decreased from RMB8,900 per ton to RMB8,485 per ton, which was mainly due to a decline in market prices. During the fiscal year 2021, companies in the activated carbon industry that previously suspended their production because of the COVID-19 pandemic resumed production, resulting in increased market competition and lower market price of activated carbon.

Biomass electricity

Revenue from biomass electricity for the fiscal year ended September 30, 2021, decreased by $112,438, or 43.98%, to $143,240 from $255,678 for fiscal year 2020. The biomass electricity was generated in the process of producing activated carbon and supplied to State Grid Heilongjiang pursuant to a biomass electricity sales agreement, which is renewed annually. For the fiscal year ended September 30, 2021, average selling price for biomass electricity decreased by $0.05, or 50.00%, to $0.05 per kWh from $0.10 per kWh for fiscal year 2020. Average selling price of biomass electricity is set by NDRC. The selling price of biomass electricity comprises two parts, the standard rate and the biomass incentive rate. The biomass incentive rate portion will be paid when State Grid Heilongjiang receives the government subsidy . Due to the uncertainty of collection, revenue for biomass incentive rate is recognized upon cash receipt. For fiscal year 2021, we did not receive and recognize any revenue for biomass incentive rate, while in fiscal year 2020, we received and recognized approximately $130,879.

We sold 2,817,600 kWh of biomass electricity in fiscal year 2021, an increase of 175,636 kWh, or 6.65%, as compared with 2,641,964 kWh in fiscal year 2020, which was mainly due to increased activated carbon production at our Tahe Biopower Plant during fiscal year 2021. We suspended our production during the temporary closure of our manufacturing facility in January and February 2020 and generated no electricity during the closure.

Technical services

For the fiscal year ended September 30, 2021, revenue from technical services increased by $9,236, or 7.62%, to $130,415 from $121,179 for fiscal year 2020. We provided technical services related to our products during the fiscal years ended September 30, 2021 and 2020. The increase was mainly due to the appreciation of RMB against USD in fiscal year 2021.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended September 30, 2021 and 2020, respectively:

	Total cost of revenue for fiscal years
	ended September 30,						Average unit
	2021		2020		Variance		cost		Variance
									Unit
Product/service type	Amount	%	Amount	%	Amount	%	2021	2020	cost	%
Activated carbon	$16,935,849	98.29%	$8,846,448	97.03%	$8,089,401	91.44%	$1,127.70	$928.86	$198.84	21.41%
Biomass electricity	289,175	1.68%	265,769	2.92%	23,406	8.81%	$0.10	$0.10	$—	—%
Technical services	5,282	0.03%	4,908	0.05%	374	7.63%	n/a	n/a	n/a	n/a
Total	$17,230,306	100.00%	$9,117,125	100.00%	$8,113,181	88.99%

Cost of activated carbon increased by $8,089,401, or 91.44%, to $16,935,849 for the fiscal year ended September 30, 2021 from $8,846,448 for fiscal year 2020, which was mainly due to the increased sales volume of activated carbon and an increase in the average unit cost of activated carbon. Average unit cost of activated carbon increased by $198.84, or 21.41%, to $1,127.70 per ton in fiscal year

2021 from $928.86 per ton in fiscal year 2020. The increase in the average unit cost was mainly due to: 1) the increased percentage of activated carbon we purchased from external suppliers. Historically, unit costs of activated carbon that we produced ourselves are higher than those we purchase from external suppliers; and 2) the higher cost for the main raw materials we used for the production of activated carbon, wood chip. We used to enjoy a value-added tax-in (“VAT-in”) exemption because wood chips are considered agricultural products, as determined by the local tax authority. In December 2020, the local tax authority notified us that it had reevaluated and concluded that our wood chips purchase no longer qualified for the VAT-in exemption because wood chips do not fall under agricultural products. As a result, the VAT-in amount of our wood chips purchase is no longer exempted for fiscal year 2021, which resulted in an increase in the purchasing cost of wood chips. The tax authority also required us to pay the prior-period exempted VAT-in retrospectively beginning May 2018, which was approximately $429,000 and recorded in the cost of revenue for fiscal year 2021. In addition, due to the implementation of water and power restrictions policy in 2021 in PRC, the cost of activated carbon industry has increased, including the price of wood, water, and electricity.

Cost of biomass electricity increased by $23,406, or 8.81%, to $289,175 for the fiscal year ended September 30, 2021, from $265,769 for fiscal year 2020. Average unit cost of biomass electricity for the fiscal year 2021 was $0.10 per kWh, unchanged from the fiscal year 2020.

Gross Profit

Total gross profit was $2,616,615 for the fiscal year ended September 30, 2021, a decrease of $742,574, or 22.11%, from $3,359,189 in fiscal year 2020. Gross profit margin was 13.18% in fiscal year 2021, as compared with 26.92% in fiscal year 2020. The decrease by 13.74% points was primarily attributable to the increased average selling price being less than the increased average unit cost in fiscal year 2021.

Our gross profit and gross margin by product types were as follows:

	Fiscal Years Ended September 30,				Variance
	2021		2020		Gross	Gross
	Gross profit	Gross profit%	Gross profit	Gross profit%	profit	Profit %
Activated carbon	$2,637,417	13.47%	$3,253,009	26.89%	$(615,592)	(13.42)%
Biomass electricity	(145,935)	(101.88)%	(10,091)	(3.95)%	(135,844)	(97.93)%
Technical services	125,133	95.95%	116,271	95.95%	8,862	—%
Total	$2,616,615	13.18%	$3,359,189	26.92%	$(742,574)	(13.74)%

Gross profit for activated carbon decreased by $615,592 to $2,637,417 for the fiscal year ended September 30, 2021, as compared to $3,253,009 for fiscal year 2020. Gross profit margin decreased to 13.47% in fiscal year 2021, from 26.89% in fiscal year 2020. The decrease was mainly attributable to the increased average selling price being less than the increased average unit cost in the fiscal year 2021, as discussed above.

Gross profit for biomass electricity decreased by $135,844 to a deficit of $145,935 for the fiscal year ended September 30, 2021, as compared to a deficit of $10,091 for fiscal year 2020. Gross profit margin decreased to negative 101.88% in fiscal year 2021, from negative 3.95% in fiscal year 2020. The fluctuation was mainly because the incentive portion of the revenue from biomass electricity was not recognized in fiscal year 2021, as mentioned above.

Gross profit for technical services increased slightly by $8,862 to $125,133 for the fiscal year ended September 30, 2021, as compared to $116,271 for the fiscal year 2020. The increase was immaterial.

Selling Expenses

Selling expenses were $198,443 for the fiscal year ended September 30, 2021, an increase of $50,306, or 33.96%, from $148,137 in the fiscal year 2020. The increase was primarily due to an increase of approximately $56,875 in shipping expenses, which was in line with sales revenue increase in fiscal year 2021.

General and Administrative Expenses

Our general and administrative expenses were $1,449,267 for the fiscal year ended September 30, 2021, an increase of $529,205, or 57.52%, from $920,062 for fiscal year 2020. The increase was primarily attributable to: 1) approximately $284,000 in the compensation of our board of directors since we became public company in February 2021 and $108,000 in wage and social insurance increases for other employees and 2) approximately $83,000 in audit fees and regular legal counsel expenses.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses increased by $98,226, or 34.19%, to $385,525 for the fiscal year ended September 30, 2021, from $287,299 in fiscal year 2020. During in fiscal year 2020, we did not conduct as much R&D activities due to the interruption on our business caused by the COVID-19 pandemic. Therefore, research and development expenses increased as compared with fiscal year 2020.

Government Subsidy Income

We receive various government subsidies from time to time, such as the “VAT refund” and “Special Fund Subsidy.” Our government subsidies were all granted by local governments in recognition of our achievements. We cannot predict the likelihood or amount of any future subsidies.

Our subsidiary Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. For more details, please see “Item 4. Information of the Company—B. Business Overview—Regulations—PRC Regulations Relating to Taxation—Tax Incentives.” For the fiscal years ended September 30, 2021 and 2020, VAT refund in the amount of $968,909 and $368,248 was recorded in government subsidy income, respectively. The increase was due to the increase of prior-period non-deductible VAT-in payment, as mentioned above.

In January 2014, April 2014 and December 2019, we received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and we recognize the income over the useful lives of the equipment. As of September 30, 2021 and 2020, the balance of unrecognized government grants was $600,740 and $676,108, respectively, which was recorded in deferred revenue, respectively. During the fiscal years ended September 30, 2021 and 2020, $110,439 and $102,617 was recorded in government subsidy income, respectively.

Provision for Income Taxes

Our income tax increased by $267,230, or 157.08%, from $170,119 for the fiscal year ended September 30, 2020, to $437,349 for the fiscal year ended September 30, 2021. The effective tax rate increased by 18.4% from 6.8% for the fiscal year ended September 30, 2020 to 25.2% for the fiscal year ended September 30, 2021. The increase was mainly due to: 1) an increase of 7.8% due to prior-year true-up. According to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products were exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified us that our revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and we paid approximately $135,000 income tax as assessed by the tax authority. Starting January 1, 2021, activated carbon has been included in the program, and we expect to be able to enjoy the income tax exemption going forward; and 2) an increase of 6.5% due to a higher loss generated by non-PRC entities not subject to PRC tax impact.

In November 2016, Khingan Forasen was approved as a High and New Technology Enterprise (“HNTE”), and as a result, Khingan Forasen and its branch office, Tahe Biopower Plant, have been entitled to a reduced income tax rate of 15% beginning November 2016, subject to a requirement that they re-apply for HNTE status every three years. Khingan Forasen successfully renewed its HNTE status on December 3, 2019 and December 16, 2021 and will continue to enjoy the reduced income tax rate for the next three years.

Net Income

As a result of the foregoing, our net income for the fiscal years ended September 30, 2021 and 2020, was $1,296,360 and $2,344,770, respectively.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of $1,089,346 and $977,659 for the fiscal years ended September 30, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity as of September 30, 2021 were translated at RMB1.00 to $0.1548 as compared to RMB1.00 to $0.1470 as of September 30, 2020. The equity accounts were stated at their historical rates. The average translation rates applied to the income statements accounts for the fiscal years ended September 30, 2021 and 2020, were RMB1.00 to $0.1536 and RMB1.00 to $0. 1427, respectively. The changes in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Fiscal	Fiscal
	Year	Year
	Ended	Ended
	September	September
	30,	30,
	2021	2020
Impact on revenue	$155,054	$372,920
Impact on operating expenses	$11,166	$33,492
Impact on net income	$14,854	$77,498

For the fiscal year ended September 30, 2021, if using RMB1.00 to $0.1548 (the foreign exchange rate as of September 30, 2021) to translate our revenue, operating expense, and net income, our reported revenue, operating expense, and net income would have increased by $155,054, $11,166, and $14,854, respectively.

For the fiscal year ended September 30, 2020, if using RMB1.00 to $0.1470 (the foreign exchange rate as of September 30, 2020) to translate our revenue, operating expense, and net income, our reported revenue, operating expense, and net income would have increased by $372,920, $33,492, and $77,498, respectively.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2020 and 2019

The following table summarizes our results of operations for the fiscal years ended September 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Fiscal Years Ended
	September 30,		Variance
	2020	2019	Amount	%
Revenue	$12,476,314	$10,893,164	$1,583,150	14.53%
Cost of revenue	9,117,125	7,920,879	1,196,246	15.10%
Gross profit	3,359,189	2,972,285	386,904	13.02%
Selling expenses	148,137	332,621	(184,484)	(55.46)%
General and administrative expenses	920,062	857,765	62,297	7.26%
Research and development expenses	287,299	593,992	(306,693)	(51.63)%
Income from operations	2,003,691	1,187,907	815,784	68.67%
Interest expense	(27,691)	(6,553)	(21,138)	322.57%
Government subsidy income	470,865	587,958	(117,093)	(19.92)%
Other income	68,024	7,311	60,713	830.43%
Income before income taxes	2,514,889	1,776,623	738,266	41.55%
Provision for income taxes	170,119	108,811	61,308	56.34%
Net income	2,344,770	1,667,812	676,958	40.59%
Other comprehensive gain (loss)	977,659	(712,400)	1,690,059	(237.23)%
Comprehensive income	$3,322,429	$955,412	$2,367,017	247.75%

Revenue

Currently, we have three types of revenue streams derived from our three major products and services: activated carbon, biomass electricity, and technical services. Total revenue for the fiscal year ended September 30, 2020 increased by $1,583,150, or 14.53%, to $12,476,314 from $10,893,164 for the fiscal year ended September 30, 2019. The increase was mainly due to an increase in sales volume of activated carbon in fiscal year 2020.

The following table sets forth the breakdown of our revenue for the fiscal years ended September 30, 2020 and 2019, respectively:

	Fiscal Years Ended September 30,				Variance
	2020	%	2019	%	Amount	%
Activated carbon	$12,099,457	96.99%	$10,491,592	96.31%	$1,607,865	15.33%
Biomass electricity	255,678	2.05%	195,721	1.80%	59,957	30.63%
Technical services	121,179	0.96%	205,851	1.89%	(84,672)	(41.13)%
Total	$12,476,314	100.00%	$10,893,164	100.00%	$1,583,150	14.53%

	Total revenue
	for fiscal years						Variance	% of	Average unit
	ended September 30,		QTY sold		QTY sold		in	QTY	price		Price
Product/service type	2020	2019	in 2020		in 2019		QTY	variance	2020	2019	Difference
Activated carbon	$12,099,457	$10,491,592	9,525	ton	8,584	ton	941	10.96%	$1,270.28	$1,222.23	$48.05
Biomass electricity	255,678	195,721	2,641,964	kWh	3,044,574	kWh	(402,610)	(13.22)%	$0.10	$0.06	$0.04
Technical services	121,179	205,851	n/a		n/a		n/a	n/a	n/a	n/a	n/a
Total	$12,476,314	$10,893,164

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2020 increased by $1,607,865, or 15.33%, to $12,099,457 from $10,491,592 for fiscal year 2019. The increase was mainly attributable to the higher sales volume in fiscal year 2020. We sold 9,525 tons of activated carbon in fiscal year 2020, an increase of 941 tons, or 10.96%, as compared with 8,584 tons in fiscal year 2019. During fiscal year 2020, we increased our efforts to develop the market and seek new customers, and, as a result, our sales of activated carbon have continued to grow steadily. We acquired two new major customers in fiscal year 2020, who brought in approximately $0.97 million, or 7.80%, of our total revenue from activated carbon for the fiscal year ended September 30, 2020. We also increased the credit sales limits for two major customers according to our increased sales volume and their credit history. In addition, the COVID-19 pandemic has stimulated stronger demand for our activated carbon products.

Average selling price of activated carbon increased by $48.05, or 3.94%, to $1,270.28 per ton for the fiscal year ended September 30, 2020, from $1,222.23 per ton for fiscal year 2019. The increase was attributable to strong market demand. The overall increase in our activated carbon sales for the fiscal year ended September 30, 2020, as compared to fiscal year 2019 reflected the above combined effect.

Biomass electricity

Revenue from biomass electricity for the fiscal year ended September 30, 2020, increased by $59,957, or 30.63%, to $255,678 from $195,721 for fiscal year 2019. The biomass electricity was generated in the process of producing activated carbon and supplied to State Grid Heilongjiang pursuant to a biomass electricity sales agreement, which is renewed annually. We sold 2,641,964 kWh of biomass electricity in fiscal year 2020, a decrease of 402,610 kWh, or 13.22%, as compared with 3,044,574 kWh in fiscal year 2019. The decrease was mainly due to decreased activated carbon production at our Tahe Biopower Plant during the fiscal year ended September 30, 2020, as our production stopped during the temporary closure of our manufacturing facility in January and February 2020.

For the fiscal year ended September 30, 2020, average selling price for biomass electricity increased by $0.04, or 66.67%, to $0.10 per kWh from $0.06 per kWh for fiscal year 2019.

Average selling price of biomass electricity is set by NDRC. The selling price of biomass electricity comprises two parts, the standard rate and the biomass incentive rate. Starting from January 1, 2019, NDRC delayed the settlement of the biomass incentive portion due to delayed government subsidy received by State Grid. Therefore, for fiscal year 2019, we did not recognize the portion of revenue for biomass incentive rate, because we were not certain when we would receive this portion. We received and recognized the incentive portion of approximately $130,879 during the fiscal year ended September 30, 2020.

Technical services

For the fiscal year ended September 30, 2020, revenue from technical services decreased by $84,672, or 41.13%, to $121,179 from $205,851 for fiscal year 2019. We provided technical services related to our products during the fiscal years ended September 30, 2020 and 2019. The contract amount was lower in the fiscal year 2020 as compared to that of fiscal year 2019. As a result, revenue generated from technical services decreased in fiscal year 2020.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended September 30, 2020 and 2019, respectively:

	Total cost of revenue for fiscal years
	ended September 30,						Average unit
	2020		2019		Variance		cost		Variance
Product/service type	Amount	%	Amount	%	Amount	%	2020	2019	Unit cost	%
Activated carbon	$8,846,448	97.03%	$7,672,632	96.87%	$1,173,816	15.30%	$928.86	$965.77	$(36.91)	(3.82)%
Biomass electricity	265,769	2.92%	244,354	3.08%	21,415	8.76%	$0.10	$0.07	$0.03	42.86%
Technical services	4,908	0.05%	3,893	0.05%	1,105	26.08%	n/a	n/a	n/a	n/a
Total	$9,117,125	100.00%	$7,920,879	100.00%	$1,196,246	15.10%

Cost of activated carbon increased by $1,173,816, or 15.30%, to $8,846,448 for the fiscal year ended September 30, 2020 from $7,672,632 for fiscal year 2019, which was mainly due to the increased sales volume of activated carbon. Average unit cost of activated carbon decreased by $36.91, or 3.82%, to $928.86 per ton in fiscal year 2020 from $965.77 per ton in fiscal year 2019. Historically, unit costs of activated carbon that we produced ourselves are higher than those we purchase from external suppliers. The decrease in the average unit cost in fiscal year 2020 was mainly attributable to the increased percentage of activated carbon we purchased from external suppliers.

Cost of biomass electricity increased by $21,415, or 8.76%, to $265,769 for the fiscal year ended September 30, 2020, from $244,354 for fiscal year 2019. Average unit cost of biomass electricity increased by $0.03, or 42.86%, to $0.10 per kWh in fiscal year 2020, from $0.07 per kWh in fiscal year 2019. The increase in cost was mainly due to the decrease in production volume because of the COVID-19 pandemic, and increase in the fixed cost per unit.

Gross Profit

Total gross profit was $3,359,189 for the fiscal year ended September 30, 2020, an increase of $386,904, or 13.02%, from $2,972,285 in fiscal year 2019. Gross profit margin decreased slightly by 0.37 percentage points, to 26.92% in fiscal year 2020, from 27.29% in fiscal year 2019.

Our gross profit and gross margin by product types were as follows:

	Fiscal Years Ended September 30,				Variance
	2020		2019
	Gross profit	Gross profit %	Gross profit	Gross profit %	Gross profit	Gross Profit %
Activated carbon	$3,253,009	26.89%	$2,818,960	26.87%	$434,049	0.02%
Biomass electricity	(10,091)	(3.95)%	(48,633)	(24.85)%	38,542	20.90%
Technical services	116,271	95.95%	201,958	98.11%	(85,687)	(2.16)%
Total	$3,359,189	26.92%	$2,972,285	27.29%	$386,904	(0.37)%

Gross profit for activated carbon increased by $434,049 to $3,253,009 for the fiscal year ended September 30, 2020, as compared to $2,818,960 for fiscal year 2019. The increase was mainly due to the increased sales volume of activated carbon. Gross profit margin slightly increased by 0.02 percentage points, to 26.89% in fiscal year 2020 from 26.87% in fiscal year 2019. Our gross profit margin was relatively stable, due to the combined effect of the slight decrease in our average unit cost, and the slight increase in our average selling price, as mentioned above.

Gross profit for biomass electricity increased by $38,542 to a deficit of $10,091 for the fiscal year ended September 30, 2020, as compared to a deficit of $48,633 for fiscal year 2019. Gross profit margin increased to negative 3.95% in fiscal year 2020 from negative 24.85% in fiscal year 2019. The increase was mainly due to the incentive portion of the revenue of biomass electricity being recognized in fiscal year 2020, as mentioned above.

Gross profit for technical services decreased by $85,687 to $116,271 for the fiscal year ended September 30, 2020, as compared to $201,958 for fiscal year 2019. The decrease was mainly due to the decreased revenue generated from technical services in fiscal year 2020.

Selling Expenses

Selling expenses were $148,137 for the fiscal year ended September 30, 2020, a decrease of $184,484, or 55.46%, from $332,621 in fiscal year 2019. The decrease was primarily attributable to a decrease in shipping and handling expenses, from $315,809 in fiscal year 2019 to $107,355 in fiscal year 2020. During the fiscal year ended September 30, 2020, 94% of our customers chose to pick up the products by themselves due to cost control reasons. This caused the significant decrease in shipping and handling expenses. As a result, selling expenses decreased significantly in fiscal year 2020.

General and Administrative Expenses

Our general and administrative expenses were $920,062 for the fiscal year ended September 30, 2020, an increase of $62,297, or 7.26%, from $857,765 in fiscal year 2019. The increase was primarily attributable to an increase in bad debt expenses due to the increase of aged receivables, and an increase in payroll expenses.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses decreased by $306,693, or 51.63%, to $287,299 for the fiscal year ended September 30, 2020, from $593,992 in fiscal year 2019. During the fiscal year ended September 30, 2019, we hired more professionals and conducted experiments to upgrade our production equipment to improve its productivity, and also used a significant amount of raw materials for testing. In fiscal year 2020, however, we did not conduct as much research and development activities due to the interruption on our business caused by the COVID-19 pandemic. Therefore, research and development expenses decreased significantly in fiscal year 2020.

Government Subsidy Income

We receive various government subsidies from time to time, such as the “VAT refund” and “Special Fund Subsidy.” Our government subsidies were all granted by local governments in recognition of our achievements. We cannot predict the likelihood or amount of any future subsidies.

Our subsidiary Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. For more details, please see “Item 4. Information of the Company—B. Business Overview—Regulations—PRC Regulations Relating to Taxation—Tax Incentives.” For the fiscal years ended September 30, 2020 and 2019, a VAT refund in the amount of $368,248 and $483,367 was recorded in government subsidy income, respectively.

In January 2014, April 2014, and December 2019, we received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and we recognize the income over the useful lives of the equipment. As of September 30, 2020 and 2019, the balance of unrecognized government grants was $676,108 and $605,005, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2020 and 2019, $102,617 and $104,591 was recorded in government subsidy income, respectively.

Provision for Income Taxes

For the fiscal years ended September 30, 2020 and 2019, our income tax expense increased by $61,308, or 56.34%, from $108,811 for the fiscal year ended September 30, 2019, to $170,119 for the fiscal year ended September 30, 2020. The increase in income tax expense was primarily due to the increased taxable income during the fiscal year ended September 30, 2020, caused by: 1) the increase in revenue and income before income taxes; and 2) the decreased super deduction of research and development expenses.

In November 2016, Khingan Forasen was approved as an HNTE, and as a result, Khingan Forasen and its branch office, Tahe Biopower Plant, have been entitled to a reduced income tax rate of 15% beginning November 2016, subject to a requirement that they re-apply for HNTE status every three years. Khingan Forasen renewed its HNTE certificate on December 3, 2019 and December 16, 2021 and will continue to enjoy the reduced income tax rate for the next three years. In addition, 10% of the revenue from activated carbon produced by Tahe Biopower Plant was exempt from income tax for the fiscal years ended September 30, 2020 and 2019, because Tahe Biopower Plant met the requirements of national comprehensive utilization of resources program.

Net Income

As a result of the foregoing, our net income for the fiscal years ended September 30, 2020 and 2019, was $2,344,770 and $1,667,812, respectively.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to a gain of $977,659 and a loss of $712,400 for the fiscal years ended September 30, 2020 and 2019, respectively. The balance sheet amounts with the exception of equity at September 30, 2020, were translated at RMB1.00 to $0.1470 as compared to RMB1.00 to $0.1401 at September 30, 2019. The equity accounts were stated at their historical rates. The average translation rates applied to the income statements accounts for the fiscal years ended September 30, 2020 and 2019, were RMB1.00 to $0.1427 and RMB1.00 to $0.1455, respectively. The changes in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Fiscal Year Ended	Fiscal Year Ended
	September 30,	September 30,
	2020	2019
Impact on revenue	$372,920	$(402,874)
Impact on operating expenses	$33,492	$(55,638)
Impact on net income	$77,498	$(72,038)

For the fiscal year ended September 30, 2020, if using RMB1.00 to $0.1470 (the foreign exchange rate as of September 30, 2020) to translate our revenue, operating expense, and net income, our reported revenue, operation expense, and net income would have increased by $372,920, $33,492, and $77,498, respectively.

For the fiscal year ended September 30, 2019, if using RMB1.00 to $0.1401 (the foreign exchange rate as of September 30, 2019) to translate our revenue, operating expense, and net income, our reported revenue, operation expense, and net income would have decreased by $402,874, $55,638, and $72,038, respectively.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended September 30, 2021, 2020, and 2019

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our revenue generating subsidiaries to meet our obligations to date. Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.”

As of September 30, 2021, we had cash in the amount of $190,758. Total current assets as of September 30, 2021, amounted to $48,887,801, an increase of $34,186,916 compared to $14,700,885 at September 30, 2020. The increase of current assets was mainly attributable to an increase in term deposit accounts receivable, other receivables, and advances to suppliers, partially offset with a decrease in cash. During fiscal year 2021, we received cash in net proceeds from our initial public offering of approximately $20 million and net proceeds from private placement of approximately $17 million. We put approximately $3.1 million into an account at a financial institution with maturity over three months, provided approximately $12.4 million working capital support to two suppliers, and made approximately $9.1 million prepayment to our suppliers for raw material purchases during fiscal year 2021. Other assets as of September 30, 2021, amounted to $20,075,339, an increase of $3,333,261 compared to $16,742,078 as of September 30, 2020. The increase of other assets was mainly due to an increase in prepayment for property and equipment for our Manzhouli production facility in fiscal year 2021. Current liabilities amounted to $5,643,116 as of September 30, 2021, a decrease of $2,060,494 compared to $7,703,610 as of September 30, 2020. This decrease of current liabilities was mainly attributable to a decrease in accounts payable.

As of September 30, 2021, we had advances to suppliers of approximately $10.8 million. In order to secure a steady supply of raw materials, we are required from time to time to make cash advances when placing our purchase orders. Due to the COVID-19 pandemic and tighter environmental protection policies in China, many smaller suppliers have gone out of business, leading to higher prices and tighter supplies in the raw materials market. We monitor the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advances to suppliers through tightening vendor prepayment policy and strengthening the monitoring of unrealized prepayment. If we have difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayment promptly, and, if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off. As of February 10, 2022, approximately $7.3 million, or 66.3%, of our advances to supplier balance as of September 30, 2021 was utilized.

As of September 30, 2021, we had other receivables of approximately $21.2 million, which mainly resulted from the following: (1) in June 2021 and August 2021, to ensure that our procurement needs are prioritized, we provided RMB80 million (approximately $12,384,000) working capital support to two major suppliers for their supply chain projects. The working capital support is one year and guaranteed by two third parties and collateralized by their property and buildings. In return, we earn interest at a fixed annual rate of 7%. In January 2022, these two suppliers issued six-month bankers’ acceptances in the amount of RMB80 million to us; and (2) in fiscal year 2021, we made prepayment to three suppliers for raw material purchases. Due to the impact of the COVID-19 pandemic, those three suppliers could not deliver raw materials to us as agreed upon and decided to refund the prepayment. One of them refunded RMB20 million (approximately $3,100,000) to us in December 2021 and the other two issued six-month bankers’ acceptances in the amount of RMB35 million (approximately $5,418,000) to us in January 2022.

We periodically receive VAT refund, a government subsidy, from the local government. Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. We do not have performance obligations regarding our receipts of subsidy income. We expect that Khingan Forasen and Tahe Biopower Plant will remain available to enjoy this preferential treatment until the local government amends or cancels the relevant policy. This preferential treatment will increase the amount of cash available to our company.

We have funded our working capital needs from operations, bank borrowings, our initial public offering, private placements, and additional capital contributions from shareholders. Currently, our principal source of liquidity is our operations. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations. As of September 30, 2021, we had total assets of approximately $69.0 million, which included term deposit of approximately $3.1 million, accounts receivable of approximately $12.4 million, advances to suppliers of approximately $10.8 million, other receivables of approximately $21.2 million, inventory of approximately $1.1 million, working capital of approximately $43.2 million, and shareholders’ equity of approximately $62.7 million.

Working Capital

Total working capital as of September 30, 2021, amounted to $43,244,685, compared to $6,997,275 as of September 30, 2020 and $4,286,944 as of September 30, 2019.

Capital Needs

Presently, our principal sources of liquidity are our operations, proceeds from our initial public offering and private placement, and bank loans. With the uncertainty of the current market and the impact of the COVID-19 pandemic, our management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of February 10, 2022, approximately $8.9 million, or 71.8%, of our accounts receivable balance as of September 30, 2021 was collected. As of February 10, 2022, approximately $3.1 million of other receivable as of September 30, 2021 had been collected and another $18.1 million of other receivables are expected to be fully collected by July 2022 when the bankers’ acceptances are due. For fiscal year 2021, we generated negative operating cash flows of $11.6 million, primarily due to an increase of $9.1 million in advances to suppliers. We made advanced payments to fulfill sales orders received and secure a steady supply of raw materials. As discussed above, approximately $7.3 million, or 66.3%, of our advances to supplier balance as of September 30, 2021 was utilized as of February 10, 2022. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months.

We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. Such transfer of funds from CN Energy or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) the capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be either filed with or approved by MOFCOM or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under the PRC law, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limits and must be filed with SAFE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	$(11,593,069)	$(1,818,912)	$124,887
Net cash used in investing activities	(27,921,675)	(875,831)	(1,190,527)
Net cash provided by financing activities	38,023,254	2,623,800	790,271
Effect of exchange rate changes on cash	112,213	80,643	(61,098)
Net increase (decrease) in cash	(1,379,277)	9,700	(336,467)
Cash, beginning of year	1,570,035	1,560,335	1,896,802
Cash, end of year	$190,758	$1,570,035	$1,560,335

Operating Activities

Net cash used in operating activities was $11,593,069 for the fiscal year ended September 30, 2021, compared to cash used in operating activities of $1,818,912 in fiscal year 2020. The increase in net cash used in operating activities was primarily attributable to the following factors:

●	Cash provided by accounts receivable increased by $1.1 million when comparing the fiscal year ended September 30, 2021, to fiscal year 2020. During the fiscal year 2020, the collection of accounts receivable slowed down due to the COVID-19 outbreak in China, and the accounts receivable turnover was slower; and

●	Cash provided by inventories increased by $2.1 million when comparing the fiscal year ended September 30, 2021, to fiscal year 2020. Our inventory level fluctuated based on the orders we received and the fluctuations of raw material prices. In addition, as we expanded our business rapidly in fiscal year 2020, we sold our inventory substantially more in fiscal year 2021.

And offset by the following factors:

●	Cash provided by net income decreased by $1.0 million when comparing the fiscal year ended September 30, 2021, to fiscal year 2020;
●	Cash used in advances to suppliers increased by $9.4 million when comparing the fiscal year ended September 30, 2021, to fiscal year 2020. The main reason was that our business activities recovered from COVID-19 pandemic in 2021, and our demand for raw materials increased during this period; and
●	Cash used in accounts payable increased by $2.2 million when comparing the fiscal year ended September 30, 2021, to fiscal year 2020. The increase was because that we made more timely payments in 2021, due to the recovery of our business activities in 2021.

Net cash used in operating activities was $1,818,912 for the fiscal year ended September 30, 2020, compared to cash provided by operating activities of $124,887 in fiscal year 2019. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	Cash provided by accounts receivable decreased by $2.9 million when comparing the fiscal year ended September 30, 2020, to fiscal year 2019. In 2020, we increased the credit sales limit for two major customers according to our increased sales volume and their credit history. As a result, the accounts receivable turn over in the fiscal year ended September 30, 2020 was slower than fiscal year 2019; and
●	Cash provided by prepaid expenses and other current assets decreased by $2.9 million when comparing the fiscal year ended September 30, 2020, to fiscal year 2019. The main reason was that we fully collected the outstanding balance of due from third parties in the fiscal year ended September 30, 2019, while no such activities occurred in fiscal year 2020.

And offset by the following factors:

●	Cash provided by net income increased by $0.7 million when comparing the fiscal year ended September 30, 2020, to fiscal year 2019; and
●	Cash used in accounts payable decreased by $3.1 million when comparing the fiscal year ended September 30, 2020, to fiscal year 2019. The decrease was mainly because in fiscal year 2019, we made more payments to our raw material suppliers timely.

Investing Activities

For the fiscal year ended September 30, 2021, net cash used in investing activities amounted to $27.9 million, as compared to net cash used in investing activities of $875,831 for fiscal year 2020. The increase in net cash used in investing activities of approximately $27.0 million was primarily due to the following: 1) we prepaid $3.8 million for property, plant, and equipment purchases for our Manzhouli production facility in fiscal year 2021; 2) we made a one-year term deposit of money in the amount of $3.1 million into an account at a financial institution, while there were no such activities in the same period of fiscal year 2020; 3) we prepaid approximately $20.7 million to five suppliers for working capital support or raw material purchases that the suppliers were not able to deliver, and the suppliers issued us bankers’ acceptances for these payment; and 4) we made a long-term construction security deposit for our Manzhouli production facility in fiscal year 2020, while there were no such activities in fiscal year 2021. The deposit is interest-free and is refundable upon the completion of the project.

For the fiscal year ended September 30, 2020, net cash used in investing activities amounted to $875,831 as compared to net cash used in investing activities of $1.2 million for fiscal year 2019. The decrease in net cash used in investing activities of approximately $0.3 million was primarily due to a decrease in payments made for the construction of our new facility in Manzhouli City, and a decrease in payments for the acquisition of land use right, offset with an increase in payment of security deposit for the first stage of construction of our new facility in Manzhouli City.

Financing Activities

Net cash provided by financing activities was approximately $38.0 million for the fiscal year ended September 30, 2021. During fiscal year 2021, we received cash in net proceeds from the initial public offering of approximately $20.6 million and from private placement of approximately $17.0 million, proceeds from bank loans of approximately $1.5 million, and borrowed $0.5 million related party loans for working capital, which were offset by repayments of short-term bank loans upon maturity of approximately $1.7 million.

Net cash provided by financing activities was approximately $2.6 million for the fiscal year ended September 30, 2020. During fiscal year 2020, we obtained $1.8 million from the issuance of Convertible Preferred Shares and net borrowing of 1.3 million short-term bank loan as working capital, which were offset by the repayment of $0.4 million related party loans.

Net cash provided by financing activities was $790,271 for the fiscal year ended September 30, 2019. During fiscal year 2019, we borrowed RMB2 million (equivalent to $288,027) short-term bank loan from ICBC, and borrowed $502,244 related party loans for working capital.

Loan Facilities

On May 22, 2020, Khingan Forasen entered into a short-term loan agreement with Industrial and Commercial Bank of China Tahe Branch (“ICBC”) to borrow RMB5 million (equivalent to $774,000 as of September 30, 2021) as working capital, with an interest rate equaling the Loan Prime Rate (“LPR”) set by the People’s Bank of China at the time of borrowing plus 50 base points (effective rate is 4.35%). Khingan Forasen received the proceeds on May 26, 2020. The term of the loan was 12 months from the date when the proceeds were received. The loan was guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal balance, and collateralized by the property and equipment of Khingan Forasen, with a net book value of RMB2.9 million (equivalent to approximately $0.4 million as of September 30, 2021). In June, 2021, Khingan Forasen renewed this loan with ICBC with a new maturity date of June 24, 2022.

On September 10, 2020, Tahe Biopower Plant entered into two unsecured loan agreements with ICBC to borrow a total of RMB3 million (equivalent to $464,400 as of September 30, 2021) as working capital with an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 80 base points (effective rate is 4.65%). During the fiscal year 2021, Tahe Biopower Plant renewed both loan agreements with ICBC to extend the maturity to December 18, 2021. In December, 2021, Tahe Biopower Plant further renewed both loan agreements with ICBC to extend the maturity to June 12, 2022 and June 13, 2022, respectively.

On August 31, 2020, Hangzhou Forasen entered into a line of credit agreement with WeBank Co., Ltd. (“WeBank”). The line of credit agreement provides for a revolving credit, the amount of which will be specified in each borrowing. The line of credit is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to $735,000). On September 8, 2020, Hangzhou Forasen entered into three loan agreements to borrow a total of RMB2,980,000 (equivalent to $438,024 as of September 30, 2020) under the line of credit agreement, with a maturity date of October 9, 2020, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing minus 25 base points (effective rate is 3.6%). These loans were repaid upon maturity.

On September 8, 2020, Hangzhou Forasen entered into three long-term loan agreements with WeBank Co., Ltd. under the line of credit described above to borrow RMB2,988,940 (equivalent to $455,813), starting from October 9, 2020, with a maturity date of October 9, 2022, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 6.41% (effective rate is 10.26%). Hangzhou Forasen received the funds under these loans on October 9, 2020. The loans require monthly payment of principal of $22,033 (starting from the fourth month of the agreement period) and average monthly interest approximately of $2,339. The outstanding principal balance on the loans as of February 15, 2022 was RMB1,280,973 (equivalent to $198,295).

On December 14, 2021, Hangzhou Forasen entered into a line of credit agreement with Bank of Beijing Hangzhou Branch. The line of credit provides a revolving credit with a total amount of RMB5 million (equivalent to $774,000). The line of credit is unconditionally guaranteed by Hangzhou High-Tech Financing Guarantee Co., Ltd, Yefang Zhang, and Zhengyu Wang. On December 14, 2021, Hangzhou Forasen entered into a loan agreement to borrow a total of RMB5 million (equivalent to $774,000) as working capital under the line of credit, starting from December 14, 2021, with a maturity date of December 14, 2022. The interest rate is equaling the LPR set by the People’s Bank of China at the time of one day prior the borrowing plus 95 base points (effective rate 4.75%). Hangzhou Forasen expects to repay the loan upon maturity.

Contractual Obligations

As of September 30, 2021, our contractual obligations were as follows:

Contractual obligations	Total	2022	2023	2024
Short-term loan	$1,238,400	$1,238,400	$—	$—
Long-term loan	286,426	264,393	22,033	—
Operating lease payments (1)	73,939	39,687	19,572	14,680
Total	$1,598,765	$1,542,480	$41,605	$14,680
(1)	We signed two lease agreements in July and August 2020 for office space and manufacturing facility leases. We lease about 1,006 square feet of office space in Hangzhou with a lease term from August 2020 to August 2022, and 59,174 square feet of manufacturing facility in Tahe with a lease term from July 2020 to March 2025. We are required to notify the landlord at least two months in advance if we would like to renew the lease agreements. See “Note 18 – Leases” to the consolidated financial statements for the years ended September 30, 2021, 2020, and 2019 included elsewhere in this annual report for more information.

During fiscal year 2021, we entered into three equipment purchase agreements for our new facility in Manzhouli City. Pursuant to the agreements, we had contractual obligations of approximately $6.9 million as of September 30, 2021, which are expected to be paid over next 12 months upon the delivery and installation of the equipment. In addition, contractual obligations of groundwork of the factory workshop as of September 30, 2021 were approximately $5.2 million, which are expected to be paid in fiscal year 2022, upon the completion of the construction of the factory workshop.

We are currently constructing a new facility in Lishui, China, to focus on the R&D, processing, marketing, and sale of activated carbon for water purification. On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd. to lease office and production space of approximately 27,152 square feet in Lishui with a lease term of six years from October 8, 2021 to October 7, 2026 and an annual rent of RMB454,042.8 (approximately $69,741), payable semi-annually. On November 10, 2021, Zhengjiang New Material entered into an equipment purchase agreement with Shanghai Tanzhen Co., Ltd to purchase equipment specialized for the production of water purification activated carbon with a total amount of RMB18.9 million (approximately $2.9 million).

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2020 to September 30, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Impact of COVID-19 Pandemic

The COVID-19 pandemic since early 2020 has significantly impacted our operations. Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, employees of Tahe Biopower Plant and Hangzhou Forasen could not return to work on time after the Chinese New Year of 2020 and the transportation of raw materials and activated carbon was delayed or even stopped during January and February 2020, which adversely impacted our production and sales, as well as the construction of our new facility in Manzhouli City, during that period. Although our production and sales have gradually recovered since the end of March 2020 and we resumed the construction of our new facility in Manzhouli City in August 2020, our production, sales, and construction of the new facility in Manzhouli City were disrupted several times by government regulations in response to the COVID-19 pandemic during fiscal year 2021. The COVID-19 pandemic may continue to have an adversely impact on our business operations and condition and operating results, including material negative impact on our total revenue, slower collection of accounts receivables, additional allowance for doubtful accounts, disruption on the supply chain, and an increase in the cost of raw materials. Because of the significant uncertainties surrounding the COVID-19 pandemic, however, we cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

Government policies may impact our business and operating results.

We have not seen any impact of unfavorable government policies upon our business in recent years. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC, and our products are currently eligible for certain favorable government tax incentive and other incentives. Unfavorable changes in government policies and these incentives could affect the demand for our products and could materially and adversely affect our results of operations. However, we will seek to make adjustments as required if and when government policies shift.

Exchange rate fluctuations may significantly impact our business and profitability.

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended September 30, 2021, 2020, and 2019, we had an unrealized foreign currency translation gain (loss) of $1,089,346, $977,659, and $(712,400), respectively, because of changes in the exchange rates.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see “Note 2—Summary of significant accounting policies” to our consolidated financial statements included elsewhere in this annual report.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition

We account for revenue recognition under Accounting Standards Codification 606 (“ASC 606”), Revenue from Contracts with Customers. Our revenue is mainly from the sale of two types of products, activated carbon and biomass electricity generated in the process of producing activated carbon. For the sale of activated carbon, we recognize revenue when title and risk of loss passes and the customer accepts the products, which generally occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between us and customers on a customer-by-customer basis. For the sale of biomass electricity, revenue is recognized over time as the biomass electricity is delivered, which occurs when the biomass electricity is transmitted from our power plant to the provincial power grid company. The amount is based on the reading of meters, which occurs on a systematic basis throughout each reporting period and represents the market value of the biomass electricity delivered. We also provide technical services to customers who purchase activated carbon from us. The revenue of technical services is recognized on a straight-line basis over the service period as earned.

The transaction price of activated carbon and technical services is determined based on fixed consideration in our customer contracts. Pursuant to the power purchase agreements entered into between us and the respective provincial power grid company, our sales of biomass electricity were made to the power grid company at the tariff rates agreed with the provincial power grid company as approved by the relevant government authorities in the PRC. In determining the transaction price, no significant financing components exist since the timing from when we invoice our customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. We generally do not permit customers to return products and historically, customer returns have been immaterial. In the event we receive an advance from a customer, such advance is recorded as a liability to us. We reduce the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying the revenue recognition ASC 606 is that we recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. Our sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time. Our sales contracts of biomass electricity have a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. Our performance obligation is satisfied over time as biomass electricity is delivered.

There were no contract assets as of September 30, 2021 and 2020. For the fiscal years ended September 30, 2021, 2020 and 2019, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

We have elected the following practical expedients in applying ASC 606:

●	Unsatisfied Performance Obligations – for all performance obligations relate to contracts with a duration of less than one year, we have elected to apply the optional exemption provided in ASC 606, and therefore are not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
●	Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that we otherwise would have recognized is one year or less in duration.
●	Significant Financing Component - we do not adjust the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
●	Sales Tax Exclusion from the Transaction Price - we exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from the customer.

●	Shipping and Handling Activities - we elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, customer’s historical payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventory

We value our inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Income taxes

Our subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended September 30, 2021, 2020 and 2019. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as September 30, 2021. As of September 30, 2021, the tax years ended December 31, 2016, through December 31, 2020 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. We will adopt this ASU within annual reporting period of September 30, 2024 and expect that the adoption will not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. We will adopt this ASU within annual reporting period of September 30, 2022 and expect that the adoption of this ASU will not have a material impact on our consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial position, statements of operations, and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Kangbin Zheng	58	Chief Executive Officer, Chairman of the Board, and Director
Ye Ren	34	Chief Financial Officer
Mei Cai	42	Director
Phillip Connelly	68	Independent Director
Wenbiao Zhang	54	Independent Director
Jian Chen	52	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Kangbin Zheng has been our director since April 2020 and our chief executive officer and chairman of the board of directors since June 2020. From August 2014 to July 2020, Mr. Zheng served as the chief executive officer of Beijing Future Ark Consulting Co., Ltd. and managed its strategies and daily operations. From January 2007 to July 2014, Mr. Zheng served as the director for private sector operations in China of the Asian Development Bank. From June 1986 to January 2007, Mr. Zheng worked at the World Bank Group on corporate strategy and resource management, risk management, investment projects, and economic and policy work. From February 2017 to June 2020, Mr. Zheng served as an independent director of Farmmi, Inc., a Nasdaq listed company. Mr. Zheng received his Ph.D. in Economics from Georgetown University in 1992, his master’s degree in Business from Wuhan University in 1985, and his bachelor’s degree in Mathematics from Hubei University in 1982.

Ms. Ye Ren has been our chief financial officer since August 2019 and is responsible for supervising our finance team, reviewing and approving financial and accounting transactions, and financial regulation compliance. From April 2017 to July 2018, Ms. Ren served as the Deputy Finance Manager of Zhejiang Yongning Pharmaceutical Co., Ltd., where she was responsible for department budget and internal control. From December 2014 to March 2017, Ms. Ren served as an assistant of the chief financial officer of Tantech Holdings Ltd. From October 2013 to November 2015, Ms. Ren served as a senior auditor of Pan-China Certificated Public Accountants LLP. Ms. Ren obtained her bachelor’s degree in Business Administration from George Fox University in 2010 and her master’s degree in Accountancy from the University of South Carolina in 2013.

Ms. Mei Cai has been our director since August 2019. Ms. Cai has served as the Chief Financial Officer of Jowell Global Ltd., an e-commerce platform, since November 15, 2020. From July 23, 2019 to November 11, 2020, Ms. Cai served as the Chief Financial Officer of China Eco-Materials Group Co., Limited, a manufacturer and distributor of construction materials. From October 2017 to July 22, 2019, Ms. Cai served as an accounting consultant and advisor of Wealth Financial Services LLC. From December 2013 to September 2017, Ms. Cai served as an auditor and subsequently as an audit manager of Friedman LLP. From December 2006 to November 2013, Ms. Cai served as an auditor and subsequently as an audit manager of Patrizio & Zhao, LLC. Ms. Cai obtained her bachelor’s degree in Economic Management from Jiangsu Radio & TV University in 2003.

Mr. Phillip Connelly has been our independent director since April 2020. Mr. Connelly retired from his position as the executive vice chancellor of Wenzhou-Kean University in March 2018, where he oversaw the complete operations of the university in accordance with the direction established in its strategic plan since July 2008. From September 2002 to June 2008, Mr. Connelly served as the vice-president for administration and finance of Kean University, and was responsible for the operations of the divisions of financial services, computer services, facilities maintenance, campus planning, campus safety, and human resources. Mr. Connelly received his Master of Business Administration degree in Finance from Fordham University in 1985 and his bachelor’s degree in Accounting from Rutgers University in 1981.

Mr. Wenbiao Zhang has been our independent director since August 2019. Mr. Zhang is an experienced researcher in the areas of bamboo charcoal and biomass energy, who published over 60 papers on Chinese and international journals, owns 10 patents in the PRC, and has been a committee member of multiple bamboo material related organizations. Mr. Zhang has been a professor and doctorial supervisor of Zhejiang A&F University since July 2002, whose research focuses on the pyrolysis of biomass in bamboo, biochar and its functional composites, and the production of clean energy from biomass. Mr. Zhang has served as an independent director of Jiangshan Oupai Door Co., Ltd., a public company in the PRC since October 2015. Mr. Zhang received his doctoral degree and master’s degree in Wooden Materials and Technology from Nanjing Forestry University in 2002 and 1999, respectively, and his bachelor’s degree in Wooden Materials and Engineering from Zhejiang A&F University in 1994.

Ms. Jian Chen has been our independent director since June 2020. Ms. Chen has served as the vice president of Kean USA Group Inc. since October 2010. From March 2007 to October 2010, Ms. Chen served as a senior financial manager of Verizon Wireless, Inc. From March 2000 to March 2007, Ms. Chen served as a senior system/business supervisor of Bristol-Myers Squibb. Ms. Chen received her Master of Business Administration degree in Management Information System from Kean University in 1999 and her bachelor’s degree in Accounting and Finance from University of Nebraska in 1993.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2021, we paid an aggregate of $213,861 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Pursuant to our second amended and restated articles of association, the minimum number of directors consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Our directors in office immediately prior to the first annual general meeting following the listing of our Ordinary Shares on the Nasdaq Capital Market will retire at that annual general meeting unless re-elected. After the first annual general meeting following the listing of our Ordinary Shares, unless removed or re-appointed, each director will be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Board of Directors

Our board of directors consists of five directors. We have determined that Wenbiao Zhang, Jian Chen, and Phillip Connelly satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our second amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable;
●	exercising the borrowing powers of the company and mortgaging the property of the company;
●	executing checks, promissory notes, and other negotiable instruments on behalf of the company; and
●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Each of our directors generally holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements with Named Executive Officers

On August 26, 2019 and June 22, 2020, we entered into employment agreements with our executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Kangbin Zheng, our chief executive officer and chairman, is for a term of three years beginning on June 22, 2020, with an annual salary of $180,000.

Our employment agreement with Ms. Ye Ren, our chief financial officer, is for a term of three years beginning on August 26, 2019, with an annual salary of RMB300,000 (approximately $41,861).

Insider Participation Concerning Executive Compensation

Our former director, Ms. Yefang Zhang, was making all determinations regarding executive officer compensation from the inception of our Company until August 2019, when she ceased to be our director. Our directors, Mr. Kangbin Zheng and Ms. Mei Cai, were involved in the determinations regarding executive officer compensation until our Compensation Committee was set up in February 2021.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors serve on each of the committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent directors, Wenbiao Zhang, Jian Chen, and Phillip Connelly. Ms. Chen is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Connelly qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Capital Market corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of our three independent directors, Wenbiao Zhang, Jian Chen, and Phillip Connelly. Mr. Connelly is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;
●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
●	reviewing and recommending to the board with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;
●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Wenbiao Zhang, Jian Chen, and Phillip Connelly. Mr. Zhang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 20,319,276 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary
	Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers(1):
Kangbin Zheng	—	—
Ye Ren	—	—
Mei Cai	—	—
Phillip Connelly	—	—
Wenbiao Zhang	—	—
Jian Chen	—	—
All directors and executive officers as a group (six individuals):	—	—

5% Shareholders(2):
Global Clean Energy Limited(3)	3,580,969	17.62%
Wangfeng Yan(4)	1,502,002	7.39%
Kaiyu Liu(5)	1,100,002	5.41%
Yiyue Ye(6)	1,100,002	5.41%
(1)	Unless otherwise indicated, the business address of each of the individuals is Building 1-B, Room 303, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, the PRC. The business address of Mei Cai is 1179 Vail Road, Parsippany, New Jersey 07054-1630. The business address of Phillip Connelly is 136 Lord Avenue, Bayonne, New Jersey 07002. The business address of Wenbiao Zhang is No.666 Wusu Street, Linan District, Hangzhou City, Zhejiang Province, the PRC. The business address of Jian Chen is 57 Sycamore Lane, Skillman, New Jersey 08558.
(2)	Unless otherwise indicated, the business address of the following shareholders is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.
(3)	Represents 3,580,969 Ordinary Shares held by Global Clean Energy Limited, a British Virgin Islands company, which is 100% owned by Yefang Zhang, our former director and the wife of our former CEO and Chairman of the Board of Directors, who has the sole dispositive and investment power over the Ordinary Shares.
(4)	Wangfeng Yan’s address is 1103, Building 3, World Trade Garden, Liandu District, Lishui City, Zhejiang Province, China.

(5)	Kaiyu Liu’s address is Room 409, Building 7, Baiyun Community, Lishui City, Zhejiang Province, China.
(6)	Yiyue Ye’s address is Room 401, Unit 2, Building 12, Mingzhu Yuanxiang, Yuhang District, Hangzhou City, Zhejiang Province, China.

As of the date of this annual report, approximately 30.76% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us	Nature of Transactions
Yefang Zhang	Principal shareholder and former Sole Director until August 26, 2019	Share issuance and working capital loan
Forasen Group Co., Ltd.	Owned by former CEO and Chairman of Board of Directors	Working capital loan
Hangzhou Nongyuan Network Technology Co., Ltd.	Owned by Yefang Zhang’s daughter	Lease agreement

Share Issuance to Related Parties

On November 23, 2018, we issued 50,000 Ordinary Shares to Global Clean Energy Limited, a business company with limited liability organized under the laws of British Virgin Islands and wholly owned by our then sole director, Yefang Zhang, for a consideration of 35.81% of the equity interests of Khingan Forasen in connection with the establishment of CN Energy.

Due to Related Parties

	September 30,	September 30,	September 30,
	2021	2020	2019
Yefang Zhang	$1,426,631	$187,062	$275,000
Forasen Group Co., Ltd.	—	—	339,217
Total	$1,426,631	$187,062	$614,217

We periodically received loans from our related parties for working capital. The balance due to related parties is interest-free, unsecured, and due upon demand. As of February 15, 2022, $619,200 of the outstanding balance as of September 30, 2021 had been repaid to Yefang Zhang.

Lease Agreement with a Related Party

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd., a related party and PRC company wholly owned by Yefang Zhang’s daughter. See “Item 4. Information on the Company—B. Business Overview—Facilities.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

As of the date of this annual report, CN Energy has transferred the net proceeds from our initial public offering, through Energy Holdings and Zhejiang CN Energy, to CN Energy Development and its subsidiaries, including RMB15,000,000 (approximately $2,287,500) to CN Energy Development, RMB103,921,379 (approximately $15,848,010) to Hangzhou Forasen, and RMB12,891,800 (approximately $1,966,000) to Zhongxing Energy.

As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to CN Energy and CN Energy has not made any dividends or distributions to U.S. investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the BVI Act, and our second amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate if they are satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Energy Holdings.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Energy Holdings only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Energy Holdings may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiaries pay to Energy Holdings may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from CN Energy Development’s subsidiaries to CN Energy Development and from CN Energy Development to Zhejiang CN Energy and indirectly to Manzhouli CN Energy, and the distribution of such payments to Energy Holdings and then to our Company. According to the EIT Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if CN Energy Development or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to its immediate holding company, Energy Holdings. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Energy Holdings intends to apply for the tax resident certificate if and when Zhejiang CN Energy and Manzhouli CN Energy plan to declare and pay dividends to Energy Holdings. See “Item 3. Key Information—Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiary may not qualify to enjoy certain treaty benefits.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the SEC on July 2, 2020.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations Relating to Offshore Investments by PRC Residents.”

E. Taxation

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although CN Energy does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of CN Energy and its subsidiaries organized outside of China.

According to SAT Circular 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, the key assets and records of CN Energy, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside China, same as of Energy Holdings. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that CN Energy and its offshore subsidiary should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, however, we will continue to monitor our tax status.

If the PRC tax authorities determine that CN Energy is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non- resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Provided that CN Energy is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2021, 2020, and 2019.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Ordinary Shares through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Ordinary Shares; or
●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary

Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-239659), as amended, and on Form F-1 (File No. 333-259451), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is conducted in the PRC by our PRC subsidiaries, and our PRC subsidiaries’ books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposit. As of September 30, 2021 and 2020, $190,758 and $1,570,035 of our cash, $3,096,000 and $nil of our term deposit were maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of our customers’ creditworthiness and our ongoing monitoring of outstanding balances. Other receivables include working capital support provided to major suppliers, which are also typically unsecured. We also make advances to certain suppliers to ensure the stable supply of key raw materials. We perform ongoing credit evaluations of our key suppliers to help reduce credit risk.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. Our future interest income, however, may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.5%, 2.9%, and 2.1% in 2020, 2019, and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-239659) for our initial public offering, which was declared effective by the SEC on February 2, 2021. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 5,750,000 Ordinary Shares, at a price of $4.00 per share for $23 million. Network 1 Financial Securities, Inc. was the representative of the underwriters of our initial public offering.

We incurred approximately $2,865,000 in expenses in connection with our initial public offering, which included approximately $1,725,000 in underwriting discounts, approximately $380,000 in expenses paid to or for underwriters, and approximately $760,000 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $20,622,550 after deducting underwriting discounts and the offering expenses payable by us. As of January 31, 2022, we had used $8,204,400, $234,245, and $9,087,905 from the net proceeds for the construction of a manufacturing facility in Manzhouli City, research and development, and funding working capital and other general corporate purposes, respectively. The remaining $3 million is deposited in a bank in China as term deposit. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-239659).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2021.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of September 30, 2021, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Phillip Connelly qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Phillip Connelly satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended September 30,
	2021	2020	2019
Audit fees(1)	$220,000	$200,000	$190,000
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	30,000	—	—
Total	$250,000	$200,000	$190,000
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2021.
(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a company incorporated in the British Virgin Islands with limited liability that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, our board of directors has elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of CN Energy, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

2.1

Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

2.2

Form of Underwriter’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

2.3*	Description of Securities
4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.3

English Translation of Form of Supplying Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.4

English Translation of Form of Activated Carbon Sales Agreement (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.5*	English Translation of Biomass Electricity Sales Agreement dated August 25, 2021, by and between Khingan Forasen and State Grid Heilongjiang
4.6

English Translation of Lease Agreement dated July 1, 2020, by and between Tahe Biopower Plant and Tahe Forestry Bureau (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.7

English Translation of Lease Agreement dated August 5, 2020, by and between Hangzhou Forasen and Hangzhou Nongyuan Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.8*	English Translation of Lease Agreement dated October 8, 2021, by and between Zhejiang New Material and Zhejiang Forasen Energy Technology Co., Ltd.
4.9

English Translation of Line of Credit Agreement dated August 31, 2020, by and between Hangzhou Forasen and WeBank Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.10

English Translation of Form of Loan Agreement, by and between Hangzhou Forasen and WeBank Co., Ltd., and a schedule of all executed Loan Agreements adopting the same form (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.11	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on June 11, 2021)
4.12	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on June 11, 2021)
4.13

Placement Agreement, by and between the Company and Network 1 Financial Securities, Inc. dated April 20, 2021 (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on June 11, 2021)

4.14

Escrow Agreement, by and among the Company, Network 1 Financial Securities, Inc., and the Escrow Agent (incorporated herein by reference to Exhibit 10.3 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on June 11, 2021)

4.15*	English Translation of Loan Agreement dated June 18, 2021, by and between Khingan Forasen and Industrial and Commercial Bank of China Tahe Branch
4.16*	English Translation of Loan Guarantee Agreement dated June 18, 2021, by and between CN Energy Development and Industrial and Commercial Bank of China Tahe Branch
4.17*	English Translation of Account Supervision Agreement dated June 18, 2021, by and between Khingan Forasen and Industrial and Commercial Bank of China Tahe Branch
4.18*

English Translation of Form of Loan Agreement, by and between Tahe Biopower Plant and Industrial and Commercial Bank of China Tahe Branch, and a schedule of all executed Loan Agreements adopting the same form

4.19*	English Translation of Line of Credit Agreement dated December 14, 2021, by and between Hangzhou Forasen and Bank of Beijing Hangzhou Branch
4.20*	English Translation of Loan Agreement dated December 14, 2021, by and between Hangzhou Forasen and Bank of Beijing Hangzhou Branch
8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yingke Wuxi Law Firm
101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CN ENERGY GROUP. INC.

	By:	/s/ Kangbin Zheng
Kangbin Zheng
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: February 15, 2022

CN ENERGY GROUP. INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CN Energy Group. Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

February 15, 2022

CN ENERGY GROUP. INC.

CONSOLIDATED BALANCE SHEETS

ASSETS
	September 30,	September 30,
	2021	2020
Current Assets:
Cash	$190,758	$1,570,035
Term deposit	3,096,000	—
Accounts receivable, net	12,375,425	8,727,364
Inventory	1,116,613	2,809,584
Advances to suppliers, net	10,800,478	1,561,274
Other receivables	21,153,506	—
Prepaid expenses and other current assets	155,021	32,628
Total current assets	48,887,801	14,700,885

Property, plant and equipment, net	14,285,557	14,294,703
Prepayment for property and equipment	3,781,844	—
Intangible assets, net	68,427	171,287
Land use right, net	574,587	557,179
Right of use lease assets, net	97,160	141,991
Long-term deposits	1,238,555	1,176,051
Deferred offering costs	—	385,193
Deferred tax assets	29,209	15,674
Total Assets	$68,963,140	$31,442,963

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term bank loans	$1,238,400	$1,613,928
Long-term bank loan, current	264,393	—
Accounts payable	1,776,626	4,830,110
Deferred revenue, current	111,301	120,383
Due to related parties	1,426,631	187,062
Taxes payable	243,413	244,169
Operating lease liabilities, current	36,720	68,833
Accrued expenses and other current liabilities	545,632	639,125
Total current liabilities	5,643,116	7,703,610

Long-term bank loan, non-current	22,033	—
Deferred revenue, non-current	489,439	555,725
Operating lease liabilities, non-current	32,351	65,586
Deferred tax liabilities	97,249	—
Total liabilities	6,284,188	8,324,921

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 20,319,276 and 10,000,000 ordinary shares issued and outstanding at September 30, 2021 and 2020, respectively	52,980,825	14,005,621
Convertible preferred shares, no par value, an unlimited number of convertible preferred shares authorized, nil and 500,000 convertible preferred shares issued and outstanding at September 30, 2021 and 2020, respectively	—	1,800,000
Additional paid-in capital	8,865,199	7,890,199
Statutory reserves	315,808	129,497
Retained earnings	394,556	259,507
Accumulated other comprehensive income (loss)	122,564	(966,782)
Total Shareholders’ equity	62,678,952	23,118,042

Total Liabilities and Shareholders’ Equity	$68,963,140	$31,442,963

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2021	2020	2019

Revenues	$19,846,921	$12,476,314	$10,893,164

Cost of revenues	(17,230,306)	(9,117,125)	(7,920,879)

Gross profit	2,616,615	3,359,189	2,972,285

Operating expenses:
Selling expenses	198,443	148,137	332,621
General and administrative expenses	1,449,267	920,062	857,765
Research and development expenses	385,525	287,299	593,992
Total operating expenses	2,033,235	1,355,498	1,784,378

Income from operations	583,380	2,003,691	1,187,907

Other income (expenses):
Interest income (expense)	191,227	(27,691)	(6,553)
Government subsidy income	1,079,348	470,865	587,958
Other income (expenses)	(120,246)	68,024	7,311
Total other income, net	1,150,329	511,198	588,716

Income before income taxes	1,733,709	2,514,889	1,776,623

Provision for income taxes	437,349	170,119	108,811

Net income	1,296,360	2,344,770	1,667,812

Deemed dividend on conversion of Convertible Preferred Shares to Common Shares	(975,000)	—	—

Net income attributable to Shareholders	$321,360	$2,344,770	$1,667,812

Net income	$1,296,360	$2,344,770	$1,667,812

Other comprehensive income (loss):
Foreign currency translation gain (loss)	1,089,346	977,659	(712,400)

Comprehensive income	$2,385,706	$3,322,429	$955,412

Earnings per share – basic and diluted	$0.02	$0.23	$0.17

Weighted average shares outstanding – basic and diluted	15,197,508	10,000,000	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

								Accumulated
							Retained	Other
			Preferred		Additional		Earnings	Comprehensive	Total
	Ordinary Shares		Shares		Paid-in	Statutory	(Accumulated	Income	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	(Loss)	Equity

Balance at September 30, 2018	10,000,000	$14,005,621	—	$—	$7,890,199	$—	$(3,623,578)	$(1,232,041)	$17,040,201

Net income for the year	—	—	—	—	—	—	1,667,812	—	1,667,812
Foreign currency translation loss	—	—	—	—	—	—	—	(712,400)	(712,400)

Balance at September 30, 2019	10,000,000	$14,005,621	—	$—	$7,890,199	$—	$(1,955,766)	$(1,944,441)	$17,995,613

Issuance of convertible preferred shares	—	—	500,000	1,800,000	—	—	—	—	1,800,000
Net income for the year	—	—	—	—	—	—	2,344,770	—	2,344,770
Appropriation to statutory reserve						129,497	(129,497)		—
Foreign currency translation gain	—	—	—	—	—	—	—	977,659	977,659

Balance at September 30, 2020	10,000,000	$14,005,621	500,000	$1,800,000	$7,890,199	$129,497	$259,507	$(966,782)	$23,118,042

Issuance of Ordinary Shares, net of offering expenses	5,750,000	20,135,204	—	—	—	—	—	—	20,135,204
Preferred Shares converted into Ordinary Shares	500,000	1,800,000	(500,000)	(1,800,000)	—	—	—	—	—
Issuance of Ordinary Shares for private placement, net	4,000,000	17,040,000	—	—	—	—	—	—	17,040,000
Exercise of warrants	69,276	—	—	—	—	—	—	—	—
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	—	—	—	975,000	—	(975,000)	—	—
Net income for the year	—	—	—	—	—	—	1,296,360	—	1,296,360
Appropriation to statutory reserve						186,311	(186,311)	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	1,089,346	1,089,346

Balance at September 30, 2021	20,319,276	$52,980,825	—	$—	$8,865,199	$315,808	$394,556	$122,564	$62,678,952

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020	2019
Cash flows from operating activities:
Net income	$1,296,360	$2,344,770	$1,667,812
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation expense	1,050,924	916,386	942,615
Loss on sale of property and equipment	68,155	—	—
Amortization of operating lease right-of-use assets	51,972	8,814	—
Amortization of intangible assets and land use right	123,205	114,091	115,251
Changes in bad debt allowances	39,953	56,100	4,130
Deferred income taxes	83,893	(8,415)	(1,916)
Amortization of deferred revenue	(110,438)	40,105	(104,591)
Changes in operating assets and liabilities:
Accounts receivable	(3,159,543)	(4,216,674)	(1,290,889)
Inventory	1,828,011	(231,162)	104,029
Advances to suppliers	(9,125,201)	250,028	(256,221)
Prepaid expenses and other current assets	(278,122)	(425)	2,923,310
Accounts payable	(3,284,531)	(1,060,649)	(4,111,721)
Operating lease liabilities	(71,929)	(16,167)	—
Taxes payable	(13,627)	87,713	(21,239)
Accrued expenses and other current liabilities	(92,151)	(103,427)	154,317
Net cash provided by (used in) operating activities	(11,593,069)	(1,818,912)	124,887

Cash flows from investing activities:
Other receivables	(20,739,840)	—	—
Prepayment for purchase of property, plant and equipment	(3,752,528)	—	—
Purchase of property, plant and equipment	(434,834)	(14,693)	(886,721)
Proceeds from sale of property, plant and equipment	77,527	—	—
Purchase of term deposit	(3,072,000)	—	—
Purchase of intangible assets	—	(4,663)	—
Purchase of land use right	—	—	(573,398)
Long-term deposits	—	(856,475)	23,653
Proceeds from notes receivable	—	—	97,318
Proceeds from loans to related parties	—	—	148,621
Net cash used in investing activities	(27,921,675)	(875,831)	(1,190,527)

Cash flows from financing activities:
Deferred offering costs	—	(26,929)	—
Issuance of convertible preferred shares	—	1,800,000	—
Proceeds from the Initial Public Offering	23,000,000	—	—
Direct costs disbursed from Initial Public Offering proceeds	(2,377,450)	—	—
Proceeds from private placement	18,000,000	—	—
Direct costs disbursed from private placement proceeds	(960,000)	—	—
Repayment of related parties loans	—	(433,769)	502,244
Proceeds from related parties loans	534,226	—	—
Repayment of short-term bank loans	(1,689,600)	(710,756)	—
Proceeds from short-term bank loans	1,231,872	1,995,254	288,027
Proceeds from long-term bank loan	284,206	—	—
Net cash provided by financing activities	38,023,254	2,623,800	790,271

Effect of exchange rate changes on cash	112,213	80,643	(61,098)

Net increase (decrease) in cash	(1,379,277)	9,700	(336,467)

Cash, beginning of year	1,570,035	1,560,335	1,896,802

Cash, end of year	$190,758	$1,570,035	$1,560,335

Supplemental disclosure information:
Cash paid for income tax	$387,595	$93,086	$15,180
Cash paid for interest	$58,703	$27,873	$6,730

Supplemental non-cash activities:
Accrued deferred offering costs	$—	$34,650	$189,308
Payment of professional fees funded by related party loans	$—	$351,121	$—
Deferred offering costs funded by a related party through related party loans	$487,346	$8,142	$125,000
Accounts payable related to construction in progress	$—	$1,729,261	$2,118,884
Right of use assets obtained in exchange for operating lease obligations	$—	$146,684	$—
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	$975,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and nature of business

CN ENERGY GROUP. INC. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy, through its subsidiaries (collectively, the “Company”), is a manufacturer and supplier of wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and a producer of biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

Reorganization

In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of CN Energy, a British Virgin Islands holding company; (2) the incorporation of Clean Energy Holdings Limited (“Energy Holdings”), a Hong Kong holding company; (3) the incorporation of Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), two new wholly foreign-owned enterprises (“WFOE”) formed by Energy Holdings under the laws of the People’s Republic of China (“China” or the “PRC”); (4) the incorporation of Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”), a PRC company, of which 90% of the equity interests are owned by Manzhouli CN Energy, and the remaining 10% by Zhejiang CN Energy; (5) the incorporation of CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), a PRC company, of which 70% of the equity interests are owned by Manzhouli CN Technology and the remaining 30% by Zhejiang CN Energy; (6) the acquisition of 100% of the equity interests of Greater Khingan Range Forasen Energy Technology Co., Ltd. (“Khingan Forasen”) by CN Energy Development; and (7) the issuance of 10,000,000 ordinary shares of CN Energy (reflecting an approximate or rounded 71.62-for-1 forward split of the Company’s ordinary shares on April 20, 2020) to the original shareholders of Khingan Forasen. In relation to the Reorganization, a series of agreements were signed among CN Energy, the original shareholders of Khingan Forasen, CN Energy Development, and offshore holding companies controlled by the original shareholders of Khingan Forasen on August 12, 2019 and August 28, 2019. All share amounts and per share amounts have been presented giving effect to the forward split. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to the Reorganization. The consolidation of CN Energy and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of Reorganization.

The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

In May and June 2021, the Company conducted another reorganization in order to simplify its corporate structure and make use of supportive government policies. The reorganization consisted of (i) the transfer of 60% of the equity interests in CN Energy Development from Manzhouli CN Technology to Zhejiang CN Energy, (ii) the transfer of 100% of the equity interests in Manzhouli Zhongxing Energy Technology Co., Ltd. (“Zhongxing Energy”) from Khingan Forasen to CN Energy Development, (iii) the transfer of 100% of the equity interests in Hangzhou Forasen Technology Co., Ltd. (“Hangzhou Forasen”) from Khingan Forasen to CN Energy Development, and (iv) the formation of Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), a PRC company wholly owned by CN Energy Development.

Note 1 – Organization and nature of business (Continued)

Reorganization (Continued)

CN Energy, the ultimate holding company, currently owns 100% of the equity interests of CN Energy Development, which in turn owns 100% of the equity interests of Khingan Forasen, Hangzhou Forasen, Zhongxing Energy, and Zhejiang New Material.

Upon the completion of the Reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, and the British Virgin Islands. Details of the subsidiaries of the Company are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding Company
Energy Holdings	August 29, 2013	Hong Kong	100%	Holding Company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding Company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding Company
Manzhouli CN Technology	June 10,2019	Inner Mongolia, China	100%	Holding Company
CN Energy Development	April 18, 2019	Zhejiang, China	100%	Holding Company
Khingan Forasen	March 5,2009	Heilongjiang, China	100%	Produces and distributes activated carbon and biomass electricity
Hangzhou Forasen	March 16,2006	Zhejiang, China	100%	Distributes activated carbon products
Zhongxing Energy	May 21,2018	Inner Mongolia, China	100%	Expected to produce activated carbon and steam for heating in the future
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Expected to produce and sale wading activated carbon in the future

Initial Public Offering

On February 9, 2021, the Company closed its initial public offering (“IPO”) of 5,000,000 ordinary shares at public offering price of $4.00 per share. On February 10, 2021, the underwriters exercised their over-allotment option to purchase an additional 750,000 ordinary shares at a price of $4.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $20 million, after deducting underwriting discounts and other related expenses. The Company’s ordinary shares commenced trading under the ticker symbol “CNEY” on February 5, 2021.

Private Placement

From June 8 to June 10, 2021, the Company entered into certain subscription agreements (the “Subscription Agreements”) with six investors (the “Purchasers”). Pursuant to the Subscription Agreements, the Company agreed to sell and the Purchasers agreed to purchase an aggregate of 4,000,000 ordinary shares of the Company at a price of $4.50 per share (the “Private Placement”). On June 11, 2021, the Company closed the Private Placement and received gross proceeds of $18 million, before deducting the placement agent’s fees of $900,000 and other related offering expenses of $60,000.

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

The consolidated financial statements of the Company reflect the principal activities of CN Energy and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. The Company maintains all of its bank accounts in the PRC. As of September 30, 2021 and 2020, the Company had no cash equivalents.

Term deposit

Term deposit represents fixed-term deposit of money into an account at a financial institution with maturity over three months. As of September 30, 2021 and 2020, the Company had term deposit of $3,096,000 and $nil, respectively. The Company earns interest at a fixed annual rate of 2% with a one-year maturity on this term deposit.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventory

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. No inventory reserves were recorded as of September 30, 2021 and 2020.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Note 2 – Summary of significant accounting policies (Continued)

Property, plant, and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and comprehensive income in income from operations.

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

Intangible assets

Intangible assets consist primarily of patents and software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the following estimated useful lives:

Useful life
Patents	10 years
Software	10 years

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2021 and 2020.

Note 2 – Summary of significant accounting policies (Continued)

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. See Note 18 for further discussion.

Fair value of financial instruments

On October 1, 2020, The Company adopted Accounted Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements. Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

•	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
•	Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
•	Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions about what assumptions market participants would use in pricing the asset or liability based on the best available information.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented herein.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, term deposit, accounts receivable, advances to suppliers, other receivables, prepaid expenses and other current assets, short-term bank loans, accounts payable, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company is mainly from the sale of two types of products, activated carbon and biomass electricity generated in the process of producing activated carbon. For the sale of activated carbon, the Company recognizes revenue when title and risk of loss passes and the customer accepts the products, which occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between the Company and customers on a customer-by-customer basis. For the sale of biomass electricity, revenue is recognized over time as the biomass electricity is delivered, which occurs when the biomass electricity is transmitted from the power plant of the Company to the provincial power grid company. The amount is based on the reading of meters, which occurs on a systematic basis throughout each reporting period and represents the market value of the biomass electricity delivered.

The Company also provides technical service to customers who purchase activated carbon from the Company. The revenue of technical service is recognized on a straight-line basis over the service period as earned.

The transaction price of activated carbon and technical services is determined based on fixed consideration in the Company’s customer contracts. Pursuant to the power purchase agreements entered into between the Company and the respective provincial power grid company, the Company’s sales of biomass electricity were made to the power grid company at the tariff rates agreed with the provincial power grid company as approved by the relevant government authorities in the PRC. In determining the transaction price, no significant financing components exist since the timing from when the Company invoices its customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying ASC 606 is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time. The Company’s sales contracts of biomass electricity have a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The Company’s performance obligation is satisfied over time as biomass electricity is delivered.

There were no contract assets as of September 30, 2021 and 2020. For the fiscal years ended September 30, 2021, 2020, and 2019, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition (Continued)

The Company has elected the following practical expedients in applying ASC 606:

●	Unsatisfied Performance Obligations – for all performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
●	Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.
●	Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
●	Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.
●	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Refer to Note 20—Segment reporting for details of revenue disaggregation.

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $164,230, $107,355, and $315,809 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the fiscal years ended September 30, 2021, 2020, and 2019, the Company had subsidy income of $1,079,348, $470,865, and $587,958, including $110,439, $102,617 and $104,591 for equipment of energy projects grants, and $968,909, $368,248, and $483,367 of value-added tax refund, respectively.

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of September 30, 2021 and 2020, the balance of unrecognized government grants was $600,740 and $676,108, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2021, 2020, and 2019, $110,439, $102,617, and $104,591 was recorded in government subsidy income, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended September 30, 2021, 2020, and 2019. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2021 and 2020. As of September 30, 2021, the tax years ended December 31, 2016, through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Khingan Forasen and its branch office, Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (“Biopower Plant”), are entitled to obtained 70% VAT refund as they meet the requirement of national comprehensive utilization of resources program. For the fiscal years ended September 30, 2021, 2020, and 2019, the amount of $968,909, $368,248, and $483,367 VAT refund was recorded in government subsidy income, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, accounts receivable, advances to suppliers, and other receivables. Most of the Company’s cash is maintained with banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $76,500) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.  The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The exchange rates in effect as of September 30, 2021 and 2020, were RMB1 for $0.1548 and $0.1470, respectively. The average exchange rates for the fiscal years ended September 30, 2021, 2020, and 2019, were RMB1 for $0.1536, $0.1427, and $0.1455, respectively.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended September 30, 2021, 2020, and 2019.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Note 2 – Summary of significant accounting policies (Continued)

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of the PRC. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

All of the Company’s revenue is derived from sales in China. Since late January 2020, the coronavirus (“COVID-19”) was rapidly evolving in China and globally led to disruptions in the business and transportation. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Since March 2020, the Chinese government has eased its COVID-19 restrictions domestically, and the Chinese domestic business started to recover. Although the COVID-19 pandemic seems to have been under relative control in China, the Company’s production, sales, and construction of new facility in Manzhouli City were disrupted several times during fiscal year 2021. The COVID-19 pandemic may continue to materially adversely affect the Company’s business operations and condition and operating results for fiscal year 2022, including but not limited to a material negative impact on its total revenue, slower collection of accounts receivables, additional allowance for doubtful accounts, disruption to supply chain, and an increase in the cost of raw materials. Because of the significant uncertainties surrounding the COVID-19 pandemic, the Company cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

Note 2 – Summary of significant accounting policies (Continued)

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU within annual reporting period of September 30, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and cash flows.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	September 30,	September 30,
	2021	2020

Trade accounts receivable	$12,375,425	$8,727,364
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$12,375,425	$8,727,364

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products and biomass electricity are sold and delivered to customers.

Note 4 – Inventory

Inventory consisted of the following:

	September 30,	September 30,
	2021	2020

Raw materials	$932,145	$1,866,725
Finished goods	184,468	942,859
Total	$1,116,613	$2,809,584

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	September 30,	September 30,
	2021	2020

Advances for raw materials purchase	$10,949,095	$1,664,158
Less: allowance for doubtful accounts	(148,617)	(102,884)
Advances to suppliers, net	$10,800,478	$1,561,274

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2021	2020

Balance at beginning of year	$102,884	$44,526
Addition to allowance for doubtful accounts	90,278	94,065
Recovery in allowance for doubtful accounts	(50,013)	(37,900)
Translation adjustments	5,468	2,193
Balance at end of year	$148,617	$102,884

Note 6 – Other receivables

Other receivables as of September 30, 2021 mainly resulted from the following: (1) in June 2021 and August 2021, to ensure that the Company’s procurement needs are prioritized, the Company provided RMB80 million (approximately $12,384,000) working capital support to two major suppliers for their supply chain projects. The working capital support is for one year and guaranteed by two third parties and collateralized by their property and buildings. In return, the Company earns interest at a fixed annual rate of 7%. Interest income is accrued on a monthly basis and will be collected upon maturity. In January 2022, these two suppliers issued six-month bankers’ acceptances in the amount of RMB80 million to the Company; and (2) in fiscal year 2021, the Company made prepayments to three suppliers for raw material purchases. Due to the impact of the COVID-19 pandemic, those three suppliers could not deliver raw materials to the Company as agreed upon. As a result, one of them refunded RMB20 million (approximately $3,100,000) to the Company in December 2021 and two issued six-month bankers’ acceptances in the amount of RMB35 million (approximately $5,418,000) to the Company in January 2022.

Note 7 – Property, plant, and equipment, net

Property, plant, and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30,	September 30,
	2021	2020

Property and buildings	$7,828,294	$7,427,906
Machinery and equipment	7,793,640	7,131,358
Office equipment	119,107	113,096
Vehicles	132,173	117,048
Subtotal	15,873,214	14,789,408
Construction in progress	5,253,930	5,238,614
Less: accumulated depreciation	(6,841,587)	(5,733,319)
Property, plant, and equipment, net	$14,285,557	$14,294,703

Depreciation expense was $1,050,924, $916,386, and $942,615 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Note 8 – Prepayment for property and equipment

As of September 30, 2021, the Company had prepayment in the amount of $3,781,844 for the production line equipment to be installed in the new production plant in Manzhouli City. Since the groundwork of the factory workshop was delayed by the local government’s shelter-in-place orders due to the COVID-19 pandemic, the equipment was not delivered as of February 15, 2022. The construction is expected to be completed by September 2022. As of September 30, 2021, the Company had contractual obligations of approximately $6.9 million, which are expected to be paid over next 12 months upon the delivery and installation of the equipment. In addition, contractual obligations of groundwork of the factory workshop as of September 30, 2021 were approximately $5.2 million, which are expected to be paid in fiscal year 2022, upon the completion of the construction of the factory workshop.

Note 9 – Land use right, net

Land use right, net consisted of the following:

	September 30,	September 30,
	2021	2020

Land use right	$610,182	$579,390
Less: accumulated amortization	(35,595)	(22,211)
Land use right, net	$574,587	$557,179

Amortization expense was $12,109, $11,251, and $ $10,512 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Estimated future amortization expense is as follows:

Amortization
12 months ending September 30,	expense
2022	$12,109
2023	12,109
2024	12,109
2025	12,109
2026	12,109
Thereafter	514,042
Total	$574,587

Note 10 – Intangible assets, net

Intangible assets, net consisted of the following:

	September 30,	September 30,
	2021	2020

Software	$15,867	$15,066
Purchased patents	1,103,768	1,048,066
Subtotal	1,119,635	1,063,133
Less: accumulated amortization	(1,051,208)	(891,846)
Intangible assets, net	$68,427	$171,287

Amortization expense was $111,096, $102,840, and $104,739 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Estimated future amortization expense is as follows:

Amortization
12 months ending September 30,	expense
2022	$68,427
Total	$68,427

Note 11 – Long-term deposits

Long-term deposits consisted of the following:

	September 30,	September 30,
	2021	2020
Construction deposit (a)	$928,955	$882,075
Deposit for acquisition of land use rights (b)	309,600	293,976
Long-term deposits	$1,238,555	$1,176,051
(a)	On June 25, 2020, the Company entered into a construction agreement with a third party, Manzhouli Lancheng Project Management Co., Ltd., for the first stage of construction of the Company’s new facility in Manzhouli City, China. Pursuant to the agreement, the Company made a payment of RMB6 million (equivalent to $928,955 as of September 30, 2021) as security deposit. The deposit is interest-free and is refundable upon the completion of the project.
(b)	The Company paid a deposit of RMB2 million (equivalent to $309,600 as of September 30, 2021) to the Finance Bureau designated by the Tahe County Land and Resources Bureau, to bid for the acquisition of the land use rights for the land which the Company leases from Tahe County and where Biopower Plant is currently located. The deposit is interest-free and refundable if the Company decides not to purchase the land use rights when the lease expires.

Note 12 – Short-term bank loans

On May 22, 2020, Khingan Forasen entered into a short-term loan agreement with Industrial and Commercial Bank of China Tahe Branch (“ICBC”) to borrow RMB5 million (equivalent to $774,000 as of September 30, 2021) as working capital, with an interest rate equaling the Loan Prime Rate (“LPR”) set by the People’s Bank of China at the time of borrowing plus 50 base points (effective rate is 4.35%). The Company received the proceeds on May 26, 2020. The term of the loan was 12 months from the date when the proceeds were received. The loan was guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal balance, and collateralized by the property and equipment of Khingan Forasen, with a net book value of RMB2.9 million (equivalent to approximately $0.4 million as of September 30, 2021). In June 2021, the Company renewed this loan with ICBC with a new maturity date of June 24, 2022.

On September 10, 2020, Biopower Plant entered into two unsecured loan agreements with ICBC to borrow a total of RMB3 million (equivalent to $464,400 as of September 30, 2021) as working capital with an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 80 base points (effective rate is 4.65%). During the fiscal year 2021, Biopower Plant renewed both loan agreements with ICBC to extend the maturity to December 18, 2021. In December 2021, Biopower Plant further renewed both loan agreements with ICBC to extend the maturity to June 12, 2022 and June 13, 2022, respectively.

On August 31, 2020, Hangzhou Forasen entered into a line of credit agreement (the “LOC”) with WeBank Co., Ltd. (“WeBank”). The LOC provides for a revolving credit, the amount of which will be specified in each borrowing. The LOC is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to $735,000). On September 8, 2020, Hangzhou Forasen entered into three loan agreements to borrow a total of RMB2,980,000 (equivalent to $438,024 as of September 30, 2020) under the LOC, with a maturity date of October 9, 2020, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing minus 25 base points (effective rate is 3.6%). These loans were repaid upon maturity.

Note 13 – Long-term bank loans

On September 8, 2020, Hangzhou Forasen entered into three long-term loan agreements with WeBank Co., Ltd., under the same LOC as described above, to borrow RMB2,988,940 (equivalent to $455,813), with a maturity date of October 9, 2022, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 6.41% (effective rate is 10.26%). The loans require a monthly payment of principal of $22,033 (starting from the fourth month of the agreement period) and an average monthly interest approximately of $2,339. The outstanding principal balance on loans as of February 15, 2022 was RMB1,280,973 (equivalent to $198,295).

Future obligations for payments of the long-term loans are as below:

12 months ending September 30,	Repayment
2022	$264,393
2023	22,033
Total	$286,426

Note 14 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30,	September 30,
	2021	2020
Accrued professional service fees	$—	$179,650
Payroll payable	444,453	406,938
Other current liabilities	101,179	52,537
Accrued expenses and other current liabilities	$545,632	$639,125

Note 15 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder and former sole director until August 26, 2019	Working capital loan
Hangzhou Nongyuan Network Technology Co., Ltd.	Owned by Yefang Zhang’s daughter	Lease agreement

Due to a related party

As of September 30, 2021 and 2020, the Company owed Yefang Zhang $1,426,631 and $187,062, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand. As of February 15, 2022, $619,200 of the outstanding balance as of September 30, 2021 had been repaid to Yefang Zhang.

Lease Agreement with a Related Party

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd., a PRC company wholly owned by Yefang Zhang’s daughter, to lease about 1,006 square feet of office space in Hangzhou. See Note 18 for further discussion.

Note 16 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

CN Energy is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Energy Holdings is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Khingan Forasen was approved as an HNTE in November 2016, Khingan Forasen and its branch office, Biopower Plant, are entitled to a reduced income tax rate of 15% beginning November 2016. On December 16, 2021, Khingan Forasen successfully renewed its HNTE certificate and is able to enjoy the reduced income tax rate in the next three years. In addition, according to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products is exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified the Company that its revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and the Company paid approximately $135,000 income tax as assessed by the tax authority (see the prior year true-up below). Starting January 1, 2021, activated carbon has been included in the program, and the Company expects to be able to enjoy the income tax exemption going forward.

The impact of the reduced tax rate noted above decreased the Company’s income taxes by $245,816, $294,516, and $321,624 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively. The benefits of the reduced tax rate and tax exemption on net income per share (basic and diluted) were $0.02, $0.03, and $0.03 for the fiscal years ended September 30, 2021, 2020, and 2019, respectively.

Note 16 – Taxes (Continued)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended September 30,
	2021	2020	2019

China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(14.2)%	(11.7)%	(18.1)%
Research and development (“R&D”) tax credit	(3.0)%	(1.3)%	(3.7)%
Effect of non-taxable government subsidy income	(1.0)%	(0.6)%	(0.9)%
Non-PRC entities not subject to PRC tax	8.7%	2.2%	3.9%
Change in valuation allowance	0.9%	(6.2)%	(0.1)%
Prior year true-up	7.8%	—	—
Others	1.0%	(0.6)%	—
Effective tax rate	25.2%	6.8%	6.1%

The provision for income tax consisted of the following:

	For the years ended September 30,
	2021	2020	2019

Current income tax provision	$353,456	$178,534	$110,727
Deferred income tax provision	83,893	(8,415)	(1,916)
Income tax provision	$437,349	$170,119	$108,811

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	September 30,	September 30,
Deferred tax assets:	2021	2020

Net operating loss carryforwards	$287,186	$257,850
Allowance for doubtful accounts	29,209	15,674
Valuation allowance on net operating loss	(287,186)	(257,850)
Total	$29,209	$15,674

Deferred tax liabilities:
Accelerated depreciation of equipment	$97,249	—
Total	$97,249	$—

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $1,799,000 and $1,649,000 as of September 30, 2021 and 2020, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $287,186 and $257,850 was recorded against the gross deferred tax asset balance at September 30, 2021 and 2020, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The net change in valuation allowance for the fiscal years ended September 30, 2021, 2020, and 2019 was an increase of $29,336, a decrease of $137,642, and a decrease of $17,467, respectively.

Note 17 – Concentration of major customers and suppliers

For the fiscal year ended September 30, 2021, three major customers accounted for approximately 44%, 33%, and 11% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2020, three major customers accounted for approximately 36%, 26%, and 20% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2019, four major customers accounted for approximately 15%, 14%, 12%, and 10% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2021, three major customers accounted for approximately 46%, 31%, and 20% of the Company’s accounts receivable balance, respectively. As of September 30, 2020, three major customers accounted for approximately 36%, 32%, and 16% of the Company’s accounts receivable balance, respectively.

For the fiscal year ended September 30, 2021, three major suppliers accounted for approximately 26%, 25% and 16% of the total purchases, respectively. For the fiscal year ended September 30, 2020, three major suppliers accounted for approximately 29%, 17% and 10% of the total purchases, respectively. For the fiscal year ended September 30, 2019, four major suppliers accounted for approximately 13%, 12%, 11%, and 11% of the total purchases, respectively.

As of September 30, 2021, four suppliers accounted for approximately 40%, 15%, 15%, and 15% of the Company’s advance to suppliers balance, respectively. As of September 30, 2020, three suppliers accounted for approximately 35%, 24%, and 16% of the Company’s advance to suppliers balance, respectively.

Note 18 – Leases

On July 1, 2020, Biopower Plant entered into a lease agreement with Tahe Forestry Bureau (the “Landlord”) to lease the manufacturing facility. The lease period is from July 1, 2020 to March 31, 2025, and the annual rent is RMB126,440 (approximately $19,295). According to the lease agreement, Biopower Plant can only use the land and factory buildings for the operations of Biopower Plant and cannot transfer the lease to a third person without the prior consent of the Landlord; otherwise, the lease agreement shall be terminated. Biopower Plant is required to notify the Landlord at least two months in advance to renew the lease agreement.

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd. to lease about 1,006 square feet of office space in Hangzhou. The lease period is from August 5, 2020 to August 4, 2022 (unless otherwise terminated by either party), and the annual rent is RMB283,258 (approximately $43,508), payable semi-annually.

For the years ended September 30, 2021 and 2020, the Company had operating lease cost of $70,845 and $10,693, and the reduction in operating lease right-of-use assets was $51,972 and $8,814, respectively.

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	September 30,	September 30,
	2021	2020
Weighted-average remaining lease term	2.60 years	3.28 years

Weighted-average discount rate	6.54%	7.22%

The following table summarizes the maturity of operating lease liabilities as of September 30, 2021:

12 months ending September 30,
2022	$39,687
2023	19,572
2024	14,680
Total lease payments	73,939
Less: imputed interest	(4,868)
Total lease liabilities	$69,071

Note 19 – Commitments and contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Biopower Plant has not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day starting from the date of underpayment and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 20 – Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker makes operating decisions and assesses performance solely based on activated carbon sales orders received. In addition, the production of activated carbon and the biomass electricity are one integrated process and inseparable. Therefore, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories for the fiscal years ended September 30, 2021, 2020, and 2019, respectively:

	For the years ended September 30,
	2021	2020	2019
Activated carbon	$19,573,266	$12,099,457	$10,491,592
Biomass electricity	143,240	255,678	195,721
Technical service	130,415	121,179	205,851
Total	$19,846,921	$12,476,314	$10,893,164

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 21 – Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The original authorized and issued number of ordinary shares was 50,000 shares with a par value of $1.00 per share. In August 2019, the Company amended its Memorandum of Association to increase its authorized shares from 50,000 shares with a par value of $1.00 per share to an unlimited number of ordinary shares with no par value, and subdivide the already issued 50,000 shares to 139,627 shares with no par value. On April 15, 2020, the shareholders and board of directors of the Company approved (i) a forward split of the issued and outstanding ordinary shares of the Company at an approximate or rounded ratio of 71.62-for-1 share (the “Forward Split”), and (ii) the creation of a new class of convertible preferred shares of no par value. On April 16, 2020, the Company filed its second amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of the British Virgin Islands to effect such corporate actions, which filing became effective on April 20, 2020. The Company believes it is appropriate to reflect the Forward Split on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated. As a result of all events mentioned above, the Company had an unlimited number of no par value ordinary shares authorized, of which 10,000,000 were issued and outstanding after the Forward Split.

Note 21 – Shareholders’ equity (Continued)

Initial Public Offering

On February 9, 2021, the Company closed its IPO of 5,000,000 ordinary shares at public offering price of $4.00 per share. On February 10, 2021, the underwriters exercised their over-allotment option to purchase an additional 750,000 ordinary shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on February 17, 2021. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $20 million, after deducting underwriting discounts and other related expenses. The Company’s ordinary shares commenced trading under the ticker symbol “CNEY” on February 5, 2021.

Convertible Preferred Shares

On April 20, 2020, the Company issued an aggregate of 500,000 convertible preferred shares to two individual investors for a total consideration of $1,800,000 pursuant to certain Share Purchase Agreement dated April 3, 2020 (“Share Purchase Agreement”).

The convertible preferred shares have the following characteristics:

Conversion - Upon the register of members being updated at the closing of the Company’s initial public offering, all issued and outstanding convertible preferred shares will be converted automatically at a 10% discount to the initial public offering price.

Voting - Prior to conversion of convertible preferred shares, holders of convertible preferred shares do not have the right to vote as a shareholder, and upon conversion of Convertible Preferred Shares, holders of then ordinary shares will have the same voting rights and vote together with other holders of ordinary shares, and not as a separate class, except where otherwise required by law.

Ranking - Convertible preferred shares, before conversion, are senior to ordinary shares with respect to distribution rights upon liquidation, to receive a payment per convertible preferred share, equal to the price per share for the issue of convertible preferred share.

Dividends - Holders of convertible preferred shares are entitled to an equal share in any dividend paid to the convertible preferred share class.

The Company determined that the convertible preferred shares contained an embedded beneficial conversion feature (“BCF”) as they were in the money at the issuance. Because the conversion of the convertible preferred shares was dependent on the closing of the Company’s initial public offering, which was outside the control of the Company, the BCF embedded in the convertible preferred shares was contingent on the commitment date. Therefore, the Company would recognize the intrinsic value of the BCF separately from additional paid-in capital, and account for it as a deemed dividend and, as such, recognize the BCF as retained earnings upon the closing of the initial public offering, when the contingency was resolved, in accordance with ASC 470. The intrinsic value of the BCF was measured based upon the difference between the fair value of the underlying ordinary shares at the commitment date and the effective conversion price embedded in the convertible preferred shares.

Upon the completion of the IPO, all issued and outstanding convertible preferred shares of the Company were automatically converted into 500,000 ordinary shares of the Company. As a result, the Company recorded deemed dividend in retained earnings of $975,000 as the intrinsic value of the BCF, which was measured based upon the difference between the fair value of the ordinary shares at the commitment date of $5.55 and the effective conversion price of $3.60, multiplying the 500,000 convertible preferred shares.

Private Placement

From June 8 to June 10, 2021, the Company entered into the Subscription Agreements with the Purchasers. Pursuant to the Subscription Agreements, the Company agreed to sell and the Purchasers agreed to purchase an aggregate of 4,000,000 ordinary shares of the Company at a price of $4.50 per share. On June 11, 2021, the Company closed the Private Placement and received gross proceeds of $18 million, before deducting the placement agent’s fees of $900,000 and other related offering expenses of $60,000.

Note 21 – Shareholders’ equity (Continued)

Underwriter Warrants

In connection with the February 9, 2021 offering, the Company agreed to grant to the Underwriters Warrants (“UW Warrants”) covering a number of Ordinary Shares equal to 5% of the aggregate number of the Ordinary Shares sold in the offering (excluding the over-allotment shares). The warrants carried a term of five years and were exercisable at $4.80 per share. The UW Warrants were not exercisable for a period of 180 days after the effective date of the offering. On August 11, 2021, the warrants holders signed the Notice of Exercise of the UW Warrants for a cashless exercise, pursuant to which the Company issued an aggregate of 69,276 Ordinary Shares. As of September 30, 2021, no warrants were outstanding.

Statutory reserves and restricted net assets

The Company’s ability to pay dividends primarily depends on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

The Company’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The Company’s PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves together with paid in capital of the Company’s PRC subsidiaries are not distributable as cash dividends. As of September 30, 2021 and 2020, the balance of the required statutory reserves was $315,808 and $129,497, respectively.

Note 22 – Subsequent events

The Company is currently constructing a new facility in Lishui, China, to focus on the R&D, processing, marketing, and sale of activated carbon for water purification. On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd. to lease office and production space of approximately 27,152 square feet in Lishui with a lease term of six years from October 8, 2021 to October 7, 2026 and an annual rent of RMB454,042.8 (approximately $69,741), payable semi-annually. On November 10, 2021, Zhengjiang New Material entered into an equipment purchase agreement with Shanghai Tanzhen Co., Ltd to purchase equipment specialized for the production of water purification activated carbon with a total amount of RMB18.9 million (approximately $2.9 million).

On December 14, 2021, Hangzhou Forasen entered into a one-year loan agreement with Beijing Bank Hangzhou Branch to borrow RMB5 million (equivalent to $774,000 as of September 30, 2021) as working capital, with an interest rate equaling LPR set by the People’s Bank of China at the time of borrowing plus 95 base points (effective rate is 4.8%). The loan is guaranteed by two related parties, Ms. Yefang Zhang and her husband, and a third party, Hangzhou High-tech Financing Guarantee Co., Ltd., and collateralized by the patent rights of Hangzhou Forasen.

On January 18, 2022, Hangzhou Forasen entered into a one-year operation and management agreement with HuaiNan JiaHe New Materials Co., Ltd. (“JiaHe”) and JiaHe’s activated carbon subsidiary, NingGuo ZheWanZhenHua Activated Carbon Industry Co., Ltd. (“ZhenHua”), which focuses on the research and development, production, processing, and marketing of activated carbon specially used as pharmaceutical excipients and food additives. Pursuant to the agreement, the Company will be fully responsible for the operation, production, sales, and management of ZhenHua and receive a quarterly management fee from JiaHe, equaling 10% of the gross profit of ZhenHua.

Note 23 – Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Note 23 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

		As of
	As of September,	September 30,
	2021	2020
ASSETS
Non-current assets
Cash	$8,105	$—
Deferred offering costs	—	322,792
Investment in subsidiaries	65,012,468	23,646,021

Total assets	$65,020,573	$23,968,831

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to related party	$1,959,971	$626,121
Accrued expenses and other current liabilities	381,650	224,650
Total current liabilities	2,341,621	850,771

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 20,319,276 and 10,000,000 ordinary shares issued and outstanding at September 30, 2021 and 2020, respectively	52,980,825	14,005,621
Convertible preferred shares, no par value, an unlimited number of convertible preferred shares authorized, nil and 500,000 convertible preferred shares issued and outstanding at September 30, 2021 and 2020, respectively	—	1,800,000
Additional paid-in capital	8,865,199	7,890,199
Statutory reserves	315,808	129,497
Retained earnings	394,556	259,507
Accumulated other comprehensive income (loss)	122,564	(966,782)
Total shareholders’ equity	62,678,952	23,118,042

Total liabilities and shareholders’ equity	$65,020,573	$23,968,831

Note 23 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2021	2020	2019

GENERAL AND ADMINISTRATIVE EXPENSES	$(438,020)	$(247,979)	$(280,000)
EQUITY IN EARNINGS OF SUBSIDIARIES	1,734,380	2,592,749	1,947,812
NET INCOME	1,296,360	2,344,770	1,667,812
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	(975,000)	—	—
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$321,360	$2,344,770	$1,667,812

NET INCOME	$1,296,360	$2,344,770	$1,667,812
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,089,346	977,659	(712,400)
COMPREHENSIVE INCOME	$2,385,706	$3,322,429	$955,412

Note 23 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,296,360	$2,344,770	$1,667,812
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(1,734,380)	(2,592,749)	(1,947,812)
Accrued expenses and other current liabilities	—	247,979	130,000
Net cash used in operating activities	(438,020)	—	(150,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(38,075,908)	—	—
Net cash used in investing activities	(38,075,908)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Initial Public Offering	23,000,000	—	—
Direct costs disbursed from Initial Public Offering proceeds	(2,377,450)	—	—
Proceeds from private placement	18,000,000	—	—
Direct costs disbursed from private placement proceeds	(960,000)	—	—
Proceeds from related party loans	859,483	—	150,000
Net cash provided by financing activities	38,522,033	—	150,000

CHANGES IN CASH	8,105	—	—

CASH, beginning of year	—	—	—

CASH, end of year	$8,105	$—	$—
SUPPLEMENTAL NON-CASH ACTIVITIES:
Accrued deferred offering costs	$385,193	$34,650	$155,000
Payment of professional fees funded by related party loans	$—	$351,121	$—
Deferred offering costs funded by a related party through related party loans	$102,153	$8,142	$125,000
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	$975,000	$—	$—