Form 20-F
period 2022-09-30
CN ENERGY GROUP. INC.
filed 2023-01-27
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

PRC

(Address of principal executive offices)

Jinwu Huang, Chief Financial Officer

Telephone: + 86-571-87555823

Email: jinwuhuang@cneny.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, no par value per share	CNEY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 20,062,658 Class A ordinary shares and 3,020,969 Class B ordinary shares, no par value, as of September 30, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A ordinary shares” are to the Class A ordinary shares, no par value, of CN Energy (as defined below);
●	“Class B ordinary shares” are to the Class B ordinary shares, no par value, of CN Energy. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares will be entitled to 50 votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis;
●	“CN Energy,” “we,” “us,” “our,” “our Company,” and the “Company” are to CN ENERGY GROUP. INC. (also referred to as 中北能源集团有限公司 in Chinese), a company limited by shares organized under the laws of British Virgin Islands;
●	“CN Energy Development” are to CN Energy Industrial Development Co., Ltd. (also referred to as 中北能源产业发展有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy and Manzhouli CN Technology (as defined below);
●	“Energy Holdings” are to CN Energy’s wholly owned subsidiary, CLEAN ENERGY HOLDINGS LIMITED (also referred to as 清洁能源控股有限公司 in Chinese), a Hong Kong corporation;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Hangzhou Forasen” are to Hangzhou Forasen Technology Co., Ltd. (also referred to as 杭州富来森科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;
●	“Khingan Forasen” are to Greater Khingan Range Forasen Energy Technology Co., Ltd. (also referred to as 大兴安岭富来森能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;
●	“Manzhouli CN Energy” are to Manzhouli CN Energy Industrial Co., Ltd. (also referred to as 满洲里市中北能实业有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;
●	“Manzhouli CN Technology” are to Manzhouli CN Energy Technology Co., Ltd. (also referred to as 满洲里市中北能科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy (as defined below) and Manzhouli CN Energy;
●	“MZ HK” are to MZ Mining International Co., Ltd, a Hong Kong company acquired by the Company on November 11, 2022;
●	“MZ Pintai” are to MZ Pintai Mining (Zhejiang) Co., Ltd (also referred to as 美中品泰矿业（浙江）有限公司 in Chinese), a company incorporated under the laws of the PRC which is wholly owned by MZ HK;
●	“Ningbo Nadoutong” are to Ningbo Nadoutong Trading Co., Ltd. (also referred to as 宁波哪都通贸易有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;
●	“operating entities” are to CN Energy Development and its subsidiaries;
●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Tahe Biopower Plant” are to Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (also referred to as 大兴安岭富来森能源科技有限公司塔河生物发电厂 in Chinese), the branch office of Khingan Forasen;
●	“Yunnan Honghao” are to Yunnan Honghao Forestry Development Co., Ltd. (also referred to as 云南宏灏林业发展有限公司 in Chinese), a company incorporated in the PRC with limited liability, which is wholly owned by Yunnan Yuemu (as defined below);
●	“Yunnan Yuemu” are to Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (also referred to as 云南岳沐农林科技有限公司 in Chinese), a company incorporated in the PRC and wholly owned by MZ Pintai;
●	“Zhejiang CN Energy” are to Zhejiang CN Energy Technology Development Co., Ltd. (also referred to as 浙江中北能源科技开发有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;
●	“Zhejiang New Material” are to Zhejiang CN Energy New Material Co., Ltd. (also referred to as 浙江中北能新材料有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;
●	“Zhejiang Yongfeng New Material” are to Zhejiang Yongfeng New Material Technology Co., Ltd. (also refers to as 浙江咏丰新材料科技有限公司 in Chinese), a company with limited liability organized under the PRC, which is wholly owned by Hangzhou Forasen;
●	“Zhongxing Energy” are to Manzhouli Zhongxing Energy Technology Co., Ltd. (also referred to as 满洲里市众兴能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development; and
●	“Zhoushan Xinyue” are to Zhoushan Xinyue Trading Co., Ltd. (also referred to as 舟山信跃贸易有限公司in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Hangzhou Forasen.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2022	2021	2020
At the end of the year – RMB	RMB7.1135 to $1.00	RMB6.4599 to $1.00	RMB6.8027 to $1.00
Average rate for the year - RMB	RMB6.5728 to $1.00	RMB6.5104 to $1.00	RMB7.0077 to $1.00

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. As a holding company with no material operations of our own, our operations are conducted in China through the operating entities. Our ordinary shares are shares of CN Energy, the offshore holding company in the British Virgin Islands, instead of shares of our operating companies in China. Therefore, our shareholders will not directly hold any equity interests in our operating companies.

Wholly owned subsidiaries of CN Energy Development include Khingan Forasen, Hangzhou Forasen, Zhongxing Energy, and Zhejiang New Material, Ningbo Nadoutong Trading Co., Ltd., Zhoushan Xinyue, and Zhejiang Yongfeng New Material, all of which were established as companies with limited liabilities pursuant to PRC laws. Khingan Forasen produces activated carbon and biomass electricity through its branch office, Tahe Biopower Plant, which houses the operating entities’ current manufacturing facility; Hangzhou Forasen is engaged in the marketing of activated carbon products; Zhongxing Energy is expected to hold the operating entities’ second biopower plant and produce activated carbon and heat in the future; Zhejiang New Material is expected to be engaged in the manufacturing and marketing of activated carbon products used for water treatment and purification in 2023; Ningbo Nadoutong is engaged in the marketing of activated carbon products; Zhoushan Xinyue is engaged in the marketing of activated carbon products; and Zhejiang Yongfeng New Material is expected to be engaged in the marketing of activated carbon products.

Wholly owned subsidiaries of MZ HK include MZ Pintai, Yunnan Yuemu and Yunnan Honghao, all of which were incorporated as companies with limited liabilities in pursuant to PRC laws. MZ HK is a holding company with no business operation; MZ Pintai is engaged in sales of minerals, stone, metal materials, construction materials, wood, chemical materials and products, rubber products, and paper products; Yunnan Yuemu is engaged in management and conversion of forest and natural ecosystem; and Yunnan Honghao is engaged in forest acquisition, rights transfer, and nurturing, and timber harvesting and processing.

The following diagram illustrates our corporate structure as of the date of this annual report.

Global Clean Energy Limited(1)
Lishui Yilian Enterprise Management Consulting Co., Ltd.
Jinwu Huang
Other Minority Shareholders(2)
Public Shareholders
79.31%
1.45%
*
5.03%
14.19%
CN ENERGY GROUP. INC. "CN Energy" BVI, 2018
100%
CN ENERGY USA INC. "CN Energy USA" Delaware, 2022
Outside the PRC
Inside the PRC
100%
CLEAN ENERGY HOLDINGS LIMITED "Energy Holdings" Hong Kong, 2013
100%
MZ Mining International Co., Ltd "MZ HK" Hong Kong, 2018
100%
MZ Pintai Mining (Zhejiang) Co., Ltd. "MZ Pintai" Meizhou, 2019
100%
Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd. "Yunnan Yuemu" Yunnan, 2022
100%
Yunnan Honghao Forestry Development Co., LTD. "Yunnan Honghao" Yunnan, 2013
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
100%
Manzhouli Zhongxing Energy Technology Co., Ltd. "Zhongxing Energy" Manzhouli, 2018
100%
Zhejiang CN Energy New Material Co., Ltd. "Zhejiang New Material" Lishui, 2021
100%
Ningbo Nadoutong Trading Co., Ltd. Ningbo, 2022
100%
Zhoushan Xinyue Trading Co., Ltd. Zhoushan, 2022
100%
Zhejiang Yongfeng New Material Technology Co., Ltd. Hangzhou, 2022

* Indicates less than 1%

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B ordinary shares will be entitled to 50 votes per one Class B ordinary share and each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share.

(1)	Represents 3,020,969 Class B ordinary shares held by Yefang Zhang, the 100% owner of Global Clean Energy Limited, as of the date of this annual report.
(2)	Represents an aggregate of 9,578,320 Class A ordinary shares held by 10 shareholders, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

Risks Associated with Our Corporate Structure

Our holding company structure involves certain risks in terms of dividend distribution, direct investment in PRC entities, and obtaining benefits under relevant tax treaty. See “—D. Risk Factors—Risks Related to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “—D. Risk Factors—Risks Related to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties,” and “—D. Risk Factors—Risks Related to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations Relating to Foreign Exchange.”

Risks Associated with Doing Business in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder their ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.” According to our PRC counsel, Yingke Wuxi Law Firm, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) for our overseas listing. As of the date of this annual report, we and our subsidiaries have not received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S.

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the Public Company Accounting Oversight Board (United States), or the “PCAOB,” is unable to inspect our auditor for two consecutive years instead of three beginning in 2021, as amended. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. In the event that future regulators in China take steps to restrict the audit firm's access to working papers in mainland China or Hong Kong, or if the PCAOB is unable to fully inspect our audit working papers, or if the PCAOB expands the scope of its determination so that we are subject to the HFCA Act, it could restrict or limit our access to the U.S. capital markets, trading of our securities on a national securities exchange or in the over-the-counter trading market in the U.S. may be prohibited under the HFCA Act and Nasdaq may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at any future time. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

Permissions Required from PRC Authorities

The operating entities are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Yingke Wuxi Law Firm, other than those requisite for a domestic company in China to engage in the businesses similar to those of the operating entities, the operating entities are not required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operating entities’ operations. However, if the operating entities do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that the operating entities are required to obtain approval in the future, the operating entities may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the operating entities’ relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operating entities’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As of the date of this annual report, we and the operating entities have received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our securities to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our securities from the PRC authorities, including the CSRC or the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any denial for our subsidiaries’ operations with respect to the offerings of our securities. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.”

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

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

Our finance department is supervising cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submits it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

Dividends or Distributions and Tax Consequences

As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to CN Energy and CN Energy has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Pursuant to the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”), and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, Energy Holdings and MZ HK, and our U.S. subsidiary, CN Energy USA Inc.

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

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC (excluding the special administrative regions of Hong Kong and Macau). Under the applicable PRC regulations, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest, and dividends. Conversion of RMB into a foreign currency such as U.S. dollars for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the State Administration of Foreign Exchange or its local branch. Such approval, however, does not guarantee the availability of foreign currency conversion. Furthermore, the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The RMB may not be stable against the U.S. dollar or other foreign currency. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Energy Holdings or MZ HK may be considered a non-resident enterprise for PRC tax purposes. Any dividends that our PRC subsidiaries pay to Energy Holdings may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from (i) CN Energy Development’s subsidiaries to CN Energy Development and from CN Energy Development to Zhejiang CN Energy and indirectly to Manzhouli CN Energy, and the distribution of such payments to Energy Holdings and then to our Company and (ii) MZ Pintai’s subsidiaries to MZ Pintai, and the distribution of such payments to MZ HK and then to our Company. According to the EIT Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if CN Energy Development or MZ Pintai or their subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding company, Energy Holdings and MZ HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Energy Holdings intends to apply for the tax resident certificate if and when Zhejiang CN Energy and Manzhouli CN Energy plan to declare and pay dividends to Energy Holdings and MZ HK intends to apply for the tax resident certificate if and when MZ Pintai plans to declare and pay dividends to MZ HK. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiaries may not qualify to enjoy certain treaty benefits.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

The operating entities’ financial results could be materially and adversely affected by an interruption of supply of raw materials.

The operating entities are dependent on a variety of raw materials (including forestry residues, little fuelwood, and wood wastes) that support their manufacturing activities. The operating entities’ ability to meet their customers’ needs depends heavily on an uninterrupted supply of these materials. Although the operating entities source strategic raw materials from multiple suppliers whenever possible and have instituted back-up procedures or contracted with a secondary supplier for any raw material that is sourced primarily from one location or supplier, production problems, lack of capacity, breach of contractual obligations by their third-party suppliers, changes in third-party suppliers’ financial or business condition, or planned and unplanned shutdowns of their production facilities that affect their ability to supply the operating entities with raw materials that meet the operating entities’ specifications, or at all, could disrupt the operating entities’ ability to supply products to their customers. In addition, interruptions in raw material supply caused by events outside their suppliers’ control, such as wildfires, labor disputes, or transportation disruptions, could also disrupt the operating entities’ ability to meet customer demand. These supply disruptions could cause the operating entities to miss deliveries and breach their contracts, which could damage their relationships with their customers and subject the operating entities to claims for damages under their contracts. If any of these events were to occur for more than a temporary period, the operating entities may not be able to make arrangements for transition supply and qualified replacement suppliers on terms acceptable to the operating entities  or at all, which could have a material adverse effect on their business and financial results.

Increases in the prices of raw materials could materially and adversely affect the operating entities’ financial results.

If the prices the operating entities have to pay for raw materials under their existing supply contracts or under replacement supply contracts increase, they could face significantly higher production costs. Although the operating entities’ long-term supply contracts typically provide for a specific price, increases in raw material prices could adversely affect their ability to renew these contracts on similar terms or at all. Similarly, increases in raw material prices could adversely affect their ability to enter into shorter-term supply agreements at favorable prices. The operating entities may not be able to pass the whole price increase through to their customers, which could have a material adverse effect on their financial results.

A majority of the operating entities’ activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the operating entities would likely incur substantial losses of revenue.

For the fiscal year ended September 30, 2022, one major customer accounted for approximately 58% of the operating entities’ total sales. For the fiscal year ended September 30, 2021, three major customers accounted for approximately 44%, 33%, and 11% of the operating entities’ total sales, respectively. For the fiscal year ended September 30, 2020, three major customers accounted for approximately 36%, 26%, and 20% of the operating entities’ total sales, respectively. The operating entities’ major customers may change as they adjust marketing strategies, and any material business disruption affecting the operating entities’ major customers or any decrease in sales to their major customers may negatively impact their operations and cash flows if they fail to increase sales to other customers.

The operating entities have sourced their raw materials primarily from a limited number of suppliers. If they lose one or more of their suppliers, their operations may be disrupted, and their results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2022, the operating entities sourced 35% and 14% of their raw materials from their top two suppliers, respectively. For the fiscal year ended September 30, 2021, the operating entities sourced 26%, 25%, and 16% of their raw materials and activated carbon from their top three suppliers, respectively. For the fiscal year ended September 30, 2020, the operating entities sourced 29%, 17%, and 10% of their raw materials and activated carbon from their top three suppliers, respectively. If they lose one or more of these suppliers and are unable to swiftly engage new suppliers, the operating entities’ production operations may be disrupted or even suspended, and they may not be able to deliver products to their customers on time. The operating entities may also have to pay a higher price to source from a different supplier on short notice. While the operating entities are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers in their desired timeline. As a result, the operating entities’ results of operations may be adversely and materially impacted.

A disruption or delay in production at the operating entities’ existing production facilities could have a material adverse effect on their financial results.

If the operating entities’ production facilities were to cease production unexpectedly in whole or in part, their sales and financial results could be materially and adversely affected. Such a disruption could be caused by a number of different events, including:

●	maintenance outages;
●	prolonged power failures;
●	equipment failures or malfunctions;
●	fires, floods, tornadoes, earthquakes, or other catastrophes;
●	potential unrest or terrorist activities;
●	labor difficulties; or
●	other construction, design, or operational problems, including those related to the granting, or the timetable for granting, of permits.

If any of these or other events were to result in a material disruption of the operating entities’ current manufacturing operations, production of their products may be delayed and their ability to meet the production capacity targets and satisfy customer requirements may be materially adversely affected or the operating entities may be required to recognize impairment charges, any of which could have a material adverse effect on their financial results. In addition, a prolonged shutdown of any of the operating entities’ production facilities could cause them to miss deliveries and breach their contracts, which could damage their relationships with their customers and subject them to claims for damages under their contracts. Any of these events could have a material adverse effect on the operating entities’ business and financial results.

The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.

The operating entities have outsourced some of their customer orders to third-party manufacturers to keep up with the demand for the operating entities’ activated carbon products. The operating entities face the risk that these third-party manufacturers may not produce and deliver activated carbon products on a timely basis, or at all. The operating entities may also experience difficulties with their third-party manufacturers since they do not have the same manufacturing processes or quality control as the operating entities do. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, failures to meet production deadlines, failure to achieve the operating entities’ product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of the operating entities’ third-party manufacturers to effectively satisfy their production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, a terrorist attack, natural disasters, or other events. Although the operating entities carefully select third–party manufacturers, the failure of any manufacturer to perform to the operating entities’ expectations could result in supply shortages or delays for the operating entities’ activated carbon products and harm their business. If the operating entities experience significantly increased demand, or if they need to replace an existing manufacturer due to lack of performance, the operating entities may be unable to supplement or replace their manufacturing capacity on a timely basis, or identify manufacturers with the same or similar quality controls in place as the existing manufacturers do, or on terms that are acceptable to the operating entities, which may increase their costs, reduce their margins, and harm their ability to deliver activated carbon products on time.

The operating entities may incur delays and budget overruns with respect to a facility under construction. Any such delays or cost overruns may have a material adverse effect on the operating entities’ operating results.

The operating entities are currently constructing a new facility in Manzhouli City. Such construction projects entail significant risks that can give rise to delays or cost overruns, including the following:

●	the COVID-19 pandemic;
●	insufficient capital to complete construction;
●	shortage of material or skilled labor;
●	unforeseen engineering, environmental, or geological problems;
●	work stoppages;
●	weather interference;
●	floods, typhoons, and other natural disasters;
●	delays or failures in obtaining the requisite construction licenses, permits, and certificates;
●	unanticipated cost increases; and
●	legal or political challenges.

The anticipated costs and construction periods are based upon budgets, conceptual design documents, and construction estimates prepared by the operating entities in consultation with their architects and contractors. Construction, equipment, staffing requirements, and problems or difficulties in obtaining and maintaining any of the requisite licenses, permits, allocations, or authorizations from regulatory authorities can increase the costs or delay the construction or commencement of production or otherwise affect the planned design and features of the facility. We cannot be sure that the operating entities will not exceed the budgeted costs of the facility or that the facility will commence production within the contemplated time frame, if at all. Budget overruns and delays with respect to the construction could have a material adverse impact on the operating entities’ results of operations.

The operating entities’ financial condition, results of operations, and cash flows have been adversely affected by the COVID-19 pandemic.

Since early 2020, the COVID-19 pandemic has significantly impacted the business operations of the operating entities. In response to the COVID-19 pandemic, the Chinese government implemented the shelter-in-place orders and travel restrictions. As a result, the employees of Tahe Biopower Plant and Hangzhou Forasen could not return to work on time after the Chinese New Year of 2020 and the transportation of raw materials and activated carbon was delayed or even stopped in January and February 2020, which adversely impacted the operating entities’ production and sales during that period, as well as the construction of their new facility in Manzhouli City. In addition, the operating entities suspended the construction of their new facility in Manzhouli City due to the impact of COVID-19 and bad weather. During fiscal year 2021, the operating entities’ production, sales, and construction of the new facility in Manzhouli City were disrupted several times by government regulations in response to the COVID-19 pandemic. In 2022, the repeated COVID-19 outbreaks in China have continued to impact the operating entities’ production, sales, and construction activities. Due to regulations of the Chinese government in response to the COVID-19 pandemic, the operating entities had to halt the transportation of raw materials several times, which led to higher costs of raw materials and transportation. The construction of the new facility in Manzhouli City was also disrupted several times.

The COVID-19 pandemic may continue to adversely impact the operating entities’ business operations and operating results, including decreasing their revenue, slowing the collection of accounts receivables, generating additional allowance for doubtful accounts, disrupting their supply chain, and increasing the costs of raw materials. Because of the significant uncertainties surrounding the COVID-19 pandemic, the operating entities cannot reasonably estimate the extent of its impact on their business operations and financial condition at this time.

Uncertainties as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for the operating entities’ products.

The operating entities’ strategic growth initiatives rely significantly upon the enactment of restrictive environmental and health and safety laws and regulations, particularly those that would require industrial facilities to reduce the quantity of air and water pollutants they release. If stricter regulations are delayed, are not enacted as proposed, are enacted but subsequently repealed or amended to be less strict, or are enacted with prolonged phase-in periods, demand for the operating entities’ products could be materially and adversely affected and they may not be able to meet sales growth and return on invested capital targets, which could materially and adversely affect the operating entities’ financial results.

For example, a significant market driver for the operating entities’ activated carbon products and biomass electricity is the Notice on Issuing the Work Plan for Greenhouse Gas Emission Control During the 14th Five-Year Plan Period (the “Work Plan”) of the State Council of the PRC (the “State Council”), which supports the development of clean energy, including biomass electricity, and restricts the emission of industrial pollutants. Although the Work Plan would potentially promote the use of activated carbon products, we are unable to predict with certainty when and how the Work Plan will affect demand for the operating entities’ products. Changes to, or delays in implementing, the Work Plan could reduce or delay an expected increase in future demand for the operating entities’ products, which could have a material adverse effect on the operating entities’ business and financial results.

On the other hand, increased costs to utilities and other potential customers in complying with environmental regulations could limit production and reduce or delay an expected increase in demand for the operating entities’ products, which could also have a material adverse effect on the operating entities’ business and financial results.

Disclosure of the operating entities’ trade secrets and other proprietary information, or a failure to adequately protect these or the operating entities’ other intellectual property rights, could result in increased competition and have a material adverse effect on the operating entities’ business and financial results.

The operating entities’ ability to compete effectively depends in part on their ability to obtain, maintain, and protect their trade secrets, proprietary information, and other intellectual property rights. The operating entities rely on a combination of trade secret, patent, trademark, and copyright laws, as well as contractual restrictions and physical security measures, to protect the operating entities’ proprietary information and other intellectual property rights.

Where we believe patent protection is not appropriate or obtainable, the operating entities rely on trade secret laws and practices to protect their proprietary technology and processes, including physical security, limited dissemination and access, and confidentiality agreements with their employees, customers, consultants, business partners, potential licensees and others, to protect their trade secrets and other proprietary information. However, trade secrets are difficult to protect, and courts outside the PRC may be less willing to protect their trade secrets. There can be no assurance that the operating entities’ protective measures will effectively prevent disclosure or unauthorized use of proprietary information or provide an adequate remedy in the event of misappropriation, infringement, or other violations of the operating entities’ proprietary information and other intellectual property rights.

Existing laws afford only limited protection for the operating entities’ intellectual property rights. Despite the operating entities’ efforts, they may not be able to protect some of their technology, or the protection that they receive may not be sufficient. The operating entities face additional risks that their protective measures, including their patents and trademarks, could prove to be inadequate, including:

●	the steps the operating entities take to prevent circumvention, misappropriation, or infringement of the operating entities’ proprietary rights may not be successful;
●	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable, or not provide adequate recourse against the disclosing party;
●	intellectual property laws may not sufficiently support the operating entities’ proprietary rights or may change in the future in a manner adverse to them;
●	patent or trademark rights may not be granted or construed as they expect, or may be challenged, narrowed, or invalidated;
●	intellectual property protection, including patents, may lapse or expire which may result in key technology becoming widely available which may hurt the operating entities’ competitive position;
●	effective protection of intellectual property rights may be unavailable or limited in some countries in which they operate or plan to do business;
●	third parties may independently develop or obtain comparable information and technology, and in some jurisdictions, obtain intellectual property protection for such technology; and
●	third parties may commercialize the operating entities’ products in countries in which they do not have adequate intellectual property protection.

From time to time, the operating entities may seek to enforce their intellectual property and proprietary rights against third parties. Policing unauthorized use of intellectual property can be difficult and expensive. The operating entities may not be successful in their attempts to enforce their intellectual property rights against third parties. Any such litigation may result in substantial diversion of financial and management resources and, if decided unfavorably to us, could have a material adverse effect on the operating entities’ business and financial results.

Third parties may claim that the operating entities’ products or processes infringe their intellectual property rights, which may cause them to pay unexpected litigation costs or damages or prevent them from selling their products.

It is the operating entities’ intention to avoid infringing, misappropriating, or otherwise violating the intellectual property rights of others. We cannot, however, be certain that the conduct of the operating entities’ business or their products or processes do not infringe or otherwise violate these rights. From time to time, the operating entities may become subject to legal proceedings, including allegations and claims of alleged infringement or misappropriation by them of the patents and other intellectual property rights of third parties. As the operating entities’ business expands and faces increasing competition, the number of such claims may grow. In addition, attempts to enforce the operating entities’ own intellectual property claims may subject them to counterclaims that their intellectual property rights are invalid, unenforceable, or are licensed to the party against whom they are asserting the claim or that they are infringing that party’s alleged intellectual property rights.

Legal proceedings involving intellectual property rights, regardless of merit, are highly uncertain and can involve complex legal and scientific analyses, can be time consuming, expensive to litigate or settle, and can significantly divert resources. The operating entities’ failure to prevail in such matters could result in loss of intellectual property rights or judgments awarding substantial damages and injunctive or other equitable relief against us. If the operating entities were to be held liable or discover or be notified that their products or processes potentially infringe or otherwise violate the intellectual property rights of others, they may face a loss of reputation, may not be able to exploit some or all of the operating entities’ intellectual property rights or technology, and may need to obtain licenses from third parties or substantially re-engineer the operating entities’ products or processes in order to avoid infringement. The operating entities might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer the operating entities’ products or processes successfully or cost effectively and these efforts may cause them to delay or stop selling and marketing their products or processes.

Any of the foregoing may require considerable effort and expense, result in substantial increases in operating costs, delay or inhibit sales, and may preclude them from effectively competing in the marketplace, which in turn could have a material adverse effect on the operating entities’ business and financial results.

Compliance with environmental and other laws and regulations could result in significant costs and liabilities.

The operation and expansion of the operating entities’ manufacturing facilities are subject to strict environmental laws and regulations at the state, provincial, and local level in various jurisdictions, and, over the next several years, we expect that the operating entities and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require the operating entities to obtain and comply with various environmental registrations, licenses, permits, inspections, and other approvals. As required by the current laws and regulations, Khingan Forasen obtained the License of Pollutant Discharges on February 27, 2020 with a term of three years. Under certain environmental, health, and safety laws, the operating entities could be held responsible for any and all liabilities and consequences arising out of past or future releases of hazardous materials, human exposure to these substances, and other environmental damage, in some cases, without regard to fault. The discovery of contamination at any of the operating entities’ current site or at locations at which they dispose of waste may expose them to clean-up expenditures and other damages imposed by government agencies. In addition, private parties may have the right to pursue legal action to enforce compliance as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage. Currently, the operating entities do not carry insurance that covers environmental risks and costs. Although the operating entities intend to procure environmental insurance in the future, such insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

The operating entities’ operations emit carbon dioxide and other greenhouse gases. Currently there are no industrial standards in the PRC specifying the emission of pollutants for activated carbon production. The operating entities are subject to the PRC environmental laws and regulations on air pollution prevention in general. A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and the Draft Emission Standards of Activated Carbon Industrial Pollutants, are in various phases of implementation or discussion. The systems and measures could result in increased costs for them to install new controls to reduce hazardous air emissions from the operating entities’ facilities, to purchase air emissions credits or allowances, or to monitor and inventory greenhouse gas emissions from the operating entities’ operations.

Even though the operating entities devote considerable efforts to comply with environmental laws, regulations, and permits, there can be no assurance that the operating entities’ operations will at all times be in compliance with them. The enactment of new environmental laws and regulations, the more stringent interpretation or enforcement of existing requirements, or the imposition of liabilities under environmental laws could force them to incur costs for compliance, capital upgrades, or liabilities relating to damage claims or limit the operating entities’ current or planned operations, any of which could have a material adverse effect on the operating entities’ business and financial results.

The operating entities’ operations are subject to various litigation risks that could increase the operating entities’ expenses and have a material adverse effect on their business and financial results.

The nature of the operating entities’ operations exposes them to possible litigation claims, including environmental damage and remediation, intellectual property, workers’ compensation and other employee-related matters, insurance coverage, and property rights and easements. Any claim could be adversely decided against us, which could have a material adverse effect on the operating entities’ business and financial results. Similarly, the costs associated with defending claims could dramatically increase the operating entities’ expenses as litigation is often very expensive, divert management’s attention, and impact their profitability. If the operating entities become involved in any litigation, they may be forced to direct their resources to defending or prosecuting the claim, which in turn could have a material adverse effect on the operating entities’ business and financial results.

The operating entities may not be able to keep up with competitive changes affecting the activated carbon industry.

The activated carbon industry is characterized by evolving industry and end-market standards, changing regulation, frequent enhancements to existing products and technologies, introduction of new products and changing customer demand, all of which can result in unpredictable product transitions, shortened lifecycles and increased importance of being first to market with new products. The success of the operating entities’ new products depends on their initial and continued acceptance by their customers. If the operating entities are not able to anticipate changes or develop and introduce new and enhanced products that are accepted by the operating entities’ customers on a timely basis and compete with new technologies, their ability to remain competitive may be adversely affected. In addition, the operating entities may experience difficulties in the research, development, production, or marketing of new products, which may delay them in bringing new products to market and prevent them from recouping or realizing a return on the operating entities’ investments. Any of the foregoing could have a material adverse effect on the operating entities’ business and financial results.

The activated carbon industry is highly competitive, and if the operating entities are unable to compete effectively with existing competitors, or with new entrants, the operating entities’ business and financial results could be materially and adversely affected.

The operating entities compete in the PRC market with producers and importers of activated carbon. The operating entities’ business faces significant competition from other PRC producers of activated carbon, some of which may from time to time have revenue and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share, or leverage their distribution networks. In addition, new competitors and alliances may emerge to take market share away from us. The operating entities’ competitive position in the market in which they operate depends upon the relative strength of these competitors in the market and the relative resources they devote to competing in the market. The operating entities could experience reduced sales and loss of market share, which could lead to lower prices and decreased revenue, gross margins, and profits, any of which could have a material and adverse effect on the operating entities’ results of operations.

Development of competitive technologies could materially and adversely affect the operating entities’ business and financial results.

Activated carbon is utilized in various applications as a cost-effective solution to address the operating entities’ customers’ needs. If other competitive technologies or alternative processes or combinations of technologies or processes, such as alternate sorbents, resins, certain types of membranes, ozone, and ultraviolet, are advanced to the stage at which they could compete on a cost-effective basis with activated carbon technologies, they could experience a decline in demand for the operating entities’ products, which could have a material adverse effect on the operating entities’ business and financial results.

Competitive technologies and new regulations may also affect the operating entities’ customers, and therefore us. For example, a shift away from coal-burning technology due to environmental trends and regulations or new technologies could diminish future demand for the operating entities’ activated carbon products, which could have a material adverse effect on the operating entities’ business and financial results.

If the operating entities fail to hire, train, and retain qualified managerial and other employees, the operating entities’ business and results of operations could be materially and adversely affected.

The operating entities place substantial reliance on the activated carbon and biomass electricity market experience and knowledge of their senior management team as well as their relationships with other industry participants. The operating entities do not carry, and do not intend to procure, key person insurance on any of their senior management team. The loss of the services of one or more members of their senior management team due to their departure, or otherwise, could hinder the operating entities’ ability to effectively manage their business and implement their growth strategies. Finding suitable replacements for the operating entities’ current senior management could be difficult, and competition for such personnel of similar experience is intense. If the operating entities fail to retain their senior management, the operating entities’ business and results of operations could be materially and adversely affected.

The market for engineers and other individuals with the required technical expertise to succeed in the operating entities’ business is highly competitive. There may be a limited supply of qualified individuals in some of the cities in China where the operating entities have operations and other cities into which they intend to expand. The operating entities must hire and train qualified managerial and other employees on a timely basis to keep pace with the operating entities’ rapid growth while maintaining consistent quality of services across the operating entities’ operations in various geographic locations. The operating entities must also provide continuous training to their managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of the operating entities’ operations and can meet the operating entities’ demand for high-quality products. If they fail to do so, the quality of their products may decrease in one or more of the markets where they operate, which in turn, may cause a negative perception of the operating entities’ brand and adversely affect the operating entities’ business.

The lease agreements of the operating entities’ leased properties have not been registered with the relevant PRC government authorities as required by PRC laws, which may expose them to potential fines.

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

The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, the operating entities have not registered the lease agreements for their headquarters or the leased properties of Tahe Biopower Plant with the relevant PRC government authorities. In the event that any fine is imposed on the operating entities for their failure to register their lease agreements, the operating entities may not be able to recover such losses from the lessors. However, as the fines, if any, will be minor, the operating entities’ business and financial results will not be materially affected.

The operating entities depend on third parties for certain construction, maintenance, engineering, transportation, warehousing, and logistics services.

The operating entities contract with third parties, typically for a period of six to 18 months, for certain services relating to the design, construction, and maintenance of various components of the operating entities’ production facilities and other systems. If these third parties fail to comply with their obligations, the operating entities may experience delay in the completion of new facilities or expansions of existing facilities or the facilities may not operate as intended, which may result in delays in the production of the operating entities’ products and materially and adversely affect the operating entities’ ability to meet their production capacity targets and satisfy customer requirements or they may be required to recognize impairment charges. In addition, production delays could cause the operating entities to miss deliveries and breach the operating entities’ contracts, which could damage their relationships with their customers and subject them to claims for damages under their contracts. Any of these events could have a material adverse effect on the operating entities’ business and financial results.

The operating entities also rely primarily on third parties for the transportation of the products they manufacture. The operating entities’ contracts with these third parties are usually for one to two years. If any of the third parties that the operating entities use to transport products are unable to deliver the goods they manufacture in a timely manner, they may be unable to sell these products at full value, or at all, which could cause them to miss deliveries and breach their contracts, which could damage their relationships with their customers and subject them to claims for damages under the contracts. Any of these events could have a material adverse effect on the operating entities’ business and financial results.

Future acquisitions may have an adverse effect on the operating entities’ ability to manage their business.

The operating entities may acquire businesses, technologies, services, or products which are complementary to their core activated carbon and biomass electricity businesses. Future acquisitions may expose them to potential risks, including risks associated with: the integration of new operations, services, and personnel; unforeseen or hidden liabilities; the diversion of resources from their existing business and technology; their potential inability to generate sufficient revenue to offset new costs; the expenses of acquisitions; or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on the operating entities’ ability to manage their business, revenue, and net income. The operating entities may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on the operating entities’ assets, that would restrict their operations. The sale of additional equity securities could result in additional dilution to the operating entities’ shareholders.

Risks Relating to Doing Business in the PRC

A severe or prolonged slowdown in the Chinese economy could materially and adversely affect the operating entities’ business and financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There are also concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese economy would likely materially and adversely affect the operating entities’ business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect the operating entities’ ability to access capital markets to meet liquidity needs.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon the operating entities’ ability to operate profitably in the PRC.

The operating entities currently conduct all of their operations and all of their revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect the operating entities’ business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. The operating entities’ ability to operate profitably in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the PRC government, which changes may be quick with little advance notice.

Given the Chinese government’s significant oversight and discretion over the conduct of the operating entities’ business, the Chinese government may intervene or influence the operating entities’ operations at any time, which could result in a material change in their operations and/or the value of our ordinary shares.

The Chinese government has significant oversight and discretion over the conduct of the operating entities’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in their operations and/or the value of our ordinary shares.

The Chinese government has recently published new policies that significantly affected certain industries, such as the education and Internet industries, and the operating entities cannot rule out the possibility that it will in the future release regulations or policies regarding the operating entities’ industry that could adversely affect their business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas, such as environmental protection or corporate social responsibilities, the operating entities may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the operating entities’ business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to our Company and subsidiaries as a whole and our investors.

Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The operating entities’ ability to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, the operating entities may be subject to various government and regulatory interference in the provinces in which they operate. The operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

Accordingly, government actions in the future, including any decision to intervene or influence the operating entities’ operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause the operating entities to make material changes to their operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.

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

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying any of the operating entities as a CIIO or requiring any of the operating entities to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operating entities’ operations and our listing will not be affected and that the operating entities are not subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly manufactures and sells wood-based activated carbon and produces biomass electricity, our operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) the operating entities’ customers are enterprises in Anhui Province, Fujian Province, Zhejiang Province, Shanghai, and Heilongjiang Province in China and the operating entities do not have individual customers; as a result, the operating entities possess personal data of fewer than one million individual clients in the operating entities’ business operations as of the date of this annual report and do not anticipate that the operating entities will be collecting over one million users’ personal information in the near future, which the operating entities understand might otherwise subject the operating entities to the Cybersecurity Review Measures; and (iii) since the operating entities are in the activated carbon and biomass energy industries, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, the operating entities will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on them. We cannot guarantee, however, that the operating entities will not be subject to cybersecurity review and network data security review in the future. During such reviews, the operating entities may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of the operating entities’ managerial and financial resources, which could materially and adversely affect the operating entities’ business, financial conditions, and results of operations and our offerings.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject the operating entities to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that the operating entities will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

The tariffs by the U.S. government and the trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government, in the future, subjects the products that the operating entities produce to tariffs, the operating entities’ business operations and revenue may be negatively impacted.

The U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. Based on our analysis of the list of products affected by the tariffs, we expect that the tariffs will not have a material direct impact on the operating entities’ business operations, as currently, the operating entities are based in the PRC, and deliver products to customers exclusively located within the PRC market. In December 2019, China announced that it suspended tariffs on certain products, and the U.S. and China signed a “Phase 1” agreement in January 2020 that cut some U.S. tariffs on Chinese goods in exchange for Chinese pledges to purchase more of American farm, energy, and manufactured goods and address some U.S. complaints about intellectual property practices. Due to various political developments, including a new administration in the U.S. government, however, it remains unclear whether any “Phase 2” agreement will be negotiated and how much economic relief from the trade war it will offer. The imposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the tariffs. As such, there is the potential for a decrease in the spending powers of activated carbon and biomass energy customers, which in turn, may lead to a contraction of the PRC activated carbon and biomass energy market. As such, the operating entities may have access to fewer business opportunities and the operating entities’ operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on the operating entities’ business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Increases in labor costs in the PRC may adversely affect the operating entities’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the operating entities’ employees has also increased in recent years. We expect that the operating entities’ labor costs, including wages and employee benefits, will continue to increase. Unless the operating entities are able to pass on these increased labor costs to their customers by increasing prices for their products, the operating entities’ profitability and results of operations may be materially and adversely affected.

In addition, pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the operating entities decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit the operating entities’ ability to effect those changes in a desirable or cost-effective manner, which could adversely affect the operating entities’ business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the operating entities’ employment practice does not and will not violate labor-related laws and regulations in China, which may subject them to labor disputes or government investigations. If the operating entities are deemed to have violated relevant labor laws and regulations, the operating entities could be required to provide additional compensation to their employees and the operating entities’ business, financial condition and results of operations could be materially and adversely affected.

The operating entities are not in compliance with the PRC’s regulations relating to employee benefit plans, and as a result, they may be subject to penalties if they are not able to remediate the non-compliance.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds, and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC subsidiaries have not paid adequate social insurance and housing provident fund payments for all their employees. The relevant PRC authorities may order the operating entities to make up the contributions to these plans. In addition, failure to make adequate social insurance payments may subject them to 0.05% late fees per day starting from the date of underpayment, and fines equal to one to three times the underpaid amount if the operating entities cannot make up the payments within the prescribed time. For failure to open the housing provident fund accounts for all the operating entities’ employees within the prescribed time, they may be ordered to open the accounts within the prescribed time, and if they cannot do so, they may be fined RMB10,000 to RMB50,000. For failure to make the adequate housing provident fund contributions, the operating entities may be ordered by the competent authorities to make such contributions within the prescribed time and any delay in doing so may subject them to a court order to make up the contributions. If the operating entities are subject to late fees or fines in relation to underpaid employee benefits, their financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the operating entities for their failure to make adequate contributions to the employee benefit plans for all their employees as required is remote, because they have not received any order from the relevant local authorities requiring the operating entities to make up the payments for employee benefit plans, and the relevant local authorities confirmed in writing that no records of violation were found on the operating entities for social insurance plan.

Because we are a British Virgin Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. All of our assets are located outside of the United States. In addition, three out of our six directors and officers, namely Jinwu Huang, Wenhua Liu, and Wenbiao Zhang, reside in the PRC; the other directors, namely, Kangbin Zheng, Phillip Connelly, and Jian Chen, reside in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

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

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. Although the PCAOB announced on December 15, 2022 that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022, the risk that the PCAOB may be unable to conduct inspections of auditors in China in the future makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as they relate to the audit of our financial statements. To the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our Company is inaccessible for inspection by the PCAOB or if the PCAOB is unable to inspect or investigate our auditor completely because of a position taken by an authority in a foreign jurisdiction, trading in our shares could be prohibited under the HFCA Act, and, as a result, our shares could be delisted from Nasdaq. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities. The Accelerating HFCA Act passed by the U.S. House of Representatives and signed into law on December 29, 2022 reduces the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. In addition, delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations, as needed. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

In response to the persistent capital outflow and the RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Because the operating entities’ business is conducted in RMB and the price of our ordinary shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

The operating entities’ business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of RMB against the U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenue, and financial condition.

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

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC and the Notice of the SAT on Issues Regarding the Implementation of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” issued by the SAT, such rate may be reduced to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to the distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the China-Hong Kong special arrangement and other applicable PRC laws. Furthermore, under the SAT’s Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties effective in August 2015, non-resident taxpayers shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We have determined that we are qualified to enjoy the preferential tax treatment. We cannot assure you, however, that our determination will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the China-Hong Kong special arrangement with respect to dividends to be paid by our PRC subsidiaries to Energy Holdings and MZ HK, our Hong Kong subsidiaries.

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

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its after-tax profits as statutory reserve funds, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “-Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to Our Ordinary Shares and the Trading Market

Substantial future sales of our Class A ordinary shares or the anticipation of future sales of our ordinary shares, whether by us or our shareholders, could cause the price of our Class A ordinary shares to decline.

An aggregate of 39,396,196 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under British Virgin Islands law, a British Virgin Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Securities analysts may not cover our Class A ordinary shares and this may have a negative impact on the market price of our Class A ordinary shares.

The trading market for our Class A ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A ordinary shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A ordinary shares, changes their opinion of our shares, or publishes inaccurate or unfavorable research about our business, the price of our Class A ordinary shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A ordinary shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A ordinary shares to decline.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on February 9, 2021 to January 27, 2023, the closing price of our Class A ordinary shares ranged from $0.61 to $11.58 per share. The trading price of our Class A ordinary shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition, the market price of our Class A ordinary shares may be volatile, both because of actual and perceived changes in our financial results and reports, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of our Company or other companies in the activated carbon business;
●	changes in financial estimates by research analysts;
●	mergers or other business combinations involving us;
●	additions and departures of key personnel and senior management;
●	changes in accounting principles;
●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our Class A ordinary shares in the public market;
●	the release of lockup, escrow, or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	changes in economic conditions, including fluctuations in global and Chinese economies;
●	financial market conditions;
●	the COVID-19 pandemic;
●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and
●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations may materially and adversely affect the market price of our Class A ordinary shares.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our could be greatly reduced or rendered worthless.

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

As an exempted company incorporated in the British Virgin Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;

●	a determination that our Class A ordinary shares is a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

We do not know whether a market for the Class A ordinary shares will be sustained or what the trading price of the Class A ordinary shares will be and as a result it may be difficult for you to sell your Class A ordinary shares.

Although our Class A ordinary shares trade on Nasdaq, an active trading market for the Class A ordinary shares may not be sustained. It may be difficult for you to sell your Class A ordinary shares without depressing the market price for the Class A ordinary shares. As a result of these and other factors, you may not be able to sell your Class A ordinary shares. Further, an inactive market may also impair our ability to raise capital by selling Class A ordinary shares, or may impair our ability to enter into strategic partnerships or acquire companies or products by using our Class A ordinary shares as consideration.

Anti-takeover provisions in our third amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

We have adopted our third amended and restated memorandum and articles of association, which became effective on July 22, 2022. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The exclusive jurisdiction provision in our third amended and restated articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our third amended and restated articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:

●	(i) any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or
●	(ii) any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Act, the Insolvency Act, 2003 of the British Virgin Islands, as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Act and section 162(1)(b) of the Insolvency Act, 2003, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

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

Although we believe this provision benefits us by providing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the British Virgin Islands. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the British Virgin Islands may also reach different judgment or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive jurisdiction provision contained in our third amended and restated articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2022, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and SEC reporting rules. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2022. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A ordinary shares.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, by the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law in the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors subject to a number of limited exceptions. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the British Virgin Islands) are binding on a court in the British Virgin Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the British Virgin Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

If we are classified as a PFIC, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we have and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat the operating entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

The dual class structure of our ordinary shares has the effect of concentrating voting control with Ms. Yefang Zhang, and her interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Under this structure, holders of Class A ordinary shares are entitled to one vote per one Class A ordinary share, and holders of Class B ordinary shares are entitled to 50 votes per one Class B ordinary share, which may cause the holders of Class B ordinary shares to have an unbalanced, higher concentration of voting power. Ms. Yefang Zhang indirectly holds 3,020,969, or 100% of our issued and outstanding Class B ordinary shares, representing approximately 79.31% of the voting rights in our Company. As a result, until such time as his collective voting power is below 50%, Ms. Zhang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. She may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B ordinary shares may also be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Ms. Yefang Zhang, through Global Clean Energy Limited, owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we are allowed to elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On March 31, 2022, we established a wholly owned subsidiary, CN Energy USA Inc., as a corporation pursuant to the laws of the State of Delaware. CN Energy currently holds 100% of the equity interests in CN Energy USA Inc.

On April 8, 2022, we formed Zhoushan Xinyue, a PRC limited liability company. Zhoushan Xinyue is a wholly owned subsidiary of Hangzhou Forasen.

On April 13, 2022, we formed Ningbo Nadoutong, a PRC limited liability company. Ningbo Nadoutong is a wholly owned subsidiary of CN Energy Development.

On October 11, 2022, we formed Zhejiang Yongfeng New Material, a PRC limited liability company. Zhejiang Yongfeng New Material is a wholly owned subsidiary of Hangzhou Forasen.

On November 11, 2022, we completed the acquisition of MZ HK, which wholly owns Yunnan Yuemu through MZ Pintai, pursuant to an equity transfer agreement (the “Equity Transfer Agreement”) dated September 30, 2022 with Shenzhen Xiangfeng Trading Co., Ltd. (“Shenzhen Xiangfeng”). Pursuant to the Equity Transfer Agreement, Shenzhen Xiangfeng first transferred 100% of its equity interests in Yunnan Honghao to Yunnan Yuemu, and Shenzhen Xiangfeng then sold and transferred, and we purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of our Company having a value of $18,373,771, delivered to Shenzhen Xiangfeng and its designees.

See “Item 3. Key Information” for our latest corporate structure.

Corporate Information

Our principal executive offices are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, the PRC, and our phone number is +86-571-87555823. Our registered office in the British Virgin Islands is located at 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, and the phone number of our registered office is +1 (284) 393-6004. We maintain a corporate website at www.ir.cneny.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is CN Energy USA Inc., located at 900 19th Street NW, Floor 5, Squad 23, Washington, DC 20006.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

The operating entities manufacture and supply wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and produce biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

As a manufacturer of wood-based activated carbon, the operating entities’ primary raw materials are forestry residues, little fuelwood, and wood wastes, which the operating entities source from their suppliers. The operating entities’ current facility is located in Tahe County, Heilongjiang Province, in close proximity to the Greater Khingan Range, where their suppliers are primarily located. The operating entities also source raw materials from Inner Mongolia Autonomous Region.

The operating entities produce wood-based activated carbon that is conformed to their customers’ specifications. The operating entities’ activated carbon customers are mainly activated carbon wholesalers and companies engaged in the activated carbon deep processing business. The operating entities’ activated carbon customers are all based in the PRC and currently mainly located in Anhui Province, Fujian Province, Zhejiang Province, and Shanghai. The primary end users of the operating entities’ activated carbon are mainly food and beverage producers, industrial manufacturers, pharmaceutical manufacturers, and companies engaged in environmental protection. In addition, the operating entities have provided activated carbon related technical services to Hangzhou Lianmu Technology Co., Ltd. (“Lianmu Technology”) from time to time since January 1, 2017. Their technical services included activated carbon mixing ratio adjustments, activated carbon component indicator analyses, absorptive capacity tests, and other technical support. The operating entities expect to provide similar technical services to Lianmu Technology and other customers if requested.

The biomass electricity generated during the process of producing activated carbon is supplied to State Grid Heilongjiang Electric Power Company Limited, a subsidiary of State Grid Corporation of China in Heilongjiang Province. The operating entities do not supply biomass electricity to any other state-owned or other entity.

The operating entities generate revenue primarily from selling activated carbon.

For the fiscal years ended September 30, 2022, 2021, and 2020, the operating entities sold 28,911, 15,018, and 9,525 tons of activated carbon and 2,721,000, 2,817,600, and 2,641,964 kWh of biomass electricity, respectively. For the same years, the total revenue was approximately $40.2 million, $19.8 million, and $12.5 million, and the net income was approximately $2.4 million, $1.3 million, and $2.3 million, respectively. For the same years, the revenue derived from Activated Carbon Production accounted for 99.3%, 98.62%, and 96.99% of the total revenue, respectively; the revenue derived from Biomass Electricity Production accounted for 0.4%, 0.72%, and 2.05% of the total revenue, respectively; and the revenue derived from technical services accounted for 0.3%, 0.66%, and 0.96% of the total revenue, respectively.

Competition

All of the operating entities’ activated carbon sales are in the PRC market. The operating entities’ major competitors are companies that manufacture and sell activated carbon in the PRC market. The operating entities’ main competitors in Activated Carbon Production include wood-based activated carbon manufacturers, such as Fujian Xinsen Carbon Industry Co., Ltd., and coal-based activated carbon manufacturers, such as Shanxi Xinhua Activated Carbon Co., Ltd., Ningxia Huahui Activated Carbon Company Limited, Shenhua Ningxia Coal Industry Group Co., Ltd., and Xingtai Coal Chemical Co., Ltd. The operating entities compete for customers primarily on the basis of activated carbon prices, activated carbon quality and characteristics, transportation costs, customer relationships, and the reliability of supply. The demand for the operating entities’ activated carbon is significantly dependent on the general economy in the PRC.

Since State Grid Corporation of China is the only purchaser of biomass electricity in the PRC and the electricity purchase price is determined by the National Development and Reform Commission of the PRC (the “NDRC”), there is no competition in terms of the customer or price in the PRC biomass electricity market. The operating entities instead focus on reducing their production cost and increasing their production capacity of the biomass electricity. Some other major producers of biomass electricity in the PRC are Sunshine Kaidi New Energy Group Co., Ltd. and National Biological Energy Co., Ltd.

Competitive Strengths

We believe the operating entities have the following competitive strengths:

Advanced Technology and Established Relationship with a Research Center

Activated carbon is typically produced using either of the following two processes: (i) steam activation, in which raw materials are carbonized and then activated with steam, and (ii) chemical activation, which involves mixing raw materials with an activating agent, usually phosphoric acid, to swell the raw materials and open up the cellulose structure. The operating entities produce wood-based activated carbon and biomass electricity from forestry residues, little fuelwood, and wood wastes through an activated carbon and electricity cogeneration process (the “Cogeneration Process”) they have developed over the years. The operating entities’ Cogeneration Process is based on steam activation, instead of chemical activation, and does not involve mixing raw materials with phosphoric acid. As a result, the activated carbon the operating entities produce does not contain residual phosphate and, unlike activated carbon produced through chemical activation, may be used in industries that require activated carbon with higher purity, such as pharmaceutical manufacturing and food and beverage production. In addition, compared with the traditional steam activation process, which only produces activated carbon and makes no use of the synthesis gas from raw materials being carbonized, the operating entities’ Cogeneration Process uses the synthesis gas to generate biomass electricity. Therefore, we believe the operating entities’ production process is more efficient, results in less pollution, and yields higher profits after selling both activated carbon and biomass electricity when compared with the traditional steam activation process. For details of the production process, please see “—Production Process.”

As of the date of this annual report, the operating entities own 32 patents in the PRC and claim ownership of certain trade secrets and proprietary know-how developed by and used in their business. The operating entities cooperate with Huadian Electric Power Science Academy (“Huadian”) pursuant to a Strategic Cooperation Agreement dated April 3, 2014, to research, develop, and share technologies related to activated carbon and biomass energy, which include improvements to the ignition system and speed control system of electric generators. See “—R&D” for more information. The operating entities are also constantly looking for new cooperative opportunities with additional research centers to further improve their method.

Strategically Placed Facilities and Lower Costs

The operating entities strategically placed their current Tahe County facility in the middle of the Greater Khingan Range, where most of their suppliers are located and where there is abundant supply of forestry residues, little fuelwood, and wood wastes. The operating entities’ Tahe County facility is close to multiple roads and only 1.24 miles from the nearest train station, thereby facilitating the transportation of our activated carbon products to customers in East China and South China. Their new facility under construction, in which the operating entities expect to manufacture activated carbon and generate steam for heating upon completing the first stage of construction in December 2023, is located in Manzhouli City, Inner Mongolia, where there are over 100 woodworking factories that could potentially supply the operating entities with a large number of wood wastes and which has similarly good transportation infrastructure. For detailed information of the new facility under construction in Manzhouli City, please refer to “—Facilities” below. The operating entities’ stable feedstock supply and low transportation cost help them maintain lower general costs than those of our competitors.

High-Quality Wood-Based Activated Carbon Products and Biomass Electricity

The chemical activation process of activated carbon production uses coal as raw material. Coal often contains impurities, metal salt, and ash, and chemicals used in the chemical activation process may cause secondary pollution to the activated carbon products. Therefore, activated carbon products manufactured through the chemical activation process often are of low quality and can only be used in industrial manufacturing. In contrast, the operating entities’ wood-based activated carbon products, manufactured from forestry residues, little fuelwood, and wood wastes and through the physical activation process, are of higher quality than carbon activated products manufactured through the chemical activation process and therefore have a wide range of uses in industries such as pharmaceutical manufacturing, industrial manufacturing, water purification, food and beverage production, and environment protection. The biomass electricity generated in the operating entities activated carbon production process offers them an additional revenue source.

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

Growth Strategies

The operating entities’ goal is to become one of China’s leading wood-based activated carbon and biomass energy producers. Accomplishing this goal requires the successful implementation of the following strategies:

Increase the Capacity of Activated Carbon Production

Since the demand for activated carbon in general and orders for the operating entities’ activated carbon products more particularly have been increasing in recent years, the operating entities’ facility at their Tahe Biopower Plant almost reached its full operating capacity in recent years and the operating entities had to outsource some of their orders to third-party producers to keep up with the demand for the operating entities’ products. These third-party producers do not have the same manufacturing processes or quality control as the operating entities do, nor do the operating entities share technology with them. The operating entities mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon the operating entities produce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.” The operating entities are currently constructing a new manufacturing facility in Manzhouli City, Inner Mongolia, to increase their capacity of activated carbon production. As of January 2023, the operating entities had completed the construction of the groundwork of the factory workshop, most of the auxiliary buildings, and the pipe networks.

Expand Customer Base

We plan to explore new markets for the operating entities’ activated carbon products while maintaining the operating entities’ current customer base. The operating entities are considering establishing branch offices in various strategic areas, including Beijing, Shanghai, Hebei Province, Jiangsu Province, and Fujian Province. These branch offices will focus on increasing activated carbon product sales to existing customers, providing customer support in those areas, and acquiring potential new customers. By increasing the number of customers and optimizing the operating entities’ transportation and sales network, the operating entities aim to reduce the marginal cost of their activated carbon products and increase their profits.

Focus on Products with Growing Demand

Due to the rapid development of industrial technology, stricter environmental protection regulations, and increased attention to food safety, there has been increased demand for activated carbon used in the water, food, and beverage industries, and activated carbon for pharmaceutical raw materials, intermediates, and finished products. We believe the operating entities are well positioned to meet each of these growing areas of demand. The operating entities will seek to continue their innovative approach, while ensuring reliability and efficiency in the delivery supply chain, to the extent the operating entities are able to continue to access a consistent supply of raw materials, by designing and manufacturing activated carbon products for use in a broad range of applications. While maintaining a diversified customer base and product line, the operating entities will seek to focus on their products with growing demand and capitalize opportunities for increasing their sales.

Increase Research and Development Efforts

The operating entities plan to increase their research and development efforts by seeking partnerships with well-established research institutes to develop more efficient methods for producing activated carbon and generating biomass energy. The operating entities have been working on applying their activated carbon production technology currently used with forestry residues, little fuelwood, and wood wastes to crop residues as well. The operating entities are seeking to reduce their reliance on forest resources and therefore expand their network of suppliers to other provinces in the PRC.

Explore New Business Opportunities

The operating entities have been monitoring possible business opportunities in the downstream sectors of the activated carbon industry, such as environment restoration, water purification, and air cleaning. In the long term, the operating entities plan to strategically establish or acquire companies that use activated carbon as raw materials. In November 2022, we completed the acquisition of Yunnan Honghao. See “—A. History and Development of the Company.” By expanding our business vertically in the activated carbon industry, we hope to increase the operating entities’ pricing power and minimize risks in their Activated Carbon Production business.

Production Process

The operating entities’ activated carbon is produced through the Cogeneration Process. In the Cogeneration Process, feedstock is sorted and shredded into wood pieces that are 0.4 to 2.4 inches thick, which are dried in a drying oven until the moisture content of the wood pieces is less than 15%. The wood pieces are then loaded into the gasifier, where they are pyrolyzed into charcoal and synthesis gas (or “syngas”). The charcoal is then exposed to oxidizing atmospheres at temperatures above 250°C in the activation furnace and converted into raw activated carbon. Depending on the specifications of activated carbon products in our customers’ orders, we change different elements of the process, such as the type of wood, spinning speed of the activation furnace, and length of the activation time, in order to produce different types of raw activated carbon. The raw activated carbon is grinded, blended, and packaged into different activated carbon products to be sold to the operating entities’ customers. The syngas is purified and burned in an internal combustion engine, which powers an electric generator that generates biomass electricity. The biomass electricity generated is then transmitted to the power network of State Grid Heilongjiang.

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

We derived 99.34%, 98.62%, and 96.99% of our revenue from the sale of activated carbon products during the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

Methylene blue number is often used as an indicator to evaluate the absorptive capacity of activated carbon. Activated carbon with a higher Methylene blue number usually has a higher absorptive capacity. The operating entities currently mainly produce the following four categories of activated carbon with different Methylene blue number ranges from forestry residues, little fuelwood, and wood wastes through physical activation process:

●	medium-quality activated carbon, which has a Methylene blue number of less than 11;
●	high-quality activated carbon, which has a Methylene blue number of between 11 and 12;
●	superior-quality activated carbon, which has a Methylene blue number of between 12 and 13; and
●	customized-quality activated carbon, which has a Methylene blue number of more than 13 and meets other special requirements of the operating entities’ customers.

The operating entities’ medium-quality and high-quality activated carbon are usually used in industrial manufacturing, water purification, and environmental protection. Their superior-quality and customized-quality activated carbon are usually used in pharmaceutical manufacturing and food and beverage production, where higher absorptive capacity is required.

The following table shows the sales for the operating entities’ four categories of activated carbon in the fiscal years ended September 30, 2022, 2021, and 2020:

	Fiscal year ended September 30,			Fiscal year ended September 30,			Fiscal year ended September 30,
	2022			2021			2020
	Amount		Revenue	Amount		Revenue	Amount		Revenue
Category of Activated	Sold	Revenue	Percentage	Sold	Revenue	Percentage	Sold	Revenue	Percentage
Carbon	(Ton)	($)	(%)	(Ton)	($)	(%)	(Ton)	($)	(%)
Medium-Quality	5,789	7,599,448	19.03	3,861	4,607,045	23.54	—	—	—
High-Quality	13,854	18,891,958	47.32	5,173	6,507,040	33.24	5,011	5,989,962	49.51
Superior-Quality	6,185	8,788,069	22.01	1,371	1,800,524	9.02	3,782	5,097,403	42.13
Customized-Quality	3,083	4,646,218	11.64	4,613	6,658,657	34.02	732	1,012,092	8.36

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

The operating entities generate biomass electricity in the process of manufacturing activated carbon as described above.

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

The operating entities currently use forestry residues, little fuelwood, and wood wastes as feedstock. The operating entities used 66,765.97, 55,906.49, and 53,015.93 tons of forestry residues, little fuelwood, and wood wastes in the fiscal years ended September 30, 2022, 2021, and 2020, respectively. In response to high demand for activated carbon, the operating entities have been experimenting with alternative feedstock as raw materials in the Cogeneration Process.

In order to meet orders from their customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. In the fiscal year ended September 30, 2022, the operating entities purchased 8,596, 3,511, and 2,869 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Yiwu Dongding Technology Co., Ltd., and Shanghai Jiabole Commercial and Trading Co., Ltd., respectively. In the fiscal year ended September 30, 2021, the operating entities purchased 4,190, 3,465, and 2,696 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Shanghai Jiabole Commercial and Trading Co., Ltd., and Lishui Zhelin Trading Co., Ltd., respectively. In the fiscal year ended September 30, 2020, the operating entities purchased 2,090, 1,210, and 700 tons of activated carbon from Zhejiang Qianhang Trading Co., Ltd., Lishui Zhelin Trading Co., Ltd., and Wenzhou Xinghuang Trading Co., Ltd., respectively. These third-party producers do not have the same manufacturing processes or quality control as the operating entities do, nor do the operating entities share technology with them. The operating entities mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon the operating entities produce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.”

Suppliers

Most of the operating entities’ current forestry residues, little fuelwood, and wood wastes suppliers are individuals who collect or purchase these materials from woodworking factories and tree plantations. The operating entities also source forestry residues, little fuelwood, and wood wastes from Tahe Forestry Bureau and wood processing factories in Manzhouli City. In order to meet orders from our customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. For the fiscal year ended September 30, 2022, the operating entities’ top 10 suppliers in terms of purchasing value contributed 88% of their raw materials sourced, with the top five suppliers providing 35%, 14%, 10%, 8%, and 6% of their raw materials, respectively. For the fiscal year ended September 30, 2021, the operating entities’ top 10 suppliers in terms of purchasing value contributed 92% of their raw materials and activated carbon sourced, with the top five suppliers providing 26%, 25%, 16%, 8%, and 4% of their raw materials and activated carbon, respectively. For the fiscal year ended September 30, 2020, the operating entities’ top 10 suppliers in terms of purchasing value contributed 93% of their raw materials and activated carbon sourced, with the top five suppliers providing 29%, 17%, 10%, 9%, and 6% of their raw materials and activated carbon, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities have sourced our raw materials primarily from a limited number of suppliers. If they lose one or more of the suppliers, their operation may be disrupted, and their results of operations may be adversely and materially impacted.”

The operating entities enter into supply orders in the ordinary course of business with their forestry residues, little fuelwood, and wood wastes suppliers, pursuant to a form of long-term supply order. Pursuant to the operating entities’ supply orders, which usually do not have an expiration date, their suppliers provide the operating entities with a certain quantity of forestry residues, little fuelwood, and wood wastes for a fixed price until the supply orders are amended or terminated. The price is negotiated with the operating entities’ suppliers on an order-by-order basis and depends on the moisture content and type of wood, and the number of impurities. While the fixed price of short-term orders does not entirely protect us against volatility in feedstock prices, typically the operating entities have been able to and believe that they will continue to be able to transfer the volatility to their customers by renegotiating the prices of their finished products. The operating entities also continue to search for additional suppliers to maintain the consistency of their supply and control the costs of their raw materials.

For information about the operating entities’ suppliers of raw activated carbon, please see “—Feedstock.”

Customers

The operating entities’ activated carbon products customers primarily include activated carbon wholesalers and companies engaging in the activated carbon deep processing business. Their top activated carbon customers for the fiscal year ended September 30, 2022 included Ningbo Juming Youjia Commercial and Trading Co., Ltd. (“Ningbo Juming Youjia”), Ningbo Caixiang Trading Co., Ltd., Ningbo Wanshitong Supply Chain Management Co., Ltd., Huainan Jiahe New Material Co., Ltd. (“Huainan Jiahe”), Zhejiang Rongsheng Holding Group Co., Ltd., and Zhoushan Yilong Information Technology Co., Ltd., which collectively accounted for 92% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 59% and Huainan Jiahe accounted for 8% of their total activated carbon sales for the fiscal year ended September 30, 2022, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2021 included Ningbo Juming Youjia, Huainan Jiahe, Ningbo Senjiayamei, Fujian Yuanli Active Carbon Co., Ltd. (“Fujian Yuanli”), Shandong Beiqihuancheng Trading Co., Ltd., Anhui Huifengyonghui International Commercial and Trading Co., Ltd., and Ningguo Zhewanzhenhua Activated Carbon Co., Ltd., which collectively accounted for 100% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 44% and Huainan Jiahe accounted for 34% of their total activated carbon sales for the fiscal year ended September 30, 2021, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2020 included Ningbo Juming Youjia, Shanghai Huanguan New Material Co., Ltd. (“Shanghai Huanguan”), Huainan Jiahe, Fujian Yuanli, Shandong Beiqihuancheng Trading Co., Ltd., and Anhui Huifengyonghui International Commercial and Trading Co., Ltd., which collectively accounted for 100% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 36% of their total activated carbon sales for the fiscal year ended September 30, 2020.

From the commencement of their operations in December 2012 to September 30, 2022, a total of 62 activated carbon customers have purchased activated carbon products from the operating entities. The total number of the operating entities’ activated carbon customers was 14, seven, and six for the fiscal years ended September 30, 2022, 2021, and 2020, respectively. The operating entities chose to focus on customers with consistent orders and large activated carbon purchases, reducing the costs of customer maintenance and making it easier to manage their customer relations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A majority of the operating entities’ activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the operating entities would likely incur substantial losses of revenue.”

On October 1, 2019, the operating entities entered into a Technical Consulting Services Agreement with Lianmu Technology, pursuant to which the operating entities agreed to provide activated carbon related technical services to Lianmu Technology from October 1, 2019 to September 30, 2020 for a service fee of RMB900,000 (approximately $128,340). The technical services the operating entities provided included activated carbon mixing ratio adjustments, activated carbon component indicator analyses, absorptive capacity tests, and other technical support. On October 1, 2020, the operating entities entered into a Technical Consulting Services Agreement, pursuant to which they agreed to provide similar services to Lianmu Technology from October 1, 2020 to September 30, 2021 for a service fee of RMB900,000 (approximately $138,240). On October 1, 2021, the operating entities entered into a Technical Consulting Services Agreement, pursuant to which they agreed to provide similar services to Lianmu Technology from October 1, 2021 to September 30, 2022 for a service fee of RMB900,000 (approximately $136,930). The operating entities expect to continue to provide similar technical services to Lianmu Technology and their other customers if requested.

The only purchaser of the operating entities’ biomass electricity is State Grid Heilongjiang, a subsidiary of State Grid Corporation of China in Heilongjiang Province, and, as the electric generators of Tahe Biopower Plant are connected to the electrical grid of State Grid Heilongjiang, the operating entities cannot sell biomass electricity to any other electricity distribution company. The operating entities enter into a biomass electricity sales agreement with State Grid Heilongjiang, and the agreement is renewed annually. State Grid Heilongjiang purchased 2,721,000 KWh, 2,817,600 KWh, and 2,641,964 KWh biomass electricity from the operating entities in the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

Marketing and Sales

The operating entities maintain our activated carbon marketing and sales forces in-house in their corporate office with two employees, who are responsible for sales, transportation and distribution, as well as quality control and contract administration. Through market analyses, the operating entities identified potential customers that had high demand for activated carbon but were having difficulties finding suppliers, such as Huainan Jiahe and Liyang Zhuojun. By focusing on these potential customers and tailoring their activated carbon products to their specific needs, the operating entities were able to increase the number of their activated carbon customers. By offering customized activated carbon of specific iodine adsorption number, Methylene blue number, and other characteristics relevant to their customers, the operating entities are able to serve a diverse customer base. The operating entities’ marketing and sales personnel are hard-working, full of passion, and responsive, and the operating entities offer them trainings in marketing and sales, management, and activated carbon products and technology.

The operating entities do not devote marketing and sales effort to their biomass electricity business since State Grid Corporation of China is the only purchaser of biomass electricity in the PRC.

Pricing & Backlog

To date, the operating entities price their activated carbon products on an order-to-order basis, primarily based on the Methylene blue number of the activated carbon product, adjusted for its other characteristics. The prices of their activated carbon products range from $1,114.43 to $2,087.69 per ton.

For their activated carbon products, the operating entities  usually enter into sales agreements with a customer after agreeing on the specific product characteristics of the activated carbon such as iodine adsorption number and Methylene blue number and making sure that the operating entities have sufficient raw materials and different grades of activated carbon. The operating entities typically enter into separate activated carbon sales agreements, instead of a long-term supply agreement, for orders they receive from their activated carbon customers. This allows the operating entities to be flexible in pricing and adjust prices of their activated carbon products as the prices of their raw materials and the market demand for activated carbon change. The sales agreements typically lay out the quantity, price, specifics, packaging requirements, shipping method and delivery date, and other agreed-upon provisions of the order.

It usually takes us approximately 22 hours to produce the activated carbon product specified in an order, depending on the amount of activated carbon ordered, the supply of raw materials, and the specific product characteristics, among other factors. The operating entities typically begin shipping activated carbon products after they have produced approximately 30 tons, enough to fill up a railway wagon. It usually takes the operating entities three to five days to transport the activated carbon products by rail and by road to the sites of their customers; the transportation time could be delayed by two to three days if there is bad weather. During the fiscal year ended September 30, 2022, 98.76% of the operating entities’ customers chose to pick up activated carbon products by themselves due to cost control reasons. The balance is due within 15 days to 90 days after the date when the customer accepts the shipment. If a customer fails to make payment on time, late interest of 3% per day is levied on the outstanding balance until payment is received in full. the operating entities rely on their long-term business relationships with their customers when collecting payments and do not currently encounter any difficulties in collecting payments.

The price of our biomass electricity is determined by the NDRC and the current purchase price is RMB0.75 (approximately $0.11) per kWh. The operating entities enter into an annual supply agreement with State Grid Heilongjiang and the agreement specifies, among other things, the amount of electricity the operating entities need to produce in each month and price of the electricity.

Awards and Recognition

The operating entities have received the following honors, awards, and certifications for their quality products and scientific research efforts:

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

Facilities

The operating entities’ current manufacturing facility is located in Tahe Biopower Plant in Tahe County, Heilongjiang Province. The operating entities have the rights to use the land and factory buildings from July 1, 2020, to March 31, 2025, with an annual rent of RMB126,440 (approximately $18,046) pursuant to a lease agreement entered into with Tahe Forestry Bureau on July 1, 2020. According to the lease agreement, the operating entities can only use the land and factory buildings for the operations of Tahe Biopower Plant and cannot transfer the lease to a third person without the prior consent of the landlord; otherwise, the lease agreement will be terminated. The operating entities are required to notify the landlord at least two months in advance if they would like to renew the lease agreement. Tahe Biopower Plant has a building area of 199,199 square feet and one production line, which runs 24 hours per day and 300 days per year. Its annual operating capacity for manufacturing activated carbon is approximately 7,800 tons. The operating entities produced 6,594 tons, 5,776 tons, and 5,169 tons of activated carbon and were at about 85%, 74%, and 66% capacity during the fiscal years ended September 30, 2022, 2021, and 2020, respectively. The amount of activated carbon produced was impacted by an upgrade of the machines for 30 days in 2022, a scheduled maintenance of the machines for 40 days in 2021, and the unscheduled close of facility due to the COVID-19 pandemic for 60 days in 2020.

Facilities of Tahe Biopower Plant

The operating entities are currently constructing a new facility in Manzhouli City, Inner Mongolia, to expand their production capacity. The operating entities  plan to construct the new facility in two stages, the first of which is expected to be completed by December 2023. The planned investment for the first stage of construction is approximately RMB140 million (approximately $20.21 million). Upon the completion of the first stage, the operating entities will commence manufacture and the facility is designed to have an annual capacity for manufacturing approximately 5,000 tons of activated carbon and generate 115,200 tons of steam for heating during the manufacturing process. Subject to a review of the operating results of the facility, the operating entities plan to invest an additional RMB190 million (approximately $28.21 million) in the second stage of construction and increase the annual capacity to 10,000 tons of activated carbon and 230,400 tons of steam for heating. The second stage is expected to be completed by the end of 2024. In November 2018, the operating entities purchased a tract of land that is 279,861 square feet for the first stage of construction. As of January 2023, the operating entities had completed the construction of the groundwork of the factory workshop, the auxiliary buildings, and the pipe networks, and their total capital expenditure on the new facility was approximately RMB64 million (approximately $9.8 million).

The operating entities are currently constructing a new facility in Lishui, to focus on the R&D, processing, marketing, and sale of activated carbon for water purification. The operating entities lease about 27,152 square feet of office and production space in Lishui for such new facility pursuant to a lease agreement they entered into with Zhejiang Forasen Energy Technology Co., Ltd. on October 8, 2021, with a lease term of five years from October 8, 2021 to October 7, 2026 (unless otherwise terminated by either party) and an annual rent of RMB454,042.8 (approximately $69,741), payable semi-annually. The operating entities are required to notify the landlord at least three months in advance if they would like to renew the lease agreement. The planned investment for the renovation of factory building and construction of product line is RMB30 Million (approximately $4.61 million). The factory has an inspection and quality control laboratory, and a high-efficiency charcoal separation processing production line, which is expected to run 24 hours per day and 300 days per year with a targeted annual output capacity of 36,000 tons of activated carbon. As of January 2023, the operating entities had completed the renovation of factory building and installation of most of the equipment. The operating entities expect to begin operation by August 2023 after obtaining necessary government safety and environmental permits.

Zhejiang CN Energy and CN Energy Development lease approximately 646 square feet of office space in Lishui for free pursuant to two lease agreements entered into with Lishui Yonglian Startup Services Co., Ltd. on September 1, 2022. The lease period is from September 1, 2022 to August 31, 2023. Zhejiang CN Energy and CN Energy Development are required to notify the landlord at least one month in advance if they would like to renew the lease agreements.

Hangzhou Forasen leases approximately 1,006 square feet of office space in Hangzhou pursuant to a lease agreement entered into with Sigma Holdings (Hangzhou) Co., Ltd. on February 10, 2022. The lease period is from February 15, 2022 to August 4, 2023. Hangzhou Forasen is required to notify the landlord at least two months in advance if it would like to renew the lease agreement.

We believe the operating entities’ facilities are sufficient for their business operation.

R&D

Research and Development (“R&D”) expenses include salaries, material, contract, and other outside service fees, facilities, and overhead costs. In accordance to the FASB’s accounting standards for R&D costs, we expense the costs associated with the R&D activities when incurred. The R&D expenses totaled $1,032,378, $385,525 and $287,299 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively. The operating entities currently have 10 employees in their R&D department.

On April 3, 2014, the operating entities, through Hangzhou Forasen, entered into a Strategic Cooperation Agreement with Huadian. Pursuant to that agreement, Huadian and Hangzhou Forasen agreed to (i) research, develop, and share technologies related to activated carbon and biomass energy, (ii) share research facilities such as laboratories, equipment, and test bases, and (iii) regularly hold meetings to discuss development in the related industries. The agreement does not create any payment obligations to the parties, nor does it have an expiration date or a termination provision. In general, any intellectual property jointly developed under the agreement is jointly owned by Hangzhou Forasen and Huadian, unless otherwise agreed upon by the two parties for specific intellectual property.

The operating entities expect to work closely with leading universities and R&D institutes that specialize in activated carbon and biomass energy to develop new technologies for more efficient and cost-effective activated carbon and biomass energy production. The operating entities will also continue to search for alternative feedstock to enhance the availability of raw materials and reduce costs of feedstock for activated carbon production.

Intellectual Property

The operating entities evaluate on a case-by-case basis how best to use patents, trademarks, copyrights, trade secrets, and other available intellectual property protection in order to protect their products and our critical investments in R&D, manufacturing, and marketing. The operating entities focus on securing and maintaining patents for certain inventions such as equipment used in the production of activated carbon and generation of biomass electricity, while maintaining other inventions such as process improvements as trade secrets, derived from their market-based business model, in an effort to maximize the value of their product portfolio and manufacturing capabilities and reinforce their competitive advantage. The operating entities’ policy is to seek appropriate intellectual property protection for significant product and process developments in the major areas where the relevant products are manufactured or sold. Patents may cover products, processes, intermediate products and product uses. Patents extend for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries in which the patents are registered. The protection afforded, which may also vary from country to country, depends upon the type of subject matter covered by the patent and the scope of the claims of the patent. The operating entities maintain appropriate information security policies and procedures reasonably designed to ensure the safeguarding of confidential information including, where appropriate, data encryption, access controls, and employee awareness training.

As of the date of this annual report, the operating entities own 32 patents in the PRC:

No.	Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
1	Methods and equipment for internal combustion self-heating mobile bed dry distillation carbonization	Khingan Forasen	Invention	March 22, 2006	August 24, 2024	200410075047.0

2	Methods and equipment for continuously gasifying biomass moving bed while removing tar	Khingan Forasen	Invention	February 12, 2014	February 12, 2031	201110041890.7

3	Feeding equipment for biomass gasifier	Hangzhou Forasen	Utility Model	October 8, 2014	May 19, 2024	201420261667.2

4	A gas processing device for biomass gasifier	Hangzhou Forasen	Utility Model	December 3, 2014	June 15, 2024	201420320604.X

5	Equipment for continuously carbonizing and gasifying wood	Hangzhou Darwo Software Co., Ltd., Hangzhou Forasen	Utility Model	January 14, 2015	June 18, 2024	201420350213.2

6	A dust-removing and explosion-preventing device for activated-carbon rotary furnace	Hangzhou Forasen	Utility Model	August 31, 2016	November 22, 2025	201520936930.8

7	A speed-adjustable cracker feeding device	Khingan Forasen	Utility Model	November 23, 2018	January 21, 2028	201820098769.5

8	An activation boiling furnace for producing activated carbon	Khingan Forasen	Utility Model	February 12, 2019	April 27, 2028	201820630290.1

9	A vacuum melting furnace	Khingan Forasen	Utility Model	November 05, 2019	November 26, 2028	201821964716.3

10	A system and methods for drying and processing of activated carbon	Hangzhou Forasen	Invention	September 25, 2020	September 19, 2038	201811099264.1

11	Equipment for internal combustion autothermal moving bed distillation carbonization	Khingan Forasen	Utility Model	August 7, 2020	September 22, 2029	201921583018.3

12	An activated carbon grinder	Khingan Forasen	Utility Model	July 24, 2020	September 22, 2029	201921583029.1

13	A safety activated carbon production gasification furnace with explosion-proof structure	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320184.3

14	A feeder convenient to install for the production of chemical decolorizing activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320202.8

15	A drying device with dehumidification structure for production of doxycycline professional activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	2020022320172.0

16	An activation furnace with tail gas treatment device for production of environmental protection activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320374.5

17	A collection device with separation structure for production of nutshell activated carbon	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202002230544.X

18	An activated carbon production gasification furnace with feed anti-clogging structure	Hangzhou Forasen	Utility Model	June 8, 2021	October 18, 2030	202022320476.7

19	An activating furnace for production of activated carbon with convenient sewage discharge structure	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320271.9

20	A food additive activated carbon production visual wastewater treatment device	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320201.3

21	A screening equipment with anti-blocking structure for production of medicinal activated carbon	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320510.0

22	A storage device with moisture-proof function for electroplating chemical reagent type activated carbon production	Hangzhou Forasen	Utility Model	July 2, 2021	October 18, 2030	202022320185.8

23	Waste heat power generation plant based on activated carbon production line	Khingan Forasen	Utility Model	March 22, 2022	March 21, 2032	202122825657X

24	An intelligent temperature control device for activation furnace	Khingan Forasen	Utility Model	March 22, 2022	March 21, 2032	2021228256565

25	A Sleip activation furnace transverse discharge cooling device	Khingan Forasen	Utility Model	March 22, 2022	March 21, 2032	2021228256442

26	An automatic pulse dust removal device for activated carbon production	Khingan Forasen	Utility Model	April 5, 2022	April 4, 2032	2021227855244

27	A drum type wood activated carbon cleaning and sieving device	Khingan Forasen	Utility Model	April 8, 2022	April 7, 2032	2021227859993

28	A corrosion-resistant activated carbon acid washing tank	Khingan Forasen	Utility Model	April 8, 2022	April 7, 2032	2021227859989

29	Low-temperature type industrial furnace flue gas waste heat power generation device	Khingan Forasen	Utility Model	April 8, 2022	April 7, 2032	2021228258448

30	An activated carbon sintering furnace cleaning device	Khingan Forasen	Utility Model	April 12, 2022	April 11, 2032	2021229472237

31	Coal activated carbon physical property testing device	Khingan Forasen	Utility Model	May 24, 2022	May 23, 2032	2021228258433

32	A saturated activated carbon re-living device	Khingan Forasen	Utility Model	May 24, 2022	May 23, 2032	2021228258715

The operating entities currently own two trademarks, “CNENY” and “中北能” (China North Energy), in the PRC.

In addition to their registered intellectual property portfolio, the operating entities also claim ownership of certain trade secrets and proprietary know-how developed by and used in their business.

The operating entities own the internet domain name “cneny.com.”

Employees

As of September 30, 2022, 2021, and 2020, we had 150, 160, and 161 employees. The following table sets forth the number of our employees by area of business as of September 30, 2022:

Number
of
Employees
Management	4
Finance	6
R&D	10
Administration	16
Marketing and Sales	3
Quality Control and Statistics	5
Production	106
Total	150

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

Seasonality

The operating entities’ operating results and operating cash flows historically have been subject to seasonal variations. Since the demand from their customers is usually weaker around the Chinese New Year, which usually falls in January or February, the operating entities’ sales in the second fiscal quarter (January to March) are often lower than those of other quarters.

Environmental Matters

The operating entities have taken measures to reduce pollution caused by their activated carbon production and biomass electricity generation, such as installing dust collectors to collect dust created in their activation process. Further, the operating entities have obtained the License of Pollutant Discharges on February 27, 2020, with a term of three years. The operating entities are in the process of renewing the license. The operating entities have been in compliance with state and local laws and regulations relating to the environment to date and these laws and regulations have not had a material adverse effect upon their capital expenditures, earnings, or competitive position and we do not anticipate any material adverse effects in the future based on the nature of the operating entities’ future operations.

Industry Development

By attending local and national industry associations, the operating entities take the responsibility of helping develop our industry. Some of the operating entities’ involvement with industry associations are listed below:

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

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to the operating entities’ business and operations in China.

PRC Regulations Encouraging Our Businesses

Production of activated carbon and production of biomass electricity by using forestry residues are activities supported by various policies of the PRC government. For example, under the 12th Five-Year Plan for Circular Economy Development issued by the State Council in February 2012, all industries are encouraged to attach importance to the reuse of wastes generated in production and daily life. Pursuant to the Catalogue for Guiding Industry Restructuring (2019 Version), promulgated by the State Development and Reform Commission (“SDRC”), last amended on December 27, 2021, and effective on December 30, 2021, the deep processing and product development of forestry residues and wood wastes, and technology development and machinery manufacturing for biomass power generation are both listed in the “Encouraged” category. Also, the Law of the PRC on Promoting Circular Economy promulgated by the SCNPC on August 29, 2008, effective on January 1, 2009, and amended on October 26, 2018, encourages enterprises to utilize forestry residues and wood wastes, and to develop and produce biomass energy. Further, our activated carbon and electricity cogeneration machinery and core technology have been listed as one of the advanced applicable technology in the Catalogue of Advanced Applicable Technology for the Comprehensive Utilization of Renewable Resources (Second), issued by the Ministry of Industry and Information Technology of the PRC on January 22, 2014, and effective on the same day.

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

Grid Connection

Biomass electricity that we generate during the process of producing activated carbon is partially used by our facility and also supplied to electric power companies. The supply of biomass electricity is subject to the Rules on Operation of Power Grids (for Trial Implementation), promulgated by SERC on November 3, 2006 and effective on January 1, 2007, and other local rules promulgated by the Northeast China Energy Regulatory Bureau of NEA, including the Detailed Implementation Rules on Power Plant Grid-Connection Administration in the Northeast Area, which became effective on October 1, 2020, and the Detailed Implementation Rules on the Grid-Connection Power Plant Assistance Services Administration in Northeast Area, which became effective on October 1, 2020. In addition, pursuant to the Renewable Energy Law of the PRC (the “Renewable Energy Law”), promulgated by SCNPC on February 28, 2005, amended on December 26, 2009, and effective on April 1, 2010, biomass energy is a type of renewable energy, the development and usage of which is a priority in energy development for China. Further, under the Renewable Energy Law, power companies shall enter into grid-connection agreements to purchase the electricity at full price from renewable energy power plants that have been constructed according to the renewable energy development and usage plan, and that have obtained administrative approval or have registered their records with electricity authorities. As of the date of this annual report, we have completed filings with local electricity authority for information of our Tahe Biopower Plant construction project, and we have entered into a grid-connection agreement and electricity purchase agreements with State Grid Heilongjiang Electric Power Company Limited.

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

Pursuant to the Environmental Protection Law of the PRC (the “Environmental Protection Law”) promulgated by SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gases, waste water, waste residues, dust, malodorous gases, radioactive substances, noise and vibrations, electromagnetic radiation, and other hazards produced during such activities. Further, the PRC government also enacted various laws and regulations regarding various pollution prevention, including the Air Pollution Prevention and Control Law of the PRC promulgated by SCNPC on August 29, 1995, and last amended and effective on October 26, 2018, and the Water Pollution Prevention and Control Law of the PRC promulgated by SCNPC on May 11, 1984, last amended on June 27, 2017, and effective on January 1, 2018, together with the Environmental Protection Law, the “Environment Laws.” Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environment Laws. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. Khingan Forasen obtained the License of Pollutant Discharges on February 27, 2020, which will be valid through February 26, 2023. Khingan Forasen is in the process of renewing this license.

On March 11, 2021, the State Council circulated the Work Plan, which set out the key objectives to reduce, by 2025, energy consumption per GDP unit by 13.5% and carbon dioxide emissions per GDP unit by 18% of the 2020 emission level. The Work Plan also requires the continuous decrease of the emissions of major pollutants and an increase of the forest coverage rate to 24.1%.

On March 2, 2018, the Ministry of Ecology and Environment of the PRC circulated the Draft Emission Standards of Activated Carbon Industrial Pollutants (the “Standards”) for public comments, the commenting period of which ended on April 8, 2018. While the Standards have not been passed, once it is enacted, our production of activated carbon will be subject to high standards on pollution emissions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Compliance with environmental and other laws and regulations could result in significant costs and liabilities.”

PRC Regulations Relating to Work Safety and Fire Control

Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, last amended on June 10, 2021, and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. As of the date of this annual report, we have established internal work safety procedures to ensure the work environment and conditions for our workers in the PRC.

Fire Control

Pursuant to the Fire Protection Law of the PRC, which was promulgated by the SCNPC on April 29, 1998 and last amended on April 29, 2021, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within seven business days after obtaining the construction work permit and passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of the projects, use of such projects, or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

PRC Regulations Relating to Land and the Development of Construction Projects

Land Use Rights

Under the Interim Regulations on Assignment and Transfer of the Rights to Use the State-owned Urban Land, promulgated by the State Council on May 19, 1990, and amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights. In December 2018, we made full payment of the land premium for the assignment of the use rights of the land where our Manzhouli facility will be located, and obtained the land use rights certificate for a term starting on November 16, 2018, and ending on November 16, 2068.

Planning of a Construction Project

For the construction of our Manzhouli facility, pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use the State-Owned Land in Urban Areas promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of PRC promulgated by the SCNPC on October 28, 2007, and last amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering projects within an urban or rural planning area. After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (the “MOHURD”) on June 25, 2014, last amended on March 10, 2021. Failure to obtain such permits will subject the construction enterprise to penalties including suspension or termination of the construction and demolition of the constructed structures, as well as fines up to 10% of costs of the construction project.

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

As of the date of this annual report, we have obtained the construction planning permit and the construction work commencement permit. Our Manzhouli facility is currently under construction. Because the constructible season during a year is usually very short in Manzhouli City for the reason of cold weather, we may not be able to complete the construction of the Manzhouli facility within the terms specified by the construction planning permit and/or the construction work commencement permit, in which case we cannot guarantee that we will be able to successfully extend the terms of such permits or renew such permits. Further, upon the completion of the construction, we are required to apply for the construction acceptance examination. Any failures in obtaining such required licenses, permits, or certificates at various phrases of the construction could subject us to fines and penalties including suspension of our construction, which may have a material effect on our financial and operational conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may incur delays and budget overruns with respect to a facility under construction. Any such delays or cost overruns may have a material adverse effect on our operating results.”

PRC Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and the NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the “Encouraged Catalog,” and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the “Negative List.” The current Encouraged Catalog and Negative List were promulgated by MOFCOM and the NDRC on October 26, 2022 and December 27, 2021, respectively, and as amended from time to time. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally constituted “permitted,” and are open to foreign investment unless specifically restricted by other PRC regulations. For restricted industries, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest Negative List was released by MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2021. Pursuant to the current and the updated Negative Lists, the production and sale of activated carbon as well as the production of biomass electricity are permitted industries.

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

Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or “SAFE Circular 59,” promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015 and December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs. The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or “SAFE Circular 13,” effective from June 1, 2015, canceled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplified the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

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

Pursuant to SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the FIE, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any subsequent capital increase in our wholly foreign owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters. Once the FIL becomes effective, pursuant to Article 21 of the FIL, foreign investors will be free to remit profits, capital gains, income from asset disposal, or intellectual property royalties into and out of China in accordance with PRC laws. While there have not been any detailed rules issued on this regard, we do not expect that foreign investors will be able to freely remit funds into or out of China without any limitation. However, we do expect that foreign investors will enjoy more convenience when remitting their profits out of China.

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

PRC Regulations Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the EIT Law which came into effect on January 1, 2008, and was later amended on February 24, 2017, and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the EIT Law which was amended and became effective on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

Value-Added Tax

The Provisional Regulations of the PRC on Value-Added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and were last amended on November 19, 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-Added Tax was promulgated by the Ministry of Finance on December 15, 2008, effective on January 1, 2009, and amended on October 28, 2011 (collectively, the “VAT Laws”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-Added Tax, or the “Order 691.” According to the VAT Laws and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of value-added taxes. The valued-added tax rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. In December 2020, the local tax authority notified us that beginning October 1, 2020, the VAT-in amount of our wood chip purchase would not be allowed to be deducted, which resulted in an increase in the purchasing cost of wood chips. The tax authority also required us to apply the change retrospectively beginning May 2018. As a result, we paid a full amount of approximately $429,000 of prior-period non-deductible VAT-in, and recorded it as cost of revenue in the fiscal year ended September 30, 2021. We do not have prior-period non-deductible VAT-in in the fiscal year 2022.

Tax Incentives

On January 29, 2016, the PRC Ministry of Science and Technology, the Ministry of Finance, and the SAT jointly enacted the Administrative Measures for Certification of High and New Technology Enterprises (2016 Amendment) (the “Measures for High-Tech Enterprises”), which repealed the previous measures issued in 2008, and became effective retroactively on January 1, 2016. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. Khingan Forasen was granted the HNTE qualification effective on November 15, 2016, for a three-year term, and enjoyed a preferential enterprise income tax rate of 15% during this period. Khingan Forasen’s HNTE qualification was re-approved on December 3, 2019 and Khingan Forasen continues to enjoy the reduced income tax rate for the next three years. There can be no assurance, however, that Khingan Forasen will continue to meet the qualifications and successfully renew its HNTE qualification upon its expiry. In addition, there can be no guaranty that relevant governmental authorities will not revoke Khingan Forasen’s HNTE status in the future.

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

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%.

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

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or “SAT Bulletin 7.” Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to the SAT Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable taxes will subject the transferor to default interest. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiary where non-resident enterprises, being the transferors, were involved. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in the PRC— We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Regulations Relating to Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (2020 Amendment), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for 20 years in the case of an invention and 15 years in the case of designs.

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

Domain Names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (the “Domain Name Measures”) on August 24, 2017, which came into force on November 1, 2017. The China Internet Network Information Center, or the CNNIC, issued the Implementation Rules for Country Code Top-Level Domain Name Registration, which set forth detailed rules for registration of domain names, and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019. Pursuant to these laws, regulations, and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.”

PRC Regulations Relating to Labor and Social Welfare

Labor Protection

The Labor Contract Law, which was promulgated on January 1, 2008, amended on December 28, 2012, and became effective on July 1, 2013, is primarily aimed at regulating rights and obligations in employer and employee relationship, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Increases in labor costs in the PRC may adversely affect the operating entities’ business and the operating entities’ profitability.”

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

On July 20, 2018, the General Office of the CPC Central Committee and the General Office of the State Council jointly issued the Reform Plan of the State Tax and Local Tax System, which specified that starting January 1, 2019, local tax authorities would become the administration authority for social insurance, and such payments shall be made to the local tax authorities. On November 16, 2018, the State Administration of Taxation released the Notice of Certain Measures on Further Supporting and Serving the Development of Private Economy, which provided that the policy for social insurance shall remain stable and the State Administration of Taxation will pursue to lower the social insurance contribution rates with the relevant authorities, and ensure the overall burden of social insurance contribution on enterprises will be lowered. With regard to the arrearages of contributors, including private enterprises, for the previous years, centralized settlement shall not be organized or implemented without authorization. On November 22, 2018, the NDRC, PBOC, and 26 other regulatory departments jointly circulated the Notice of the Memorandum of Understanding Regarding the Implementation of Joint Discipline on Severe Discredited Enterprises and Relevant People in the of Social Insurance, which confirmed that the relevant authorities would publicize an enterprise’s severe discredit in social insurance payments through official website, limit its government financial support, and limit its opportunities in participation of government projects.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The operating entities are not in compliance with the PRC’s regulations relating to employee benefit plans, and as a result, they may be subject to penalties if they are not able to remediate the non-compliance.”

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2022 and 2021

The following table summarizes our results of operations for the fiscal years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	Fiscal year ended
	September 30,		Variance
	2022	2021	Amount	%
Revenue	$40,205,586	$19,846,921	$20,358,665	102.6%
Cost of revenue	(36,563,945)	(17,230,306)	19,333,639	112.2%
Gross profit	3,641,641	2,616,615	1,025,026	39.2%
Selling expenses	(89,312)	(198,443)	(109,131)	(55.0)%
General and administrative expenses	(2,060,122)	(1,449,267)	468,532	32.3%
Research and development expenses	(1,032,378)	(385,525)	646,853	167.8%
Income from operations	459,829	583,380	18,772	3.2%
Interest income	545,651	191,227	354,424	185.3%
Government subsidy income	1,636,491	1,079,348	557,143	51.6%
Other expenses	(97,990)	(120,246)	(22,298)	(18.5)%
Income before income taxes	2,543,981	1,733,709	952,637	54.9%
Provision for income taxes	(314,273)	(437,349)	(101,721)	(23.3)%
Net income	$2,229,708	$1,296,360	$1,054,358	81.3%

Revenue

Currently, the operating entities have three types of revenue streams derived from their three products and services: activated carbon, biomass electricity, and technical services. Total revenue for the fiscal year ended September 30, 2022 increased by $20.4 million, or 102.6%, to $40.2 million from $19.8 million for the fiscal year ended September 30, 2021. The increase was mainly due to an increase in sales volume of activated carbon in fiscal year 2022.

The following table sets forth the breakdown of our revenue for the fiscal years ended September 30, 2022 and 2021, respectively:

	Fiscal year ended September 30,				Variance
	2022	%	2021	%	Amount	%
Activated carbon	$39,925,693	99.3%	$19,573,266	98.6%	$20,352,427	104.0%
Biomass electricity	150,716	0.4%	143,240	0.7%	7,476	5.2%
Technical services	129,177	0.3%	130,415	0.7%	(1,238)	(0.9)%
Total	$40,205,586	100.0%	$19,846,921	100.0%	$20,358,665	102.6%

	Total revenue
	for fiscal years						Variance		% of	Average unit
	ended September 30,		QTY sold		QTY sold		in		QTY	price		Price
Product/service type	2022	2021	in 2022		in 2021		QTY		variance	2022	2021	Difference
Activated carbon	$39,925,693	$19,573,266	28,911	ton	15,018	ton	13,893	ton	92.5%	$1,380.99	$1,303.32	$77.67
Biomass electricity	150,716	143,240	2,721,000	kWh	2,817,600	kWh	96,600	kWh	(3.4)%	$0.06	$0.05	$0.01
Technical services	129,177	130,415	n/a		n/a		n/a		n/a	n/a	n/a	n/a
Total	$40,205,586	$19,846,921

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2022 increased by $20.4 million, or 104.0%, to $39.9 million from $19.6 million for fiscal year 2021. The increase was mainly attributable to the higher sales volume in fiscal year 2022. The operating entities sold 28,911 tons of activated carbon in fiscal year 2022, an increase of 13,893 tons, or 92.5%, as compared with 15,018 tons in fiscal year 2021, which caused an increase in revenue by $18.7 million. In the past, the operating entities produced zinc chloride carbon for the pharmaceutical industry and phosphoric acid carbon for the food industry. This year, they developed and produced activated carbon for sewage treatment and gas treatment in garbage incineration power plants. More than 50% of the activated carbon market comes from sewage treatment and waste incineration power plant gas (dioxin) treatment. Activated carbon for sewage treatment can be used for urban drinking water, advanced purification of urban drinking water, removal of residual chlorine, and deodorization.

Average selling price of activated carbon increased by $78, or 6.0%, to $1,381 per ton for fiscal year 2022, from $1,303 per ton for fiscal year 2021, which caused an increase in revenue by $1.7 million.

Biomass electricity

Revenue from biomass electricity for fiscal year 2022 increased by $7,476, or 5.2%, to $150,716 from $143,240 for fiscal year 2021. The biomass electricity was generated in the process of producing activated carbon and supplied to State Grid Heilongjiang pursuant to a biomass electricity sales agreement, which is renewed annually. The increase was mainly attributable to the increase in average selling price for biomass electricity by $0.01, or 10.8%, to $0.06 for fiscal year 2022 from $0.05 for fiscal year 2021, which caused an increase of $13,746 in revenue from biomass electricity. The average selling price of biomass electricity is set by the NDRC. The selling price of biomass electricity comprises two parts, the standard rate and the biomass incentive rate. The biomass incentive rate portion will be paid when State Grid Heilongjiang receives the government subsidy. Due to the uncertainty of collection, revenue for biomass incentive rate is recognized upon cash receipt. For fiscal years 2022 and 2021, we did not receive and recognize any revenue for biomass incentive rate. The increase was partially offset by a decrease of 96,600 kWh, or 3.4%, to 2,721,000 kWh for fiscal 2022 from 2,817,600 kWh for fiscal 2021, which caused a decrease in revenue of $6,270. Despite the increase in activated carbon production, we generated lower electricity. This was mainly attributable to the operating entities’ newly commissioned equipment producing more activated carbon with less gas, which, in turn, reduces power generation.

Technical services

For the fiscal year ended September 30, 2022, revenue from technical services decreased by $1,238, or 0.9%, to $129,177 from $130,415 for fiscal year 2021. The operating entities provided technical services related to their products during the fiscal years ended September 30, 2022 and 2021. The decrease was mainly due to the depreciation of RMB against USD in fiscal year 2022.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended September 30, 2022 and 2021, respectively:

	Total cost of revenue for fiscal years
	ended September 30,						Average unit
	2022		2021		Variance		cost		Variance
Product/service type	Amount	%	Amount	%	Amount	%	2022	2021	Unit cost	%
Activated carbon	$36,288,728	99.2	$16,935,849	98.3	$19,352,879	114.3	$1,262.66	$1,127.70	$134.96	12.0
Biomass electricity	275,217	0.8	289,175	1.7	(13,958)	(4.8)	$0.10	$0.10	$0.00	1.1
Technical services	—	—	5,282	0.0	(5,282)	(100.0)	n/a	n/a	n/a	n/a
Total	$36,563,945	100.0	$17,230,306	100.0	$19,333,639	112.2

Cost of activated carbon increased by $19.4 million, or 114.3%, to $36.3 million for fiscal year 2022 from $16.9 million for fiscal year 2021, which was mainly due to the increased sales volume of activated carbon and an increase in the average unit cost of activated carbon. Average unit cost of activated carbon increased by $134.96, or 12.0%, to $1,262.66 per ton in fiscal year 2022 from $1,127.70 per ton in fiscal year 2021. The increase in the average unit cost was mainly due to: 1) the increased percentage of activated carbon the operating entities purchased from external suppliers. Historically, unit costs of activated carbon produced by the operating entities are lower than those purchased from external suppliers; 2) the higher cost for the main raw materials the operating entities used for the production of activated carbon, wood chips; and 3) due to the implementation of water and power restrictions policy in 2021 in the PRC, the cost of activated carbon industry, including the price of wood, water, and electricity, has increased,.

Cost of biomass electricity decreased by $13,958, or 4.8%, to $275,217 for fiscal year 2022, from $289,175 for fiscal year 2021. The average unit cost of biomass electricity for the fiscal year 2022 was $0.10 per kWh, unchanged from the fiscal year 2021.

Gross Profit

Total gross profit was $3.6 million for the fiscal year ended September 30, 2022, an increase by $1.0 million, or 39.2%, from $2.6 million in fiscal year 2021. Gross profit margin was 9.06% in fiscal year 2022, as compared with 13.18% in fiscal year 2021. The decrease by 4.12% points was primarily attributable to the increased average selling price being less than the increased average unit cost in fiscal year 2021.

Our gross profit and gross margin by product types were as follows:

	Fiscal year ended September 30,				Variance
	2022		2021
	Gross profit	Gross profit %	Gross profit	Gross profit %	Gross profit	Gross profit %
Activated carbon	$3,636,965	9.11	$2,637,417	13.47	$999,548	37.9
Biomass electricity	(124,501)	(82.61)	(145,935)	(101.88)	21,434	(14.7)
Technical services	129,177	100.00	125,133	95.95	4,044	3.2
Total	$3,641,641	9.06	$2,616,615	13.18	$1,025,026	39.2

Gross profit for activated carbon increased by $1.0 million to $3.6 million for the fiscal year ended September 30, 2022, as compared to $2.6 million for fiscal year 2021. Gross profit margin decreased to 9.11% in fiscal year 2022, from 13.47% in fiscal year 2021. The decrease was mainly attributable to the increased average selling price being less than the increased average unit cost in the fiscal year 2022, as discussed above.

Gross profit for biomass electricity increased by $21,434 to a deficit of $124,501 for the fiscal year ended September 30, 2022, as compared to a deficit of $145,935 for fiscal year 2021. Gross profit margin decreased to negative 82.61% in fiscal year 2022, from negative 101.88%% in fiscal year 2021. The fluctuation was mainly because the increased average selling price being more than the average unit cost in fiscal year 2022, as mentioned above.

Gross profit for technical services increased slightly by $4,044 to $129,177 for the fiscal year ended September 30, 2022, as compared to $125,133 for the fiscal year 2021. The increase was immaterial.

Selling Expenses

Selling expenses were $89,312 for the fiscal year ended September 30, 2022, a decrease of $109,131, or 55.0%, from $198,443 in the fiscal year 2021. The decrease was primarily due to a decrease of approximately $98,349 in shipping expenses as majority of the customers chose to pick up the activated carbon products themselves instead of having the operating entities ship the products to them.

General and Administrative Expenses

Our general and administrative expenses were $2.1 million for the fiscal year ended September 30, 2022, an increase by $0.6 million, or 42.1%, from $1.4 million for fiscal year 2021. The increase was primarily attributable to an increase in allowance for doubtful debts as certain accounts receivable and advances to suppliers were aged more than 12 months and more than 181 days, allowance for doubtful debts were fully provided for these accounts receivable and advances to suppliers aged more than 12 months and 20% allowance for doubtful debts were provided for aging more than 181 days.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses increased by $0.6 million, or 167.8%, to $1.0 million for the fiscal year ended September 30, 2022, from $0.4 million in fiscal year 2020. During the fiscal year ended September 30, 2022, the operating entities hired more professionals and conducted experiments to upgrade their production equipment to improve its productivity, and also used a significant amount of raw materials for testing.

Government Subsidy Income

The operating entities receive various government subsidies from time to time, such as the “VAT refund” and “Special Fund Subsidy.” Their government subsidies were all granted by local governments in recognition of their achievements. We cannot predict the likelihood or amount of any future subsidies.

Our subsidiary Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. For more details, please see “Item 4. Information of the Company—B. Business Overview—Regulations—PRC Regulations Relating to Taxation—Tax Incentives.” For the fiscal years ended September 30, 2022 and 2021, a VAT refund in the amount of $636,536 and $968,909 was recorded in government subsidy income, respectively.

In January 2014, April 2014, and December 2019, the operating entities received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and we recognize the income over the useful lives of the equipment. As of September 30, 2022 and 2021, the balance of unrecognized government grants was $303,894 and $600,740, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2022 and 2021, $109,390 and $110,439 was recorded in government subsidy income, respectively.

Provision for Income Taxes

Our income tax decreased by $0.1 million, or 28.1%, from $0.4 million for the fiscal year ended September 30, 2021, to $0.3 million for the fiscal year ended September 30, 2022. The effective tax rate decreased by 12.4% from 25.2% for the fiscal year ended September 30, 2021 to 12.8% for the fiscal year ended September 30, 2022. The decrease was mainly due to certain products are exempt from income tax and a subsidiary, Khingan Forasen, is entitled to a reduced income tax rate of 15%.  According to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products were exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified us that our revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and we paid approximately $135,000 income tax as assessed by the tax authority. Starting January 1, 2021, activated carbon has been included in the program, and we expect to be able to enjoy the income tax exemption going forward.

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

Net Income

As a result of the foregoing, our net income for the fiscal years ended September 30, 2022 and 2021 was $2.2 million and $1.3 million, respectively.

Other comprehensive income

Foreign currency translation adjustments amounted to a loss of $6.7 million and a gain of $1.1 million for the fiscal years ended September 30, 2022 and 2021, respectively. The balance sheet amounts with the exception of equity as of September 30, 2022 were translated at RMB1.00 to $0.1406 as compared to RMB1.00 to $0.1548 as of September 30, 2021. The equity accounts were stated at their historical rates. The average translation rates applied to the income statements accounts for the fiscal years ended September 30, 2022 and 2021, were RMB1.00 to $0.1521 and RMB1.00 to $0.1536, respectively. The changes in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	2022	2021
Impact on revenue	$(3,039,870)	$155,054
Impact on operating expenses	$(229,810)	$11,166
Impact on net income	$(177,733)	$14,854

For the fiscal year ended September 30, 2022, if using RMB1.00 to $0.1406 (the foreign exchange rate as of September 30, 2021) to translate our revenue, operating expenses, and net income, our reported revenue, operating expenses, and net income would have decreased by $3,039,870, $229,810, and $177,733, respectively.

For the fiscal year ended September 30, 2021, if using RMB1.00 to $0.1548 (the foreign exchange rate as of September 30, 2021) to translate our revenue, operating expenses, and net income, our reported revenue, operating expenses, and net income would have increased by $155,054, $11,166, and $14,854, respectively.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020

The following table summarizes our results of operations for the fiscal years ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

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

Revenue

Currently, the operating entities have three types of revenue streams derived from their three products and services: activated carbon, biomass electricity, and technical services. Total revenue for the fiscal year ended September 30, 2021 increased by $7,370,607, or 59.08%, to $19,846,921 from $12,476,314 for the fiscal year ended September 30, 2020. The increase was mainly due to an increase in sales volume of activated carbon in fiscal year 2021.

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

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2021 increased by $7,473,809, or 61.77%, to $19,573,266 from $12,099,457 for fiscal year 2020. The increase was mainly attributable to the higher sales volume in fiscal year 2021. The operating entities sold 15,018 tons of activated carbon in fiscal year 2021, an increase of 5,493 tons, or 57.67%, as compared with 9,525 tons in fiscal year 2020. During fiscal year 2020, because of the COVID-19 pandemic and the shelter-in-place orders and travel restrictions mandated by the Chinese government, during January and February 2020, employees of Tahe Biopower Plant and Hangzhou Forasen could not return to work on time after the Chinese New Year and the transportation of raw materials and activated carbon was delayed or even stopped, which adversely impacted our production and sales of activated carbon during that period. The production and sales have gradually recovered since the end of March 2020. Since then, the operating entities increased their efforts to develop the market and seek new customers, and, as a result, their sales of activated carbon have continued to grow steadily. The operating entities acquired one new major customer in fiscal year 2021, who brought in approximately $2.22 million, or 11.20%, of our total revenue from activated carbon for the fiscal year ended September 30, 2021. In addition, the COVID-19 pandemic has stimulated stronger demand for our activated carbon products, and the operating entities outsourced more customer orders to third-party manufacturers to keep up with the demand for their activated carbon products.

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

Biomass electricity

Revenue from biomass electricity for the fiscal year ended September 30, 2021, decreased by $112,438, or 43.98%, to $143,240 from $255,678 for fiscal year 2020. The biomass electricity was generated in the process of producing activated carbon and supplied to State Grid Heilongjiang pursuant to a biomass electricity sales agreement, which is renewed annually. For the fiscal year ended September 30, 2021, average selling price for biomass electricity decreased by $0.05, or 50.00%, to $0.05 per kWh from $0.10 per kWh for fiscal year 2020. Average selling price of biomass electricity is set by the NDRC. The selling price of biomass electricity comprises two parts, the standard rate and the biomass incentive rate. The biomass incentive rate portion will be paid when State Grid Heilongjiang receives the government subsidy . Due to the uncertainty of collection, revenue for biomass incentive rate is recognized upon cash receipt. For fiscal year 2021, we did not receive and recognize any revenue for biomass incentive rate, while in fiscal year 2020, we received and recognized approximately $130,879.

The operating entities sold 2,817,600 kWh of biomass electricity in fiscal year 2021, an increase of 175,636 kWh, or 6.65%, as compared with 2,641,964 kWh in fiscal year 2020, which was mainly due to increased activated carbon production at their Tahe Biopower Plant during fiscal year 2021. The operating entities suspended their production during the temporary closure of their manufacturing facility in January and February 2020 and generated no electricity during the closure.

Technical services

For the fiscal year ended September 30, 2021, revenue from technical services increased by $9,236, or 7.62%, to $130,415 from $121,179 for fiscal year 2020. The operating entities provided technical services related to their products during the fiscal years ended September 30, 2021 and 2020. The increase was mainly due to the appreciation of RMB against USD in fiscal year 2021.

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

Cost of activated carbon increased by $8,089,401, or 91.44%, to $16,935,849 for the fiscal year ended September 30, 2021 from $8,846,448 for fiscal year 2020, which was mainly due to the increased sales volume of activated carbon and an increase in the average unit cost of activated carbon. Average unit cost of activated carbon increased by $198.84, or 21.41%, to $1,127.70 per ton in fiscal year 2021 from $928.86 per ton in fiscal year 2020. The increase in the average unit cost was mainly due to: 1) the increased percentage of activated carbon the operating entities purchased from external suppliers. Historically, unit costs of activated carbon produced by the operating entities are higher than those purchased from external suppliers; and 2) the higher cost for the main raw materials the operating entities used for the production of activated carbon, wood chips. The operating entities used to enjoy a value-added tax-in (“VAT-in”) exemption because wood chips are considered agricultural products, as determined by the local tax authority. In December 2020, the local tax authority notified the operating entities that it had reevaluated and concluded that the operating entities’ wood chips purchase no longer qualified for the VAT-in exemption because wood chips do not fall under agricultural products. As a result, the VAT-in amount of the operating entities’ wood chips purchase is no longer exempted for fiscal year 2021, which resulted in an increase in the purchasing cost of wood chips. The tax authority also required the operating entities to pay the prior-period exempted VAT-in retrospectively beginning May 2018, which was approximately $429,000 and recorded in the cost of revenue for fiscal year 2021. In addition, due to the implementation of water and power restrictions policy in 2021 in PRC, the cost of activated carbon industry, including the price of wood, water, and electricity, has increased.

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

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses increased by $98,226, or 34.19%, to $385,525 for the fiscal year ended September 30, 2021, from $287,299 in fiscal year 2020. During in fiscal year 2020, the operating entities did not conduct as much R&D activities due to the interruption on their business caused by the COVID-19 pandemic. Therefore, research and development expenses increased as compared with fiscal year 2020.

Government Subsidy Income

The operating entities receive various government subsidies from time to time, such as the “VAT refund” and “Special Fund Subsidy.” Their government subsidies were all granted by local governments in recognition of their achievements. We cannot predict the likelihood or amount of any future subsidies.

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

In January 2014, April 2014 and December 2019, the operating entities received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and we recognize the income over the useful lives of the equipment. As of September 30, 2021 and 2020, the balance of unrecognized government grants was $600,740 and $676,108, respectively, which was recorded in deferred revenue, respectively. During the fiscal years ended September 30, 2021 and 2020, $110,439 and $102,617 was recorded in government subsidy income, respectively.

Provision for Income Taxes

Our income tax increased by $267,230, or 157.08%, from $170,119 for the fiscal year ended September 30, 2020, to $437,349 for the fiscal year ended September 30, 2021. The effective tax rate increased by 18.4% from 6.8% for the fiscal year ended September 30, 2020 to 25.2% for the fiscal year ended September 30, 2021. The increase was mainly due to: 1) an increase of 7.8% due to prior-year true-up. According to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products were exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified the operating entities that their revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and the operating entities paid approximately $135,000 income tax as assessed by the tax authority. Starting January 1, 2021, activated carbon has been included in the program, and we expect to be able to enjoy the income tax exemption going forward; and 2) an increase of 6.5% due to a higher loss generated by non-PRC entities not subject to PRC tax impact.

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

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Years Ended September 30, 2022, 2021, and 2020

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

As of September 30, 2022, we had cash in the amount of $18.0 million. Total current assets as of September 30, 2022, amounted to $74.2 million, an increase of $25.3 million compared to $48.9 million at September 30, 2021. The increase of current assets was mainly attributable to an increase in cash and prepayment for an acquisition of a subsidiary, partially offset with a decrease in other receivables. During fiscal year 2022, we received cash in proceeds from private placements of $18.0 million and repayment from other receivables of $21.1 million. We made a prepayment of $17.7 million to acquire a subsidiary. Current liabilities amounted to $30.4 million as of September 30, 2022, an increase of $24.7 million compared to $5.6 million as of September 30, 2021. This increase of current liabilities was mainly attributable to the increase in proceeds from private placements, accounts payable, and bank loans.

As of September 30, 2022, we had advances to suppliers of approximately $18.3 million. In order to secure a steady supply of raw materials, the operating entities are required from time to time to make cash advances when placing their purchase orders. Due to the COVID-19 pandemic and tighter environmental protection policies in China, many smaller suppliers have gone out of business, leading to higher prices and tighter supplies in the raw materials market. We monitor the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advances to suppliers through tightening vendor prepayment policy and strengthening the monitoring of unrealized prepayment. If we have difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayment promptly, and, if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The operating entities periodically receive VAT refund, a government subsidy, from the local government. Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. We do not have performance obligations regarding our receipts of subsidy income. We expect that Khingan Forasen and Tahe Biopower Plant will remain available to enjoy this preferential treatment until the local government amends or cancels the relevant policy. This preferential treatment will increase the amount of cash available to our company.

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

Working Capital

Total working capital as of September 30, 2022, amounted to $43.9 million, compared to $43.2 million as of September 30, 2021.

Capital Needs

Presently, our principal sources of liquidity are our operations, proceeds from our initial public offering and private placements, and bank loans. With the uncertainty of the current market and the impact of the COVID-19 pandemic, our management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of January 25, 2023, approximately $1.2 million of our accounts receivable balance as of September 30, 2022 was collected. For fiscal year 2022, we generated negative operating cash flows of $7.5 million, primarily due to an increase of $9.1 million in advances to suppliers. We made advanced payments to fulfill sales orders received and secure a steady supply of raw materials. As discussed above, approximately $4.32 million of our advances to supplier balance as of September 30, 2022 was utilized as of January 25, 2023. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months.

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

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended September 30,
	2022	2021	2020
Net cash used in operating activities	$(7,514,619)	$(11,593,069)	$(1,818,912)
Net cash provided by (used in) investing activities	2,171,081	(27,921,675)	(875,831)
Net cash provided by financing activities	24,939,210	38,023,254	2,623,800
Effect of exchange rate changes on cash	(1,739,558)	112,213	80,643
Net increase (decrease) in cash	17,856,114	(1,379,277)	9,700
Cash, beginning of year	190,758	1,570,035	1,560,335
Cash, end of year	$18,046,872	$190,758	$1,570,035

Operating Activities

Net cash used in operating activities was $7.5 million for the fiscal year ended September 30, 2022. The net cash used in operating activities was primarily attributable to the following:

●	Accounts payable increased by $5.6 million as the operating entities used more suppliers to support their increase in sales volume and their suppliers providing higher amount of credit to the operating entities. The increase was because that the operating entities made more timely payments in 2021, due to the recovery of their business activities in 2021; and
●	net income of $2.4 million.

And offset by the following:

●	accounts receivable increased by $8.5 million and advances to suppliers increased by $9.1 million. During the fiscal year 2022, we generated higher revenue from our increase in sales volume and, as a result, caused an increase in our accounts receivable and advances to suppliers.

Net cash used in operating activities was $11.6 million for the fiscal year ended September 30, 2021. The net cash used in operating activities was primarily attributable to the following:

●	Advances to suppliers increased by $9.1 million in anticipation of higher revenue to be generated; and
●	Accounts payable decreased by $3.3 million due to payment to our suppliers;

And offset by the following:

●	net income of $1.3 million.

Net cash used in operating activities was $1.8 million for the fiscal year ended September 30, 2020. The net cash used in operating activities was primarily attributable to the following:

●	Accounts receivable increased by $4.2 million as we increased the credit sales limit for two major customers according to our increased sales volume and their credit history.

And offset by the following:

●	net income of $2.3 million.

Investing Activities

For the fiscal year ended September 30, 2022, net cash provided by investing activities amounted to $2.2 million. We collected $20.8 million from our suppliers where we provided them working capital support in fiscal 2021. Cash of $17.7 million in investing activities were used as prepayment to acquire a subsidiary.

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

Financing Activities

Net cash provided by financing activities were $24.9 million for the fiscal year ended September 30, 2022. During fiscal year 2022, we received cash from issuance of shares of $5.5 million, from private placements of $18.0 million and bank loans of $5.9 million. Cash in financing activities were used in repayment of $2.9 million in bank loans and repayment of $2.0 million in related parties loans.

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

Loan Facilities

The following table sets forth a summary of our loan facilities:

	Loan	Loan	Loan	Loan	Effective
For the fiscal year ended September 30, 2022	commencement	maturity	amount	amount	interest
Secured short-term bank loans	date	date	in RMB	in USD	rate	Note
Industrial and Commercial Bank of China (Tahe Branch)	May 25, 2022	May 25, 2023	4,500,000	$632,600	3.80%	1
Industrial and Commercial Bank of China (Tahe Branch)	June 24, 2022	June 24, 2023	5,000,000	702,889	4.35%	2
China Zheshang Bank Co., Ltd.	May 25, 2022	May 23, 2023	4,000,000	562,311	5.5%	3
China Zheshang Bank Co., Ltd.	June 1, 2022	May 31, 2023	4,900,000	688,831	5.5%	4
Bank of Beijing (Hangzhou Branch)	December 21, 2021	December 20, 2022	5,000,000	702,888	4.75%	5
Total secured short-term bank loans			23,400,000	$3,289,519

Unsecured short-term bank loans
Industrial and Commercial Bank of China (Tahe Branch)	December 14, 2021	December 9, 2022	1,500,000	$210,867	3.85%
Industrial and Commercial Bank of China (Tahe Branch)	December 15, 2021	December 10, 2022	1,500,000	210,867	3.85%
Total unsecured short-term bank loans			3,000,000	$421,734

Total short-term bank loans			26,400,000	$3,711,253

Secured long-term bank loans
Long-term bank loan, current portion
WeBank Co., Ltd.	October 9, 2020	October 9, 2022	142,331	$20,009	10.26%	6
Long-term bank loan, non-current portion
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	421,733	6.31%	7
Total long-term bank loans			3,142,331	$441,742

Total short-term and long-term bank loans			29,542,331	$4,152,995
(1)	The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance.
(2)	The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance, personal guaranteed by Mr. Wenhua Liu, who is a legal representative of Khingan Forasen and our director, and is collateralized by the property, plant and equipment of Khingan Forasen, with a net book value of RMB2.1 million (equivalent to approximately $0.3 million as of September 30, 2022).
(3)	The loan is collateralized by a property owned by a third party, Sigma Holdings (Hangzhou) Co., Ltd, which has a valuation of RMB5.35 million (equivalent to approximately $752,091), is guaranteed by, Ms. Yefang Zhang, a principal shareholder, and by a subsidiary of our Company, CN Energy Development.

(4)	This loan is guaranteed by, Ms. Yefang Zhang, a principal shareholder, and by a subsidiary of our Company, CN Energy Development.
(5)	The loan is guaranteed by a third party, Yangzhou High Tech Financing Guarantee Co., Ltd, Ms. Yefang Zhang, principal shareholder, and Mr. Zhengyu Wang, former CEO and spouse of principal shareholder, for up to 100% of the outstanding principal and normal interest balance.
(6)	This line of credit agreement with WeBank Co., Ltd is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to approximately $703,000 as of September 30, 2022).
(7)	The loan is guaranteed by a subsidiary of our Company, CN Energy Development.

Contractual Obligations

As of September 30, 2022, our contractual obligations were as follows:

Contractual obligations	Total	2023	2024	2025
Short-term loans	$3,711,253	$3,711,253	—	—
Long-term loans	441,742	20,009	—	421,733
Operating lease payments (1)	51,121	34,193	16,928	—
Total	$4,204,116	$3,765,455	$16,928	$421,733
(1)	We signed two lease agreements in July and August 2020 for office space and manufacturing facility leases. We lease about 1,006 square feet of office space in Hangzhou with a lease term from August 2020 to August 2022, and 59,174 square feet of manufacturing facility in Tahe with a lease term from July 2020 to March 2025. We are required to notify the landlord at least two months in advance if we would like to renew the lease agreements. See “Note 17 – Leases” to the consolidated financial statements for the fiscal years ended September 30, 2022, 2021, and 2020 included elsewhere in this annual report for more information.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2021 to September 30, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Impact of COVID-19 Pandemic

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our financial condition, results of operations, and cash flows have been adversely affected by the COVID-19 pandemic.”

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

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended September 30, 2022, 2021, and 2020, we had an unrealized foreign currency translation (loss) gain of ($6,664,234), $1,089,346, and $977,659, respectively, because of changes in the exchange rates.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see “Note 2—Summary of significant accounting policies” to our consolidated financial statements included elsewhere in this annual report.

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

There were no contract assets as of September 30, 2022 and 2021. For the fiscal years ended September 30, 2022, 2021, and 2020, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

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

Income taxes

Our subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended September 30, 2022, 2021, and 2020. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as September 30, 2022. As of September 30, 2022, the tax years ended December 31, 2017, through December 31, 2021 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Kangbin Zheng	59	Chief Executive Officer, Chairman of the Board, and Director
Jinwu Huang	49	Chief Financial Officer
Wenhua Liu	54	Director
Phillip Connelly	69	Independent Director
Wenbiao Zhang	55	Independent Director
Jian Chen	53	Independent Director

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

Mr. Jinwu Huang has been our chief financial officer since March 2022 and is responsible for supervising our finance team, reviewing and approving financial and accounting transactions, and financial regulation compliance. Since January 2014, Mr. Huang has served as a financial manager of Greater Khingan Range Forasen Energy Technology Co., Ltd. and Manzhouli Zhongxing Energy Technology Co., Ltd., both of which are wholly owned subsidiaries of the Company. Prior to joining the Company, Mr. Huang served as a financial manager of the Northern Branch of Forasen Co., Ltd. between September 2006 and September 2013 and an accountant of Zhejiang Suichang Mineral Industry and Trade Co., Ltd. between June 2000 and July 2006. Mr. Huang received his associate degree in Accounting from Zhejiang Business College in 1994.

Mr. Wenhua Liu has served as our director since June 2022. Mr. Liu has served as the executive director of CN Energy Industrial Development Co., Ltd., our main operating entity in China, since April 2022. From August 2021 to March 2022, Mr. Liu served as the chief financial officer of Farmmi, Inc. Prior to that, from March 2015 to July 2021, Mr. Liu served as the general manager of the financial department of Forasen Holding Group Co., Ltd., a China-based corporation focusing on agricultural products trade, new energy industries, and investment business. He also served as the chief financial officer at Halumm (China) Co, Ltd., a China-based technology research and development company focusing on total solution services for prefabricated buildings, from October 2010 to February 2015. Mr. Liu served as the chief auditor for Zhejiang Boda Plastic Technology Co., Ltd, a China-based corporation focusing on producing various types of plastic pipes, from August 2009 to September 2010, and served as the chief financial officer for Zhejiang Taizhou Hongda Textile Co., Ltd, a China-based corporation focusing on production and sales of industrial chemical fiber waterproof cloth, luggage cloth, and light textile machinery accessories, from April 2004 to June 2009. From October 1997 to March 2004, Mr. Liu served as the vice president of the subsidiaries of BC Stone Group, a China-based corporation focusing on real estate, finance, new building materials, logistics, and environmental protection. Mr. Liu received a bachelor’s degree in Accounting from Hunan University of Finance and Economics in 1995.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2022, we paid an aggregate of $254,093 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Pursuant to our third amended and restated articles of association, the minimum number of directors consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Our directors in office immediately prior to the first annual general meeting following the listing of our Class A ordinary shares on the Nasdaq Capital Market will retire at that annual general meeting unless re-elected. After the first annual general meeting following the listing of our ordinary shares, unless removed or re-appointed, each director will be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Board of Directors

Our board of directors consists of five directors. We have determined that Wenbiao Zhang, Jian Chen, and Phillip Connelly satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our third amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

Employment Agreements with Named Executive Officers

On June 22, 2020 and March 17, 2022, we entered into employment agreements with our executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Kangbin Zheng, our chief executive officer and chairman, is for a term of three years beginning on June 22, 2020, with an annual salary of $180,000.

Our employment agreement with Mr. Jinwu Huang, our chief financial officer, is for a term of three years beginning on March 17, 2022, with an annual salary of RMB200,000 (approximately $27,599).

Insider Participation Concerning Executive Compensation

Our former director, Ms. Yefang Zhang, was making all determinations regarding executive officer compensation from the inception of our Company until August 2019, when she ceased to be our director. Our former director, Ms. Mei Cai and our director, Mr. Kangbin Zheng, were involved in the determinations regarding executive officer compensation until our Compensation Committee was set up in February 2021.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 39,396,196 Class A ordinary shares and 3,020,969 Class B ordinary shares outstanding as of the date of this annual report.

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

			Percentage	Percentage of
	Class A	Class B	of	Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership**	Power***
	Number	Number	%	%
Directors and Executive Officers(1):
Kangbin Zheng	—	—	—	—
Jinwu Huang	30,000	—	*	*
Wenhua Liu	—	—	—	—
Phillip Connelly	—	—	—	—
Wenbiao Zhang	—	—	—	—
Jian Chen	—	—	—	—
All directors and executive officers as a group (six individuals):	30,000	—	*	*

5% Shareholders:
Global Clean Energy Limited(2)	—	3,020,969	13.09	79.31
Lishui Yilian Enterprise Management Consulting Co., Ltd.(3)	2,764,351	—	7.02	1.45
*	Represents beneficial ownership or voting power of less than 1%.
**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.

***

Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to 50 votes per share, and while on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders.

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
(2)	Represents 3,020,969 Class B ordinary shares held by Global Clean Energy Limited, a British Virgin Islands company, which is 100% owned by Ms. Yefang Zhang, who has the sole dispositive and investment power over the Class B ordinary shares. The business address of Global Clean Energy Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands
(3)	Represents 2,764,351 Class A ordinary shares held by Lishui Yilian Enterprise Management Consulting Co., Ltd., a limited liability company formed under the laws of the People’s Republic of China. The business address of Lishui Yilian Enterprise Management Consulting Co., Ltd. is RM210, Floor 11, International Automobile City, No.309 Green Valley Avenue, Liandu District, Lishui City, Zhejiang Province, the PRC.

As of the date of this annual report, approximately 68.67% of our issued and outstanding Class A ordinary shares are held in the United States by one record holder (CEDE & CO), representing 14.21% of the aggregated voting power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing a guarantee as an additional security for bank loans
Zhengyu Wang*	Former CEO and the spouse of Ms. Yefang Zhang	Providing a guarantee as an additional security for bank loans
Wenhua Liu	Our director and legal representative of Khingan Forasen	Providing a guarantee as an additional security for bank loans

* Zhengyu Wang ceased to be our chief executive officer, chairman of board of directors, and director on June 22, 2020.

Due from a Related Party

As of September 30, 2022, amount due from Yefang Zhang was $116,250. The amount was fully repaid by Yefang Zhang in January 2023.

Guarantees Provided by Related Parties

Our related parties provide guarantees for our short-term and long-term bank loans. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities.”

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

Dividend Policy

See “Item 3. Key Information—Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries” and “Item 3. Key Information—Dividends or Distributions and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, which are filed as Exhibit 1.1 to in this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the SEC on July 2, 2020.

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

If the PRC tax authorities determine that CN Energy is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non- resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Provided that CN Energy is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2022, 2021, and 2020.

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

The discussion set forth below is addressed only to U.S. Holders (defined below) that purchase our ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our ordinary shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders  of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our  Class A ordinary shares, our PFIC status will depend in large part on the market price of our Class A ordinary shares. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposit. As of September 30, 2022 and 2021, approximately $18.0 million and $190,758 of our cash, and nil and $3,096,000 of our term deposit were maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,071 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.9%, 2.5%, and 2.9% in 2022, 2021, and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-239659)

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

The net proceeds raised from the initial public offering were $20,622,550 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have used $8,204,400, $234,245, and $12,183,905 from the net proceeds for the construction of a manufacturing facility in Manzhouli City, research and development, and funding working capital and other general corporate purposes, respectively.

Registration Statement on Form F-3, as amended (File Number 333-264579)

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-264579), utilizing a shelf registration process, which was declared effective by the SEC on June 13, 2022. In October 2022, we completed a follow-on public offering, in which we issued and sold 10,514,018 Class A ordinary shares, at a purchase price of US$1.712 per share. We received aggregate proceeds of $17,975,000, net of offering expenses payable by us. There was no underwriter in this offering.

We incurred approximately $25,000 in expenses in connection with our follow-on offering, which included approximately $20,000 in legal fees, and approximately $5,000 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the follow-on offering were $17,975,000 after deducting the offering expenses payable by us. As of the date of this annual report, we have used $17,975,000 from the net proceeds for working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2022.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2022, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm since September 26, 2022, and Friedman LLP, our independent registered public accounting firm before September 26, 2022, for the periods indicated.

	For the Fiscal Years Ended September 30,
Friedman LLP Services	2022	2021	2020
Audit fees(1)	$—	$200,000	$190,000
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$—	$200,000	$190,000

	For the Fiscal Years Ended September 30,
Enrome LLP Services	2022	2021	2020
Audit fees(1)	$210,000	$—	$—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$210,000	$—	$—
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2021 and our follow-on public offering in 2022.
(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The Audit Committee has adopted a policy requiring that all audit and non-audit services to be performed by Enrome LLP, our independent registered public accounting firm, to be pre-approved, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on September 26, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of CN Energy, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Class A Ordinary Shares
2.2

Form of Underwriter’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

2.3

Convertible Promissory Note dated December 30, 2022, by and between the Registrant and Streeterville Capital, LLC (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 3, 2023)

2.4*	Description of Securities
4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.3

English Translation of Form of Supplying Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.4

English Translation of Form of Activated Carbon Sales Agreement (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.5

English Translation of Biomass Electricity Sales Agreement dated August 25, 2021, by and between Khingan Forasen and State Grid Heilongjiang (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 15, 2022)

4.6

English Translation of Lease Agreement dated July 1, 2020, by and between Tahe Biopower Plant and Tahe Forestry Bureau (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.7

English Translation of Lease Agreement dated October 8, 2021, by and between Zhejiang New Material and Zhejiang Forasen Energy Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 15, 2022)

4.8	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 3, 2022)
4.9	Equity Transfer Agreement (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 6, 2022)
4.10

Subscription Agreement, by and between the Company and Lishui Yilian Enterprise Management Consulting Co., Ltd. dated April 1, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on April 4, 2022)

4.11*	English Translation of Small Business Loan Agreement dated June 22, 2022, by and between Khingan Forasen and Industrial and Commercial Bank of China Tahe Branch
4.12*	English Translation of Business Express Loan Contract dated June 27, 2022, by and between Khingan Forasen and Industrial and Commercial Bank of China Tahe Branch

4.13*	English Translation of Loan Agreement dated May 24, 2022, by and between Khingan Forasen and China Zheshang Bank Co., Ltd. Qiantang Branch
4.14*	English Translation of Loan Agreement dated June 1, 2022, by and between Khingan Forasen and China Zheshang Bank Co., Ltd. Qiantang Branch
4.15*	English Translation of Working Capital Loan Agreement dated July 18, 2022, by and between Khingan Forasen and Xiaoshan Rural Commercial Bank Louta Branch
4.16*	English Translation of Lease Agreement dated September 1, 2022, by and between Zhejiang CN Energy and Lishui Yonglian Startup Services Co., Ltd.
4.17*	English Translation of Lease Agreement dated September 1, 2022, by and between CN Energy Development and Lishui Yonglian Startup Services Co., Ltd.
4.18*	English Translation of Lease Agreement dated February 10, 2022, by and between Hangzhou Forasen and Sigma Holdings (Hangzhou) Co., Ltd.
4.19

Securities Purchase Agreement dated December 30, 2022, by and between the Registrant and Streeterville Capital, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 3, 2023)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yingke Wuxi Law Firm
15.2*	Consent of Enrome LLP
15.3*	Consent of Friedman LLP
101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

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

Date: January 27, 2023

CN ENERGY GROUP. INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CN Energy Group. Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2022, the related consolidated statements of income and comprehensive income, changes in shareholder’s equity, and cash flows for the year ended September 30, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matters

Restatement adjustments for changes in share re-designation

The consolidated financial statements of the Company as of September 30, 2021 were audited by other auditor. As described in note 19, the Company adjusted all shares and per share data periods presented for the shares re-designation. We audited the adjustments that were applied to restate the disclosure for share re-designation reflected in the September 30, 2021 consolidated financial statements to retrospectively apply the effects of the share re-designation that occurred subsequent to the year ended September 30, 2021. However, we were not engaged to audit, review, or apply any procedures to the September 30, 2021 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the September 30, 2021 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2022.

Singapore

January 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share re-designation as described in Note 19, the accompanying consolidated balance sheet of CN Energy Group. Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, before the effects of share re-designation to restate all shares and per share data for all periods presented as described in Note 19, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to adjustments to retrospectively apply the change in accounting related to the share re-designation as described in Note 19, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Friedman LLP

We have served as the Company’s auditor from 2018 to 2022.

New York, New York

February 15, 2022

CN ENERGY GROUP. INC.

CONSOLIDATED BALANCE SHEETS

ASSETS
	September 30,	September 30,
	2022	2021
Current Assets:
Cash	$18,046,872	$190,758
Term deposit	—	3,096,000
Accounts receivable	18,764,549	12,375,425
Inventory	784,251	1,116,613
Advances to suppliers, net	18,262,520	10,800,478
Other receivables	—	21,153,506
Prepayment for an acquisition of a subsidiary	17,746,979	—
Due from a related party	116,250	—
Prepaid expenses and other current assets	495,344	155,021
Total current assets	74,216,765	48,887,801

Property, plant and equipment, net	14,538,686	14,285,557
Prepayment for property, plant and equipment	4,224,229	3,781,844
Intangible assets, net	11,913	68,427
Land use right, net	511,177	574,587
Right of use lease assets, net	314,339	97,160
Long-term deposits	1,124,763	1,238,555
Deferred tax assets	—	29,209
Total Assets	$94,941,872	$68,963,140

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term bank loans	$3,711,253	$1,238,400
Long-term bank loans, current	20,009	264,393
Accounts payable	7,487,319	1,776,626
Deferred revenue, current	96,542	111,301
Proceeds from private placement	18,000,000	—
Due to related parties	—	1,426,631
Taxes payable	589,315	243,413
Operating lease liabilities, current	32,899	36,720
Accrued expenses and other current liabilities	524,197	545,632
Total current liabilities	30,461,534	5,643,116

Long-term bank loans, non-current	421,733	22,033
Deferred revenue, non-current	207,352	489,439
Operating lease liabilities, non-current	15,484	32,351
Deferred tax liabilities	53,443	97,249
Total liabilities	31,159,546	6,284,188

Commitments and contingencies

Shareholders’ Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 20,062,658 and 16,738,307 shares issued and outstanding as of September 30, 2022 and 2021, respectively	54,278,472	47,965,683
Class B ordinary share, no par value, unlimited number of shares authorized; 3,020,969 and 3,580,969 shares issued and outstanding as of September 30, 2022 and 2021, respectively	4,231,055	5,015,142
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	524,723	315,808
Retained earnings	2,415,349	394,556
Accumulated other comprehensive (loss) income	(6,532,472)	122,564
Total shareholders’ equity	63,782,326	62,678,952

Total Liabilities and Shareholders’ Equity	$94,941,872	$68,963,140

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended September 30,
	2022	2021	2020

Revenue	$40,205,586	$19,846,921	$12,476,314

Cost of revenue	(36,563,945)	(17,230,306)	(9,117,125)

Gross profit	3,641,641	2,616,615	3,359,189

Operating expenses:
Selling expenses	(89,312)	(198,443)	(148,137)
General and administrative expenses	(2,060,122)	(1,449,267)	(920,062)
Research and development expenses	(1,032,378)	(385,525)	(287,299)
Total operating expenses	(3,181,812)	(2,033,235)	(1,355,498)

Income from operations	459,829	583,380	2,003,691

Other income (expenses):
Interest expense	(157,221)	—	(27,691)
Government subsidy income	1,636,491	1,079,348	470,865
Interest income	702,872	191,227	—
Other (expenses) income	(97,990)	(120,246)	68,024
Total other income, net	2,084,152	1,150,329	511,198

Income before income taxes	2,543,981	1,733,709	2,514,889

Provision for income taxes	(314,273)	(437,349)	(170,119)

Net income	2,229,708	1,296,360	2,344,770

Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	(975,000)	—

Net income attributable to Shareholders	$2,229,708	$321,360	$2,344,770

Net income	2,229,708	1,296,360	2,344,770

Other comprehensive income:
Foreign currency translation (loss) gain	(6,655,036)	1,089,346	977,659

Comprehensive (loss) income	$(4,425,328)	$2,385,706	$3,322,429

Earnings per share – basic and diluted	$0.10	$0.02	$0.23

Weighted average shares outstanding – basic and diluted	21,659,797	15,197,508	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2022, 2021, AND 2020

									Retained	Accumulated Other
	Ordinary Shares*						Additional		Earnings	Comprehensive	Total
	Class A Ordinary Shares		Class B Ordinary Shares		Preferred Shares		Paid-in	Statutory	(Accumulated	Income	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	(Loss)	Equity

Balance at September 30, 2019	6,419,031	$8,990,479	3,580,969	$5,015,142	—	—	$7,890,199	—	$(1,955,766)	$(1,944,441)	$17,995,613
Issuance of convertible preferred shares	—	—	—	—	500,000	1,800,000	—	—	—	—	1,800,000
Net income for the year	—	—	—	—	—	—	—	—	2,344,770	—	2,344,770
Appropriation to statutory reserve	—	—	—	—	—	—	—	129,497	(129,497)	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	977,659	977,659

Balance at September 30, 2020	6,419,031	$8,990,479	3,580,969	$5,015,142	$500,000	$1,800,000	$7,890,199	$129,497	$259,507	$(966,782)	$23,118,042
Issuance of Ordinary Shares, net of offering expenses	5,750,000	20,135,204	—	—	—	—	—	—	—	—	20,135,204
Preferred Shares converted into Ordinary Shares	500,000	1,800,000	—	—	(500,000)	(1,800,000)	—	—	—	—	—
Issuance of Ordinary Shares for private placement, net	4,000,000	17,040,000	—	—	—	—	—	—	—	—	17,040,000
Exercise of warrants	69,276	—	—	—	—	—	—	—	—	—	—
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	—	—	—	—	—	975,000	—	(975,000)	—	—
Net income for the year	—	—	—	—	—	—	—	—	1,296,360	—	1,296,360
Appropriation to statutory reserve	—	—	—	—	—	—	—	186,311	(186,311)	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	1,089,346	1,089,346

Balance at September 30, 2021	16,738,307	$47,965,683	3,580,969	$5,015,142	—	—	$8,865,199	$315,808	$394,556	$122,564	$62,678,952
Class B Ordinary Shares converted into Class A Ordinary Shares	560,000	784,087	(560,000)	(784,087)	—	—	—	—	—	—	—
Issuance of Ordinary Shares for private placement, net	2,764,351	5,528,702	—	—	—	—	—	—			5,528,702
Net income for the year	—	—	—	—	—	—			2,229,708	—	2,229,708
Appropriation to statutory reserve	—	—	—	—	—	—	—	208,915	(208,915)	—	—
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	(6,655,036)	(6,655,036)
Balance at September 30, 2022	20,062,658	$54,278,472	3,020,969	$4,231,055	—	—	$8,865,199	$524,723	$2,415,349	$(6,532,472)	$63,782,326

The accompanying notes are an integral part of these consolidated financial statements.

*	Retrospectively restated for effect of share re-designation on July 22, 2022 (see Note 20).

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended September 30,
	2022	2021	2020
Cash flows from operating activities:
Net income	$2,229,708	$1,296,360	$2,344,770
Adjustments to reconcile net income to net cash
used in operating activities:
Depreciation expense	1,365,830	1,050,924	916,386
Loss on sale of property, plant and equipment	42	68,155	—
Amortization of operating lease right-of-use assets	106,011	51,972	8,814
Amortization of intangible assets and land use right	65,852	123,205	114,091
Changes in bad debt allowances	497,397	39,953	56,100
Deferred income taxes	(9,033)	83,893	(8,415)
Amortization of deferred revenue	(261,533)	(110,438)	40,105
Changes in operating assets and liabilities:
Accounts receivable	(8,503,455)	(3,159,543)	(4,216,674)
Inventory	248,675	1,828,011	(231,162)
Advances to suppliers	(9,286,781)	(9,125,201)	250,028
Prepaid expenses and other current assets	(384,367)	(278,122)	(425)
Accounts payable	6,357,128	(3,284,531)	(1,060,649)
Operating lease liabilities	(366,239)	(71,929)	(16,167)
Taxes payable	398,560	(13,627)	87,713
Accrued expenses and other current liabilities	27,586	(92,151)	(103,427)
Net cash used in operating activities	(7,514,619)	(11,593,069)	(1,818,912)

Cash flows from investing activities:
Other receivables	20,790,311	(20,739,840)	—
Prepayment to acquire a subsidiary	(17,746,979)
Prepayment for purchase of property, plant and equipment	(1,421,646)	(3,752,528)	—
Purchase of property, plant and equipment	(2,493,448)	(434,834)	(14,693)
Proceeds from sale of property, plant and equipment	—	77,527	—
Purchase of term deposit	—	(3,072,000)	—
Withdrawal of term deposits	3,042,843	—	—
Purchase of intangible assets	—	—	(4,663)
Long-term deposits	—	—	(856,475)
Net cash provided by (used in) investing activities	2,171,081	(27,921,675)	(875,831)

Cash flows from financing activities:
Deferred offering costs	—	—	(26,929)
Issuance of convertible preferred shares	—	—	1,800,000
Proceeds from the Initial Public Offering	—	23,000,000	—
Direct costs disbursed from Initial Public Offering proceeds	—	(2,377,450)	—
Proceeds from private placement	5,528,702	18,000,000	—
Direct costs disbursed from private placement proceeds	—	(960,000)	—
Proceeds from private placements	18,000,000
Repayment of related parties loans	(2,000,295)	—	(433,769)
Proceeds from related parties loans	414,814	534,226	—
Repayment of short-term bank loans	(2,922,341)	(1,689,600)	(710,756)
Proceeds from short-term bank loans	5,918,330	1,231,872	1,995,254
Proceeds from long-term bank loan	—	284,206	—
Net cash provided by financing activities	24,939,210	38,023,254	2,623,800

Effect of exchange rate changes on cash	(1,739,558)	112,213	80,643

Net increase (decrease) in cash	17,856,114	(1,379,277)	9,700

Cash, beginning of year	190,758	1,570,035	1,560,335

Cash, end of year	$18,046,872	$190,758	$1,570,035

Supplemental disclosure information:
Cash paid for income tax	$71,849	$387,595	$93,086
Cash paid for interest	$45,218	$58,703	$27,873

Supplemental non-cash activities:
Accrued deferred offering costs	—	—	$34,650
Payment of professional fees funded by related party loans	—	—	$351,121
Deferred offering costs funded by a related party through related party loans	—	$487,346	$8,142
Accounts payable related to construction in progress	—	—	$1,729,261
Right of use assets obtained in exchange for operating lease obligations	—	—	$146,684
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	$975,000	—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and nature of business

CN ENERGY GROUP. INC. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy, through its subsidiaries (collectively, the “Company”), manufactures and supplies wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and produces biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

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

On March 31, 2022, CN Energy USA Inc. (“CN Energy USA”) was incorporated under the laws of the State of Delaware, the United States of America. CN Energy owns 100% of the equity interests in CN Energy USA.

On April 8, 2022, Zhoushan Xinyue Trading Co., Ltd. (“Zhoushan Xinyue”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhoushan Xinyue.

On April 13, 2022, Ningbo Nadoutong Trading Co., Ltd. (“Ningbo Nadoutong”) was incorporated under the laws of the PRC. CN Energy Development owns 100% of the equity interests in Ningbo Nadoutong.

On October 11, 2022, Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhejiang Yongfeng.

Upon the completion of the Reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the U.S., and the British Virgin Islands. Details of the subsidiaries of the Company are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding Company
Energy Holdings	August 29, 2013	Hong Kong	100%	Holding Company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding Company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding Company
Manzhouli CN Technology	June 10,2019	Inner Mongolia, China	100%	Holding Company
CN Energy Development	April 18, 2019	Zhejiang, China	100%	Holding Company
Khingan Forasen	March 5,2009	Heilongjiang, China	100%	Produces and distributes activated carbon and biomass electricity
Hangzhou Forasen	March 16,2006	Zhejiang, China	100%	Distributes activated carbon products
Zhongxing Energy	May 21,2018	Inner Mongolia, China	100%	Expected to produce activated carbon and steam for heating in the future
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Expected to produce and sell wading activated carbon in the future
CN Energy USA	March 31, 2022	Delaware, U.S.A.	100%	Investment, consultation and trading, inactive.
Zhoushan Xinyue	April 8, 2022	Zhejiang, China	100%	Trading, inactive.
Ningbo Nadoutong	April 13, 2022	Zhejiang, China	100%	Trading, inactive.
Zhejiang Yongfeng	October 11, 2022	Zhejiang, China	100%	Produces and distributes activated carbon, inactive.

Note 1 – Organization and nature of business (Continued)

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

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. The Company maintains all of its bank accounts in the PRC. As of September 30, 2022 and 2021, the Company had no cash equivalents.

Term deposit

Term deposit represents fixed-term deposit of money into an account at a financial institution with maturity over three months. As of September 30, 2022 and 2021, the Company had term deposit of nil and $3,096,000, respectively. The Company earns interest at a fixed annual rate of 2% with a one-year maturity on this term deposit.

Note 2 – Summary of significant accounting policies (Continued)

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

Inventory

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. No inventory reserves were recorded as of September 30, 2022 and 2021.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property, plant and equipment are as follows:

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

Prepayment for property, plant and equipment represents payment made for production line equipment to be installed in the new production plant in Manzhouli City. Prepayment for property, plant and equipment is not depreciated. Upon readiness for intended use, prepayment for property, plant and equipment is reclassified to the appropriate category within property, plant, and equipment.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

Note 2 – Summary of significant accounting policies (Continued)

Intangible assets

Intangible assets consist primarily of patents and software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the following estimated useful lives:

Useful life
Patents	10 years
Software	10 years

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2022 and 2021.

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. See “Note 17—Leases” for further discussion.

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

Note 2 – Summary of significant accounting policies (Continued)

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

The Company also provides technical services to customers who purchase activated carbon from the Company. The revenue of technical services is recognized on a straight-line basis over the service period as earned.

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

There were no contract assets as of September 30, 2022 and 2021. For the fiscal years ended September 30, 2022, 2021, and 2020, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

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

Refer to “Note 18—Segment reporting” for details of revenue disaggregation.

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expenses, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $65,881, $164,230, and $107,355 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the fiscal years ended September 30, 2022, 2021, and 2020, the Company had subsidy income of $1,636,491 $1,079,348, and $470,865, including $132,212, $110,439, and $102,617 for equipment of energy projects grants, $636,536, $968,909, and $368,248 of value-added tax refund, $760,711, nil, and nil of becoming a public company, and $107,033, nil, and nil of other miscellaneous grants, respectively.

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of September 30, 2022 and 2021, the balance of unrecognized government grants was $303,894 and $600,740, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2022, 2021, and 2020, $132,212, $110,439, and $102,617 was recorded in government subsidy income, respectively.

Income taxes

The Company’s subsidiaries in the PRC, Hong Kong, and the U.S. are subject to the income tax laws of the PRC, Hong Kong, and the U.S. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2022 and 2021. As of September 30, 2022, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s subsidiaries remain open for statutory examination by tax authorities.

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

Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Khingan Forasen and its branch office, Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (“Biopower Plant”), are entitled to obtained 70% VAT refund as they meet the requirement of national comprehensive utilization of resources program. For the fiscal years ended September 30, 2022, 2021, and 2020, $636,536, $968,909, and $368,248 of VAT refund was recorded in government subsidy income, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, accounts receivable, advances to suppliers, and other receivables. Most of the Company’s cash is maintained with banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $76,071) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.  The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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

The exchange rates in effect as of September 30, 2022 and 2021, were RMB1 for $0.1577 and $0.1548, respectively. The average exchange rates for the fiscal years ended September 30, 2022, 2021, and 2020, were RMB1 for $0.1570, $0.1536 and $0.1427, respectively.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the fiscal years ended September 30, 2022, 2021, and 2020.

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

All of the Company’s revenue is derived from sales in China. Since late January 2020, the coronavirus (“COVID-19”) was rapidly evolving in China and globally, which led to disruptions in the business and transportation. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. During fiscal year 2021, the Company’s production, sales, and construction of the new facility in Manzhouli City were disrupted several times by government regulations in response to the COVID-19 pandemic. In 2022, the repeated COVID-19 outbreaks in China have continued to impact the Company’s production, sales, and construction activities. Due to regulations of the Chinese government in response to the COVID-19 pandemic, the Company had to halt the transportation of raw materials several times, which led to higher costs of raw materials and transportation. The construction of the new facility in Manzhouli City was also disrupted several times. The COVID-19 pandemic may continue to materially adversely affect the Company’s business operations and condition and operating results for fiscal year 2023, including but not limited to a material negative impact on its total revenue, slower collection of accounts receivables, additional allowance for doubtful accounts, disruption to supply chain, and an increase in the cost of raw materials. Because of the significant uncertainties surrounding the COVID-19 pandemic, the Company cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

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

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	September 30,	September 30,
	2022	2021

Trade accounts receivable	$19,095,539	$12,375,425
Less: allowance for doubtful accounts	(330,990)	—
Accounts receivable, net	$18,764,549	$12,375,425

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products and biomass electricity are sold and delivered to customers.

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2022	2021
Balance at beginning of year	—	—
Addition to allowance for doubtful accounts	358,218	—
Translation adjustments	(27,228)	—
Balance at end of year	$330,990	—

Note 4 – Inventory

Inventory consisted of the following:

	September 30,	September 30,
	2022	2021

Raw materials	$536,368	$932,145
Finished goods	247,883	184,468
Total	$784,251	$1,116,613

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	September 30,	September 30,
	2022	2021

Advances for raw materials purchase	$18,524,038	$10,949,095
Less: allowance for doubtful accounts	(261,518)	(148,617)
Advances to suppliers, net	$18,262,520	$10,800,478

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2022	2021

Balance at beginning of year	$148,617	$102,884
Addition to allowance for doubtful accounts	136,966	90,278
Recovery in allowance for doubtful accounts	—	(50,013)
Translation adjustments	(24,065)	5,468
Balance at end of year	$261,518	$148,617

Note 6 – Other receivables

Other receivables as of September 30, 2021 mainly resulted from the following: (1) in June 2021 and August 2021, to ensure that the Company’s procurement needs are prioritized, the Company provided RMB80 million (approximately $12,384,000) working capital support to two major suppliers for their supply chain projects. The working capital support is for one year and guaranteed by two third parties and collateralized by their property and buildings. In return, the Company earns interest at a fixed annual rate of 7%. Interest income is accrued on a monthly basis and will be collected upon maturity. In January 2022, these two suppliers issued six-month bankers’ acceptances in the amount of RMB80 million to the Company; and (2) in fiscal year 2021, the Company made prepayments to three suppliers for raw material purchases. Due to the impact of the COVID-19 pandemic, those three suppliers could not deliver raw materials to the Company as agreed upon. As a result, one of them refunded RMB20 million (approximately $3,100,000) to the Company in December 2021 and two issued six-month bankers’ acceptances in the amount of RMB35 million (approximately $5,418,000) to the Company in January 2022. The above balances were fully collected in August 2022.

Note 7 – Property, plant, and equipment, net

Property, plant, and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30,	September 30,
	2022	2021

Property and buildings	$7,139,369	$7,828,294
Machinery and equipment	9,217,130	7,793,640
Office equipment	101,878	119,107
Vehicles	227,030	132,173
Subtotal	16,685,407	15,873,214
Construction in progress	5,294,970	5,253,930
Less: accumulated depreciation	(7,441,691)	(6,841,587)
Property, plant, and equipment, net	$14,538,686	$14,285,557

Depreciation expense was $1,365,830, $1,050,924 and $916,386 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

Note 8 – Prepayment for property, plant and equipment

As of September 30, 2022, the Company had prepayment in the amount of $4,224,229 for the production line equipment to be installed in the new production plant in Manzhouli City. Since the groundwork of the factory workshop was delayed by the local government’s shelter-in-place orders due to the COVID-19 pandemic, the equipment was not delivered as of September 30, 2022. The construction is expected to be completed by December 2023 and the equipment is expected to be delivered by December 2023. As of September 30, 2022, the Company had contractual obligations of approximately $0.2 million, which are expected to be paid over the next 12 months upon the delivery and installation of the equipment. In addition, contractual obligations of groundwork of the factory workshop as of September 30, 2022 were approximately $0.2 million, which are expected to be paid in fiscal year 2024, upon the completion of the construction of the factory workshop.

The Company purchased land use right at the cost of RMB3.7 million ($0.6 million) on November 16, 2018. The acreage is 279,862 square feet. The period of use is from November 16, 2018 to November 16, 2068. The Company intends to build an activated carbon production base on the land.

Note 8 – Prepayment for property, plant and equipment (Continued)

Land use right, net, consisted of the following:

	September 30,	September 30,
	2022	2021

Land use right	$554,122	$610,182
Less: accumulated amortization	(42,945)	(35,595)
Land use right, net	$511,177	$574,587

Amortization expense was $11,493, $12,109, and $11,251 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2023	$9,235
Fiscal 2024	9,235
Fiscal 2025	9,235
Fiscal 2026	9,235
Fiscal 2027	9,235
Thereafter	465,002
Total	$511,177

Note 9 – Intangible assets, net

Intangible assets, net consisted of the following:

	September 30,	September 30,
	2022	2021

Software	$14,409	$15,867
Purchased patents	1,002,360	1,103,768
Subtotal	1,016,769	1,119,635
Less: accumulated amortization	(1,004,856)	(1,051,208)
Intangible assets, net	$11,913	$68,427

Amortization expense was $54,359, $111,096, and $102,840 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2023	$8,774
Fiscal 2024	459
Fiscal 2025	459
Fiscal 2026	459
Fiscal 2027	459
Thereafter	1,303
Total	$11,913

Note 10 – Long-term deposits

Long-term deposits consisted of the following:

	September 30,	September 30,
	2022	2021
Construction deposit (a)	$843,607	$928,955
Deposit for acquisition of land use rights (b)	281,156	309,600
Long-term deposits	$1,124,763	$1,238,555
(a)	On June 25, 2020, the Company entered into a construction agreement with a third party, Manzhouli Lancheng Project Management Co., Ltd., for the first stage of construction of the Company’s new facility in Manzhouli City, China. Pursuant to the agreement, the Company made a payment of RMB6 million (equivalent to $0.8 million as of September 30, 2022) as security deposit. The deposit is interest-free and is refundable upon the completion of the project.
(b)	The Company paid a deposit of RMB2 million (equivalent to $0.3 million as of September 30, 2022) to the Finance Bureau designated by the Tahe County Land and Resources Bureau, to bid for the acquisition of the land use rights for the land which the Company leases from Tahe County and where Biopower Plant is currently located. The deposit is interest-free and refundable if the Company decides not to purchase the land use rights when the lease expires.

Note 11 – Short-term and long-term bank loans

	September 30,	September 30,
	2022	2021
Short-term bank loans
Industrial and Commercial Bank of China (Tahe Branch)	$1,757,223	$1,238,400
China Zheshang Bank Co., Ltd.	1,251,142	—
Bank of Beijing (Yangzhou Branch)	702,888	—
Total short-term bank loans	$3,711,253	$1,238,400
Long-term bank loans
Long-term bank loans, current portion
WeBank Co., Ltd.	$20,009	$264,393
Long-term bank loans, non-current portion
Xiaoshan Rural Commercial Bank	421,733	—
WeBank Co., Ltd.	—	22,033
Total long-term loans	$441,742	$286,426

Total short-term and long-term loans	$4,152,995	$1,524,826

The following table summarizing the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of each secured and unsecured short-term and long-term bank loan:

Note 11 – Short-term and long-term bank loans (Continued)

	Loan	Loan	Loan	Loan	Effective
For the fiscal year ended September 30, 2022	commencement	maturity	amount	amount	interest
Secured short-term bank loans	date	date	in RMB	in USD	rate	Note
Industrial and Commercial Bank of China (Tahe Branch)	May 25, 2022	May 25, 2023	4,500,000	$632,600	3.80%	1
Industrial and Commercial Bank of China (Tahe Branch)	June 24, 2022	June 24, 2023	5,000,000	702,889	4.35%	2
China Zheshang Bank Co., Ltd.	May 25, 2022	May 23, 2023	4,000,000	562,311	5.5%	3
China Zheshang Bank Co., Ltd.	June 1, 2022	May 31, 2023	4,900,000	688,831	5.5%	4
Bank of Beijing (Yangzhou Branch)	December 21, 2021	December 20, 2022	5,000,000	702,888	4.75%	5
Total secured short-term bank loans			23,400,000	$3,289,519

Unsecured short-term bank loans
Industrial and Commercial Bank of China (Tahe Branch)	December 14, 2021	December 9, 2022	1,500,000	$210,867	3.85%
Industrial and Commercial Bank of China (Tahe Branch)	December 15, 2021	December 10, 2022	1,500,000	210,867	3.85%
Total unsecured short-term bank loans			3,000,000	$421,734

Total short-term bank loans			26,400,000	$3,711,253

Secured long-term bank loans
Long-term bank loan, current portion
WeBank Co., Ltd.	October 9, 2020	October 9, 2022	142,331	$20,009	10.26%	6
Long-term bank loan, non-current portion
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	421,733	6.31%	7
Total long-term bank loans			3,142,331	$441,742

Total short-term and long-term bank loans			29,542,331	$4,152,995

For the fiscal year ended September 30, 2021
Secured short-term bank loans
Industrial and Commercial Bank of China (Tahe Branch)	June 24, 2021	June 24, 2022	5,000,000	$774,000	4.35%	2
Unsecured short-term bank loans
Industrial and Commercial Bank of China (Tahe Branch)	June 21, 2021	June 12, 2022	1,500,000	232,200	4.65%
Industrial and Commercial Bank of China (Tahe Branch)	June 21, 2021	June 13, 2022	1,500,000	232,200	4.65%
Total short-term bank loans			8,000,000	$1,238,400
Secured long-term bank loans
WeBank Co., Ltd.	October 9, 2020	October 9, 2022	573,144	$88,722	10.26%	6
WeBank Co., Ltd.	October 9, 2020	October 9, 2022	573,144	88,722	10.26%	6
WeBank Co., Ltd.	October 9, 2020	October 9, 2022	561,679	86,949	10.26%	6
Long-term bank loans current portion			1,707,967	264,393
Long-term bank loans non-current portion			142,328	22,033
Total long-term bank loans			1,850,295	$286,426

Note 11 – Short-term and long-term bank loans (Continued)

(1)	The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance.
(2)

The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance, personal guaranteed by Mr. Wenhua Liu, who is a legal representative of Khingan Forasen and a director of the Company, and is collateralized by the property, plant and equipment of Khingan Forasen, with a net book value of RMB2.1 million (equivalent to approximately $0.3 million as of September 30, 2022).

(3)

The loan is collateralized by a property owned by a third party, Sigma Holdings (Hangzhou) Co., Ltd, which has a valuation of RMB5.35 million (equivalent to approximately $752,091), is guaranteed by, Ms. Yefang Zhang, a principal shareholder, and by a subsidiary of the Company, CN Energy Development.

(4)	This loan is guaranteed by, Ms. Yefang Zhang, a principal shareholder, and by a subsidiary of the Company, CN Energy Development.
(5)

The loan is guaranteed by a third party, Yangzhou High Tech Financing Guarantee Co., Ltd, Ms. Yefang Zhang, principal shareholder, and Mr. Zhengyu Wang, former CEO and spouse of principal shareholder, for up to 100% of the outstanding principal and normal interest balance.

(6)

This line of credit agreement with WeBank Co., Ltd is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to approximately $703,000 as of September 30, 2022).

(7)The loan is guaranteed by a subsidiary of the Company, CN Energy Development.

Note 12 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30,	September 30,
	2022	2021
Payroll payable	$291,616	$444,453
Accrued expenses	232,581	101,179
Accrued expenses and other current liabilities	$524,197	$545,632

Note 13 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing a guarantee as an additional security for bank loans and providing working capital loan to the Company
Zhengyu Wang	Former CEO, spouse of Ms. Yefang Zhang	Providing a guarantee as an additional security for bank loans
Hangzhou Nongyuan Network Technology Co., Ltd.	Owned by Yefang Zhang’s daughter	Lease of office space to the Company
Wenhua Liu	Legal representative of Khingan Forasen and a director of the Company	Providing a guarantee as an additional security for bank loans

Note 13 – Related party transactions (Continued)

Due from a related party

As of September 30, 2022 and 2021, amount due from Yefang Zhang was $116,250 and nil, respectively. The amount was fully repaid by Yefang Zhang in January 2023.

Due to a related party

As of September 30, 2022 and 2021, the Company owed Yefang Zhang nil and $1,426,631, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

Operating lease from a related party

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd., a PRC company wholly owned by Yefang Zhang’s daughter, to lease approximately 1,006 square feet of office space in Hangzhou. The lease term was for two years with annual rent of RMB283,258 (equivalent of $43,095). The lease was terminated on February 15, 2022.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term bank loans (see Note 11).

Note 14 – Taxes

Corporation Income Tax

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

Note 14 – Taxes (Continued)

The impact of the reduced tax rate noted above decreased the Company’s income taxes by $230,332, $245,816, and $294,516 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively. The benefits of the reduced tax rate and tax exemption on net income per share (basic and diluted) were $0.01, $0.02, and $0.03 for the fiscal years ended September 30, 2022, 2021, and 2020, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the fiscal years ended September 30,
	2022	2021	2020

China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(8.8)%	(14.2)%	(11.7)%
Research and development (“R&D”) tax credit	(4.4)%	(3.0)%	(1.3)%
Effect of non-taxable government subsidy income	(3.4)%	(1.0)%	(0.6)%
Non-PRC entities not subject to PRC tax	2.1%	8.7%	2.2%
Change in valuation allowance	(0.3)%	0.9%	(6.2)%
Prior year true-up	0.0%	7.8%	—
Others	2.5%	1.0%	(0.6)%
Effective tax rate	12.8%	25.2%	6.8%

The provision for income tax consisted of the following:

	For the fiscal years ended September 30,
	2022	2021	2020

Current income tax provision	$323,306	$353,456	$178,534
Deferred income tax provision	(9,033)	83,893	(8,415)
Income tax provision	$314,273	$437,349	$170,119

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	September 30,	September 30,
Deferred tax assets:	2022	2021

Net operating loss carryforwards	$60,387	$287,186
Allowance for doubtful accounts	—	29,209
Valuation allowance on net operating loss	(60,387)	(287,186)
Total	$0	$29,209

Deferred tax liabilities:
Accelerated depreciation of equipment	$53,443	$97,249
Total	$53,443	$97,249

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $241,548 and $1,799,000 as of September 30, 2022 and 2021, respectively, which may be available for reducing future taxable income.

Note 14 – Taxes (Continued)

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $60,387 and $287,186 was recorded against the gross deferred tax asset balance at September 30, 2022 and 2021, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The net change in valuation allowance for the fiscal years ended September 30, 2022, 2021, and 2020 was a decrease of $226,799, an increase of $29,336 and a decrease of $137,642, respectively.

Note 15 – Concentration of major customers and suppliers

For the fiscal year ended September 30, 2022, one major customer accounted for 58% of the Company’s total sales. For the fiscal year ended September 30, 2021, three major customers accounted for approximately 44%, 33%, and 11% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2020, three major customers accounted for approximately 36%, 26%, and 20% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2022, three major customers accounted for 42%, 20%, and 18% of the Company’s accounts receivable balance, respectively. As of September 30, 2021, three major customers accounted for approximately 46%, 31%, and 20% of the Company’s accounts receivable balance, respectively.

For the fiscal year ended September 30, 2022, two major suppliers accounted for 35% and 14% of the total purchases, respectively. For the fiscal year ended September 30, 2021, three major suppliers accounted for approximately 26%, 25% and 16% of the total purchases, respectively. For the fiscal year ended September 30, 2020, three major suppliers accounted for approximately 29%, 17% and 10% of the total purchases, respectively.

As of September 30, 2022, four suppliers accounted for 27%, 18%, 17%, and 10% of the Company’s advance to suppliers balance, respectively. As of September 30, 2021, four suppliers accounted for approximately 40%, 15%, 15%, and 15% of the Company’s advance to suppliers balance, respectively.

Note 16 – Leases

On July 1, 2020, Biopower Plant entered into a lease agreement with Tahe Forestry Bureau (the “Landlord”) to lease the manufacturing facility. The lease period is from July 1, 2020 to March 31, 2025, and the annual rent is RMB126,440 (approximately $19,295). According to the lease agreement, Biopower Plant can only use the land and factory buildings for the operations of Biopower Plant and cannot transfer the lease to a third person without the prior consent of the Landlord; otherwise, the lease agreement shall be terminated. Biopower Plant is required to notify the Landlord at least two months in advance of the lease expiration date to renew the lease agreement.

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB454,043 (equivalent of $71,624). The Company prepaid total rent of RMB2,270,214 (equivalent of $358,120) upon the starting date of the lease period.

On February 15, 2022, Hangzhou Forasen entered into a lease agreement with a third party to lease approximately 1,012 square feet of office space in Hangzhou. The lease term is for one and a half years with annual rent of RMB283,258 (equivalent of $44,683).

As of September 30, 2022 and 2021, the remaining average lease term was an average of 1.9 years and 2.6 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.7% per annum and 6.5% per annum, as of September 30, 2022 and 2021, respectively.

Note 15 – Concentration of major customers and suppliers (Continued)

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	September 30,	September 30,
	2022	2021
Right-of-use assets under operating leases	$314,339	$97,160
Operating lease liabilities, current	32,899	36,720
Operating lease liabilities, non-current	15,484	32,351
Total operating lease liabilities	$48,383	$69,071

As of
September 30,
2022
Fiscal 2023	$34,193
Fiscal 2024	16,928
Total Future minimum lease payments	51,121
Less: Imputed interest	(2,738)
Total	$48,383

Note 17 – Commitments and contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Biopower Plant has not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day, starting from the date of underpayment, and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 18 – Segment reporting

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

Note 18 – Segment reporting (Continued)

The following table presents revenue by major product categories for the fiscal years ended September 30, 2022, 2021, and 2020, respectively:

	For the fiscal years ended September 30,
	2022	2021	2020
Activated carbon	$39,925,693	$19,573,266	$12,099,457
Biomass electricity	150,716	143,240	255,678
Technical service	129,177	130,415	121,179
Total	$40,205,586	$19,846,921	$12,476,314

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 19 – Shareholders’ equity

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

Share re-designation

In July 2022, the shareholders of the Company adopted a resolution to authorize the re-designation of the Company’s shares

(a)

from (i) an unlimited number of ordinary shares of no par value and an unlimited number of convertible preferred shares of no par value to (ii) an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value; and

(b)

the issued shares in the Company were re-designated and re-classified into Class A or Class B ordinary shares of no par value on a one for one basis, each with the rights and privileges as set forth in the Third Amended and Restated Memorandum and Articles of Association of the Company.

Each holder of Class A ordinary shares is entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares is entitled to 50 votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

The Company believes the re-designation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, there were 20,062,658 and 16,738,307 Class A ordinary shares issued and outstanding and 3,020,969 and 3,580,969 Class B ordinary shares issued and outstanding as of September 30, 2022 and 2021, respectively.

Note 19 – Shareholders’ equity (Continued)

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

There is no authorized convertible preferred share after the re-designation.

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

Note 19 – Shareholders’ equity (Continued)

Underwriter Warrants

In connection with the February 9, 2021 offering, the Company agreed to grant to the Underwriters Warrants (“UW Warrants”) covering a number of Ordinary Shares equal to 5% of the aggregate number of the Ordinary Shares sold in the offering (excluding the over-allotment shares). The warrants carried a term of five years and were exercisable at $4.80 per share. The UW Warrants were not exercisable for a period of 180 days after the effective date of the offering. On August 11, 2021, the warrants holders signed the Notice of Exercise of the UW Warrants for a cashless exercise, pursuant to which the Company issued an aggregate of 69,276 Ordinary Shares. As of September 30, 2022 and 2021, no warrants were outstanding.

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

The Company’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The Company’s PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves together with paid in capital of the Company’s PRC subsidiaries are not distributable as cash dividends. As of September 30, 2022 and 2021, the balance of the required statutory reserves was $524,723 and $315,808, respectively.

Note 20 – Subsequent events

1.	On September 27, 2022, the Company entered into a series of subscription agreements (collectively, the “2022 Subscription Agreements”) with 15 purchasers, each an unrelated third party to the Company (collectively, the “2022 Purchasers”). Pursuant to the 2022 Subscription Agreements, the 2022 Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the 2022 Purchasers, an aggregate of 10,514,018 Class A ordinary shares of the Company, no par value (the “Shares”), at a purchase price of $1.712 per share, and for an aggregate purchase price of $18,000,000 (the “Offering”). The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-264579), initially filed with the U.S. Securities and Exchange Commission on April 29, 2022 and declared effective on June 13, 2022 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on October 3, 2022. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shares were approved by the Company’s board of directors. On October 13, 2022, the Company completed the $18 million private placement by issuing 10,514,018 Class A ordinary shares to 2022 Purchasers.
2.	On November 11, 2022, the Company completed an acquisition of MZ Mining International Co., Ltd (“MZ HK”), a Hong Kong company that wholly owns MZ Pintai Mining (Zhejiang) Co., Ltd, which is a Chinese company that wholly owns Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (“Yunnan Yuemu”), pursuant to an equity transfer agreement (the “Equity Transfer Agreement”) dated September 30, 2022 with Shenzhen Xiangfeng Trading Co., Ltd. (the “Seller”). The Seller is independent from all directors and officers of the Company, and the Company itself. Pursuant to the Equity Transfer Agreement, the Seller first transferred 100% of its equity interests in Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Seller, to Yunnan Yuemu, and the Seller then sold and transferred, and the Company purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of the Company having a value of $18,373,771, delivered to the Seller and its designees.

Through the acquisition of 100% shares of MZ HK, the Company indirectly acquired 100% of the equity interests in Yunnan Honghao.

3.	On December 30, 2022, the Company completed a $3.23 million convertible promissory note transaction with an institutional investor (the “Investor”). Pursuant to a Securities Purchase Agreement, dated as of December 30, 2022, the Company issued and sold to the Investor a convertible promissory note of $3.23 million due on December 30, 2023, convertible into Class A ordinary shares, no par value, at a discount of $0.23 million. The discount will be amortized over a period of one year.

Note 21 – Condensed financial information of the parent company

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

The Company did not pay any dividend for the periods presented. As of September 30, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

	As of	As of
	September 30,	September 30,
	2022	2021
Assets
Current assets
Cash	$16,099	$8,105
Non-current assets
Investment in subsidiaries	64,114,716	65,012,468

Total assets	$64,130,815	$65,020,573

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties,	236,677	1,959,971
Accrued expenses and other current liabilities	—	381,650
Total liabilities	$236,677	$2,341,621

Commitments and contingencies

Shareholders’ equity
Class A ordinary share, no par value, unlimited number of shares authorized; 20,062,658 and 16,738,307 shares issued and outstanding as of September 30, 2022 and 2021, respectively	54,278,472	47,965,683
Class B ordinary share, no par value, unlimited number of shares authorized; 3,020,969 and 3,580,969 shares issued and outstanding as of September 30, 2022 and 2021, respectively	4,231,055	5,015,142
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	524,723	315,808
Retained earnings	2,415,349	394,556
Accumulated other comprehensive (loss) income	(6,532,472)	122,564
Total shareholders’ equity	63,782,326	62,678,952

Total liabilities and shareholders’ equity	$64,019,003	$65,020,573

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the fiscal years ended September 30,
	2022	2021	2020

General and administrative expenses	$(218,663)	$(438,020)	$(247,979)
Equity in earnings of subsidiaries	2,448,371	1,734,380	2,592,749
Net income	2,229,708	1,296,360	2,344,770
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	(975,000)	—
Net income attributable to Shareholders	2,229,708	321,360	2,344,770

Net income	2,229,708	1,296,360	2,344,770
Foreign currency translation (loss) gain	(6,655,036)	1,089,346	977,659
Comprehensive (loss) income	$(4,425,328)	$2,385,706	$3,322,429

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the fiscal years ended September 30,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,229,708	1,296,360	2,344,770
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(2,448,371)	(1,734,380)	(2,592,749)
Prepaid expenses and other current assets	92,000	—	—
Accrued expenses and other current liabilities	(202,001)	—	247,979
Net cash used in operating activities	(328,664)	(438,020)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(3,211,899)	(38,075,908)	—
Net cash used in investing activities	(3,211,899)	(38,075,908)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Initial Public Offering	—	23,000,000	—
Direct costs disbursed from Initial Public Offering proceeds	—	(2,377,450)	—
Proceeds from private placement	5,528,702	18,000,000	—
Direct costs disbursed from private placement proceeds	—	(960,000)	—
Proceeds from related party loans	—	859,483	—
Repayment of related party loans	(1,980,145)	—	—
Net cash provided by financing activities	3,548,557	38,522,033	—

CHANGES IN CASH	7,994	8,105	—

CASH, beginning of year	8,105	—	—

CASH, end of year	$16,099	$8,105	—
SUPPLEMENTAL NON-CASH ACTIVITIES:
Accrued deferred offering costs	—	$385,193	$34,650
Payment of professional fees funded by related party loans	—	$—	$351,121
Deferred offering costs funded by a related party through related party loans	—	$102,153	$8,142
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	$975,000	—