Form 20-F
period 2023-09-30
CN ENERGY GROUP. INC.
filed 2024-02-15
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

Building 2‑B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

People's Republic of China

(Address of principal executive offices)

Jinwu Huang, Chief Financial Officer

Telephone: + 86‑571‑87555823

Email:

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

An aggregate of 2,285,826 Class A ordinary shares and 100,698 Class B ordinary shares, no par value, as of September 30, 2023.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20‑F, unless the context otherwise requires, references to:

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Class A ordinary shares” are to the Class A ordinary shares, no par value, of CN Energy (as defined below);

•	“Class B ordinary shares” are to the Class B ordinary shares, no par value, of CN Energy. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares will be entitled to 50 votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis;

•	“CN Energy,” “we,” “us,” “our,” “our Company,” and the “Company” are to CN ENERGY GROUP. INC. (also referred to as 中北能源集团有限公司 in Chinese), a business company limited by shares incorporated under the laws of British Virgin Islands;

•	“CN Energy Development” are to CN Energy Industrial Development Co., Ltd. (also referred to as 中北能源产业发展有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy and Manzhouli CN Technology (as defined below);

•	“Energy Holdings” are to CN Energy’s wholly owned subsidiary, CLEAN ENERGY HOLDINGS LIMITED (also referred to as 清洁能源控股有限公司 in Chinese), a Hong Kong corporation;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Hangzhou Forasen” are to Hangzhou Forasen Technology Co., Ltd. (also referred to as 杭州富来森科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;

•	“Khingan Forasen” are to Greater Khingan Range Forasen Energy Technology Co., Ltd. (also referred to as 大兴安岭富来森能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;

•	“Manzhouli CN Energy” are to Manzhouli CN Energy Industrial Co., Ltd. (also referred to as 满洲里市中北能实业有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;

•	“Manzhouli CN Technology” are to Manzhouli CN Energy Technology Co., Ltd. (also referred to as 满洲里市中北能科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy (as defined below) and Manzhouli CN Energy;

•	“MZ HK” are to MZ Mining International Co., Ltd, a Hong Kong company acquired by the Company on November 11, 2022;

•	“MZ Pintai” are to MZ Pintai Mining (Zhejiang) Co., Ltd (also referred to as 美中品泰矿业（浙江）有限公司 in Chinese), a company incorporated under the laws of the PRC which is wholly owned by MZ HK;

•	“Ningbo Nadoutong” are to Ningbo Nadoutong Trading Co., Ltd. (also referred to as 宁波哪都通贸易有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;

•	“operating entities” are to CN Energy Development and its subsidiaries;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Tahe Biopower Plant” are to Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (also referred to as 大兴安岭富来森能源科技有限公司塔河生物发电厂 in Chinese), the branch office of Khingan Forasen;

•	“Yunnan Honghao” are to Yunnan Honghao Forestry Development Co., Ltd. (also referred to as 云南宏灏林业发展有限公司 in Chinese), a company incorporated in the PRC with limited liability, which is wholly owned by Yunnan Yuemu (as defined below);

•	“Yunnan Yuemu” are to Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (also referred to as 云南岳沐农林科技有限公司 in Chinese), a company incorporated in the PRC and wholly owned by MZ Pintai;

•	“Zhejiang CN Energy” are to Zhejiang CN Energy Technology Development Co., Ltd. (also referred to as 浙江中北能源科技开发有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;

•	“Zhejiang New Material” are to Zhejiang CN Energy New Material Co., Ltd. (also referred to as 浙江中北能新材料有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;

•	“Zhejiang Yongfeng New Material” are to Zhejiang Yongfeng New Material Technology Co., Ltd. (also refers to as 浙江咏丰新材料科技有限公司 in Chinese), a company with limited liability organized under the PRC, which is wholly owned by Hangzhou Forasen;

•	“Zhongxing Energy” are to Manzhouli Zhongxing Energy Technology Co., Ltd. (also referred to as 满洲里市众兴能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development; and

•	“Zhoushan Xinyue” are to Zhoushan Xinyue Trading Co., Ltd. (also referred to as 舟山信跃贸易有限公司in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Hangzhou Forasen.

This annual report on Form 20‑F includes our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

		September 30,
US$ Exchange Rate	2023	2022	2021
At the end of the year – RMB	RMB7.2960 to $1	RMB7.1135 to $1	RMB6.4599 to $1
Average rate for the year - RMB	RMB7.0533 to $1	RMB6.5728 to $1	RMB6.5104 to $1

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

2023 Corporate Restructuring

In December 2023, we conducted a corporate reorganization, which represented a strategic shift to streamline management control and enhance our operational efficiency. This restructuring is marked by four equity transfer agreements that redefine our corporate landscape.

On December 12, 2023, Zhejiang CN Energy and CN Energy Development entered into an equity transfer agreement. According to the terms of that agreement, CN Energy Development transferred 100% of the equity of Zhejiang New Material to Zhejiang CN Energy for no consideration. This equity transfer resulted in Zhejiang New Material being a wholly-owned subsidiary of Zhejiang CN Energy.

On December 15, 2023, Hangzhou Forasen and Zhejiang New Material signed an equity transfer agreement. Under this agreement, Hangzhou Forasen agreed to transfer 100% of its equity in Zhoushan Xinyue to Zhejiang New Material for no consideration. Upon the completion of this equity transfer, Zhoushan Xinyue became a wholly-owned subsidiary of Zhejiang New Material. On the same date, Zhejiang New Material and CN Energy Development entered into an equity transfer agreement, pursuant to which CN Energy Development transferred all its equity interest in Ningbo Nadoutong to Zhejiang New Material for no consideration. After this transfer, Ningbo Nadoutong became a wholly-owned subsidiary of Zhejiang New Material.

On December 21, 2023, Hangzhou Forasen and Zhejiang New Material entered into another equity transfer agreement, under which Hangzhou Forasen transferred 100% of its equity in Zhejiang Yongfeng New Material to Zhejiang New Material for no consideration. Upon the completion of this equity transfer, Zhejiang Yongfeng New Material became a wholly-owned subsidiary of Zhejiang New Material.

As of the date of this annual report, we have completed our corporate restructuring. The following diagram illustrates our corporate structure as of the date of this annual report.

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B ordinary shares will be entitled to 50 votes per one Class B ordinary share and each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share.

Share Consolidation

On December 20, 2023, our board of directors approved a resolution that resulted in (i) a share consolidation of 30 issued Class A ordinary shares with no par value into one Class A ordinary share, and (2) a share consolidation of 30 issued Class B ordinary shares into one Class B ordinary share (collectively, the “Share Consolidation”). Immediately after the Share Consolidation, each of our shareholder’s percentage ownership interest and proportional voting power remained unchanged, except for minor changes and adjustments resulting from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares remained substantially unaffected by the Share Consolidation. The Share Consolidation was effective at 5:00 p.m. British Virgin Islands time on January 18, 2024. Beginning with the opening of trading on January 19, 2024, our Class A ordinary shares started to trade on a post-Share Consolidation basis on the Nasdaq Capital Market. The Share Consolidation was primarily being effectuated to regain compliance with Nasdaq Listing Rule 5450(a)(1) related to the minimum price per share of our Class A ordinary shares.

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

Risks Associated with Doing Business in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder their ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. As our registration statement on Form F-1 was declared effective on February 4, 2021 and we completed our initial public offering and listing on February 9, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. Other than the foregoing, as of the date of this annual report, according to our PRC counsel, Universal Law Offices of Hangzhou, no relevant PRC laws or regulations in effect require that we obtain additional permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us and/or our subsidiaries to obtain regulatory approval from Chinese authorities for our continued listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting a subsequent offering, and these risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Given the Chinese government’s significant oversight and discretion over the conduct of the operating entities’ business, the Chinese government may intervene or influence the operating entities’ operations at any time, which could result in a material change in their operations and/or the value of our ordinary shares.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or our operating entities’ ability to conduct business, our ability to accept foreign investments or issue our securities to foreign investors because neither we nor our operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions

Permissions Required from PRC Authorities

As of the date of this annual report, we and the operating entities (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied.

As advised by our PRC counsel, Universal Law Offices of Hangzhou, other than those requisite for a domestic company in China to engage in the businesses similar to those of the operating entities, the operating entities are not required to obtain any additional permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operating entities’ operations. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that our operating entities are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If the operating entities (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our operating entities are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on February 4, 2021 and we completed our initial public offering and listing on February 9, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.”

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

As of the date of this annual report, CN Energy has transferred the net proceeds from our initial public offering, through Energy Holdings and Zhejiang CN Energy, to CN Energy Development and its subsidiaries, including RMB64,134,688.25 (approximately $9,537,500) to CN Energy Development, RMB103,921,379 (approximately $15,848,010) to Hangzhou Forasen, and RMB12,891,800 (approximately $1,966,000) to Zhongxing Energy.

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

For the fiscal year ended September 30, 2023, three major customers accounted for 13%, 13%, and 10% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2022, one major customer accounted for approximately 58% of the operating entities’ total sales. For the fiscal year ended September 30, 2021, three major customers accounted for approximately 44%, 33%, and 11% of the operating entities’ total sales, respectively. The operating entities’ major customers may change as they adjust marketing strategies, and any material business disruption affecting the operating entities’ major customers or any decrease in sales to their major customers may negatively impact their operations and cash flows if they fail to increase sales to other customers.

The operating entities have sourced their raw materials primarily from a limited number of suppliers. If they lose one or more of their suppliers, their operations may be disrupted, and their results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2023, the operating entities sourced 14% and 12% of their raw materials and activated carbon from their top two suppliers, respectively. For the fiscal year ended September 30, 2022, the operating entities sourced 35% and 14% of their raw materials from their top two suppliers, respectively. For the fiscal year ended September 30, 2021, the operating entities sourced 26%, 25%, and 16% of their raw materials and activated carbon from their top three suppliers, respectively. If they lose one or more of these suppliers and are unable to swiftly engage new suppliers, the operating entities’ production operations may be disrupted or even suspended, and they may not be able to deliver products to their customers on time. The operating entities may also have to pay a higher price to source from a different supplier on short notice. While the operating entities are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers in their desired timeline. As a result, the operating entities’ results of operations may be adversely and materially impacted.

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

If the operating entities’ production facilities were to cease production unexpectedly in whole or in part, their sales and financial results could be materially and adversely affected. Such a disruption could be caused by a number of different events, including:

•	maintenance outages;

•	prolonged power failures;

•	equipment failures or malfunctions;

•	fires, floods, tornadoes, earthquakes, or other catastrophes;

•	potential unrest or terrorist activities;

•	labor difficulties; or

•	other construction, design, or operational problems, including those related to the granting, or the timetable for granting, of permits.

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

The operating entities may incur delays and budget overruns with respect to any facilities it constructs. Any such delays or cost overruns may have a material adverse effect on the operating entities’ operating results.

The operating entities currently have no construction projects. If the operating entities launch any construction projects in the future, such projects may entail significant risks that can give rise to delays or cost overruns, including the following:

•	insufficient capital to complete construction;

•	shortage of material or skilled labor;

•	unforeseen engineering, environmental, or geological problems;

•	work stoppages;

•	weather interference;

•	floods, typhoons, and other natural disasters;

•	delays or failures in obtaining the requisite construction licenses, permits, and certificates;

•	unanticipated cost increases; and

•	legal or political challenges.

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

Since early 2020, the COVID-19 pandemic has significantly impacted the business operations of the operating entities. In response to the COVID-19 pandemic, the Chinese government implemented the shelter-in-place orders and travel restrictions. As a result, the employees of Tahe Biopower Plant and Hangzhou Forasen could not return to work on time after the Chinese New Year of 2020 and the transportation of raw materials and activated carbon was delayed or even stopped in January and February 2020, which adversely impacted the operating entities’ production and sales during that period, as well as the construction of their new facility in Manzhouli City. In addition, the operating entities suspended the construction of their new facility in Manzhouli City due to the impact of COVID-19 and bad weather. During fiscal year 2021, the operating entities’ production, sales, and construction of the new facility in Manzhouli City were disrupted several times by government regulations in response to the COVID-19 pandemic. In 2022, the repeated COVID-19 outbreaks in China have continued to impact the operating entities’ production, sales, and construction activities. Due to regulations of the Chinese government in response to the COVID-19 pandemic, the operating entities had to halt the transportation of raw materials several times, which led to higher costs of raw materials and transportation. The construction of the new facility in Manzhouli City was also disrupted several times. From late 2022 to early 2023, the Chinese government gradually released controls on the COVID-19 pandemic, and the operating entities returned to normal operation step-by-step. Despite this progress, the wood market in Northeast China has been slow to recover, continuing to experience lower trading volumes than pre-pandemic levels. During 2023, this significantly impacted the operating entities’ supply chain in Northeast China, placing a strain on its ability to secure sufficient raw materials for daily production. Consequently, the operating entities’ business was still affected by the COVID-19 pandemic during the fiscal year ended September 30, 2023.

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

Existing laws afford only limited protection for the operating entities’ intellectual property rights. Despite the operating entities’ efforts, they may not be able to protect some of their technology, or the protection that they receive may not be sufficient. The operating entities face additional risks that their protective measures, including their patents and trademarks, could prove to be inadequate, including:

•	the steps the operating entities take to prevent circumvention, misappropriation, or infringement of the operating entities’ proprietary rights may not be successful;

•	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable, or not provide adequate recourse against the disclosing party;

•	intellectual property laws may not sufficiently support the operating entities’ proprietary rights or may change in the future in a manner adverse to them;

•	patent or trademark rights may not be granted or construed as they expect, or may be challenged, narrowed, or invalidated;

•	intellectual property protection, including patents, may lapse or expire which may result in key technology becoming widely available which may hurt the operating entities’ competitive position;

•	effective protection of intellectual property rights may be unavailable or limited in some countries in which they operate or plan to do business;

•	third parties may independently develop or obtain comparable information and technology, and in some jurisdictions, obtain intellectual property protection for such technology; and

•	third parties may commercialize the operating entities’ products in countries in which they do not have adequate intellectual property protection.

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

The operation and expansion of the operating entities’ manufacturing facilities are subject to strict environmental laws and regulations at the state, provincial, and local level in various jurisdictions, and, over the next several years, we expect that the operating entities and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require the operating entities to obtain and comply with various environmental registrations, licenses, permits, inspections, and other approvals. In compliance with existing laws and regulations, Khingan Forasen obtained the License of Pollutant Discharges on February 27, 2020, which was valid for three years. With the expiration of this license in 2023, Khingan Forasen took proactive measures and temporarily ceased related productions to ensure compliance with current legal and regulatory standards. As of the date of this annual report, Khingan Forasen's delay in renewing its license did not have a material adverse effect on our business operations. Moving forward, our operating entities may apply for new licenses, a process expected to span three to six months, to resume related production activities.

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

The operating entities’ operations emit carbon dioxide and other greenhouse gases. Currently, the operating entities are subject to the PRC environmental laws and regulations on air pollution prevention in general. Additionally, businesses within the activated carbon industry are mandated to adhere to specific industrial standards, including the Comprehensive Emission Standards for Air Pollutants (GB 16297-1996), Emission Standards for Air Pollutants from Industrial Furnace Kilns (GB 9078-1996) and Comprehensive Wastewater Emission Standards (GB 8978-1996). A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and the Draft Emission Standards of Activated Carbon Industrial Pollutants, are in various phases of implementation or discussion. The systems and measures could result in increased costs for them to install new controls to reduce hazardous air emissions from the operating entities’ facilities, to purchase air emissions credits or allowances, or to monitor and inventory greenhouse gas emissions from the operating entities’ operations.

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

Unexpected termination of leases or other arrangements, failure to negotiate satisfactory terms for or duly perform leases or other arrangements, failure to renew the leases or other arrangements of the existing premises of the operating entities or to renew such leases or other arrangements at acceptable terms could materially and adversely affect our business, financial condition, results of operations and prospects.

The operating entities currently lease real estate for all of their facilities. The ability of the operating entities to increase the number of spaces and to operate these spaces profitably depends on the due execution and performance of the leases or other arrangements the operating entities enter into with lessors and whether the operating entities are able to negotiate these leases and other arrangements on satisfactory terms. Lessors may also not duly perform their obligations under the leases or other arrangements due to various reasons, such as lessors’ failure to deliver the possession of the premises as agreed.

In addition, the increases in rental rates, particularly those markets where initial terms under the leases are shorter, could adversely affect the operating entities’ business, financial condition, results of operations and prospects. Additionally, the ability of the operating entities to negotiate favorable terms to extend a lease agreement or in connection with an alternate space will depend on then-prevailing conditions in the real estate market, such as overall changes in lease expenses, competition from other would-be tenants for desirable leased spaces and the relationships of the operating entities with current and prospective building owners and landlords, or other factors that are not within their control. If the operating entities are not able to renew or replace an expiring lease agreement, they will incur significant costs related to vacating that space or redeveloping the space, which could result in loss of customers who may have chosen that space based on the design, location or other attributes of that particular space.

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

The rapid growth of the Chinese economy has slowed down since 2021 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There are also concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese economy would likely materially and adversely affect the operating entities’ business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect the operating entities’ ability to access capital markets to meet liquidity needs.

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

The Chinese government has published new policies that significantly affected certain industries, such as the education and Internet industries, and the operating entities cannot rule out the possibility that it will in the future release regulations or policies regarding the operating entities’ industry that could adversely affect their business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas, such as environmental protection or corporate social responsibilities, the operating entities may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the operating entities’ business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to our Company and subsidiaries as a whole and our investors.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future. According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on February 4, 2021 and we completed our initial public offering and listing on February 9, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. We cannot assure you that we will be able to timely obtain such permission, and even if such permission is obtained, there are certain risks that it will be denied or rescinded. Although we believe our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and has not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

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

As of the date of this annual report, we have not received any notice from any authorities identifying any of the operating entities as a CIIO or requiring any of the operating entities to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operating entities’ operations and our listing will not be affected and that the operating entities are not subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly manufactures and sells wood-based activated carbon and produces biomass electricity, our operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) the operating entities’ customers are enterprises in Anhui Province, Fujian Province, Zhejiang Province, Shanghai, and Heilongjiang Province in China and the operating entities do not have individual customers; as a result, the operating entities possess personal data of fewer than one million individual clients in the operating entities’ business operations as of the date of this annual report and do not anticipate that the operating entities will be collecting over one million users’ personal information in the near future, which the operating entities understand might otherwise subject the operating entities to the Cybersecurity Review Measures; and (iii) since the operating entities are in the activated carbon and biomass energy industries, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, the operating entities will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on them. We cannot guarantee, however, that the operating entities will not be subject to cybersecurity review and network data security review in the future. During such reviews, the operating entities may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of the operating entities’ managerial and financial resources, which could materially and adversely affect the operating entities’ business, financial conditions, and results of operations and our future offerings.

The Opinions issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject the operating entities to additional compliance requirement in the future. As official guidance and interpretation of the Opinions remain unclear in several respects at this time, we cannot assure you that the operating entities will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

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

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. All of our assets are located outside of the United States. In addition, four out of our six directors and officers, namely Xinyang Wang, Jinwu Huang, Wenhua Liu, and Wenbiao Zhang, reside in the PRC; the other directors, namely, Phillip Connelly and Jian Chen, reside in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and was not identified in the Determination Report as a firm subject to the PCAOB’s Determination. Our auditor is headquartered in Singapore, and can be inspected by the PCAOB. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as they relate to the audit of our financial statements. To the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our Company is inaccessible for inspection by the PCAOB or if the PCAOB is unable to inspect or investigate our auditor completely because of a position taken by an authority in a foreign jurisdiction, trading in our shares could be prohibited under the HFCA Act, and, as a result, our shares could be delisted from Nasdaq. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act will prohibit trading in our securities, and, as a result, Nasdaq may determine to delist our securities. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

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

In response to the persistent capital outflow and the RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. In addition, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may continue to strengthen its capital controls, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

An aggregate of 2,285,826 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

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

Pursuant to the BVI Act, and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

We have adopted a share incentive plan and may grant share-based awards in the future, which could lead to share-based compensation expenses and significant dilutive effect to existing shareholders.

In September 2023, our shareholders approved the 2023 Share Incentive Plan (the “2023 Plan”), pursuant to which share-based awards may be granted to our employees, directors, and consultants. Under the 2023 Plan, the maximum aggregate number of Class A ordinary shares that may be issued under the plan is 205,996 shares, on a post-Share Consolidation basis. The shares to be issued pursuant to the awards under this plan shall be authorized, but unissued, or reacquired ordinary shares. As of the date of this annual report, none of such awards has been granted. We expect to grant awards under 2023 Plan in the future, which we believe is of significant importance to our ability to attract and retain key personnel and employees. In the future, if additional share incentives are granted to our employees or directors, we will incur additional share-based compensation expenses, and our results of operations will be further adversely affected. Furthermore, the grant of share-based awards and the vesting and exercise thereof could significantly dilute existing shareholders’ ownership and materially and adversely affect the trading price of our Class A ordinary shares.

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

The trading price of our Class A ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition, the market price of our Class A ordinary shares may be volatile, both because of actual and perceived changes in our financial results and reports, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

•	actual or anticipated variations in the financial results and prospects of our Company or other companies in the activated carbon business;

•	changes in financial estimates by research analysts;

•	mergers or other business combinations involving us;

•	additions and departures of key personnel and senior management;

•	changes in accounting principles;

•	the passage of legislation or other developments affecting us or our industry;

•	the trading volume of our Class A ordinary shares in the public market;

•	the release of lockup, escrow, or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	changes in economic conditions, including fluctuations in global and Chinese economies;

•	financial market conditions;

•	the COVID-19 pandemic;

•	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

•	the realization of some or all of the risks described in this section.

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

As a result of disclosure of information in the Form 20‑F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

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

As a business company incorporated in the British Virgin Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On January 13, 2023, we received a bid deficiency notice letter from Nasdaq indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”) for continued listing on Nasdaq. On July 13, 2023, Nasdaq granted us an additional 180-day period, ending on January 8, 2024, to regain compliance with the Bid Price Rule. To regain compliance, our Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. On December 29, 2023, we received a letter from Nasdaq (the “Letter”), which stated that because our securities had a closing bid price of $0.10 or less for 10 consecutive trading days as of the letter date, unless we timely requested a hearing before a Hearings Panel to appeal Nasdaq’s delisting determination, trading of our securities would be suspended at the opening of business on January 9, 2024. We appealed the determination pursuant to the procedures set forth in the Nasdaq Listing Rules, and a hearing before the Hearings Panel was subsequently scheduled on March 26, 2024.  In addition, we effected a consolidation of our issued Class A ordinary shares, no par value, and Class B ordinary shares, no par value, which was approved by our board of directors on December 20, 2023, beginning with the opening of trading on January 19, 2024. On February 2, 2024, we received a notification from the Nasdaq Office of General Counsel stating that the Company had regained compliance with the bid price requirement as set forth in Listing Rule 5550(a)(2). As a result, the scheduled hearing before the Hearings Panel was canceled and the matter was closed. As of the date of this annual report, our Class A ordinary shares continue to be listed and traded on an adjusted basis on Nasdaq.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•

a determination that our Class A ordinary shares is a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Our third amended and restated memorandum and articles of association became effective on July 22, 2022. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

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

Our third amended and restated articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:

•	(i) any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or

•	(ii) any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Act, the Insolvency Act, 2003 of the British Virgin Islands, as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Act and section 162(1)(b) of the Insolvency Act, 2003, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2023, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and SEC reporting rules. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2023. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

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

The British Virgin Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “Substance Law”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

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

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

•	At least 75% of our gross income for the year is passive income; or

•

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

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Under this structure, holders of Class A ordinary shares are entitled to one vote per one Class A ordinary share, and holders of Class B ordinary shares are entitled to 50 votes per one Class B ordinary share, which may cause the holders of Class B ordinary shares to have an unbalanced, higher concentration of voting power. As of September 30, 2023, Ms. Yefang Zhang indirectly holds 100,698, or 100% of our issued and outstanding Class B ordinary shares, representing approximately 68.78% of the voting rights in our Company. As a result, until such time as his collective voting power is below 50%, Ms. Zhang as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. She may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B ordinary shares may also be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected.

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

In December 2023, we initiated a strategic reorganization to enhance our corporate framework. This restructuring was carried out through four equity transfer agreements between our subsidiaries. As of the date if this annual report, we have completed this reorganization. For more information, see “Item 3. Key Information—2023 Corporate Restructuring.”

On January 18, 2024, we effected a consolidation of our issued Class A ordinary shares, no par value, and Class B ordinary shares, no par value, which was approved by our board of directors on December 20, 2023. As a result of the Share Consolidation, every 30 issued Class A ordinary shares automatically consolidated into one Class A ordinary share and every 30 issued Class B ordinary shares automatically consolidated into one Class B ordinary share, without any action on the part of the shareholders. Beginning with the opening of trading on January 19, 2024, our Class A ordinary shares began to trade on a post-Share Consolidation basis on Nasdaq.

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

For the fiscal years ended September 30, 2023, 2022, and 2021, the operating entities sold 40,251, 28,911, and 15,018 tons of activated carbon and 421,440, 2,721,000, and 2,817,600 KWh of biomass electricity, respectively. For the same years, the total revenue was approximately $57.9 million, $40.2 million, and $19.8 million, and the results of operation were at a net loss of $5.4 million, net income of $2.4 million, and net income of $1.3 million, respectively. For the same years, the revenue derived from Activated Carbon Production accounted for 99.9%, 99.3%, and 98.62% of the total revenue, respectively; the revenue derived from Biomass Electricity Production accounted for 0.1%, 0.4%, and 0.72% of the total revenue, respectively; and the revenue derived from technical services accounted for nil, 0.3%, and 0.66% of the total revenue, respectively.

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

Strong Management and Professional Team with Extensive Industry Experience

Our senior management team, led by Ms. Xinyang Wang, our chief executive officer and chairwoman, has significant experience in the activated carbon and biomass energy industries. Our management team is comprised of highly-skilled and dedicated professionals with wide ranging experience in research, services, product development, business development, and marketing. We believe that our management and professional team will be able to effectively grow our business through continued operating improvement and research.

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

Cogeneration Process

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

The simplified Cogeneration Process is shown below:

Production of Activated Carbon for Water Purification

The production of activated carbon for water purification involves a detailed and carefully controlled process to ensure the high quality and performance of the final product. A description of the operating entities’ production process for such activated carbon is as below:

•	Procurement of Semi-finished Activated Carbon: The process begins with the procurement of semi-finished activated carbon from suppliers. This raw material serves as the base for further refinement and customization.

•	Quality Testing: Upon receipt, the operating entities test the activated carbon supplied, ensuring it meets the necessary standards for water purification applications.

•	Formulation Development: Based on the tailored purification need of each customer, the operating entities develop different formulations and provide customized solutions.

•	Refinement: The semi-finished activated carbon then undergoes a series of refinement processes in the workshop, including (a) decontamination to remove impurities and contaminants; (b) mixing different types of activated carbon according to the developed formula; and (c) crushing to reduce the size of the activated carbon particles to the required granularity.

•	Quality Control: All activated carbon undergoes a final quality inspection to ensure it meets the standards and customer requirements.

•	Packaging and Distribution: Finished activated carbon is then packaged for distribution.

Products

Activated Carbon

Powdered Activated Carbon	Granular Activated Carbon

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

We derived 99.9%, 99.34%, and 98.62% of our revenue from the sale of activated carbon products during the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

Methylene blue number is often used as an indicator to evaluate the absorptive capacity of activated carbon. Activated carbon with a higher Methylene blue number usually has a higher absorptive capacity. The operating entities currently mainly produce the following four categories of activated carbon with different Methylene blue number ranges from forestry residues, little fuelwood, and wood wastes through physical activation process:

•	medium-quality activated carbon, which has a Methylene blue number of less than 11;

•	high-quality activated carbon, which has a Methylene blue number of between 11 and 12;

•	superior-quality activated carbon, which has a Methylene blue number of between 12 and 13; and

•	customized-quality activated carbon, which has a Methylene blue number of more than 13 and meets other special requirements of the operating entities’ customers.

The operating entities’ medium-quality and high-quality activated carbon are usually used in industrial manufacturing, water purification, and environmental protection. Their superior-quality and customized-quality activated carbon are usually used in pharmaceutical manufacturing and food and beverage production, where higher absorptive capacity is required.

The following table shows the sales for the operating entities’ four categories of activated carbon in the fiscal years ended September 30, 2023, 2022, and 2021:

	Fiscal year ended September 30,			Fiscal year ended September 30,			Fiscal year ended September 30,
		2023			2022			2021
Category of	Amount		Revenue	Amount		Revenue	Amount		Revenue
Activated	Sold	Revenue	Percentage	Sold	Revenue	Percentage	Sold	Revenue	Percentage
Carbon	(Ton)	($)	(%)	(Ton)	($)	(%)	(Ton)	($)	(%)
Medium-Quality	11,935	$15,178,726	26.2	5,789	$7,599,448	19.0	3,861	4,607,045	23.6
High-Quality	16,568	24,937,352	43.1	13,854	18,891,958	47.3	5,173	6,507,040	33.2
Superior-Quality	7,938	13,159,587	22.7	6,185	8,788,069	22.0	1,371	1,800,524	9.2
Customized-Quality	3,810	4,603,655	8.0	3,083	4,646,218	11.7	4,613	6,658,657	34.0
	40,251	$57,879,320	100.0	28,911	$39,925,693	100.0	15,018	19,573,266	100.0

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

Feedstock

The primary restriction on production and growth in the activated carbon industry is the availability and pricing of feedstock, which is the raw material used to produce activated carbon. A wide range of feedstock may be used to produce activated carbon, including:

•	coal, such as lignite, brown coal, bituminous coal, and anthracite coal;

•	forestry residues and little fuelwood, generated by operations such as thinning of plantations, clearing for logging roads, extracting stem-wood for pulp and timber, and natural attrition;

•	wood wastes, such as sawdust, off-cuts, trims, and shavings from wood industries including saw millings and plywood;

•	crop residues, such as straw, stem, stalk, leaves, husk, shell, peel, pulp, and stubble from cereals, cotton, groundnut, jute, legumes, coffee, tea, and fruits; and

•	peat.

The operating entities currently use forestry residues, little fuelwood, and wood wastes as feedstock. The operating entities used 28,153.01, 66,765.97, and 55,906.49 tons of forestry residues, little fuelwood, and wood wastes in the fiscal years ended September 30, 2023, 2022, and 2021, respectively. In response to high demand for activated carbon, the operating entities have been experimenting with alternative feedstock as raw materials in the Cogeneration Process.

In order to meet orders from their customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. In the fiscal year ended September 30, 2023, the operating entities purchased 4,940, 4,743, and 3,828 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Shanghai Yuxie Industrial Co., Ltd., and Shenzhen Xianghonghui Industrial Co., Ltd., respectively. In the fiscal year ended September 30, 2022, the operating entities purchased 8,596, 3,511, and 2,869 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Yiwu Dongding Technology Co., Ltd., and Shanghai Jiabole Commercial and Trading Co., Ltd., respectively. In the fiscal year ended September 30, 2021, the operating entities purchased 4,190, 3,465, and 2,696 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Shanghai Jiabole Commercial and Trading Co., Ltd., and Lishui Zhelin Trading Co., Ltd., respectively. These third-party producers do not have the same manufacturing processes or quality control as the operating entities do, nor do the operating entities share technology with them. The operating entities mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon the operating entities produce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.”

Suppliers

Most of the operating entities’ current forestry residues, little fuelwood, and wood wastes suppliers are individuals who collect or purchase these materials from woodworking factories and tree plantations. The operating entities also source forestry residues, little fuelwood, and wood wastes from Tahe Forestry Bureau and wood processing factories in Manzhouli City. In order to meet orders from our customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. For the fiscal year ended September 30, 2023, the operating entities’ top 10 suppliers in terms of purchasing value contributed 85% of their raw materials and activated carbon sourced, with the top five suppliers providing 14%, 12%, 9%, 9%, and 8% of their raw materials and activated carbon, respectively. For the fiscal year ended September 30, 2022, the operating entities’ top 10 suppliers in terms of purchasing value contributed 88% of their raw materials sourced, with the top five suppliers providing 35%, 14%, 10%, 8%, and 6% of their raw materials, respectively. For the fiscal year ended September 30, 2021, the operating entities’ top 10 suppliers in terms of purchasing value contributed 92% of their raw materials and activated carbon sourced, with the top five suppliers providing 26%, 25%, 16%, 8%, and 4% of their raw materials and activated carbon, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities have sourced our raw materials primarily from a limited number of suppliers. If they lose one or more of the suppliers, their operation may be disrupted, and their results of operations may be adversely and materially impacted.”

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

Customers

The operating entities’ activated carbon products customers primarily include activated carbon wholesalers and companies engaging in the activated carbon deep processing business. Their top activated carbon customers for the fiscal year ended September 30, 2023 included Ningbo Juming Youjia Trading Co., Ltd (“Ningbo Juming Youjia”), Zhoushan Yilong Information Technology Co., Ltd (“Zhoushan Yilong”), Zhejiang Shuyuan Supply Chain Co., Ltd (“Zhejiang Shuyuan”), Zhejiang Supai New Materials Technology Co., Ltd, and Ningbo Guoning Zhonghao Technology Co., Ltd, which collectively accounted for 51% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 13%, Zhoushan Yilong accounted for 13% and Zhejiang Shuyuan accounted for 10% of their total activated carbon sales for the fiscal year ended September 30, 2023, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2022 included Ningbo Juming Youjia, Ningbo Caixiang Trading Co., Ltd., Ningbo Wanshitong Supply Chain Management Co., Ltd., Huainan Jiahe New Material Co., Ltd. (“Huainan Jiahe”), Zhejiang Rongsheng Holding Group Co., Ltd., and Zhoushan Yilong, which collectively accounted for 92% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 59% and Huainan Jiahe accounted for 8% of their total activated carbon sales for the fiscal year ended September 30, 2022, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2021 included Ningbo Juming Youjia, Huainan Jiahe, Ningbo Senjiayamei, Fujian Yuanli Active Carbon Co., Ltd. (“Fujian Yuanli”), Shandong Beiqihuancheng Trading Co., Ltd., Anhui Huifengyonghui International Commercial and Trading Co., Ltd., and Ningguo Zhewanzhenhua Activated Carbon Co., Ltd., which collectively accounted for 100% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 44% and Huainan Jiahe accounted for 34% of their total activated carbon sales for the fiscal year ended September 30, 2021, respectively.

From the commencement of their operations in December 2012 to September 30, 2023, a total of 75 activated carbon customers have purchased activated carbon products from the operating entities. The total number of the operating entities’ activated carbon customers was 35, 14, and seven for the fiscal years ended September 30, 2023, 2022, and 2021, respectively. The operating entities chose to focus on customers with consistent orders and large activated carbon purchases, reducing the costs of customer maintenance and making it easier to manage their customer relations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A majority of the operating entities’ activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the operating entities would likely incur substantial losses of revenue.”

On October 1, 2021, the operating entities entered into a Technical Consulting Services Agreement, pursuant to which they agreed to provide services to Lianmu Technology from October 1, 2021 to September 30, 2022 for a service fee of RMB900,000 (approximately $136,930). The technical services included activated carbon mixing ratio adjustments, activated carbon component indicator analyses, absorptive capacity tests, and other technical support. During the fiscal year ended September 30, 2023, the operating entities did not provide services to Lianmu Technology or other customers. The operating entities may continue to provide similar technical services to Lianmu Technology or other customers if requested.

The only purchaser of the operating entities’ biomass electricity is State Grid Heilongjiang, a subsidiary of State Grid Corporation of China in Heilongjiang Province, and, as the electric generators of Tahe Biopower Plant are connected to the electrical grid of State Grid Heilongjiang, the operating entities cannot sell biomass electricity to any other electricity distribution company. The operating entities enter into a biomass electricity sales agreement with State Grid Heilongjiang, and the agreement is renewed annually. State Grid Heilongjiang purchased 421,440 KWh, 2,721,000 KWh, and 2,817,600 KWh biomass electricity from the operating entities in the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

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

Pricing & Backlog

To date, the operating entities price their activated carbon products on an order-to-order basis, primarily based on the Methylene blue number of the activated carbon product, adjusted for its other characteristics. The prices of their activated carbon products range from $836.49 to $1,977.88 per ton.

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

It usually takes us approximately 22 hours to produce the activated carbon product specified in an order, depending on the amount of activated carbon ordered, the supply of raw materials, and the specific product characteristics, among other factors. The operating entities typically begin shipping activated carbon products after they have produced approximately 30 tons, enough to fill up a railway wagon. It usually takes the operating entities three to five days to transport the activated carbon products by rail and by road to the sites of their customers; the transportation time could be delayed by two to three days if there is bad weather. During the fiscal year ended September 30, 2023, 94.7% of the operating entities’ customers chose to pick up activated carbon products by themselves due to cost control reasons. The balance is due within 15 days to 90 days after the date when the customer accepts the shipment. If a customer fails to make payment on time, late interest of 3% per day is levied on the outstanding balance until payment is received in full. the operating entities rely on their long-term business relationships with their customers when collecting payments and do not currently encounter any difficulties in collecting payments.

The price of our biomass electricity is determined by the NDRC and the current purchase price is RMB0.75 (approximately $0.11) per KWh. The operating entities enter into an annual supply agreement with State Grid Heilongjiang and the agreement specifies, among other things, the amount of electricity the operating entities need to produce in each month and price of the electricity.

Awards and Recognition

The operating entities have received the following honors, awards, and certifications for their quality products and scientific research efforts:

2012

•	Chinese Scientific and Technological Innovation Middle and Small-Sized Enterprises Top 100

2014

•	Catalogue of Advanced and Applicable Technologies for Comprehensive Utilization of Renewable Resources (Second Class)

•	Electric Power Business License for Power Generation (this license enables us to conduct power generation business)

2016

•	China High and New Technology Enterprise Certificate (this certificate entitles us to preferential enterprise income tax rates of 15% rather than 25%)

2019

•	Growth Group Excellence Award and Innovation Star Award in China Innovation & Entrepreneurship Competition (Heilongjiang Division)

•	Second Prize in Heilongjiang Province Innovation & Entrepreneurship Competition (Daxing’anling Division)

•	China High and New Technology Enterprise Certificate (this certificate entitles us to preferential enterprise income tax rates of 15% rather than 25%)

2020

•	Model Project for Comprehensive Utilization of Forestry Resources

2021

•	China High and New Technology Enterprise Certificate (this certificate entitles us to preferential enterprise income tax rates of 15% rather than 25%)

Facilities

The operating entities’ current manufacturing facility is located in Tahe Biopower Plant in Tahe County, Heilongjiang Province. The operating entities have the rights to use the land and factory buildings from July 1, 2020, to March 31, 2025, with an annual rent of RMB126,440 (approximately $18,046) pursuant to a lease agreement entered into with Tahe Forestry Bureau on July 1, 2020. According to the lease agreement, the operating entities can only use the land and factory buildings for the operations of Tahe Biopower Plant and cannot transfer the lease to a third person without the prior consent of the landlord; otherwise, the lease agreement will be terminated. The operating entities are required to notify the landlord at least two months in advance if they would like to renew the lease agreement. Tahe Biopower Plant has a building area of 199,199 square feet and one production line, which runs 24 hours per day and 300 days per year. Its annual operating capacity for manufacturing activated carbon is approximately 7,800 tons. The operating entities produced 2,865, 6,594, and 5,776 tons of activated carbon and were at about 37%, 85%, and 74% capacity during the fiscal years ended September 30, 2023, 2022, and 2021, respectively. The COVID-19 pandemic resulted in a shortage of imports of wood waste, an important raw material for us, which led to a significant decrease in our production of activated carbon in 2023. The amounts of activated carbon produced in 2022 and 2021 were impacted by a 30-day upgrade of the machines and a 40-day scheduled maintenance of the machines, respectively.

Facilities of Tahe Biopower Plant

From January to August 2023, the operating entities were constructing a new facility in Manzhouli City, Inner Mongolia, to expand their production capacity. The operating entities planned to construct the new facility in two stages: the first stage requiring an investment of approximately RMB140 million (approximately $20.21 million), followed by an additional RMB190 million (approximately $28.21 million) for the second stage. Upon completion of the construction, the annual production capacity of activated carbon is expected to increase to 10,000 tons and the annual production capacity of heating steam is expected to increase to 230,400 tons. In November 2018, the operating entities purchased a tract of land that is 279,861 square feet for the first stage of construction. As of September 2023, the operating entities had completed the construction of the groundwork of the factory workshop, the auxiliary buildings, and the pipe networks, and their total capital expenditure on the new facility was approximately RMB64 million (approximately $9.8 million).

However, from August 2023 to the date of this annual report, the construction of our new facility in Manzhouli City, Inner Mongolia, was suspended. Our initial strategy in launching the project was to join the ecosystem in the region formed by a large number of log processing factories that were able to provide our operating entities with enough raw material for their needs. However, the COVID-19 pandemic has drastically altered the wood market and policy landscape, leading to the widespread closure of local factories in that region. As a result, the operating entities have been unable to secure the necessary quantities of raw materials for their production, a situation we anticipate will persist as a long-term challenge for businesses in the area. Given the operating entities’ inability to achieve the original objectives, they have opted to discontinue further investment in the construction. As of the date of this annual report, we are actively exploring strategies to mitigate relevant losses.

The operating entities have currently completed the construction of a new facility in Lishui, dedicated to the R&D, processing, marketing, and sale of activated carbon for water purification. The operating entities lease about 27,152 square feet of office and production space in Lishui for such new facility pursuant to a lease agreement they entered into with Zhejiang Forasen Energy Technology Co., Ltd. on October 8, 2021, with a lease term of five years from October 8, 2021 to October 7, 2026 (unless otherwise terminated by either party) and an annual rent of RMB454,042.8 (approximately $69,741), payable semi-annually. The operating entities are required to notify the landlord at least three months in advance if they would like to renew the lease agreement. The planned investment for the renovation of factory building and construction of product line is RMB30 Million (approximately $4.61 million). The factory has an inspection and quality control laboratory, and a high-efficiency charcoal separation processing production line, which is expected to run 24 hours per day and 300 days per year with a targeted annual output capacity of 36,000 tons of activated carbon. By September 2023, the operating entities had completed the renovation of factory building and installation of most of the equipment. As of the date of this annual report, the construction has been finalized, and the Lishui facility is now in operation.

Zhejiang CN Energy and CN Energy Development lease approximately 646 square feet of office space in Lishui for free pursuant to two lease agreements entered into with Lishui Yonglian Startup Services Co., Ltd. on September 1, 2023. The lease period is from September 1, 2023 to August 31, 2024. Zhejiang CN Energy and CN Energy Development are required to notify the landlord at least one month in advance if they would like to renew the lease agreements.

We believe the operating entities’ facilities are sufficient for their business operation.

R&D

Research and Development (“R&D”) expenses include salaries, material, contract, and other outside service fees, facilities, and overhead costs. In accordance to the FASB’s accounting standards for R&D costs, we expense the costs associated with the R&D activities when incurred. The R&D expenses totaled $1.0 million, $1.0 million, and $0.4 million for the fiscal years ended September 30, 2023, 2022, and 2021, respectively. The operating entities currently have nine employees in their R&D department.

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

Employees

As of September 30, 2023, 2022, and 2021, we had 30, 150, and 160 employees. The following table sets forth the number of our employees by area of business as of September 30, 2023:

Number
of
Employees
Management	4
Finance	6
R&D	9
Administration	2
Marketing and Sales	2
Quality Control and Statistics	2
Production	5
Total	30

As of September 30, 2023, number of our employees was significantly reduced to 30 from 150 in the same period last year. This reduction was primarily due to the insufficient supply of a crucial raw materials at our manufacturing facility located in the Tahe Biopower Plant in Tahe County, resulting in a substantial decrease in our activated carbon production capacity in 2023. As a result of the decrease in activated carbon production capacity in 2023, we have reduced our workforce.

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

Environmental Matters

The operating entities have taken measures to reduce pollution caused by their activated carbon production and biomass electricity generation, such as installing dust collectors to collect dust created in their activation process. Further, the operating entities have obtained the License of Pollutant Discharges on February 27, 2020, with a term of three years. With the expiration of this license in 2023, the operating entities temporarily ceased related productions to ensure compliance with current legal and regulatory standards. Looking ahead, the operating entities may renew the license to resume production activities. As of the date of this annual report, the operating entities have been in compliance with state and local laws and regulations relating to the environment to date and these laws and regulations have not had a material adverse effect upon their capital expenditures, earnings, or competitive position and we do not anticipate any material adverse effects in the future based on the nature of the operating entities’ future operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Compliance with environmental and other laws and regulations could result in significant costs and liabilities” and “Regulation—PRC Regulations Relating to Environmental Protection” for details.

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

PRC Regulations Relating to Biomass Electricity Production

Power Generation

Pursuant to the Electric Power Law of the PRC, promulgated by SCNPC on April 1, 1996, and last amended on December 29, 2018, the Regulation on Electric Power Supervision promulgated by the State Council on May 1, 2005, and the Provisions on the Administration of Electric Power Business Licenses, promulgated by the State Electricity Regulatory Commission (“SERC”) (now reorganized as the National Energy Administration (“NEA”)) on December 1, 2005, and amended on May 30, 2015, any individual or entity engaging in the business of electric power is required to obtain an electric power business license, which can be further categorized into three types of license, namely power generation, power distribution, and power supply. Any public power plant, any self-prepared power plant as incorporated into a power network, such as our PRC subsidiary Khingan Forasen, and any other enterprises as prescribed by SERC is required to obtain an electric power business license for power generation. Khingan Forasen obtained its electric power business license for power generation on September 9, 2014, for a term of 20 years, through which its branch office Tahe Biopower Plant is able to conduct our power generation business.

Grid Connection

Biomass electricity that we generate during the process of producing activated carbon is partially used by our facility and also supplied to electric power companies. The supply of biomass electricity is subject to the Rules on Operation of Power Grids (for Trial Implementation), promulgated by SERC on November 3, 2006 and effective on January 1, 2007, and other local rules promulgated by the Northeast China Energy Regulatory Bureau of NEA, including the Detailed Implementation Rules on Power Plant Grid-Connection Administration in the Northeast Area, which became effective on October 1, 2020, and the Detailed Implementation Rules on the Grid-Connection Power Plant Assistance Services Administration in Northeast Area, which became effective on October 1, 2020. In addition, pursuant to the Renewable Energy Law of the PRC (the “Renewable Energy Law”), promulgated by SCNPC on February 28, 2005 and effective on January 1, 2006, amended on December 26, 2009, and effective on April 1, 2010, biomass energy is a type of renewable energy, the development and usage of which is a priority in energy development for China. Further, under the Renewable Energy Law, power companies shall enter into grid-connection agreements to purchase the electricity at full price from renewable energy power plants that have been constructed according to the renewable energy development and usage plan, and that have obtained administrative approval or have registered their records with electricity authorities. As of the date of this annual report, we have completed filings with local electricity authority for information of our Tahe Biopower Plant construction project, and we have entered into a grid-connection agreement and electricity purchase agreements with State Grid Heilongjiang Electric Power Company Limited.

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

PRC Regulations Relating to Environmental Protection

We are subject to the PRC environmental protection laws and regulations in general. In addition, enterprises operating in activated carbon industry are currently subject to relevant industrial standards, including the Comprehensive Emission Standards for Air Pollutants (GB 16297-1996), Emission Standards for Air Pollutants from Industrial Furnace Kilns (GB 9078-1996) and Comprehensive Wastewater Emission Standards (GB 8978-1996). In 2018, China's Ministry of Environmental Protection issued the Exposure Draft of Pollutant Emission Standards for Activated Carbon Industry, which has not yet been formally implemented.

Pursuant to the Environmental Protection Law of the PRC (the “Environmental Protection Law”) promulgated by SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gases, waste water, waste residues, dust, malodorous gases, radioactive substances, noise and vibrations, electromagnetic radiation, and other hazards produced during such activities. Further, the PRC government also enacted various laws and regulations regarding various pollution prevention, including the Air Pollution Prevention and Control Law of the PRC promulgated by SCNPC on August 29, 1995, and last amended and effective on October 26, 2018, and the Water Pollution Prevention and Control Law of the PRC promulgated by SCNPC on May 11, 1984, last amended on June 27, 2017, and effective on January 1, 2018, together with the Environmental Protection Law, the “Environment Laws.” Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environment Laws. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. Khingan Forasen obtained the License of Pollutant Discharges on February 27, 2020. With the expiration of this license on February 26, 2023, the operating entities timely ceased related productions to ensure compliance with current legal and regulatory standards.

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

PRC Regulations on Employee Share Incentive Plans

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“SAFE Circular 7”), which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company, except for foreign diplomats and representatives of international organizations, who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives (“Circular 461”) which was promulgated and took effect on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiary may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Our PRC counsel, Universal Law Offices of Hangzhou, has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required for the listing and trading of our Class A ordinary shares on the Nasdaq Capital Market in the context of our initial public offering because the Company was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures establish a list outlining the circumstances where a PRC enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings that: (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities if necessary before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a PRC enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing in Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures, nor do we need to go through the review such as security review or clearance approval from relevant authorities.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on the foregoing, as our registration statement on Form F-1 was declared effective on February 4, 2021 and we completed our initial public offering and listing on February 9, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection, and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and/or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Any actions by the Chinese government, including any decision to intervene or influence the operating entities’ operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause them to make material changes to their operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

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

Value-Added Tax

The Provisional Regulations of the PRC on Value-Added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and were last amended on November 19, 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-Added Tax was promulgated by the Ministry of Finance on December 15, 2008, effective on January 1, 2009, and amended on October 28, 2011 (collectively, the “VAT Laws”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-Added Tax, or the “Order 691.” According to the VAT Laws and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of value-added taxes. The valued-added tax rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. In December 2020, the local tax authority notified us that beginning October 1, 2020, the VAT-in amount of our wood chip purchase would not be allowed to be deducted, which resulted in an increase in the purchasing cost of wood chips. The tax authority also required us to apply the change retrospectively beginning May 2018. As a result, we paid a full amount of approximately $429,000 of prior-period non-deductible VAT-in, and recorded it as cost of revenue in the fiscal year ended September 30, 2021. We do not have prior-period non-deductible VAT-in in the fiscal year 2022. We do not have prior-period non-deductible VAT in the fiscal year 2023.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004, and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the Social Insurance Law of the PRC implemented on July 1, 2011, and last amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee at the rate of 0.05% per day of the outstanding amount from the due date. If the employer still fails to make up for the shortfalls within the prescribed time, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them.

Article 84 of the Social Insurance Law mandates that if an employer does not register for social insurance, the social insurance administrative department will require the employer to rectify this within a specified timeframe. Failure to comply within this period can result in a fine ranging from double to triple the amount of the due social insurance premiums. Additionally, the individual in charge and other directly responsible personnel could face personal fines ranging from RMB500 to RMB3,000.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	Fiscal year ended September 30,		Variance
	2023	2022	Amount	%
Revenue	$57,899,096	$40,205,586	$17,693,510	44.0%
Cost of revenue	(57,110,446)	(36,563,945)	20,546,501	56.2%
Gross profit	788,650	3,641,641	(2,852,991)	(78.3%)
Allowance for inventory	(195,355)	-	195,355	100.0%
Selling expenses	(53,008)	(89,312)	(36,304)	(40.6%)
General and administrative expenses	(5,730,147)	(2,060,122)	3,670,025	178.1%
Research and development expenses	(988,559)	(1,032,378)	(43,819)	(4.2%)
(Loss) income from operations	(6,178,419)	459,829	(6,628,248)	(1,543.6%)
Interest expenses	(712,490)	(157,221)	555,269	353.2%
Government subsidy income	925,983	1,636,491	(710,508)	(43.4%)
Interest income	489	702,872	(702,383)	(99.9%)
Other income (expenses)	116,575	(97,990)	214,565	119.0%
(Loss) income before income taxes	(5,847,862)	2,543,981	(8,391,842)	(429.9%)
Income tax benefits/(expenses)	222,122	(314,273)	(536,395)	(170.7%)
Net (loss) income	($5,625,740)	$2,229,708	($7,855,448)	(452.3%)

Revenue

Total revenue for the fiscal year ended September 30, 2023 increased by $17.7 million, or 44.0%, to $57.9 million from $40.2 million for the fiscal year ended September 30, 2022. The increase was mainly due to an increase in sales volume of activated carbon from 28,911 tons in fiscal 2022 to 40,251 tons in fiscal 2023.

The following table sets forth the breakdown of our revenue for the fiscal years ended September 30, 2023 and 2022, respectively:

	Fiscal year ended September 30,				Variance
	2023	%	2022	%	Amount	%
Activated carbon	$57,879,320	100.0%	$39,925,693	99.3%	$17,953,627	45.0%
Biomass electricity	19,776	0.0%	150,716	0.4%	(130,940)	(86.9%)
Technical services	-	-	129,177	0.3%	(129,177)	(100.0%)
Total	$57,899,096	100.0%	$40,205,586	100.0%	$17,693,510	44.0%

	Total revenue
	for fiscal years				Variance	% of
	ended September 30,		QTY sold	QTY sold	in	QTY	Average unit price		Price
Product/service type	2023	2022	in 2023	in 2022	QTY	variance	2023	2022	Difference
Activated carbon	$57,879,320	$39,925,693	40,251ton	28,911ton	11,340ton	39.2%	$1,437.96	$1,380.99	$56.97
Biomass electricity	19,776	150,716	421,440KWh	2,721,000KWh	2,299,560KWh	(84.5%)	$0.05	$0.06	$(0.01)
Technical services	-	129,177	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total	$57,899,096	$40,205,586

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2023 increased by $18.0 million, or 45.0%, to $57.9 million from $39.9 million for fiscal year 2022. The increase was mainly attributable to the higher sales volume in fiscal year 2023. The operating entities sold 40,251 tons of activated carbon in fiscal year 2023, representing an increase of 11,340 tons, or 39.2%, compared with 28,911 tons in fiscal year 2022. This increase in sales volume contributed $16.3 million to our revenue increase in 2023. Historically, the operating entities focused on producing zinc chloride carbon for the pharmaceutical industry and phosphoric acid carbon for the food industry. This year, they expanded into developing and producing activated carbon for sewage treatment, and gas activated carbon for treatment at garbage incineration power plants. Activated carbon for sewage treatment can be used for urban drinking water, advanced purification of urban drinking water, removal of residual chlorine, and deodorization. During the fiscal year ended September 30, 2023, over 50% of the market demand for the operating entities’ activated carbon originated from sewage treatment and the treatment of garbage incineration power plant gas (specifically dioxin).

Average selling price of activated carbon increased by $57, or 4.1%, to $1,438 per ton for fiscal 2023, compared to $1,381 per ton for fiscal 2022. This increase in price resulted in an increase of approximately $1.7 million in revenue.

Biomass electricity

Revenue from biomass electricity for fiscal year 2023 decreased by $0.1 million, or 86.9%, to $19,776 from $150,716 for fiscal year 2021. The biomass electricity was generated in the process of producing activated carbon and supplied to State Grid Heilongjiang pursuant to a biomass electricity sales agreement, which is renewed annually. Biomass electricity generated during our production decreased by 2.3 million KWh, or 84.5%, to 0.4 million KWh in fiscal 2023 from 2.7 million KWh for the same period of last year, and therefore we recorded less revenue from biomass electricity in fiscal 2023. This was mainly attributable to the fact that operating entities’ newly commissioned equipment produces more activated carbon with less gas, which, in turn, reduces the amount of electricity generated.

Technical services

For the fiscal year ended September 30, 2023, revenue from technical services decreased by $0.1 million, or 100.0%, to nil from $129,177 for fiscal year 2022. Our technical services are provided on an as-needed basis. We did not record any revenue in fiscal 2023 as there was no customer demand for technical services in fiscal 2023.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended September 30, 2023 and 2022, respectively:

	Total cost of revenue for fiscal years ended September 30,
	2023		2022		Variance		Average unit cost		Variance
Product/service type	Amount	%	Amount	%	Amount	%	2023	2022	Unit cost	%
Activated carbon	$57,055,740	99.9	$36,288,728	99.2	$20,767,012	57.2	$1,417.50	$1,262.66	$154.84	12.3
Biomass electricity	54,706	0.1	275,217	0.8	(220,511)	(80.1)	$0.13	$0.10	$0.03	28.3
Technical services	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a
Total	$57,110,446	100.0	$36,563,945	100.0	$20,546,501	56.2

Cost of activated carbon increased by $20.8 million, or 57.2%, to $57.1 million for fiscal 2023 from $36.3 million for fiscal 2022, which was mainly due to the increased sales volume of activated carbon and an increase in the average unit cost of activated carbon. Average unit cost of activated carbon increased by $154.84, or 12.3%, to $1,417.50 per ton in fiscal year 2023 from $1,262.66 per ton in fiscal 2022. The increase in the average unit cost was mainly due to: (1) the increased purchase price of activated carbon from external suppliers as compared to the same period in the prior year; (2) higher costs for the main raw materials used in the production of activated carbon, such as wood chips; and (3) an increased price for wood, water, and electricity due to the implementation of water and power restrictions policy in 2021 in the PRC.

Cost of biomass electricity decreased by $0.2 million, or 80.1%, to $54,706 for fiscal 2023 from $275,217 for fiscal 2022. The decrease was mainly attributable to the operating entities’ newly commissioned equipment producing more activated carbon with less gas, which, in turn, reduced the amount and volume of electricity generation the operating entities supplied to State Grid Heilongjiang under the biomass electricity sales agreement. As a result, total costs for this segment decreased.

Gross Profit

Gross profit was $0.8 million for the fiscal year ended September 30, 2023, a decrease by $2.8 million, or 77.4%, from $3.6 million in fiscal 2022. Gross profit margin was 1.36% in fiscal 2023, as compared with 9.06% in fiscal 2022. The decrease by 7.7% points was primarily attributable to a lower average selling price growth than the average unit cost growth in fiscal 2023.

Our gross profit and gross margin by product types were as follows:

	Fiscal year ended September 30,
	2023		2022		Variance
	Gross profit	Gross profit %	Gross profit	Gross profit %	Gross profit	Gross profit %
Activated carbon	$823,580	1.42	$3,636,965	9.11	$(2,813,385)	(77.4)
Biomass electricity	(34,930)	(176.63)	(124,501)	(82.61)	(89,571)	(71.9)
Technical services	-	n/a	129,177	100.00	(129,177)	n/a
Total	$788,650	1.36	$3,641,641	9.06	$(2,852,991)	(78.3)

Gross profit for activated carbon decreased by $2.8 million to $0.8 million for the fiscal year ended September 30, 2023, as compared to $3.6 million for fiscal year 2022. Gross profit margin decreased to 1.42% in fiscal year 2023, from 9.11% in fiscal year 2022. The decrease was mainly attributable to the average selling price increase being lower than the average unit cost increase in fiscal 2023, as discussed above.

Gross profit for biomass electricity showed improvement, with the deficit decreasing by $89,571 to $34,930 for the fiscal year ended September 30, 2023, as compared to a larger deficit of $124,501 for fiscal year 2022. Gross profit margin dropped to negative 176.63% in fiscal year 2023 from negative 82.61% in fiscal year 2022. The fluctuation was mainly because the increased average selling price being less than the average unit cost in fiscal year 2022, as mentioned above.

Gross profit for technical services decreased by $0.1 million to nil for the fiscal year ended September 30, 2023, as compared to $0.1 million for the fiscal year 2022. The technical services did not generate any gross profit in fiscal 2023 as there was no demand for technical services requested by customers in fiscal 2023.

Allowance for inventory

Allowance for inventory were $0.2 million for the fiscal year ended September 30, 2023, representing an increase of $0.2 million, or 100%, from nil for fiscal 2022. The increase was primarily due to a lower net realizable value of certain inventory comparing with the carrying value of those inventory.

Selling Expenses

Selling expenses were $53,008 for the fiscal year ended September 30, 2023, representing a decrease of $36,304, or 40.6%, from $89,312 in the fiscal year 2022. The decrease was primarily due to a lower shipping expenses as most of the customers chose to pick up the activated carbon products themselves instead of having the operating entities ship the products to them.

General and Administrative Expenses

Our general and administrative expenses were $5.7 million for the fiscal year ended September 30, 2023, representing an increase by $3.7 million, or 178.1%, from $2.1 million for fiscal year 2022. The increase was primarily attributable to depreciation of biological assets of $0.9 million, consultation services of $1.6 million, payment of director salaries of $0.4 million, increase in depreciation of property, plant, and equipment and amortization of intangible assets of $0.3 million, and increase in legal and other professional expenses of $0.3 million. The breakdown of our consultation services fees for this year includes $1.1 million for public relations services, $230,000 for seeking financing through the issuance and sale of a Convertible Promissory Note to Streeterville Capital, LLC, including associated transaction costs, and approximately $170,000 for technology development services, among other expenditures.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses decreased by $43,819, or 4.2%, to $1.0 million for the fiscal year ended September 30, 2023, from $1.0 million in fiscal year 2022. The Company maintained a similar level of research and development expenses in fiscal years 2023 and 2022.

Interest expenses

Interest expenses increased by $0.5 million, or 353.2%, to $0.7 million in fiscal year 2023 from $0.2 million for the same period of last year. The increase was mainly attributable to an increase in outstanding loan principal of $1.1 million, issuance of convertible notes of $3.23 million in December 2022 with an interest rate of 7% per annum and an increase in average interest rates on loans from 4.9% in fiscal 2022 to 5.0% in 2023.

Government Subsidy Income

The operating entities receive various government subsidies from time to time, such as the “VAT refund” and “Special Fund Subsidy.” Their government subsidies were all granted by local governments in recognition of their achievements. We cannot predict the likelihood or amount of any future subsidies.

Our subsidiary Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. For more details, please see “Item 4. Information of the Company—B. Business Overview—Regulations—PRC Regulations Relating to Taxation—Tax Incentives.” For the fiscal years ended September 30, 2023 and 2022, a VAT refund in the amount of $0.3 million and $0.3 million was recorded in government subsidy income, respectively.

In January 2014, April 2014, and December 2019, the operating entities received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and we recognize the income over the useful lives of the equipment. As of September 30, 2023 and 2022, the balance of unrecognized government grants was $0.2 million and $0.3 million, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2023 and 2022, $0.1 million and $0.1 million was recorded in government subsidy income, respectively.

Interest income

Interest income decreased by $0.7 million, or 99.9%, to $489 in fiscal 2023 from $0.7 million for the same period of last year. Interest income in fiscal 2022 related to the Company provided RMB80 million (approximately $12.4 million) working capital support to two major suppliers for their supply chain projects in June 2021 and August 2021. The working capital support is for one year and guaranteed by two third parties and collateralized by their property and buildings. In return, the Company earned interest at a fixed annual rate of 7%. Interest income was accrued on a monthly basis and was collected upon maturity. No such arrangement in fiscal 2023.

Provision for Income Taxes

Our income tax decreased by $0.6 million, or 194.5%, from income tax expense of $0.3 million for the fiscal year ended September 30, 2022 to income tax benefit of $0.3 million for the fiscal year ended September 30, 2023. The effective tax rate changed from 12% for the fiscal year ended September 30, 2022 to 5% for the fiscal year ended September 30, 2023. The fluctuation was mainly due to certain products are exempt from income tax and a subsidiary, Khingan Forasen, is entitled to a reduced income tax rate of 15%.  According to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products were exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified us that our revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and we paid approximately $135,000 income tax as assessed by the tax authority. Starting January 1, 2021, activated carbon has been included in the program, and we expect to be able to enjoy the income tax exemption going forward.

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

Net (loss) income

As a result of the foregoing, our net loss and net income for the fiscal years ended September 30, 2023 and 2022 was $5.6 million and $2.2 million, respectively.

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

B. Liquidity and Capital Resources

To date, we have funded our working capital needs from operations, bank borrowings, our initial public offering, private placements, and additional capital contributions from shareholders. We received net proceeds of $20.1 million, after deducting underwriting discounts and the offering expenses payable by us, from our initial public offering in February 2021. We also received net proceeds of approximately $49.5 million in the previous follow-on offerings in October 2022, December 2022, and January 2023. See “Item 14. Material Modifications to the Rights Of Security Holders and Use Of Proceeds—Use of Proceeds—Registration Statement on Form F-3, as amended (File Number 333-264579)” for details.

Currently, our principal source of liquidity is our operations. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations. We plan to support our future operations primarily from cash generated from our operations. We may require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of September 30, 2023, we had cash and cash equivalents of $0.2 million, and total working capital of $50.2 million. During fiscal year 2023, we received cash in proceeds from As of September 30, 2023, we had cash and cash equivalents of $0.2 million, and total working capital of $50.2 million. During fiscal year 2023, we received cash in proceeds from issuance of ordinary shares of $8.9 million. Our current liabilities amounted to $22.7 million as of September 30, 2023, representing a decrease of $7.7 million compared to $30.4 million as of September 30, 2022. This decrease of current liabilities was mainly attributable to the conversion of $18.0 million of private placement proceeds received in 2022 into ordinary shares in 2023, partially offset by a $5.1 million increase in accounts payable, which increased primarily due to higher cost of sales as a result of increased revenues

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our revenue generating subsidiaries to meet our obligations to date. Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.”

As of September 30, 2023, we had cash in the amount of $0.2 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of September 30, 2023, we had advances to suppliers of approximately $39.1 million. In order to secure a steady supply of raw materials, the operating entities are required from time to time to make cash advances when placing their purchase orders. We monitor the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advances to suppliers through tightening vendor prepayment policy and strengthening the monitoring of unrealized prepayment. If we have difficulty collecting payment, we will take measures including discontinuing additional purchases from these suppliers, visiting the suppliers to request return of the prepayment promptly, and, if necessary, taking legal action. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

The operating entities periodically receive VAT refunds, a government subsidy, from the local government. Khingan Forasen and its branch office, Tahe Biopower Plant, are entitled to obtain a 70% VAT refund as they meet the requirements of national comprehensive utilization of resources program. We do not have performance obligations regarding our receipts of subsidy income. We expect that Khingan Forasen and Tahe Biopower Plant will remain available to enjoy this preferential treatment until the local government amends or cancels the relevant policy. This preferential treatment will increase the amount of cash available to our company.

With the uncertainty of the current market and the external environment, our management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. For fiscal year 2023, we generated negative operating cash flows of $30.1 million, primarily due to an increase of $21.8 million in advances to suppliers and an increase of $11.3 million in accounts receivable. As of the date of this annual report, approximately $29.5 million of our accounts receivable balance as of September 30, 2023 was collected. We made advanced payments to fulfill sales orders received and secure a steady supply of raw materials. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months.

Cash Flows for the Fiscal Years Ended September 30, 2023, 2022, and 2021

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended September 30,
	2023	2022	2021
Net cash used in operating activities	$(30,164,971)	$(7,514,619)	$(11,593,069)
Net cash (used in) provided by investing activities	(1,452,654)	2,171,081	(27,921,675)
Net cash provided by financing activities	13,342,547	24,939,210	38,023,254
Effect of exchange rate changes on cash	333,708	(1,739,558)	112,213
Net (decrease) increase in cash	(17,851,370)	17,856,114	(1,379,277)
Cash, beginning of year	18,046,872	190,758	1,570,035
Cash, end of year	$195,502	$18,046,872	$190,758

Operating Activities

Net cash used in operating was $30.2 million for the fiscal year ended September 30, 2023. The net cash used in operating activities was primarily attributable to the following:

•	Accounts receivable increased by $11.3 million as the operating entities increased sales of $17.7 million to the customers;

•

Advances to suppliers increased by $21,8 million as the operating entities pay more funding to suppliers in anticipation of higher sales in fiscal 2024. In order to secure a steady supply of raw materials, the operating entities are required from time to time to make cash advances when placing their purchase orders.

Net cash used in operating activities was $7.5 million for the fiscal year ended September 30, 2022. The net cash used in operating activities was primarily attributable to the following:

•

Accounts payable increased by $5.6 million as the operating entities used more suppliers to support their increase in sales volume and their suppliers providing higher amount of credit to the operating entities. The increase was because that the operating entities made more timely payments in 2021, due to the recovery of their business activities in 2021; and

•	net income of $2.4 million.

And offset by the following:

•

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

Net cash used in operating activities was $11.6 million for the fiscal year ended September 30, 2021. The net cash used in operating activities was primarily attributable to the following:

•	Advances to suppliers increased by $9.1 million in anticipation of higher revenue to be generated; and

•	Accounts payable decreased by $3.3 million due to payment to our suppliers;

And offset by the following:

•	net income of $1.3 million.

Investing Activities

For the fiscal year ended September 30, 2023, net cash used in investing activities amounted to $1.5 million. The increase in net cash used in investing activities was primarily due to (1) purchases of property, plant, and equipment of $0.7 million; and (2) advances of $0.8 million to third parties.

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

Financing Activities

Net cash provided by financing activities were $13.4 million for the fiscal year ended September 30, 2023. During fiscal year 2023, the Company received $8.9 million from issuance of shares and warrants, received $3.0 million from issuance of convertible notes and proceeds of $5.8 million from loans, which were partially offset by repayments of $4.6 million of loans.

Net cash provided by financing activities were $24.9 million for the fiscal year ended September 30, 2022. During fiscal year 2022, we received cash from issuance of shares of $5.5 million, from private placements of $18.0 million and bank loans of $5.9 million. Cash in financing activities were used in repayment of $2.9 million in bank loans and repayment of $2.0 million in related-party loans.

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

Loan Facilities

The following table sets forth a summary of our loan facilities:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2023	date	date	in RMB	in USD	rate	Note
Secured short-term loans
Industrial and Commercial Bank of China	May 25, 2022	April 19, 2024	4,500,000	$616,776	3.75%	1
Industrial and Commercial Bank of China	June 24, 2022	May 28, 2024	5,000,000	685,307	4.35%	2
Bank of Beijing	December 9, 2022	December 8, 2023	5,000,000	685,307	4.50%	3
Bank of Beijing	May 31, 2023	May 30, 2024	3,500,000	479,715	4.00%	3
China Zheshang Bank Co., Ltd.	June 29, 2023	June 28, 2024	4,900,000	671,601	5.50%	4
Pingan Bank Co., Ltd.	December 7, 2022	December 5, 2023	3,000,000	411,185	6.00%	5
Total secured short-term loans			25,900,000	$3,549,891
Unsecured short-term loans
China Resources Shenzhen Guotou Trust Co., Ltd	July 3, 2023	June 13, 2023	5,000,000	$685,307	3.40%
Industrial and Commercial Bank of China	December 7, 2022	November 22, 2023	1,500,000	205,592	4.45%	8
Industrial and Commercial Bank of China	December 8, 2022	November 22, 2023	1,500,000	205,592	4.45%	8
Total unsecured short-term loans			8,000,000	$1,096,491

Total short-term loans			33,900,000	$4,646,382

Secured long-term loans
Kincheng Bank Co., Ltd.	November 30, 2022	December 1, 2024	1,250,000	171,327	18.00%	6
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	411,184	6.16%	7
Total long-term loans			4,250,000	$582,511

Total short-term and long-term loans			38,150,000	$5,228,893

_____________________________

(1)	The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance.

(2)

The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance, personal guaranteed by Mr. Wenhua Liu, who is a legal representative of Khingan Forasen and a director of the Company, and is collateralized by the property, plant, and equipment of Khingan Forasen, with a net book value of RMB2.1 million (equivalent to approximately $0.3 million as of September 30, 2023).

(3)

The loan is guaranteed by a third party, Hangzhou High Tech Financing Guarantee Co., Ltd, Mr. Wenhua Liu, Ms. Yefang Zhang, principal shareholder, and Mr. Zhengyu Wang, former CEO and spouse of principal shareholder, for up to 100% of the outstanding principal and normal interest balance. Approximately $0.5 million of this loan was overdue on December 8, 2023. As of the date of this annual report, the Company is still in an on-going negotiation with the lender for an extension.

(4)	The loan is guaranteed by Ms. Yefang Zhang, principal shareholder, Ms. Xinyang Wang, CEO of the Company, and CN Energy Development, a subsidiary of the Company.

(5)

The loan is guaranteed by Mr. Wenhua Liu, a director of CN Energy, for up to RMB6.5 million ($0.9 million) of the outstanding principal and normal interest balance. Approximately $0.4 million of this loan was overdue on December 5, 2023. As of the date of this annual report, the Company is in an on-going negotiation with the lender for an extension.

(6)	The loan is guaranteed by Mr. Wenhua Liu, a director of CN Energy, for up to RMB6.5 million ($0.9 million) of the outstanding principal and normal interest balance.

(7)	The loan is guaranteed by a subsidiary of the Company, CN Energy Development.

(8)	These loans were overdue as of November 22, 2023. As of the date of this annual report, the Company is in an on-going negotiation with the lender for an extension.

Contractual Obligations

As of September 30, 2023, our contractual obligations were as follows:

Contractual obligations	Total	2023	2024	2025
Short-term loans	$4,646,382	$4,646,382	-	-
Long-term loans	582,511	548,245	34,266	-
Operating lease payments (1)	33,010	33,010	-	-
Total	$5,261,903	$5,227,637	$34,266	-

_____________________________

(1)	See “Note 19 – Leases” to the consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021 included elsewhere in this annual report for more information.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2022 to September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Impact of COVID‑19 Pandemic

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

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended September 30, 2023, 2022, and 2021, we had an unrealized foreign currency translation (loss) gain of ($2.2 million), ($6.7 million), and $1.1 million, respectively, because of changes in the exchange rates.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of property, plant, and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

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

There were no contract assets as of September 30, 2023 and 2022. For the fiscal years ended September 30, 2023, 2022, and 2021, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

We have elected the following practical expedients in applying ASC 606:

•	Unsatisfied Performance Obligations – for all performance obligations relate to contracts with a duration of less than one year, we have elected to apply the optional exemption provided in ASC 606, and therefore are not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•	Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that we otherwise would have recognized is one year or less in duration.

•	Significant Financing Component - we do not adjust the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•	Sales Tax Exclusion from the Transaction Price - we exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from the customer.

•	Shipping and Handling Activities - we elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

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

Income taxes

Our subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended September 30, 2023, 2022, and 2021. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as September 30, 2023. As of September 30, 2023, the tax years ended December 31, 2017, through December 31, 2022 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016‑13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019‑05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019‑10 to amend the effective date for ASU 2016‑13 to be fiscal years beginning after December 15, 2022 and interim periods therein. We will adopt this ASU within annual reporting period of September 30, 2024 and expect that the adoption will not have a material impact on our consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial position, statements of operations, and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xinyang Wang	26	Chief Executive Officer, Chairwoman of the Board, and Director
Jinwu Huang	50	Chief Financial Officer
Wenhua Liu	55	Director
Phillip Connelly	70	Independent Director
Wenbiao Zhang	56	Independent Director
Jian Chen	54	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ms. Xinyang Wang has been our chief executive officer and chairwoman of the board of directors since March 2023, and she has served as the Secretary of the Board of the Company, since July 2021. Ms. Wang received a Bachelor of Arts degree in Mathematics and a Bachelor of Science degree in Computer Science from Indiana University Bloomington in May 2020. She later received a Master of Science degree in Financial Technology from the Chinese University of Hong Kong in November 2021.

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

B. Compensation

For the fiscal year ended September 30, 2023, we paid an aggregate of $221,775 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Employment Agreements with Named Executive Officers

On March 17, 2022 and March 3, 2023, we entered into employment agreements with our executive officers. Pursuant to the employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Ms. Xinyang Wang, our chief executive officer and chairwoman, is for a term of three years beginning on March 3, 2023, with an annual salary of RMB500,000 (approximately $72,800).

Our employment agreement with Mr. Jinwu Huang, our chief financial officer, is for a term of three years beginning on March 17, 2022, with an annual salary of RMB200,000 (approximately $27,599).

2023 Share Incentive Plan

In August 2023, our board of directors adopted, and in September 2023, our shareholders approved, the 2023 Plan. This 2023 Plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors, and consultants, and to promote the success of the Company’s business. The maximum aggregate number of shares that may be issued under the 2023 Plan is initially 205,996 Class A ordinary shares, calculated on a post-Share Consolidation basis. As of the date of this annual report, we have not granted any awards under the 2023 Plan.

The following summarizes the material terms of the 2023 Plan:

Types of Awards: The 2023 Plan permits, individually or collectively, the grant of an option, share appreciation right, dividend equivalent right, restricted share, restricted share unit, or other right or benefit under the Plan approved by our board of directors or compensation committee of the board.

Plan Administration: Our board of directors or the compensation committee administers the 2023 Plan. The board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement: Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Term of Award: The term of each award shall be the term stated in the award agreement and no longer than 10 years after its grant. Notwithstanding the foregoing, the specified term of any award shall not include any period for which the grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the award.

Eligibility: Awards may be granted to employees, directors, and consultants. An employee, director, or consultant who has been granted an award may, if otherwise eligible, be granted additional awards.

Vesting Schedule: The awards to be issued to any grantee under the 2023 Plan shall be subject to the vesting schedule as specified in the award agreement of such grantee. The administrator shall have the right to adjust the vesting schedule of the awards granted to any grantees.

Exercise of Awards: The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transferability of Awards: Subject to the applicable laws, awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the 2023 Plan administrator. Notwithstanding the foregoing, the grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the plan administrator.

Amendment, Suspension, or Termination of the 2023 Plan: The compensation committee may at any time amend (including extend the term of the 2023 Plan), suspend or terminate the 2023 Plan. No awards may be granted during any suspension of the 2023 Plan or after termination of the 2023 Plan. Unless otherwise determined by the plan administrator in good faith, the suspension or termination of the 2023 Plan shall not materially adversely affect any rights under awards already granted to a grantee.

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

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes, and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

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

Audit Committee. Our audit committee consists of our three independent directors, Wenbiao Zhang, Jian Chen, and Phillip Connelly. Ms. Chen is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A‑3 under the Securities Exchange Act. Our board also has determined that Mr. Connelly qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Capital Market corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of our three independent directors, Wenbiao Zhang, Jian Chen, and Phillip Connelly. Mr. Connelly is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Wenbiao Zhang, Jian Chen, and Phillip Connelly. Mr. Zhang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d‑3 under the Exchange Act, of our ordinary shares as of the date of this annual report for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 2,531,669 Class A ordinary shares and 100,698 Class B ordinary shares outstanding as of the date of this annual report.

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

			Percentage	Percentage of
	Class A	Class B	of	Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership**	Power***
	Number	Number	%	%
Directors and Executive Officers(1):
Xinyang Wang	—	—	—	—
Jinwu Huang	1,000	—	*	*
Wenhua Liu	—	—	—	—
Phillip Connelly	—	—	—	—
Wenbiao Zhang	—	—	—	—
Jian Chen	—	—	—	—
All directors and executive officers as a group (six individuals):	1,000	—	*	*

5% Shareholders:
Global Clean Energy Limited(2)	—	100,698	3.83	66.54
Streeterville Capital LLC(3)	131,189	—	9.62	1.73

_____________________________

*	Represents beneficial ownership or voting power of less than 1%.

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

(2)

Represents 100,698 Class B ordinary shares held by Global Clean Energy Limited, a British Virgin Islands company, which is 100% owned by Ms. Yefang Zhang, who has the sole dispositive and investment power over the Class B ordinary shares. The business address of Global Clean Energy Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands

(3)

Based on a 13G Schedule filed by Streeterville Capital LLC on May 3, 2023, Streeterville Capital LLC, a Utah limited liability company, has right, under a convertible promissory note, to own an aggregate number of our Class A ordinary shares, except for a contractual cap on the amount of outstanding shares that Streeterville Capital LLC may own, would exceed such cap. As of the date of this annual report, the contractual ownership cap is 9.99%. Therefore, the number of our Class A ordinary shares beneficially owned by Streeterville Capital LLC as of the date of this annual report is 131,189. Streeterville Capital LLC is managed by Streeterville Management LLC, and John M. Fife is the sole member of Streeterville Management LLC. The business address of Streeterville Capital LLC is 303 E Wacker Drive, Suite 1040, Chicago, IL, United States.

As of the date of this annual report, approximately 88.35% of our issued and outstanding Class A ordinary shares are held in the United States by one record holder (CEDE & CO), representing 29.57% of the aggregated voting power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing personal guarantee as an additional security for loans, payables and receivables, providing personal guarantee for a lawsuit for potential losses
Zhengyu Wang	Former CEO, spouse of Ms. Yefang Zhang	Providing personal guarantee as an additional security for loans
Xinyang Wang	CEO of the Company	Providing personal guarantee as an additional security for loans
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company
Wenhua Liu	A director of the Company	Providing personal guarantee as an additional security for loans

Due from a related party

As of September 30, 2023 and 2022, amount due from Yefang Zhang was nil and $116,250, respectively. The amount was fully repaid by Yefang Zhang in January 2023.

Due to a related party

As of September 30, 2023 and 2022, the Company owed Yefang Zhang $114,451 and nil, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $59,268).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term loans. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Facilities.”

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.” The closing price for the Class A ordinary shares was $1.33 on February 14, 2024.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, which are filed as Exhibit 1.1 to in this annual report, and the description of differences in corporate laws contained in our registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the SEC on July 2, 2020.

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

E. Taxation

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and receive income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2023, 2022, and 2021.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

•	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our ordinary shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our ordinary shares; or

•	persons holding our ordinary shares through a Trust.

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

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

PFIC consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•

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

Based on our operations and the composition of our assets we believe we are not a PFIC under the current PFIC rules for this fiscal year ended. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares, our PFIC status will depend in large part on the market price of our Class A ordinary shares. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Dividends and Other Distributions

As of the date of this annual report, we have not issued dividends or other distributions on our ordinary shares. In the event that we do make distributions of cash or other property in the future, the following tax considerations will apply, subject to the PFIC rules discussed above. The gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) is satisfied due to the tax treaty and that the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. Should you receive any distributions of cash or other property on our ordinary shares in the future, you are strongly encouraged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

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

Disposition of our Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Transfer reporting requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of ordinary shares.

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

J. Annual Report to Security Holders

Not applicable.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposit. As of September 30, 2023 and 2022, approximately $0.2 million and $18.0 million of our cash were maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,071 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.9%, and 2.5% in 2023, 2022, and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-239659)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-239659) for our initial public offering, which was declared effective by the SEC on February 2, 2021. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 5,750,000 Class A ordinary shares, at a price of $4.00 per share for $23 million.

The net proceeds raised from the initial public offering were approximately $20.1 million after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have used $8,204,400, $234,245, and $12,183,905 from the net proceeds for the construction of a manufacturing facility in Manzhouli City, research and development, and funding working capital and other general corporate purposes, respectively, representing 100% of the net proceeds raised from the initial public offering.

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

In December 2022, we offered up to US$3,230,000 worth of Class A ordinary shares, no par value each, issuable upon the conversion of US$3,230,000 principal amount of 7% convertible note and interest accrued thereon, to Streeterville Capital, LLC. There was no underwriter in this offering. We incurred approximately $25,000 in expenses in connection with this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

The net proceeds raised from the offering were $3,000,000 after deducting the offering expenses payable by us. As of the date of this annual report, we have used all the net proceeds raised from the offering for general corporate purposes. Following this offering, to limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company approved on February 15, 2023 that the Company shall repay the above-mentioned note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12.

In January 2023, we completed a follow-on public offering, in which we issued and sold, on a pre-Share Consolidation basis, (1) 10,396,974 units, each consisting of one Class A ordinary share and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 per share; and (2) 7,786,300 pre-funded units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share, and one warrant, at an offering price of $0.5499 per unit. We engaged Aegis Capital Corp. as the underwriter with respect to the 10,396,974 Class A ordinary shares, 18,183,274 warrants, and 7,786,300 pre-funded warrants being offered in this follow-on offering. We granted the underwriter a 45-day option to purchase up to an aggregate of additional 2,727,491 Class A ordinary shares and/or 2,727,491 warrants at the public offering price per share or warrant, as applicable, less underwriting discounts, solely to cover over-allotments, if any.

We incurred approximately $25,000 in expenses in connection with our follow-on offering, which included approximately $20,000 in legal fees, and approximately $5,000 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

The net proceeds raised from this follow-on offering were $17,975,000 after deducting the offering expenses payable by us. As of the date of this annual report, we have used $17,975,000 from the net proceeds for working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a‑15(e) of the Exchange Act, as of September 30, 2023.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2023, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. Based on the assessment, management determined that, as of September 30, 2023, we did not maintain effective internal control over financial reporting, because we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; (b) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; and (c) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20‑F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20‑F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Phillip Connelly qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20‑F. Mr. Phillip Connelly satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A‑3 under the Exchange Act.

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

	For the fiscal years ended September 30,
Friedman LLP services	2023	2022	2021
Audit fees(1)	-	-	$200,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	-	-	$200,000

	For the fiscal years ended September 30,
Enrome LLP services	2023	2022	2021
Audit fees(1)	$210,000	$210,000	-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$210,000	$210,000	-

_____________________________

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

Item 16G. CORPORATE GOVERNANCE

As a business company incorporated in the British Virgin Islands with limited liability that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider Trading Policies

Our board of directors adopted an Insider Trading Policy on April 15, 2020, and a copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K. Cybersecurity

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of CN Energy, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1,1 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

2.1

Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

2.2

Convertible Promissory Note dated December 30, 2022, by and between the Registrant and Streeterville Capital, LLC (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 3, 2023)

2.3

Underwriting Agreement by and between CN Energy Group. Inc. and Aegis Capital Corp., dated January 30, 2023 (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on February 1, 2023)

2.4

Form of Class A Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on February 1, 2023)

2.5

Form of Pre-funded Class A Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on February 1, 2023)

2.6

Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.3

English Translation of Form of Supplying Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.4

English Translation of Form of Activated Carbon Sales Agreement (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.5

English Translation of Lease Agreement dated July 1, 2020, by and between Tahe Biopower Plant and Tahe Forestry Bureau (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

4.6

English Translation of Lease Agreement dated October 8, 2021, by and between Zhejiang New Material and Zhejiang Forasen Energy Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 15, 2022)

4.7	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 3, 2022)
4.8	Equity Transfer Agreement (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 6, 2022)
4.9

Subscription Agreement, by and between the Company and Lishui Yilian Enterprise Management Consulting Co., Ltd. dated April 1, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on April 4, 2022)

102

4.10

English Translation of Working Capital Loan Agreement dated July 18, 2022, by and between Khingan Forasen and Xiaoshan Rural Commercial Bank Louta Branch (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

4.11*	English Translation of Lease Agreement dated September 1, 2023, by and between Zhejiang CN Energy and Lishui Yonglian Startup Services Co., Ltd.
4.12*	English Translation of Lease Agreement dated September 1, 2023, by and between CN Energy Development and Lishui Yonglian Startup Services Co., Ltd.
4.13

Securities Purchase Agreement dated December 30, 2022, by and between the Registrant and Streeterville Capital, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 3, 2023)

4.14	Services Agreement with AA CORNERSTONE INC (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on March 10, 2023)
4.15

Forbearance Agreement with Streeterville Capital, LLC dated November 29, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on December 4, 2023)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Universal Law Offices of Hangzhou
15.2*	Consent of Enrome LLP
15.3*	Consent of Friedman LLP
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____________________________

*	Filed with this annual report on Form 20‑F
**	Furnished with this annual report on Form 20‑F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CN ENERGY GROUP. INC.

	By:	/s/ Xinyang Wang
Xinyang Wang
Chief Executive Officer, Director, and
Chairwoman of the Board of Directors

Date: February 15, 2024

104

CN ENERGY GROUP. INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CN Energy Group. Inc. and its subsidiaries (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended September 30, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended September 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matters

Restatement adjustments for changes in share re-designation and share consolidation or reverse share split

The consolidated financial statements of the Company as of September 30, 2021 were audited by other auditor. As described in note 21, the Company adjusted all shares and per share data periods presented for the shares re-designation and share consolidation or reverse share split. We audited the adjustments that were applied to restate the disclosure for share re-designation and  share consolidation or reverse share split reflected in the September 30, 2022 and 2021 consolidated financial statements to retrospectively apply the effects of the share re-designation and share consolidation or reverse share split that occurred subsequent to the year ended September 30, 2021. However, we were not engaged to audit, review, or apply any procedures to the September 30, 2021 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the September 30, 2021 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2022.

Singapore

February 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share re-designation and share consolidation or reverse share split as described in Note 21, the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of CN Energy Group. Inc. and its subsidiaries (collectively, the “Company”) for the year ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, before the effects of share re-designation and share consolidation or reverse share split to restate all shares and per share data for all periods presented as described in Note 21, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to adjustments to retrospectively apply the change in accounting related to the share re-designation and share consolidation or reverse share split as described in Note 21, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor from 2018 to 2022.

New York, New York

February 15, 2022

CN ENERGY GROUP. INC.

CONSOLIDATED BALANCE SHEETS

ASSETS
	September 30,	September 30,
	2023	2022
Current Assets:
Cash	$195,502	$18,046,872
Accounts receivable	29,012,866	18,764,549
Inventories	2,655,233	784,251
Advances to suppliers, net	39,044,834	18,262,520
Prepayment for an acquisition of a subsidiary	-	17,746,979
Due from a related party	-	116,250
Prepaid expenses and other current assets	1,541,698	495,344
Total current assets	72,449,365	74,216,765

Property, plant, and equipment, net	13,834,393	14,538,686
Prepayment for property, plant and equipment	3,606,708	4,224,229
Intangible assets, net	3,060	11,913
Land use right, net	6,653,666	511,177
Right-of-use assets	195,813	314,339
Long-term deposits	1,096,628	1,124,763
Biological assets	28,355,589	-
Total Assets	$126,195,222	$94,941,872

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-term loans	$4,646,382	$3,711,253
Long-term loans, current portion	548,245	20,009
Convertible notes	2,027,500	-
Accounts payable	12,565,401	7,487,319
Deferred revenue, current	80,866	96,542
Proceeds from private placement	-	18,000,000
Due to related parties	152,556	-
Taxes payable	83,190	589,315
Lease liabilities	31,602	32,899
Prepayment from customers	1,146,988	-
Accrued expenses and other current liabilities	1,160,540	524,197
Total current liabilities	22,524,707	30,461,534

Long-term loans, non-current portion	34,266	421,733
Deferred revenue, non-current	121,299	207,352
Lease liabilities	-	15,484
Deferred tax liabilities	34,153	53,443
Total liabilities	22,632,988	31,159,546

Commitments and contingencies

Shareholders' Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 2,285,826 and 668,755 shares issued and outstanding as of September 30, 2023 and 2022, respectively*	101,922,676	54,278,472
Class B ordinary share, no par value, unlimited number of shares authorized; 100,698 shares issued and outstanding as of September 30, 2023 and 2022.*	4,231,055	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	526,217	524,723
(Accumulated deficits) retained earnings	(3,211,885)	2,415,349
Accumulated other comprehensive loss	(8,771,028)	(6,532,472)
Total shareholders' equity	103,562,234	63,782,326

Total Liabilities and Shareholders' Equity	$126,195,222	$94,941,872

* Retrospectively restated for effect of share re-designation on July 22, 2022 and 1-for-30 reverse share split on January 18, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended September 30,
	2023		2022	2021

Revenue		$57,899,096	$40,205,586	$19,846,921
Cost of revenue		(57,110,446)	(36,563,945)	(17,230,306)
Gross profit		788,650	3,641,641	2,616,615
Operating expenses:
Allowance for inventory		(195,355)	-	-
Selling expenses		(53,008)	(89,312)	(198,443)
General and administrative expenses		(5,730,147)	(2,060,122)	(1,449,267)
Research and development expenses		(988,559)	(1,032,378)	(385,525)
Total operating expenses		6,967,069	(3,181,812)	(2,033,235)

(Loss) income from operations		(6,178,419)	459,829	583,380

Other income (expenses):
Interest expense		(712,490)	(157,221)	-
Government subsidy income		925,983	1,636,491	1,079,348
Interest income		489	702,872	191,227
Other income (expenses)		116,575	(97,990)	(120,246)
Total other income, net		330,557	2,084,152	1,150,329

(Loss) income before income taxes		(5,847,862)	2,543,981	1,733,709
Income tax benefits/(expenses)		222,122	(314,273)	(437,349)
Net (loss) income		(5,625,740)	2,229,708	1,296,360
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares		$-	-	(975,000)
Net income (loss) attributable to Shareholders		$(5,625,740)	$2,229,708	$321,360

Net (loss) income		(5,625,740)	2,229,708	1,296,360
Other comprehensive (loss) income:
Foreign currency translation (loss) gain		$(2,238,556)	(6,655,036)	1,089,346
Comprehensive (loss) income		$(7,864,296)	$(4,425,328)	$2,385,706

(Loss) earnings per share*	$
Basic		$(3.12)	$3.09	$2.56
Diluted		$(3.12)	$3.09	$2.56
Weighted average shares outstanding*
Basic		1,802,948	721,993	506,584
Diluted		$2,267,082	721,993	506,584

* Retrospectively restated for effect of share re-designation on July 22, 2022 and 1-for-30 reverse share split on January 18, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2023, 2022, AND 2021

	Ordinary Shares*								Retained	Accumulated Other
	Class A Ordinary Shares		Class B Ordinary Shares		Preferred Shares		Additional Paid-in	Statutory	Earnings (Accumulated	Comprehensive Income	Total Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	(Loss)	Equity
Balance as of September 30, 2020	213,967	$8,990,479	119,365	$5,015,142	$500,000	$1,800,000	$7,890,199	$129,497	$259,507	$(966,782)	$23,118,042
Issuance of Ordinary Shares, net of offering expenses	191,667	20,135,204	-	-	-	-	-	-	-	-	20,135,204
Preferred Shares converted into Ordinary Shares	16,667	1,800,000	-	-	(500,000)	(1,800,000)	-	-	-	-	-
Issuance of Ordinary Shares for private placement, net	133,333	17,040,000	-	-	-	-	-	-	-	-	17,040,000
Exercise of warrants	2,309	-	-	-	-	-	-	-	-	-	-
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	-	-	-	-	-	-	975,000	-	(975,000)	-	-
Net income for the year	-	-	-	-	-	-	-	-	1,296,360	-	1,296,360
Appropriation to statutory reserve	-	-	-	-	-	-	-	186,311	(186,311)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	1,089,346	1,089,346
Balance as of September 30, 2021	557,943	$47,965,683	119,365	$5,015,142	-	-	$8,865,199	$315,808	$394,556	$122,564	$62,678,952
Class B Ordinary Shares converted into Class A Ordinary Shares	18,667	784,087	(18,667)	(784,087)	-	-	-	-	-	-	-
Issuance of Ordinary Shares for private placement, net	92,145	5,528,702	-	-	-	-	-	-	-	-	5,528,702
Net income for the year	-	-	-	-	-	-	-	-	2,229,708	-	2,229,708
Appropriation to statutory reserve	-	-	-	-	-	-	-	208,915	(208,915)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	(6,655,036)	(6,655,036)
Balance as of September 30, 2022	668,755	$54,278,472	100,698	$4,231,055	-	$-	$8,865,199	$524,723	$2,415,349	$(6,532,472)	$63,782,326
Issuance of ordinary shares for private placement, net	350,467	17,975,000	-	-	-	-	-	-	-	-	17,975,000
Issuance of ordinary shares for acquisition	293,984	18,373,771	-	-	-	-	-	-	-	-	18,373,771
Issuance of ordinary shares and warrants, net	606,057	8,945,433	-	-	-	-	-	-	-	-	8,945,433
Issuance of ordinary shares for services	66,667	1,100,000	-	-	-	-	-	-	-	-	1,100,000
Issuance of ordinary shares for convertible bond redemption	299,896	1,250,000	-	-	-	-	-	-	-	-	1,250,000
Net loss for the year	-	-	-	-	-	-	-	-	(5,625,740)	-	(5,625,740)
Appropriation to statutory reserve	-	-	-	-	-	-	-	1,494	(1,494)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	(2,238,556)	(2,238,556)
Balance as of September 30, 2023	2,285,826	$101,922,676	100,698	$4,231,055	-	-	$8,865,199	$526,217	$(3,211,885)	$(8,771,028)	$103,562,234

* Retrospectively restated for effect of share re-designation on July 22, 2022 and 1-for-30 reverse share split on January 18, 2024 (see Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended September 30,
	2023	2022	2021
Cash flows from operating activities:
Net (loss) income	$(5,625,740)	$2,229,708	$1,296,360
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Allowance for accounts receivable	179,562	358,218	39,953
Allowance for advances to suppliers	(207,668)	136,966	-
Allowance for prepaid expenses and other current assets	(3,616)	2,213	-
Allowance for inventories	195,335	-	-
Depreciation expenses	1,564,673	1,365,830	1,050,924
Loss on disposal of property, plant and equipment	536	42	68,155
Amortization of operating lease right-of-use assets	114,472	106,011	51,972
Amortization of intangible assets and land use right	207,348	65,852	123,205
Amortization of biological assets	873,358	-	-
Deferred income taxes	(961,506)	(9,033)	83,893
Amortization of deferred revenue	(97,366)	(261,533)	(110,438)
Amortization of debts issuance costs	277,500	-	-
Issuance of ordinary shares for services	1,100,000	-	-
Changes in operating assets and liabilities:
Accounts receivable	(11,266,039)	(8,503,455)	(3,159,543)
Inventories	(2,151,007)	248,675	1,828,011
Advances to suppliers	(21,761,492)	(9,286,781)	(9,125,201)
Prepaid expenses and other current assets	(295,191)	(384,367)	(278,122)
Accounts payable	5,446,546	6,357,128	(3,284,531)
Lease liabilities	(16,107)	(366,239)	(71,929)
Taxes payable	(508,292)	398,560	(13,627)
Accrued expenses and other current liabilities	2,769,703	27,586	(92,151)
Net cash used in operating activities	(30,164,971)	(7,514,619)	(11,593,069)

Cash flows from investing activities:
Other receivables	(769,875)	20,790,311	(20,739,840)
Prepayment to acquire a subsidiary	-	(17,746,979)	-
Prepayment for purchase of property, plant, and equipment	-	(1,421,646)	(3,752,528)
Purchase of property, plant, and equipment	(683,392)	(2,493,448)	(434,834)
Proceeds from sale of property, plant, and equipment	-	-	77,527
Term deposits	-	3,042,843	(3,072,000)
Acquisition of a subsidiary, net of cash	613	-	-
Net cash (used in) provided by investing activities	(1,452,654)	2,171,081	(27,921,675)

Cash flows from financing activities:
Proceeds from the Initial Public Offering	-	-	23,000,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(2,377,450)
Proceeds from private placements	-	18,000,000	-
Proceeds from issuance of shares and warrants	8,945,433	5,528,702	18,000,000
Proceeds from convertible notes	3,000,000	-	(960,000)
Repayment of related-party loans	-	(2,000,295)	-
Proceeds from related-party loans	266,739	414,814	534,226
Repayment of bank loans	(4,578,329)	(2,922,341)	(1,689,600)
Proceeds from bank loans	5,798,704	5,918,330	1,231,872
Proceeds from long-term bank loan	-	-	284,206
Net cash provided by financing activities	13,432,547	24,939,210	38,023,254

Effect of exchange rate changes on cash	333,708	(1,739,558)	112,213

Net (decrease) increase in cash	(17,851,370)	17,856,114	(1,379,277)
Cash, beginning of year	18,046,872	190,758	1,570,035
Cash, end of year	$195,502	$18,046,872	$190,758

Supplemental disclosure information:
Cash paid for income tax	$28,764	$71,849	$387,595
Cash paid for interest	$241,484	$45,218	$58,703

Supplemental non-cash activities:
Issuance of shares for acquisition	18,373,771	—	—
Lease liabilities arising from obtaining right-of-use assets	$1,156	$2,866	—
Deferred offering costs funded by a related party through related party loans			$487,346
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	—	$975,000

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

Reorganization

In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of CN Energy, a British Virgin Islands holding company; (2) the incorporation of Clean Energy Holdings Limited (“Energy Holdings”), a Hong Kong holding company; (3) the incorporation of Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), two new wholly foreign-owned enterprises (“WFOE”) formed by Energy Holdings under the laws of the People’s Republic of China (“China” or the “PRC”); (4) the incorporation of Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”), a PRC company, of which 90% of the equity interests are owned by Manzhouli CN Energy, and the remaining 10% by Zhejiang CN Energy; (5) the incorporation of CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), a PRC company, of which 70% of the equity interests are owned by Manzhouli CN Technology and the remaining 30% by Zhejiang CN Energy; (6) the acquisition of 100% of the equity interests of Greater Khingan Range Forasen Energy Technology Co., Ltd. (“Khingan Forasen”) by CN Energy Development; and (7) the issuance of 10,000,000 ordinary shares of CN Energy (reflecting an approximate or rounded 71.62‑for‑1 forward split of the Company’s ordinary shares on April 20, 2020) to the original shareholders of Khingan Forasen. In relation to the Reorganization, a series of agreements were signed among CN Energy, the original shareholders of Khingan Forasen, CN Energy Development, and offshore holding companies controlled by the original shareholders of Khingan Forasen on August 12, 2019 and August 28, 2019. All share amounts and per share amounts have been presented giving effect to the forward split. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with Accounting Standards Codification (“ASC”) 805‑50‑25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to the Reorganization. The consolidation of CN Energy and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of Reorganization.

The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805‑50‑45‑5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

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

On April 8, 2022, Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Trading”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhoushan Trading.

On April 13, 2022, Ningbo Nadoutong Trading Co., Ltd (“Ningbo Trading”) was incorporated under the laws of the PRC. CN Energy Development owns 100% of the equity interests in Ningbo Trading.

On October 11, 2022, Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhejiang Yongfeng New Material.

On November 11, 2022, CN Energy completed an acquisition of MZ Mining International Co., Ltd (“MZ HK”), a Hong Kong company that wholly owns MZ Pintai Mining (Zhejiang) Co., Ltd (“MZ Pintai”), which is a Chinese company that wholly owns Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (“Yunnan Yuemu”), pursuant to an equity transfer agreement (the “Equity Transfer Agreement”) dated September 30, 2022 with Shenzhen Xiangfeng Trading Co., Ltd. (the “Seller”). The Seller is independent from all directors and officers of CN Energy, and the Company itself. Pursuant to the Equity Transfer Agreement, the Seller first transferred 100% of its equity interests in Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Seller, to Yunnan Yuemu, and the Seller then sold and transferred, and CN Energy purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of CN Energy, having a value of $18,373,771, delivered to the Seller and its designees.

Currently, CN Energy has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the British Virgin Islands, and the State of Delaware. Details of the subsidiaries of CN Energy are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding company
Energy Holdings	August 29, 2013	Hong Kong, China	100%	Holding company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding company
Manzhouli CN Technology	June 10, 2019	Inner Mongolia, China	100%	Holding company
CN Energy Development	April 18, 2019	Zhejiang, China	100%	Holding company
Khingan Forasen	March 5, 2009	Heilongjiang, China	100%	Produces and distributes activated carbon and biomass electricity
Hangzhou Forasen	March 16, 2006	Zhejiang, China	100%	Distributes activated carbon products
Zhongxing Energy	May 21, 2018	Inner Mongolia, China	100%	Produce activated carbon and steam for heating
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Produce and sell wading activated carbon in the future
CN Energy USA	March 31, 2022	Delaware, U.S.	100%	Investment, consultation and trading, inactive
Zhoushan Trading	April 8, 2022	Zhejiang, China	100%	Trading
Ningbo Trading	April 13, 2022	Zhejiang, China	100%	Trading
Zhejiang Yongfeng New Material	October 11, 2022	Zhejiang, China	100%	Trading
MZ HK	December 6, 2018	Hong Kong, China	100%	Holding company
MZ Pintai	January 22, 2019	Zhejiang, China	100%	Holding company
Yunnan Yuemu	September 2, 2022	Yunnan, China	100%	Holding company
Yunnan Honghao	May 6, 2013	Yunnan, China	100%	Forestry project investment and development
Zhejiang Yongfeng	October 11, 2022	Zhejiang, China	100%	Holding company

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S.GAAP”). All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of property, plant, and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

Note 2 – Summary of significant accounting policies (Continued)

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected.

Inventories

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. Inventory reserves were $0.2 million and nil as of September 30, 2023 and 2022, respectively.

The costs of forestry inventories are transferred from biological assets at their costs at the point of harvest. The cost of inventories also includes capitalized production costs, including labor, materials, post-harvest costs, and depreciation. Inventoried costs are transferred to cost of goods sold in the same period as when the products are sold.

Forestry inventories, capitalized production costs, and biological asset adjustments are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period when the write-down or loss occurs.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property, plant, and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss) in income from operations.

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

Prepayment for property, plant and equipment represents payment made for production line equipment to be installed in the new production plant in Manzhouli City. Prepayment for property, plant, and equipment is not depreciated. Upon readiness for intended use, prepayment for property, plant and equipment is reclassified to the appropriate category within property, plant, and equipment.

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

Biological assets

The Company’s biological assets consist of forests which are not yet harvested. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives. The Company capitalizes all related direct and indirect costs of production to the biological assets at costs at each reporting date. At the point of harvest, the biological assets are transferred to inventory at their costs.

Goodwill

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company assesses goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Traditionally, goodwill impairment testing is a two-step process. Step one involves comparing the fair value of the reporting units to its carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating an implied fair value of goodwill.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year from acquisition date.

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2023 and 2022.

Note 2 – Summary of significant accounting policies (Continued)

Leases

The Company has operating leases for its corporate offices and equipment. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term and renewal options, when it believes it will exercise the renewal option, in calculating the right-of-use assets and liabilities.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management services, utilities and property taxes. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of September 30, 2022 and 2023, the Company did not have any impairment loss for its operating lease right-of-use assets.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to suppliers, other receivables, prepaid expenses and other current assets, short-term bank loans, accounts payable, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

The Company accounts for leases following ASC 842,  (“Topic 842”).

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

There were no contract assets as of September 30, 2023 and 2022. For the fiscal years ended September 30, 2023, 2022, and 2021, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition (Continued)

The Company has elected the following practical expedients in applying ASC 606:

•	Unsatisfied Performance Obligations – for all performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•	Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

•	Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•	Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.

•	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

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

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $24,979, $65,881 and $164,230 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the fiscal years ended September 30, 2023, 2022, and 2021, the Company had the following subsidy income:

	September 30,	September 30,	September 30,
	2023	2022	2021
Value-added tax refund	$465,072	$636,536	$968,909
Becoming a public company	-	760,711	-
Investment grant	292,487	-	-
Equipment of energy projects grants	97,366	132,212	110,439
Research and development grants	71,058	-	-
Other miscellaneous grants	-	107,033	-
Total	$925,983	$1,636,491	$1,079,348

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of September 30, 2023 and 2022, the balance of unrecognized government grants was $202,165 and $303,894, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2023, 2022, and 2021, $97,366, $132,212, and $110,439 was recorded in government subsidy income, respectively.

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

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were nore material uncertain tax positions as of September 30, 2023 and 2022. As of September 30, 2023, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s subsidiaries remain open for statutory examination by tax authorities.

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

Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Khingan Forasen and its branch office, Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (“Biopower Plant”), are entitled to obtained 70% VAT refund as they meet the requirement of national comprehensive utilization of resources program. For the fiscal years ended September 30, 2023, 2022, and 2021, $465,071, $636,536, and $968,909 of VAT refund was recorded in government subsidy income, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, accounts receivable, advances to suppliers, and other receivables. Most of the Company’s cash is maintained with banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,889) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.  The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk (please refer to Note 18 for concentration risk details).

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

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income (loss) as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The exchange rates in effect as of September 30, 2023 and 2022, were RMB1 for $0.1371 and $0.1577, respectively. The average exchange rates for the fiscal years ended September 30, 2023, 2022, and 2021, were RMB1 for $0.1418, $0.1570, and $0.1536, respectively.

Earnings (Loss) Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the fiscal years ended September 30, 2023, 2022 and 2021.

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

Note 2 – Summary of significant accounting policies (Continued)

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016‑13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019‑05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019‑10 to amend the effective date for ASU 2016‑13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU within annual reporting period of September 30, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and cash flows.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	September 30,	September 30,
	2023	2022

Trade accounts receivable	$29,509,165	$19,095,539
Less: allowance for doubtful accounts	(496,299)	(330,990)
Accounts receivable, net	$29,012,866	$18,764,549

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products and biomass electricity are sold and delivered to customers.

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2023	2022

Balance at beginning of year	$330,990	-
Addition to allowance for doubtful accounts	179,562	358,218
Translation adjustments	(14,253)	(27,228)
Balance at end of year	$496,299	$330,990

Note 4 – Inventories

Inventories consisted of the following:

	September 30,	September 30,
	2023	2022

Raw materials	$1,619,534	$536,368
Finished goods	1,224,555	247,883
Sub-total	2,844,089	784,251
Less: allowance for inventories	(188,856)	-
Total	$2,655,233	$784,251

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	September 30,	September 30,
	2023	2022

Advances for raw materials purchase	$39,098,283	$18,524,038
Less: allowance for doubtful accounts	(54,217)	(261,518)
Advances to suppliers, net	$39,044,834	$18,262,520

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2023	2022

Balance at beginning of year	$261,518	$148,617
Addition to allowance for doubtful accounts	-	136,966
Recovery in allowance for doubtful accounts	(207,668)	-
Translation adjustments	367	(24,065)
Balance at end of year	$54,217	$261,518

Note 6 – Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30,	September 30,
	2023	2022

Machinery and equipment	$9,498,312	$9,217,130
Property and buildings	7,621,567	7,139,369
Vehicles	215,198	227,030
Office equipment	86,291	101,878
Subtotal	17,421,368	16,685,407
Construction in progress	5,162,523	5,294,970
Less: accumulated depreciation	(8,749,498)	(7,441,691)
Property, plant and equipment, net	$13,834,393	$14,538,686

Depreciation expenses were $1.6 million, $1.4 million, and $1.1 million for the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

Note 7 – Prepayment for property, plant and equipment

As of September 30, 2023, the Company had prepayment in the amount of $3.6 million for the production line equipment to be installed in the new production plant in Manzhouli City. Since the groundwork of the factory workshop was delayed by the local government’s shelter-in-place orders due to the COVID-19 pandemic, the equipment was not delivered as of September 30, 2023. As of the date of this annual report, the construction has been suspended and the delivery of equipment is still under negotiation. As of September 30, 2023, the Company had contractual obligations of approximately $0.2 million, with the payment schedule currently under negotiation.

Note 8 – Land use right, net

Land use right, net, consisted of the following:

	September 30,	September 30,
	2023	2022

Land use right	$6,887,433	$554,122
Less: accumulated amortization	(233,767)	(42,945)
Land use right, net	$6,653,666	$511,177

Amortization expense was $198,499, $11,493, and $12,109 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2024	$305,605
Fiscal 2025	305,605
Fiscal 2026	305,605
Fiscal 2027	305,605
Fiscal 2028	305,605
Thereafter	5,125,641
Total	$6,653,666

Note 9 – Intangible assets, net

Intangible assets, net, consisted of the following:

	September 30,	September 30,
	2023	2022

Software	$14,049	$14,409
Purchased patents	977,287	1,002,360
Subtotal	991,336	1,016,769
Less: accumulated amortization	(988,276)	(1,004,856)
Intangible assets, net	$3,060	$11,913

Amortization expense was $8,849, $54,359, and $111,096 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2024	$448
Fiscal 2025	448
Fiscal 2026	448
Fiscal 2027	448
Fiscal 2028	448
Thereafter	820
Total	$3,060

Note 10 – Long-term deposits

Long-term deposits consisted of the following:

	September 30,	September 30,
	2023	2022

Construction deposit (a)	$822,505	$843,607
Deposit for acquisition of land use rights (b)	274,123	281,156
Long-term deposits	$1,096,628	$1,124,763

(a)

On June 25, 2020, the Company entered into a construction agreement with a third party, Manzhouli Lancheng Project Management Co., Ltd., for the first stage of construction of the Company’s new facility in Manzhouli City, China. Pursuant to the agreement, the Company made a payment of RMB6 million (equivalent to $0.8 million as of September 30, 2023) as security deposit. The deposit is interest-free and is refundable upon the completion of the project.

(b)

The Company paid a deposit of RMB2 million (equivalent to $0.3 million as of September 30, 2023) to the Finance Bureau designated by the Tahe County Land and Resources Bureau, to bid for the acquisition of the land use rights for the land which the Company leases from Tahe County and where Biopower Plant is currently located. The deposit is interest-free and refundable if the Company decides not to purchase the land use rights when the lease expires.

Note 11 – Biological assets

Through the acquisition of 100% shares of MZ HK, CN Energy indirectly acquired 100% of the equity interests in Yunnan Honghao and its biological assets in November 2022. See Note 1 for details.

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 29 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives.

	September 30,	September 30,
	2023	2022

Biological assets	29,199,895	-
Less: accumulated depreciation	(844,306)	-
Biological assets, net	$28,355,589	-

 Depreciation expenses were $873,358 for the fiscal year ended September 30, 2023.

Note 12 – Acquisition of subsidiaries

Through the acquisition of 100% shares of MZ HK, CN Energy indirectly acquired 100% of the equity interests in Yunnan Honghao. See Note 1 for details.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

For the
fiscal year ended
September 30,
2023

Cash	$602
Biological assets	29,655,127
Land use rights	6,446,124
Total assets	$36,101,853

Other payables	$(21,506)
Total liabilities	$(21,506)

Net tangible assets	$36,080,347
Goodwill	-
Total fair value of purchase price allocation	$36,080,347

Consideration in the form of shares	$18,373,771
Consideration in the form of cash	17,706,576
Total consideration	$36,080,347

Note 13 – Short-term and long-term loans

	September 30,	September 30,
	2023	2022

Short-term loans
Industrial and Commercial Bank of China	$1,713,267	$1,757,223
Bank of Beijing	1,165,022	702,888
China Resources Shenzhen Guotou Trust Co., Ltd	685,307	-
China Zheshang Bank Co., Ltd.	671,601	1,251,142
Pingan Bank Co., Ltd.	411,185	-
Total short-term loans	$4,646,382	$3,711,253
Long-term loans
Long-term loans, current portion
Xiaoshan Rural Commercial Bank	$411,184	-
Kincheng Bank Co., Ltd.	137,061	-
WeBank Co., Ltd.	-	$20,009
Total long-term loans, current portion	$548,245	$20,009
Long-term loans, non-current portion
Xiaoshan Rural Commercial Bank	-	$421,733
Kincheng Bank Co., Ltd.	34,266	-
Total long-term loans, non-current portion	$34,266	$421,733

Total long-term loans	$582,511	$441,742

Total short-term and long-term loans	$5,228,893	$4,152,995

The following table summarizing the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of each secured and unsecured short-term and long-term loan:

Note 13 – Short-term and long-term loans (Continued)

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2023	date	date	in RMB	in USD	rate	Note
Secured short-term loans
Industrial and Commercial Bank of China	May 25, 2022	April 19, 2024	4,500,000	$616,776	3.75%	1
Industrial and Commercial Bank of China	June 24, 2022	May 28, 2024	5,000,000	685,307	4.35%	2
Bank of Beijing	December 9, 2022	December 8, 2023	5,000,000	685,307	4.50%	3
Bank of Beijing	May 31, 2023	May 30, 2024	3,500,000	479,715	4.00%	3
China Zheshang Bank Co., Ltd.	June 29, 2023	June 28, 2024	4,900,000	671,601	5.50%	4
Pingan Bank Co., Ltd.	December 7, 2022	December 5, 2023	3,000,000	411,185	6.00%	5
Total secured short-term loans			25,900,000	$3,549,891
Unsecured short-term loans
China Resources Shenzhen Guotou Trust Co., Ltd	July 3, 2023	June 13, 2024	5,000,000	$685,307	3.40%
Industrial and Commercial Bank of China	December 7, 2022	November 22, 2023	1,500,000	205,592	4.45%	9
Industrial and Commercial Bank of China	December 8, 2022	November 22, 2023	1,500,000	205,592	4.45%	9
Total unsecured short-term loans			8,000,000	$1,096,491

Total short-term loans			33,900,000	$4,646,382

Secured long-term loans
Kincheng Bank Co., Ltd.	November 30, 2022	December 1, 2024	1,250,000	171,327	18.00%	6
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	411,184	6.16%	7
Total long-term loans			4,250,000	$582,511

Total short-term and long-term loans			38,150,000	$5,228,893

	Loan	Loan	Loan	Loan	Effective
For the fiscal year ended September 30, 2022	commencement	maturity	amount	amount	interest
Secured short-term loans	date	date	in RMB	in USD	rate	Note
Industrial and Commercial Bank of China	May 25, 2022	May 25, 2023	4,500,000	$632,600	3.80%	1
Industrial and Commercial Bank of China	June 24, 2022	June 24, 2023	5,000,000	702,889	4.35%	2
China Zheshang Bank Co., Ltd.	May 25, 2022	May 23, 2023	4,000,000	562,311	5.5%	4
China Zheshang Bank Co., Ltd.	June 1, 2022	May 31, 2023	4,900,000	688,831	5.5%	4
Bank of Beijing	December 21, 2021	December 20, 2022	5,000,000	702,888	4.75%	3
Total secured short-term loans			23,400,000	$3,289,519

Unsecured short-term loans
Industrial and Commercial Bank of China	December 14, 2021	December 9, 2022	1,500,000	$210,867	3.85%
Industrial and Commercial Bank of China	December 15, 2021	December 10, 2022	1,500,000	210,867	3.85%
Total unsecured short-term loans			3,000,000	$421,734

Total short-term loans			26,400,000	$3,711,253

Secured long-term loans
Long-term loan, current portion
WeBank Co., Ltd.	October 9, 2020	October 9, 2022	142,331	$20,009	10.26%	8
Long-term bank loan, non-current portion
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	421,733	6.31%	7
Total long-term loans			3,142,331	$441,742

Total short-term and long-term loans			29,542,331	$4,152,995

Note 13 – Short-term and long-term loans (Continued)

________________________

(1)	The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance.

(2)

The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance, personal guaranteed by Mr. Wenhua Liu, who is a legal representative of Khingan Forasen and a director of the Company, and is collateralized by the property, plant, and equipment of Khingan Forasen, with a net book value of RMB1.5 million (equivalent to approximately $0.1 million as of September 30, 2023).

(3)

The loan is guaranteed by a third party, Hangzhou High Tech Financing Guarantee Co., Ltd, Mr. Wenhua Liu, Ms. Yefang Zhang, principal shareholder, and Mr. Zhengyu Wang, former CEO and spouse of principal shareholder, for up to 100% of the outstanding principal and normal interest balance. Approximately $0.5 million of this loan was overdue on December 8, 2023, and the Company is in an on-going negotiation with the lender for an extension.

(4)	The loan is guaranteed by Ms. Yefang Zhang, principal shareholder, Ms. Xinyang Wang, CEO of the Company and CN Energy Development, a subsidiary of the Company.

(5)

The loan is guaranteed by Mr. Wenhua Liu, a director of CN Energy, for up to RMB6.5 million ($0.9 million) of the outstanding principal and normal interest balance. Approximately $0.4 million of this loan was overdue on December 5, 2023, and the Company is in an on-going negotiation with the lender for an extension.

(6)	The loan is guaranteed by Mr. Wenhua Liu, a director of CN Energy, for up to RMB6.5 million ($0.9 million) of the outstanding principal and normal interest balance.

(7)	The loan is guaranteed by a subsidiary of the Company, CN Energy Development.

(8)	This line of credit agreement with WeBank Co., Ltd is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million.

(9)	These loans were overdue as of November 22, 2023, and the Company is in negotiation with the lender for an extension and this process is still on-going.

Note 14 - Convertible note

On December 30, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible note, on December 30, 2022, in the original principal amount of $3,230,000 (the “Note”, and together with the Purchase Agreement, the “Agreement”), convertible into Class A ordinary shares, no par value, of the Company (“Class A Ordinary Shares”). The Note bears an interest rate of 7% per annum and will be matured on December 30, 2023.

Under the Agreement, the Investor has the right to redeem the Note sixty (60) days after the purchase price of the Note was delivered by the Investor to the Company, and redemptions may be satisfied in cash or Class A Ordinary Shares, at the Company’s election. However, the Company will be required to pay the redemption amount in cash, if there is an Equity Conditions Failure (as defined in the Note). If the Company elects to satisfy a redemption in Class A Ordinary Shares, such Class A Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) $2.00 per share, subject to adjustment as provided in the Note, and (ii) 80% of the Nasdaq Minimum Price (as defined in the Note).

The Note does not contain a floor price for the possible future redemption conversions into Class A Ordinary Shares, and a future conversion pursuant to the Agreement could potentially result in a substantial dilutive effect on the existing shareholders of the Company. Pursuant to the relevant Nasdaq Listing Rule guidance, the Nasdaq Staff has stated its position that, in determining whether the issuance of a future priced security raises public interest concerns, Nasdaq Staff will consider, among other things, whether a future priced security includes features to limit the potential dilutive effect of its conversion or exercise, including floors on the conversion or exercise price. To limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company approved on February 15, 2023 that the Company shall repay the Note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12. For the fiscal year ended September 30, 2023, 8,996,865 Class A Ordinary Shares were issued for the redemption of $1.25 million convertible notes. After the redemption by Class A Ordinary Shares mentioned above, the outstanding principal of convertible note was $2.0 million and interest payable was $157,801 as of September 30, 2023.

On November 29, 2023, the Company entered into a forbearance agreement (the “Agreement”) with the Investor, pursuant to which the Investor agreed to refrain and forbear from bringing any action to enforce any remedies against the Company for failure to deliver the cash amount in accordance to a certain redemption notice delivered to the Company by the Lender on November 20, 2023 (the “Forbearance”). In exchange for the Forbearance, the Company agreed to pay the Lender a forbearance fee equal to 3.25% of the outstanding balance as of the date of the Agreement.

The Forbearance will terminate immediately upon the Company’s failure to comply with certain terms and conditions set forth in the Agreement. Upon termination of the Forbearance, the Investor may seek all recourse available to it under the terms of the Note, the Agreement, any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any right, power, or remedy of the Investor under the Note or all other documents entered into in conjunction therewith as in effect prior to the date of the Agreement.

On December 1, 2023, 1,875,000 (or 62,500 after adjusted for the reversed stock split in January 2024) Class A ordinary shares were issued for the redemption of $225,000 convertible notes.

Note 15 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30,	September 30,
	2023	2022

Payroll payable	$528,902	$291,616
Accrued expenses	473,837	232,581
Interest payable	157,801	-
Accrued expenses and other current liabilities	$1,169,540	$524,197

Note 16 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing personal guarantee as an additional security for loans, payables and receivables, providing personal guarantee for a lawsuit for potential losses
Zhengyu Wang	Former CEO, spouse of Ms. Yefang Zhang	Providing personal guarantee as an additional security for loans
Xinyang Wang	CEO of the Company	Providing personal guarantee as an additional security for loans
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company
Wenhua Liu	A director of the Company	Providing personal guarantee as an additional security for loans

Due from a related party

As of September 30, 2023 and 2022, amount due from Yefang Zhang was nil and $116,250, respectively. The amount was fully repaid by Yefang Zhang in January 2023.

Due to a related party

As of September 30, 2023 and 2022, the Company owed Yefang Zhang $114,451 and nil, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $59,268).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term loans (see Note 13).

Note 17 – Taxes

Corporation Income Tax

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

CN Energy is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Under the Hong Kong tax laws, an entity, that incorporated under the laws of Hong Kong China, is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Khingan Forasen was approved as an HNTE in November 2016, Khingan Forasen and its branch office, Biopower Plant, are entitled to a reduced income tax rate of 15% beginning November 2016. On December 16, 2021, Khingan Forasen successfully renewed its HNTE certificate and is able to enjoy the reduced income tax rate in the next three years. In addition, according to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products is exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified the Company that its revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and the Company paid approximately$135,000 income tax as assessed by the tax authority (see the prior year true-up below). Starting January 1, 2021, activated carbon has been included in the program, and the Company expects to be able to enjoy the income tax exemption going forward.

The impact of the reduced tax rate noted above decreased the Company’s income taxes by $12,251, $230,332, and $245,816 for the fiscal years ended September 30, 2023, 2022, and 2021, respectively. The benefits of the reduced tax rate and tax exemption on net income per share (basic and diluted) were $0.01, $0.32, and $0.49 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the fiscal years ended September 30,
	2023	2022	2021
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	0.5%	(10.2%)	(14.2%)
Research and development (“R&D”) tax credit	2.9%	(3.5%)	(3.0%)
Exempt income	0.9%	-	-
Effect of non-taxable government subsidy income	-	(4.8%)	(1.0%)
Non-PRC entities not subject to PRC tax	(20.8%)	9.8%	8.7%
Change in valuation allowance	0.5%	(2.4%)	0.9%
Prior year true-up	-	-	7.8%
Others	(1.4%)	2.2%	1.0%
Effective tax rate	7.6%	16.1%	25.2%

Note 17 – Taxes (Continued)

The provision for income tax consisted of the following:

	For the fiscal years ended September 30,
	2023	2022	2021
Current income tax provision	$(203,551)	$323,306	$353,456
Deferred income tax provision	(18,571)	(9,033)	83,893
Income tax provision	$(222,122)	$314,273	$437,349

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	September 30,	September 30,
Deferred tax assets:	2023	2022

Net operating loss carryforwards	$6,152,427	$60,387
Allowance on receivables	583,463
Allowance on inventory	344,474
Valuation allowance on net operating loss	(7,080,364)	(60,387)
Total	-	-

Deferred tax liabilities:
Accelerated depreciation of equipment	$34,153	$53,443
Total	$34,153	$53,443

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $24.6 million and $0.2 million as of September 30, 2023 and 2022, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $7.1 million and $60,387 was recorded against the gross deferred tax asset balance at September 30, 2023 and 2022, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The net change in valuation allowance for the fiscal years ended September 30, 2023, 2022 and 2021 was an increase of $7.0 million, a decrease of $226,799, and an increase of $29,336, respectively.

Note 18 – Concentration of major customers and suppliers

For the fiscal year ended September 30, 2023, three major customers accounted for 13%, 13%, and 10% of the Company’s total sales. For the fiscal year ended September 30, 2022, one major customer accounted for 58% of the Company’s total sales. For the fiscal year ended September 30, 2021, three major customers accounted for approximately 44%, 33%, and 11% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2023, three major customers accounted for 21%, 20%, and 10% of the Company’s accounts receivable balance, respectively. As of September 30, 2022, three major customers accounted for 42%, 20%, and 18% of the Company’s accounts receivable balance, respectively.

For the fiscal year ended September 30, 2023, two major suppliers accounted for approximately 14% and 12% of the total purchases, respectively. For the fiscal year ended September 30, 2022, two major suppliers accounted for 35% and 14% of the total purchases, respectively. For the fiscal year ended September 30, 2021, three major suppliers accounted for approximately 26%, 25%, and 16% of the total purchases, respectively.

As of September 30, 2023, five suppliers accounted for approximately 17%, 16%, 16%, 11%, and 10% of the Company’s advance to suppliers balance, respectively. As of September 30, 2022, four suppliers accounted for 27%, 18%, 17%, and 10% of the Company’s advance to suppliers balance, respectively.

Note 19 – Leases

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

As of September 30, 2023 and 2022, the remaining average lease term was an average of 1.5 years and 1.9 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.7% per annum and 4.7% per annum, as of September 30, 2023 and 2022, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	September 30,	September 30,
	2023	2022

Right-of-use assets under operating leases	$195,813	$314,339
Operating lease liabilities, current	31,602	32,899
Operating lease liabilities, non-current	-	15,484
Total operating lease liabilities	$31,602	$48,383

As of
September 30,
2023
Fiscal 2024	33,010
Total Future minimum lease payments	33,010
Less: Imputed interest	(1,408)
Total	$31,602

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

The following table presents revenue by major product categories for the fiscal years ended September 30, 2023, 2022 and 2021, respectively:

	For the fiscal years ended September 30,
	2023	2022	2021
Activated carbon	$57,879,320	$39,925,693	$19,573,266
Biomass electricity	19,776	150,716	143,240
Technical service	-	129,177	130,415
Total	$57,899,096	$40,205,586	$19,846,921

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 21 – Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The original authorized and issued number of ordinary shares was 50,000 shares with a par value of $1.00 per share. In August 2019, the Company amended its Memorandum of Association to increase its authorized shares from 50,000 shares with a par value of $1.00 per share to an unlimited number of ordinary shares with no par value, and subdivide the already issued 50,000 shares to 139,627 shares with no par value. On April 15, 2020, the shareholders and board of directors of the Company approved (i) a forward split of the issued and outstanding ordinary shares of the Company at an approximate or rounded ratio of 71.62‑for‑1 share (the “Forward Split”), and (ii) the creation of a new class of convertible preferred shares of no par value. On April 16, 2020, the Company filed its second amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of the British Virgin Islands to effect such corporate actions, which filing became effective on April 20, 2020. The Company believes it is appropriate to reflect the Forward Split on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated. As a result of all events mentioned above, the Company had an unlimited number of no par value ordinary shares authorized, of which 10,000,000 were issued and outstanding after the Forward Split.

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

The Company believes the re-designation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, there were 68,574,781 and 20,062,658 Class A ordinary shares issued and outstanding and 3,020,969 and 3,020,969 Class B ordinary shares issued and outstanding as of September 30, 2023 and 2022, respectively.

Share consolidation or reverse share split

On January 18, 2024, the Company consolidated its issued and outstanding ordinary shares from 70,449,781 Class A ordinary shares of no par value and 3,020,969 Class B ordinary shares of no par value to 2,348,326 Class A ordinary shares of no par value and 100,698 Class B ordinary shares of no par value, on a 30:1 basis. The Company believes the share consolidation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

Private placements

On September 27, 2022, CN Energy entered into a series of subscription agreements (collectively, the “2022 Subscription Agreements”) with 15 purchasers, each an unrelated third party to the Company (collectively, the “2022 Purchasers”). Pursuant to the 2022 Subscription Agreements, the 2022 Purchasers agreed to subscribe for and purchase, and CN Energy agreed to issue and sell to the 2022 Purchasers, an aggregate of 10,514,018 Class A ordinary shares of CN Energy, no par value (the “Shares”), at a purchase price of $1.712 per share, and for an aggregate purchase price of $18,000,000 (the “Offering”). The Shares were offered under CN Energy’s registration statement on Form F-3 (File No. 333-264579), initially filed with the U.S. Securities and Exchange Commission on April 29, 2022 and declared effective on June 13, 2022 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on October 3, 2022. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shares were approved by CN Energy’s board of directors. On October 13, 2022, CN Energy completed the $18 million private placement by issuing 10,514,018 Class A ordinary shares to 2022 Purchasers.

Issuance of ordinary shares for acquisition

On November 11, 2022, CN Energy completed an acquisition of MZ HK, a Hong Kong company that wholly owns MZ Pintai, which is a Chinese company that wholly owns Yunnan Yuemu, pursuant to the Equity Transfer Agreement dated September 30, 2022 with the Seller. The Seller is independent from all directors and officers of CN Energy, and the Company itself. Pursuant to the Equity Transfer Agreement, the Seller first transferred 100% of its equity interests in Yunnan Honghao, a wholly owned subsidiary of the Seller, to Yunnan Yuemu, and the Seller then sold and transferred, and CN Energy purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of CN Energy having a value of $18,373,771, delivered to the Seller and its designees.

Through the acquisition of 100% shares of MZ HK, CN Energy indirectly acquired 100% of the equity interests in Yunnan Honghao.

Note 21 – Shareholders’ equity (Continued)

Public offering, warrants, and pre-funded warrants

On January 30, 2023, CN Energy entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which CN Energy agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 10,396,974 units, each consisting of one Class A ordinary share, no par value (collectively, the “Class A ordinary shares”) and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 per share (collectively, the “warrants”), at an offering price of $0.55 per unit; and (ii) 7,786,300 units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share (collectively, the “Pre-funded Warrants”), and one warrant, at an offering price of $0.5499 per unit (together with the Class A ordinary shares and the warrants, the “Offered Securities”), to those purchasers whose purchase of Class A ordinary shares in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of CN Energy’s outstanding ordinary shares immediately following the consummation of the Offering. The components of the units were issued separately and are immediately separable upon issuance. The Company received approximately $7.8 million in net proceeds from the Offering, after deducting underwriting discounts and other related offering expenses. In connection with the Offering, 10,396,974 Class A ordinary shares were issued, 4,672,700 Pre-funded Warrants were exercised upon issuance which resulted in a total issuance of 15,069,674 Class A ordinary shares and 3,112,046 Pre-funded Warrants were exercised for 3,112,046 Class A ordinary shares in September 2023. As of September 30, 2023, 18,183,274 warrants and 1,554 Pre-funded Warrants were outstanding.

The Pre-funded Warrants are exercisable immediately (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-funded Warrants are exercised in full. The warrants are exercisable immediately and expire five years, i.e. January 29, 2028, after their issuance date on January 30, 2023.

Services agreement with AA Cornerstone Inc

On March 7, 2023, the board of directors of CN Energy approved the entry of a services agreement (the “Agreement”) with AA Cornerstone Inc (the “Consultant”), pursuant to which the Consultant agreed to provide to the Company certain consulting services in the areas of strategic advisory, sponsored editorial content, and digital marketing, from March 1, 2023 to May 30, 2023 (the “Services”). As consideration for such Services, on March 13, 2023, CN Energy issued 2,000,000 restricted Class A ordinary shares, no par value, of CN Energy to the Consultant. The Agreement contained customary confidentiality, non-solicitation, indemnification, and arbitration provisions.

Issuance of shares for repayment of convertible note

On December 30, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible note, on December 30, 2022, in the original principal amount of $3,230,000 (the “Note”, and together with the Purchase Agreement, the “Agreement”), convertible into Class A ordinary shares, no par value, of the Company (“Class A Ordinary Shares”). The Note bears an interest rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable 12 months after the purchase price of the Note is delivered by the Investor to the Company (the “Purchase Price Date,” and 12 months after the Purchase Price Date, the “Maturity Date”), unless earlier prepaid or converted.

Under the Agreement, the Investor has the right to redeem the Note 60 days after the purchase price of the Note was delivered by the Investor to the Company, and redemptions may be satisfied in cash or Class A Ordinary Shares, at the Company’s election. However, the Company will be required to pay the redemption amount in cash, if there is an Equity Conditions Failure (as defined in the Note). If the Company elects to satisfy a redemption in Class A Ordinary Shares, such Class A Ordinary Shares shall be issued at a redemption conversion price of the lower of(i) $2.00 per share, subject to adjustment as provided in the Note, and (ii) 80% of the Nasdaq Minimum Price (as defined in the Note).

The Note does not contain a floor price for the possible future redemption conversions into Class A Ordinary Shares, and a future conversion pursuant to the Agreement could potentially result in a substantial dilutive effect on the existing shareholders of the Company. Pursuant to the relevant Nasdaq Listing Rule guidance, the Nasdaq Staff has stated its position that, in determining whether the issuance of a future priced security raises public interest concerns, Nasdaq Staff will consider, among other things, whether a future priced security includes features to limit the potential dilutive effect of its conversion or exercise, including floors on the conversion or exercise price. To limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company approved on February 15, 2023 that the Company shall repay the Note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12. For the fiscal year ended September 30, 2023, 8,996,865 Class A Ordinary Shares were issued for the redemption of $1.25 million convertible note.

Note 21 – Shareholders’ equity (Continued)

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

The Company’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The Company’s PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves together with paid in capital of the Company’s PRC subsidiaries are not distributable as cash dividends. As of September 30, 2023 and 2022, the balance of the required statutory reserves was $0.5 million and $0.5 million, respectively.

Note 22 – Commitments and contingencies

(a)  Capital expenditure commitments

Except as disclosed elsewhere in the consolidated financial statements, the Company has no other capital expenditure commitment as of September 30, 2023, which are expected to be paid within one year.

(b) Contingencies

The Company’s subsidiaries, CN Energy Development and Hangzhou Foresan, were named as a defendant in a lawsuit arising in their ordinary course of business. As of the date of this annual report, CN Energy Development and its subsidiary, Hangzhou Foresan, continue to use all commercially reasonable efforts to defend themselves in this proceeding. Ms Yefang Zhang has made a full commitment to provide full cover for the obligation that CN Energy Development and Hangzhou Foresan may require to bear in the case. Therefore, in this case, if the mediation before court hearing fails, the risks and losses of RMB8 million ($1.1 million) will be borne by Ms Yefang Zhang.

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

Note 23 – Subsequent events

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure.

Note 24 – Condensed financial information of the parent company

Pursuant to the requirements of Rule 12‑04(a), 5‑04(c), and 4‑08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

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

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income (loss).

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Note 24 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

	As of	As of
	September 30,	September 30,
	2023	2022
Assets
Current assets
Cash	$32,589	$16,099
Non-current assets
Investment in subsidiaries	103,950,542	64,002,904
Total assets	$103,983,131	$64,019,003

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties,	300,177	236,677
Accrued expenses and other current liabilities	120,720	-
Total liabilities	$420,897	$236,677

Commitments and contingencies

Shareholders’ equity
Class A ordinary share, no par value, unlimited number of shares authorized; 2,285,826 and 668,755 shares issued and outstanding as of September 30, 2023 and 2022, respectively.*	101,922,676	54,278,472
Class B ordinary share, no par value, unlimited number of shares authorized; 100,698 shares issued and outstanding as of September 30, 2023 and 2022.*	4,231,055	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	526,217	524,723
(Accumulated deficits) retained earnings	(3,211,885)	2,415,349
Accumulated other comprehensive loss	(8,771,028)	(6,532,472)
Total shareholders’ equity	103,562,234	63,782,326

Total liabilities and shareholders’ equity	$103,983,131	$64,019,003

 * Retrospectively restated for effect of share re-designation on July 22, 2022 and 1-for-30 reverse share split on January 18, 2024 (see Note 21).

Note 24 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the fiscal years ended September 30,
	2023	2022	2021

General and administrative expenses	$(3,202,589)	$(218,663)	$(438,020)
Equity in earnings of subsidiaries	(2,423,151)	2,448,371	1,734,380
Net (loss) income	(5,625,740)	2,229,708	1,296,360
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	-	-	(975,000)
Net (loss) income attributable to Shareholders	$(5,625,740)	2,229,708	321,360

Net (loss) income	(5,625,740)	2,229,708	1,296,360
Foreign currency translation (loss) gain	(2,238,556)	(6,655,036)	1,089,346
Comprehensive (loss) income	$(7,864,296)	$(4,425,328)	$2,385,706

Note 24 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the fiscal years ended September 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(5,625,740)	$2,229,708	$1,296,360
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization of debts issuance costs	277,500	-	-
Issuance of ordinary shares for services	1,100,000	-	-
Equity in earnings of subsidiaries	2,423,151	(2,448,371)	(1,734,380)
Prepaid expenses and other current assets	-	92,000	-
Accrued expenses and other current liabilities	278,521	(202,001)	-
Net cash used in operating activities	(1,546,568)	(328,664)	(438,020)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables	(769,875)	-	-
Investment in subsidiaries	(9,676,000)	(3,211,899)	(38,075,908)
Net cash used in investing activities	(10,445,875)	(3,211,899)	(38,075,908)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Initial Public Offering	-	-	23,000,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(2,377,450)
Issuance of Ordinary Shares for private placement	-	5,528,702	18,000,000
Proceeds from convertible notes	3,000,000	-	-
Proceeds from issuance of shares and warrants	8,945,433	-	-
Direct costs disbursed from private placement proceeds	-	-	(960,000)
Proceeds from related party loans	63,500	-	859,483
Repayment of related party loans	-	(1,980,145)	-
Net cash provided by financing activities	12,008,933	3,548,557	38,522,033

CHANGES IN CASH	16,490	7,994	8,105

CASH, beginning of year	16,099	8,105	-

CASH, end of year	$32,589	$16,099	$8,105
SUPPLEMENTAL NON-CASH ACTIVITIES:
Accrued deferred offering costs	-	-	$385,193
Deferred offering costs funded by a related party through related party loans	-	-	$102,153
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	-	-	$975,000

