Form 20-F/A
period 2023-09-30
CN ENERGY GROUP. INC.
filed 2024-02-16
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes ☐     No ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended September 30, 2023, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 (the “2023 Form 20-F”) is being filed solely to correct Exhibit 15.2 Consent of Enrome LLP, as an incorrect version of the consent was inadvertently filed with the 2023 Form 20-F. The correction of this consent is the sole change to the 2023 Form 20-F.

This Amendment No. 1 speaks as of the filing date of the 2023 Form 20-F on February 15, 2024. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in the 2023 Form 20-F, or reflect any events that have occurred after the 2023 Form 20-F was originally filed.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes Oxley Act of 2002 as exhibits to this Amendment No. 1.

2

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2*	Consent of Enrome LLP
___________________________

*	Filed with this amendment No. 1 to annual report on Form 20‑F
**	Furnished with this amendment No. 1 to annual report on Form 20‑F

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CN ENERGY GROUP. INC.

Date: February 15, 2024	By:	/s/ Xinyang Wang
Xinyang Wang
Chief Executive Officer, Director, and
Chairwoman of the Board of Directors

4