Form 20-F
period 2024-09-30
CN ENERGY GROUP. INC.
filed 2025-02-18
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

The People’s Republic of China

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

An aggregate of 12,084,013 Class A ordinary shares and 100,698 Class B ordinary shares, no par value, as of September 30, 2024.

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

This annual report on Form 20‑F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2024	2023	2022
At the end of the year – RMB	RMB7.0176 to $1	RMB7.2960 to $1	RMB7.1135 to $1
Average rate for the year - RMB	RMB7.2043 to $1	RMB7.0533 to $1	RMB6.5728 to $1

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

Wholly owned subsidiaries of CN Energy Development were established as companies with limited liabilities pursuant to PRC laws, and are engaged in the manufacturing and marketing of activated carbon products used for water treatment and purification.

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

2024 Corporate Restructuring

In September 2024, we conducted a corporate reorganization (the “Reorganization”), which represented a strategic shift to streamline management control and enhance our operational efficiency. This restructuring is marked by two equity transfer agreements that redefine our corporate landscape.

On September 12, 2024, CN Energy Group. Inc., through its wholly owned subsidiary CN Energy Industrial Development Co., Ltd., entered into a Share Transfer Agreement with Zhejiang Sentuo Industrial Holding Group., Ltd. Pursuant to the Agreement, CN Energy Industrial Development Co., Ltd transferred all of its equity interest in Hangzhou Forasen Technology Co., Ltd., which constituted 100% of the issued and outstanding equity of Hangzhou Forasen Technology Co., Ltd, to Zhejiang Sentuo Industrial Holding Group., Ltd.

On September 25, 2024, CN Energy Group. Inc., through its wholly owned subsidiaries in China, Zhejiang CN Energy Technology Development Co., Ltd. and Manzhouli CN Energy Technology Co., Ltd., entered into a Share Transfer Agreement with Xinbaocheng Industrial Group Co., Ltd. Pursuant to the Agreement, Zhejiang CN Energy Technology Development Co., Ltd. transferred 90% of its equity in CN Energy Industrial Development Co., Ltd. , and Manzhouli CN Energy Technology Co., Ltd. transferred its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd..

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

Share Consolidation

On December 20, 2023, our board of directors approved a resolution that resulted in (i) a share consolidation of 30 issued Class A ordinary shares with no par value into one Class A ordinary share, and (2) a share consolidation of 30 issued Class B ordinary shares into one Class B ordinary share (collectively, the “Share Consolidation”). Immediately after the Share Consolidation, each of our shareholder’s percentage ownership interest and proportional voting power remained unchanged, except for minor changes and adjustments resulting from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares remained substantially unaffected by the Share Consolidation. The Share Consolidation was effective at 5:00 p.m. British Virgin Islands time on January 18, 2024. Beginning with the opening of trading on January 19, 2024, our Class A ordinary shares started to trade on a post-Share Consolidation basis on the Nasdaq Capital Market. The Share Consolidation was primarily effectuated to regain compliance with Nasdaq Listing Rule 5450(a)(1) related to the minimum price per share of our Class A ordinary shares.

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

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

As of the date of this annual report, CN Energy has transferred its funds, through Energy Holdings and Zhejiang CN Energy, $68.4 million to its subsidiaries.

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

If the prices the operating entities they have to pay for raw materials under their existing supply contracts or under replacement supply contracts increase, they could face significantly higher production costs. Although the operating entities’ long-term supply contracts typically provide for a specific price, increases in raw material prices could adversely affect their ability to renew these contracts on similar terms or at all. Similarly, increases in raw material prices could adversely affect their ability to enter into shorter-term supply agreements at favorable prices. The operating entities may not be able to pass the whole price increase through to their customers, which could have a material adverse effect on their financial results.

A majority of the operating entities’ activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the operating entities would likely incur substantial losses of revenue.

For the fiscal year ended September 30, 2024, two major customers accounted for approximately 38%, and 14% of the operating entities’ total sales, respectively. For the fiscal year ended September 30, 2023, three major customers accounted for 13%, 13%, and 10% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2022, one major customer accounted for approximately 58% of the operating entities’ total sales. The operating entities’ major customers may change as they adjust marketing strategies, and any material business disruption affecting the operating entities’ major customers or any decrease in sales to their major customers may negatively impact their operations and cash flows if they fail to increase sales to other customers.

The operating entities have sourced their raw materials primarily from a limited number of suppliers. If they lose one or more of their suppliers, their operations may be disrupted, and their results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2024, the operating entities sourced 37%,12% and 9% of their raw materials and activated carbon from their top three suppliers, respectively. For the fiscal year ended September 30, 2023, the operating entities sourced 14% and 12% of their raw materials and activated carbon from their top two suppliers, respectively. For the fiscal year ended September 30, 2022, the operating entities sourced 35% and 14% of their raw materials from their top two suppliers, respectively. If they lose one or more of these suppliers and are unable to swiftly engage new suppliers, the operating entities’ production operations may be disrupted or even suspended, and they may not be able to deliver products to their customers on time. The operating entities may also have to pay a higher price to source from a different supplier on short notice. While the operating entities are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers in their desired timeline. As a result, the operating entities’ results of operations may be adversely and materially impacted.

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

The operating entities may incur delays and budget overruns with respect to any facilities they construct. Any such delays or cost overruns may have a material adverse effect on the operating entities’ operating results.

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

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. All of our assets are located outside of the United States. In addition, four out of our seven directors and officers, namely Xinyang Wang, Jinwu Huang, Wenhua Liu, and Wenbiao Zhang, reside in the PRC; the other directors, namely, Phillip Connelly, Ming Yi and Jian Chen, reside in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

Our auditor is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and was not identified in the Determination Report as a firm subject to the PCAOB’s Determination. Our auditor is headquartered in Singapore, and subject to inspect by the PCAOB. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as they relate to the audit of our financial statements. To the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our Company is inaccessible for inspection by the PCAOB or if the PCAOB is unable to inspect or investigate our auditor completely because of a position taken by an authority in a foreign jurisdiction, trading in our shares could be prohibited under the HFCA Act, and, as a result, our shares could be delisted from Nasdaq. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act will prohibit trading in our securities, and, as a result, Nasdaq may determine to delist our securities. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

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

Because the operating entities’ business is conducted in RMB and the price of our ordinary shares is quoted in U.S. dollars, changes in currency conversion rates may affect us.

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

An aggregate of 12,084,013 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

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

In September 2023, our shareholders approved the 2023 Share Incentive Plan (the “2023 Plan”), pursuant to which share-based awards may be granted to our employees, directors, and consultants. Under the 2023 Plan, the maximum aggregate number of Class A ordinary shares that may be issued under the plan is 205,996 shares, on a post-Share Consolidation basis. The shares to be issued pursuant to the awards under this plan shall be authorized, but unissued, or reacquired ordinary shares. As of the date of this annual report, none of such awards has been granted. We expect to grant awards under the 2023 Plan in the future. In the future, if we grant additional share incentives to our employees or directors, we will incur additional share-based compensation expenses, and our results of operations will be further adversely affected. Furthermore, the grant of share-based awards and the vesting and exercise thereof could significantly dilute existing shareholders’ ownership and materially and adversely affect the trading price of our Class A ordinary shares.

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

As a result of disclosure of information in the Form 20‑F and in other filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

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

As a business company incorporated in the British Virgin Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company,(b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance, (c) Nasdaq Listing Rule 5605(b)(1) which requires listed companies to have, among other things, a majority of its board members be independent, and (d) Nasdaq Listing rule 5620, which requires each company with shares listed on Nasdaq hold an annual meeting of shareholders no later than one year after the end of each of the company’s fiscal years. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

On May 28, 2024, we received a deficiency notice from Nasdaq notifying us that, for the last 30 consecutive business days, the closing bid price for our Class A ordinary shares had been below the minimum of $1.00 per share and did not meet the Bid Price Rule. We were provided 180 calendar days, or until November 25, 2024, to regain compliance with the Bid Price Rule.  On November 26, 2024, we received a written notice from Nasdaq notifying us that, while we have not regained compliance with the Bid Price Requirement Rule, Nasdaq has determined that we are eligible for an additional 180 calendar day period, or until May 27, 2025 (the “Second Compliance Period”), to regain compliance. Nasdaq's determination was based on (i) the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Bid Price Rule, and (ii) the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary. If at any time during the Second Compliance Period, the closing bid price of the Company’s Class A ordinary shares meets or exceeds US$1.00 per share for at least ten consecutive business days, Nasdaq will provide written confirmation of compliance, and this matter will be closed. The Company intends to continue to actively monitor its compliance with the Bid Price Rule and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split, if necessary.

As of the date of this annual report, our Class A ordinary shares continue to be listed and traded on Nasdaq. However, we may be unable to regain and maintain compliance with Nasdaq continued listing requirements.

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2024, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and SEC reporting rules. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

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

On September 12, 2024, CN Energy Group. Inc., through its wholly owned subsidiary CN Energy Industrial Development Co., Ltd., entered into a Share Transfer Agreement with Zhejiang Sentuo Industrial Holding Group., Ltd. Pursuant to the Agreement, CN Energy Industrial Development Co., Ltd transfered all of its equity interest in Hangzhou Forasen Technology Co., Ltd., which constituted 100% of the issued and outstanding equity of Hangzhou Forasen Technology Co., Ltd, to Zhejiang Sentuo Industrial Holding Group., Ltd.

On September 25, 2024, CN Energy Group. Inc., through its wholly owned subsidiaries in China, Zhejiang CN Energy Technology Development Co., Ltd. and Manzhouli CN Energy Technology Co., Ltd., entered into a Share Transfer Agreement with Xinbaocheng Industrial Group Co., Ltd. Pursuant to the Agreement, Zhejiang CN Energy Technology Development Co., Ltd. transfered 90% of its equity in CN Energy Industrial Development Co., Ltd. , and Manzhouli CN Energy Technology Co., Ltd. transfered its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd.

See “Item 3. Key Information” for our corporate structure.

Corporate Information

Our principal executive offices are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, the PRC, and our phone number is +86-571-87555823. Our registered office in the British Virgin Islands is located at 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, and the phone number of our registered office is +1 (284) 393-6004. We maintain a corporate website at www.cneny.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is CN Energy USA Inc., located at 950 John Daly Boulevard, Suite 380, Daly City, CA 94015.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

The operating entities manufacture and supply wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”).

As a manufacturer of wood-based activated carbon, the operating entities’ primary raw materials are forestry residues, little fuelwood, and wood wastes, which the operating entities source from their suppliers. The operating entities’ current facility is located in Lishui City, Zhejiang Province.

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

Following the cessation of production in the Greater Khingan Range, and Reorganization and asset divestiture in September 2024, the factories of our operating entities will no longer produce activated carbon and biomass power through the combined heat and power process. The operating entities will focus on the deep processing and activation of activated carbon.

The operating entities generate revenue primarily from selling activated carbon.

For the fiscal years ended September 30, 2024, 2023, and 2022, the operating entities sold 43,989, 40,251, and 28,911 tons of activated carbon and nil, 421,440, and 2,721,000 KWh of biomass electricity, respectively. For the same years, the total revenue was approximately $51.0 million, $57.9 million, and $40.2 million, and the results of operation were at a net loss of $14.0 million, net loss of $5.6 million, and net income of $2.2 million, respectively. For the same years, the revenue derived from Activated Carbon Production accounted for 100%, 99.9%, and 99.3% of the total revenue, respectively; the revenue derived from Biomass Electricity Production accounted for nil, 0.1%, and 0.4% of the total revenue, respectively; and the revenue derived from technical services accounted for nil, nil, and 0.3% of the total revenue, respectively.

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

As of the date of this annual report, the operating entities own 28 patents in the PRC and claim ownership of certain trade secrets and proprietary know-how developed by and used in their business. See “—R&D” for more information. The operating entities are also constantly looking for new cooperative opportunities with additional research centers to further improve their method.

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

Strong Management and Professional Team with Extensive Industry Experience

Our senior management team, led by Ms. Xinyang Wang, our chairwoman, and Wenhua Liu, our interim CEO, have significant experience in the activated carbon and biomass energy industries. Our management team is comprised of highly-skilled and dedicated professionals with wide ranging experience in research, services, product development, business development, and marketing. We believe that our management and professional team will be able to effectively grow our business through continued operating improvement and research.

Growth Strategies

The operating entities’ goal is to become one of China’s leading wood-based activated carbon producers. Accomplishing this goal requires the successful implementation of the following strategies:

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

Increase Research and Development Efforts

The operating entities plan to increase their research and development efforts by seeking partnerships with well-established research institutes to develop more efficient methods for producing activated carbon. The operating entities have been working on applying their activated carbon production technology currently used with forestry residues, little fuelwood, and wood wastes to crop residues as well. The operating entities are seeking to reduce their reliance on forest resources and therefore expand their network of suppliers to other provinces in the PRC.

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

We derived 100%, 99.9%,  and 99.34% of our revenue from the sale of activated carbon products during the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

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

The following table shows the sales for the operating entities’ activated carbon in the fiscal years ended September 30, 2024, 2023, and 2022:

	Fiscal year ended September 30, 2024			Fiscal year ended September 30, 2023			Fiscal year ended September 30, 2022
			Revenue			Revenue			Revenue
Category of Activated Carbon	Quantity Sold	Revenue	Percentage(%)	Quantity Sold	Revenue	Percentage(%)	Quantity Sold	Revenue	Percentage(%)
Medium-Quality (in tons)	21,027	$21,332,813	41.9	11,935	$15,178,726	26.2	5,789	$7,599,448	19.0
High-Quality (in tons)	12,742	15,430,474	30.3	16,568	24,937,352	43.1	13,854	18,891,958	47.3
Superior-Quality (in tons)	4,443	6,336,579	12.4	7,938	13,159,587	22.7	6,185	8,788,069	22.0
Customized-Quality (in tons)	5,776	7,046,661	13.8	3,810	4,603,655	8.0	3,083	4,646,218	11.7
Total (in tons)	43,989	50,146,527		40,251	57,879,320		28,911	39,925,693
Air filter carbon (in pieces)	109,188	811,447	1.6	-	-	-	-	-	-
Total		$50,957,974	100.0		$57,879,320	100.0		$39,925,693	100.0

Feedstock

The primary restriction on production and growth in the activated carbon industry is the availability and pricing of feedstock, which is the raw material used to produce activated carbon. A wide range of feedstock may be used to produce activated carbon, including:

•	coal, such as lignite, brown coal, bituminous coal, and anthracite coal;

•	forestry residues and little fuelwood, generated by operations such as thinning of plantations, clearing for logging roads, extracting stem-wood for pulp and timber, and natural attrition;

•	wood wastes, such as sawdust, off-cuts, trims, and shavings from wood industries including saw millings and plywood;

•	crop residues, such as straw, stem, stalk, leaves, husk, shell, peel, pulp, and stubble from cereals, cotton, groundnut, jute, legumes, coffee, tea, and fruits; and peat.

The operating entities used 0 (as the plant had ceased production), 28,153.01, and 66,765.97 tons of forestry residues, little fuelwood, and wood wastes in the fiscal years ended September 30, 2024, 2023, and 2022, respectively. Following the Reorganization and asset divestiture in September 2024, the operating entities will no longer use forestry residues, little fuelwood, and wood wastes as feedstock and will focus on the deep processing of raw carbon materials as feedstock to produce activated carbon products that meet customer requirements.

In order to meet orders from their customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. In the fiscal year ended September 30, 2024, the operating entities purchased 17,621, 5,324, and 4,028 tons of activated carbon from Shanghai Yuxie Industrial Co., Ltd., Shanghai Jiabole Commercial and Trading Co., Ltd.,and Zhongjian Heneng(Shanghai) Trading Co., Ltd., respectively.  In the fiscal year ended September 30, 2023, the operating entities purchased 4,940, 4,743, and 3,828 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Shanghai Yuxie Industrial Co., Ltd., and Shenzhen Xianghonghui Industrial Co., Ltd., respectively. In the fiscal year ended September 30, 2022, the operating entities purchased 8,596, 3,511, and 2,869 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Yiwu Dongding Technology Co., Ltd., and Shanghai Jiabole Commercial and Trading Co., Ltd., respectively. These third-party producers do not have the same manufacturing processes or quality control as the operating entities do, nor do the operating entities share technology with them. The operating entities mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon the operating entities produce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.”

Suppliers

Most of the operating entities’ current forestry residues, little fuelwood, and wood wastes suppliers are individuals who collect or purchase these materials from woodworking factories and tree plantations. The operating entities also source forestry residues, little fuelwood, and wood wastes from Tahe Forestry Bureau and wood processing factories in Manzhouli City. In order to meet orders from our customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. For the fiscal year ended September 30, 2024, the operating entities’ top 10 suppliers in terms of purchasing value contributed 92% of their raw materials and activated carbon sourced, with the top five suppliers providing 37%, 12%, 9%, 8%, and 8% of their raw materials and activated carbon, respectively.  For the fiscal year ended September 30, 2023, the operating entities’ top 10 suppliers in terms of purchasing value contributed 85% of their raw materials and activated carbon sourced, with the top five suppliers providing 14%, 12%, 9%, 9%, and 8% of their raw materials and activated carbon, respectively. For the fiscal year ended September 30, 2022, the operating entities’ top 10 suppliers in terms of purchasing value contributed 88% of their raw materials sourced, with the top five suppliers providing 35%, 14%, 10%, 8%, and 6% of their raw materials, respectively. For the fiscal year ended September 30, 2021, the operating entities’ top 10 suppliers in terms of purchasing value contributed 92% of their raw materials and activated carbon sourced, with the top five suppliers providing 26%, 25%, 16%, 8%, and 4% of their raw materials and activated carbon, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The operating entities have sourced our raw materials primarily from a limited number of suppliers. If they lose one or more of the suppliers, their operation may be disrupted, and their results of operations may be adversely and materially impacted.”

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

Customers

The operating entities’ activated carbon products customers primarily include activated carbon wholesalers and companies engaging in the activated carbon deep processing business. Their top activated carbon customers for the fiscal year ended September 30, 2024 included Hangzhou Shihang New Material Technology Co., Ltd (“Hangzhou Shihang”), and Zhoushan Yilong Information Technology Co., Ltd (“Zhoushan Yilong”), which collectively accounted for 52% of their total activated carbon sales for that period. Hangzhou Shihang accounted for 38%, and Zhoushan Yilong accounted for 14% of their total activated carbon sales for the fiscal year ended September 30, 2024, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2023 included Ningbo Juming Youjia Trading Co., Ltd (“Ningbo Juming Youjia”), Zhoushan Yilong, Zhejiang Shuyuan Supply Chain Co., Ltd (“Zhejiang Shuyuan”), Zhejiang Supai New Materials Technology Co., Ltd, and Ningbo Guoning Zhonghao Technology Co., Ltd, which collectively accounted for 51% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 13%, Zhoushan Yilong accounted for 13% and Zhejiang Shuyuan accounted for 10% of their total activated carbon sales for the fiscal year ended September 30, 2023, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2022 included Ningbo Juming Youjia, Ningbo Caixiang Trading Co., Ltd., Ningbo Wanshitong Supply Chain Management Co., Ltd., Huainan Jiahe New Material Co., Ltd. (“Huainan Jiahe”), Zhejiang Rongsheng Holding Group Co., Ltd., and Zhoushan Yilong, which collectively accounted for 92% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 59% and Huainan Jiahe accounted for 8% of their total activated carbon sales for the fiscal year ended September 30, 2022, respectively.

From the commencement of their operations in December 2012 to September 30, 2024, a total of [79 activated carbon customers have purchased activated carbon products from the operating entities. The total number of the operating entities’ activated carbon customers was 23, 35, and 14 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. The operating entities chose to focus on customers with consistent orders and large activated carbon purchases, reducing the costs of customer maintenance and making it easier to manage their customer relations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A majority of the operating entities’ activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the operating entities would likely incur substantial losses of revenue.”

The only purchaser of the operating entities’ biomass electricity is State Grid Heilongjiang, a subsidiary of State Grid Corporation of China in Heilongjiang Province, and, as the electric generators of Tahe Biopower Plant are connected to the electrical grid of State Grid Heilongjiang, the operating entities cannot sell biomass electricity to any other electricity distribution company. The operating entities enter into a biomass electricity sales agreement with State Grid Heilongjiang, and the agreement is renewed annually. State Grid Heilongjiang purchased nil, 421,440 KWh, and 2,721,000 KWh biomass electricity from the operating entities in the fiscal years ended September 30, 2024, 2023, and 2022, respectively. The zero sale of biomass electricity as of the fiscal year ended September 30, 2024 was due to the cessation of production of Tahe Biopower Plant.

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

Pricing & Backlog

To date, the operating entities price their activated carbon products on an order-to-order basis, primarily based on the Methylene blue number of the activated carbon product, adjusted for its other characteristics. The prices of their activated carbon products range from $973.6 to $1,525.64 per ton.

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

It usually takes us approximately 22 hours to produce the activated carbon product specified in an order, depending on the amount of activated carbon ordered, the supply of raw materials, and the specific product characteristics, among other factors. The operating entities typically begin shipping activated carbon products after they have produced approximately 30 tons, enough to fill up a railway wagon. It usually takes the operating entities three to five days to transport the activated carbon products by rail and by road to the sites of their customers; the transportation time could be delayed by two to three days if there is bad weather. During the fiscal year ended September 30, 2024, 96.3% of the operating entities’ customers chose to pick up activated carbon products by themselves due to cost control reasons. The balance is due within 15 days to 90 days after the date when the customer accepts the shipment. If a customer fails to make payment on time, late interest of 3% per day is levied on the outstanding balance until payment is received in full. The operating entities rely on their long-term business relationships with their customers when collecting payments and do not currently encounter any difficulties in collecting payments.

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

Facilities

The operating entities’ current manufacturing facility is located in Tahe Biopower Plant in Tahe County, Heilongjiang Province. The operating entities have the rights to use the land and factory buildings from July 1, 2020, to March 31, 2025, with an annual rent of RMB126,440 (approximately $18,046) pursuant to a lease agreement entered into with Tahe Forestry Bureau on July 1, 2020. According to the lease agreement, the operating entities can only use the land and factory buildings for the operations of Tahe Biopower Plant and cannot transfer the lease to a third person without the prior consent of the landlord; otherwise, the lease agreement will be terminated. The operating entities are required to notify the landlord at least two months in advance if they would like to renew the lease agreement. Tahe Biopower Plant has a building area of 199,199 square feet and one production line, which runs 24 hours per day and 300 days per year. Its annual operating capacity for manufacturing activated carbon is approximately 7,800 tons. The operating entities produced 2,865, 6,594, and 5,776 tons of activated carbon and were at about 0%, 37%, and 85% capacity during the fiscal years ended September 30, 2024 2023, and 2022, respectively. The COVID-19 pandemic resulted in a shortage of imports of wood waste, an important raw material for us, which led to a significant decrease in our production of activated carbon in 2023. The amounts of activated carbon produced in 2022  were impacted by a 30-day upgrade of the machines, respectively. As of the fiscal year ended September 30, 2024, Tahe Biopower Plant has already been divested following the Reorganization.

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

However, from August 2023 to the date of this annual report, the construction of our new facility in Manzhouli City, Inner Mongolia, was suspended and sold. Our initial strategy in launching the project was to join the ecosystem in the region formed by a large number of log processing factories that were able to provide our operating entities with enough raw material for their needs. However, the COVID-19 pandemic has drastically altered the wood market and policy landscape, leading to the widespread closure of local factories in that region. As a result, the operating entities have been unable to secure the necessary quantities of raw materials for their production, a situation we anticipate will persist as a long-term challenge for businesses in the area. Given the operating entities’ inability to achieve the original objectives, they have opted to discontinue further investment in the construction.

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

Zhejiang CN Energy and CN Energy Development lease approximately 646 square feet of office space in Lishui for free pursuant to two lease agreements entered into with Lishui Yonglian Startup Services Co., Ltd. on September 1, 2023. The lease period was from September 1, 2023 to August 31, 2024. Zhejiang CN Energy and CN Energy Development are required to notify the landlord at least one month in advance if they would like to renew the lease agreements. As of September 30, 2024, Zhejiang CN Energy and CN Energy Development have been divested following the Reorganization. Zhejiang CN Energy and CN Energy Development.

We believe the operating entities’ facilities are sufficient for their business operation.

R&D

Research and Development (“R&D”) expenses include salaries, material, contract, and other outside service fees, facilities, and overhead costs. In accordance to the FASB’s accounting standards for R&D costs, we expense the costs associated with the R&D activities when incurred. The R&D expenses totaled $0.13 million, $1.0 million, and $1.0 million for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. As of the fiscal year ended September  30, 2024, the operating entities have no employees in their R&D department and have no new R&D projects.

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

[[[As of the date of this annual report, the operating entities own 28 patents in the PRC:

No.	Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
1	Methods and equipment for continuously gasifying biomass moving bed while removing tar	Zhejiang CN Energy	Invention	February 12, 2014	February 12, 2031	201110041890.7

2	A dust-removing and explosion-preventing device for activated-carbon rotary furnace	Zhejiang CN Energy	Utility Model	August 31, 2016	November 22, 2025	201520936930.8

3	A speed-adjustable cracker feeding device	Zhejiang CN Energy	Utility Model	November 23, 2018	January 21, 2028	201820098769.5

4	An activation boiling furnace for producing activated carbon	Zhejiang CN Energy	Utility Model	February 12, 2019	April 27, 2028	201820630290.1

5	A vacuum melting furnace	Zhejiang CN Energy	Utility Model	November 05, 2019	November 26, 2028	201821964716.3

6	A system and methods for drying and processing of activated carbon	Zhejiang CN Energy	Invention	September 25, 2020	September 19, 2038	201811099264.1

7	Equipment for internal combustion autothermal moving bed distillation carbonization	Zhejiang CN Energy	Utility Model	August 7, 2020	September 22, 2029	201921583018.3

8	An activated carbon grinder	Zhejiang CN Energy	Utility Model	July 24, 2020	September 22, 2029	201921583029.1

9	A safety activated carbon production gasification furnace with explosion-proof structure	Zhejiang CN Energy	Utility Model	June 8, 2021	October 18, 2030	202022320184.3

10	A feeder convenient to install for the production of chemical decolorizing activated carbon	Zhejiang CN Energy	Utility Model	June 8, 2021	October 18, 2030	202022320202.8

11	A drying device with dehumidification structure for production of doxycycline professional activated carbon	Zhejiang CN Energy	Utility Model	June 8, 2021	October 18, 2030	2020022320172.0

12	An activation furnace with tail gas treatment device for production of environmental protection activated carbon	Zhejiang CN Energy	Utility Model	June 8, 2021	October 18, 2030	202022320374.5

13	A collection device with separation structure for production of nutshell activated carbon	Zhejiang CN Energy	Utility Model	June 8, 2021	October 18, 2030	202002230544.X

14	An activated carbon production gasification furnace with feed anti-clogging structure	Zhejiang CN Energy	Utility Model	June 8, 2021	October 18, 2030	202022320476.7

15	An activating furnace for production of activated carbon with convenient sewage discharge structure	Zhejiang CN Energy	Utility Model	July 2, 2021	October 18, 2030	202022320271.9

16	A food additive activated carbon production visual wastewater treatment device	Zhejiang CN Energy	Utility Model	July 2, 2021	October 18, 2030	202022320201.3

17	A screening equipment with anti-blocking structure for production of medicinal activated carbon	Zhejiang CN Energy	Utility Model	July 2, 2021	October 18, 2030	202022320510.0

18	A storage device with moisture-proof function for electroplating chemical reagent type activated carbon production	Zhejiang CN Energy	Utility Model	July 2, 2021	October 18, 2030	202022320185.8

19	Waste heat power generation plant based on activated carbon production line	Zhejiang CN Energy	Utility Model	March 22, 2022	March 21, 2032	202122825657X

20	An intelligent temperature control device for activation furnace	Zhejiang CN Energy	Utility Model	March 22, 2022	March 21, 2032	2021228256565

21	A Sleip activation furnace transverse discharge cooling device	Zhejiang CN Energy	Utility Model	March 22, 2022	March 21, 2032	2021228256442

22	An automatic pulse dust removal device for activated carbon production	Zhejiang CN Energy	Utility Model	April 5, 2022	April 4, 2032	2021227855244

23	A drum type wood activated carbon cleaning and sieving device	Zhejiang CN Energy	Utility Model	April 8, 2022	April 7, 2032	2021227859993

24	A corrosion-resistant activated carbon acid washing tank	Zhejiang CN Energy	Utility Model	April 8, 2022	April 7, 2032	2021227859989

25	Low-temperature type industrial furnace flue gas waste heat power generation device	Zhejiang CN Energy	Utility Model	April 8, 2022	April 7, 2032	2021228258448

26	An activated carbon sintering furnace cleaning device	Zhejiang CN Energy	Utility Model	April 12, 2022	April 11, 2032	2021229472237

27	Coal activated carbon physical property testing device	Zhejiang CN Energy	Utility Model	May 24, 2022	May 23, 2032	2021228258433

28	A saturated activated carbon re-living device	Zhejiang CN Energy	Utility Model	May 24, 2022	May 23, 2032	2021228258715

The operating entities currently own two trademarks, “CNENY” and “中北能” (China North Energy), in the PRC.

In addition to their registered intellectual property portfolio, the operating entities also claim ownership of certain trade secrets and proprietary know-how developed by and used in their business.

The operating entities own the internet domain name “cneny.com.”

Employees

As of September 30, 2024, 2023, and 2022, we had 24, 30, and 150 employees. The following table sets forth the number of our employees by area of business as of September 30, 2024:

Number
Employees
Management	4
Finance	3
R&D	0
Administration	1
Marketing and Sales	1
Quality Control and Statistics	1
Production	1
Contract workers	13
Total	24

As of September 30, 2024, the number of our employees was reduced to 24 from 30 in the same period last year due to the cessation of production of Tahe Biopower Plant. As of the fiscal year ended September 30, 2024, the new material factory of operating entities has employed 13 temporary workers with wages settled based on working hours.

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

[[[Industry Development

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

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 20% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

PRC Regulations Relating to Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (2020 Amendment), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for 20 years in the case of an invention, 10 years in the utility model patent and 15 years in the case of designs. All calculated from the date of application.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	Fiscal year end September 30,		Variance
	2024	2023	Amount	%
Revenues	$50,957,974	$57,899,096	$(6,941,122)	(12.0)%
Cost of revenues	(51,139,085)	(57,110,446)	(5,971,361)	(10.5)%
Gross (loss) profit	(181,111)	788,650	(969,761)	(123.0)%
Allowance for receivables and inventories	(8,976,860)	(195,355)	8,781,505	4,495.2%
Selling expenses	-	(53,008)	(53,008)	(100.0)%
General and administrative expenses	(3,195,488)	(5,730,147)	(2,534,659)	(44.2)%
Research and development expenses	(135,146)	(988,559)	(853,413)	(86.3)%
Loss from operations	(12,488,605)	(6,178,419)	6,310,186	102.1%
Interest expense	(335,957)	(712,490)	(376,533)	(52.8)%
Government subsidy income	81,896	925,983	(844,087)	(91.2)%
Interest income	388	489	(101)	(20.7)%
Loss on disposal of subsidiaries	(1,290,201)	-	(1,290,201)	(100.0)%
Other (expenses) income	(17,215)	116,575	(133,790)	(114.8)%
Loss before income taxes	(14,049,694)	(5,847,862)	8,201,832	140.3%
Income tax benefits	8,925	222,122	(213,197)	(96.0)%
Net loss	$(14,040,769)	$(5,625,740)	$8,415,029	149.6%

Revenue

The following table sets forth the breakdown of our revenue for the fiscal years ended September 30, 2024 and 2023, respectively:

	Fiscal year ended September 30,				Variance
	2024	%	2023	%	Amount	%
Activated carbon	$50,957,974	100.0%	$57,879,320	100.0%	$(6,921,346)	(12.0%)
Biomass electricity	-	-	19,776	0.0%	(19,776)	(100.0%)
Total	$50,957,974	100.0%	$57,899,096	100.0%	$(6,941,122)	(12.0%)

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2024 decreased by $6.9 million, or 12.0%, to $51.0 million from $57.9 million for the same period of last year. Although the sales volume of activated carbon increased by 3,738 tons, or 9.3%, from 40,251 tons in fiscal 2023 to 43,989 tons in fiscal 2024, which caused an increase in revenue of $5.4 million. With the increasing mature and competitive market, the price of activated carbon is showing a downward trend year by year, which decreased the average price per ton by $298, or 20.7%, from $1,438 per ton in fiscal 2023 to $1,140 per ton in fiscal 2024, and caused a decrease in revenue of $13.1 million. The decrease is partially offset by an introduction of new product, air filter carbon, in fiscal 2024, which contributed $0.8 million in revenue.

Biomass electricity

Revenue from biomass electricity for fiscal year 2024 decreased by $19,776, or 100%, to nil from $19,776 for the same period of last year. The biomass electricity was generated in the process of producing activated carbon and supplied to State Grid Heilongjiang pursuant to a biomass electricity sales agreement, which is renewed annually. The decrease was mainly due to the newly commissioned equipment in fiscal 2023 which produced more activated carbon with less gas and the heat generated from the production of activated carbon was insufficient to supply the power generation equipment. Since June 2023, the power plant had been in a state of shutdown which in turn reduced self-produced activated carbon and produced no electricity for fiscal year 2024.

Cost of Revenue

Cost of activated carbon decreased by $6.0 million, or 10.5%, to $51.1 million for fiscal 2024 from $57.1 million for the same period of last year. The decrease was mainly attributed to the decrease in average unit cost of activated carbon by $273, or 19.2%, to $1,144.93 per ton in fiscal 2024 from $1,417.50 per ton in fiscal 2023, which caused a decrease in cost of revenue by $12.0 million. The decrease was partially offset by an increase in sale volume of activated carbon from 40,251 tons in fiscal 2023 to 43,989 tons in fiscal 2024, which increased the cost of revenue by $5.3 million. Also, the introduction of new product, air filter carbon, in fiscal 2024, contributed $0.8 million in cost of revenue.

Gross (Loss) Profit

Gross loss was $0.18 million for the fiscal year ended September 30, 2024, a decrease of $0.97 million, or 123.0%, from gross profit of $0.79 million in fiscal 2023. Gross loss for activated carbon was $0.22 million in fiscal 2024 as compared to gross profit of $0.79 million for fiscal 2023, which was mainly caused by mature and competitive market which drove the selling price down more than cost of producing activated carbon. The new product, air filter carbon, contributed $36,100 in gross profit in fiscal 2024.

Allowance for receivables and inventories

Allowance for receivables were $7.0 million for the fiscal year ended September 30, 2024, representing an increase of $6.8 million, or 3,814.9%, from $0.2 million for the same period of last year. The increase of allowance for receivables was primarily due to certain account receivable ageing were deteriorated. Also, allowance for advances to suppliers were $1.8 million for the fiscal year ended September 30, 2024, representing an increase of $2.0 million, or 970.6% from a reversal of $0.2 million for the same period of last year. The increase of allowance for advances to suppliers was primarily due to certain advances to suppliers ageing were deteriorated. As partially offset by an allowance of $0.1 million for inventories as the net realizable value of certain inventories was lower than the carrying value.

Selling expenses

Selling expenses were nil for the fiscal year ended September 30, 2024, representing a decrease of $53,008, or 100%, from $53,008 for the same period of last year. The decrease was primarily due to lower shipping expenses as most of the customers chose to pick up the activated carbon products themselves instead of having the operating entities ship the products to them.

General and administrative expenses

Our general and administrative expenses were $3.2 million for the fiscal year ended September 30, 2024, representing a decrease by $2.5 million, or 44.4%, from $5.7 million for the same period of last year. The decrease was primarily attributable to reduction of $1.4 million consultation service fees, reduction of $0.7 million in legal and other professional expenses, and reduction of $0.5 million staff and related expenses due to reduction of headcount from 133 employees in fiscal 2023 to 27 employees in fiscal 2024 as the Company initiated cost cutting measures to revive the business.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses decreased by $0.9 million, or 86.3%, to $0.1 million for the fiscal year ended September 30, 2024, from $1.0 million for the same period of last year. The Company initiated cost cutting measures and ceased its spending in research and development expenses since November 2023.

Interest expenses

Interest expenses decreased by $0.4 million, or 52.8%, to $0.3 million for fiscal year 2024 from $0.7 million for the same period of last year. The decrease was mainly attributable to the full redemption of convertible notes.

Government Subsidy Income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the fiscal years ended September 30, 2024, and 2023, the Company had the following subsidy income:

	September 30,	September 30,
	2024	2023
Value-added tax refund	-	$465,072
Investment grant	-	292,487
Equipment of energy projects grants	$81,896	97,366
Research and development grants	-	71,058
Total	$81,896	$925,983

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. During the fiscal years ended September 30, 2024, and 2023, $81,896, and $97,366 was recorded in government subsidy income, respectively.

Loss on disposal of subsidiaries

On September 12, 2024, the Company, through its wholly owned subsidiary CN Energy Development, entered into a Share Transfer Agreement (the “Agreement No. 1”) with Zhejiang Sentuo Industrial Holding Group., Ltd. (“Sentuo”). Pursuant to the Agreement No. 1, CN Energy Development agreed to transfer all of its equity interest in Hangzhou Forasen, which constituted 100% of the issued and outstanding equity of Hangzhou Forasen, to Sentuo in consideration of RMB29,478 ($4,201), which was received in September 2014.

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 2”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 2, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 ($19,694,019), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement. Consideration of RMB6,910,238 ($984,701) was received in September 2014 and RMB131,294,513 ($18,709,318) was outstanding as of September 30, 2024.

As a result of aforementioned agreements, $1.3 million loss on disposal of subsidiaries was incurred.

Net (loss) income

As a result of the foregoing, our net loss for the fiscal years ended September 30, 2024 and 2023 was $14.0 million and $5.6 million, respectively.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	Fiscal year ended September 30,		Variance
	2023	2022	Amount	%
Revenue	$57,899,096	$40,205,586	$17,693,510	44.0%
Cost of revenue	(57,110,446)	(36,563,945)	20,546,501	56.2%
Gross profit	788,650	3,641,641	(2,852,991)	(78.3%)
Allowance for inventory	(195,355)	-	195,355	100.0%
Selling expenses	(53,008)	(89,312)	(36,304)	(40.6%)
General and administrative expenses	(5,730,147)	(2,060,122)	3,670,025	178.1%
Research and development expenses	(988,559)	(1,032,378)	(43,819)	(4.2%)
(Loss) income from operations	(6,178,419)	459,829	(6,628,248)	(1,543.6%)
Interest expenses	(712,490)	(157,221)	555,269	353.2%
Government subsidy income	925,983	1,636,491	(710,508)	(43.4%)
Interest income	489	702,872	(702,383)	(99.9%)
Other income (expenses)	116,575	(97,990)	214,565	119.0%
(Loss) income before income taxes	(5,847,862)	2,543,981	(8,391,842)	(429.9%)
Income tax benefits/(expenses)	222,122	(314,273)	(536,395)	(170.7%)
Net (loss) income	$(5,625,740)	$2,229,708	$(7,855,448)	(452.3%)

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

Activated carbon

Revenue from activated carbon for the fiscal year ended September 30, 2023 increased by $18.0 million, or 45.0%, to $57.9 million from $39.9 million for fiscal year 2022. The increase was mainly attributable to the higher sales volume in fiscal year 2023. The operating entities sold 40,251 tons of activated carbon in fiscal year 2023, representing an increase of 11,340 tons, or 39.2%, compared with 28,911 tons in fiscal year 2022. This increase in sales volume contributed $16.3 million to our revenue increase in 2023. Historically, the operating entities focused on producing zinc chloride carbon for the pharmaceutical industry and phosphoric acid carbon for the food industry. In 2023, they expanded into developing and producing activated carbon for sewage treatment, and gas activated carbon for treatment at garbage incineration power plants. Activated carbon for sewage treatment can be used for urban drinking water, advanced purification of urban drinking water, removal of residual chlorine, and deodorization. During the fiscal year ended September 30, 2023, over 50% of the market demand for the operating entities’ activated carbon originated from sewage treatment and the treatment of garbage incineration power plant gas (specifically dioxin).

Due to the fact that the operating entities only started producing activated carbon in the fourth quarter of 2023, in order to stabilize the market size, the operating entities adopted a sales strategy of price discounts. Therefore, the average selling price had decreased. Average selling price of activated carbon increased by $57, or 4.1%, to $1,438 per ton for fiscal 2023, compared to $1,381 per ton for fiscal 2022. This increase in price resulted in an increase of approximately $1.7 million in revenue.

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

Gross Profit

Gross profit was $0.8 million for the fiscal year ended September 30, 2023, a decrease by $2.8 million, or 77.4%, from $3.6 million in fiscal 2022. Gross profit margin was 1.36% in fiscal 2023, as compared with 9.06% in fiscal 2022. The decrease by 7.7% was primarily attributable to a lower average selling price growth than the average unit cost growth in fiscal 2023.

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

Provision for Income Taxes

Our income tax decreased by $0.6 million, or 194.5%, from income tax expense of $0.3 million for the fiscal year ended September 30, 2022 to income tax benefit of $0.3 million for the fiscal year ended September 30, 2023. The effective tax rate changed from 12% for the fiscal year ended September 30, 2022 to 5% for the fiscal year ended September 30, 2023. The fluctuation was mainly due to certain products being exempt from income tax and a subsidiary, Khingan Forasen, being entitled to a reduced income tax rate of 15%.  According to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products were exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified us that our revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and we paid approximately $135,000 income tax as assessed by the tax authority. Starting January 1, 2021, activated carbon has been included in the program, and we expect to be able to enjoy the income tax exemption going forward.

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

B. Liquidity and Capital Resources

Liquidity

In assessing the Company’s liquidity and substantial doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through equity or convertible securities financing activities and commercial bank loan.

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded net loss of $14.0 million, accumulated deficit of $16.7 million, cash and cash equivalents of $317k and net cash used in operating activities of $2.4 million for the year ended September 30, 2024. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Company is trying to alleviate the going concern risk through (1) collection from accounts receivables and other receivables, (2) by bringing in strategic investors to supplement funding; and (3) equity or debt financing to meet its anticipated working capital requirements for at least the next 12 months. From the operational perspective, the Company has the following initiatives to alleviate the going concern risk by:

(1) improve accounts receivable management, strengthen collection by shorten the collection cycle and improve cash flow, optimize credit policy by strictly review customer credit and reduce bad debt risk, using factoring or financing which would relieve cash flow pressure through accounts receivable financing.

(2) strategic adjustments through business restructuring, divesting loss making businesses and focus on profitable business, and by acquiring new technologies or market share through mergers and acquisitions or collaborations to enhance competitiveness.

(3) technological innovation and digital transformation to improve production efficiency and product competitiveness, optimizing operations and customer experience through digital means.

(4) increase income through expanding the market, entering new markets or launching new products to increase revenue sources, subject to the market conditions by raising prices appropriately to improve profit margins, strengthening sales and optimizing sales strategies to increase customer order volumes.

The Company may, however, need additional capital in the future to fund our further expansion. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Company. In addition, as of September 30, 2024, the Company has positive working capital of $60.0 million, net assets and shareholders’ surplus position of $96.9 million.

The Company prepared the consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To date, we have funded our working capital needs from operations, bank borrowings, our initial public offering, private placements, and additional capital contributions from shareholders. We received net proceeds of $20.1 million, after deducting underwriting discounts and offering expenses payable by us, from our initial public offering in February 2021. We also received net proceeds of approximately $49.5 million in the previous follow-on offerings in October 2022, December 2022, and January 2023. See “Item 14. Material Modifications to the Rights Of Security Holders and Use Of Proceeds—Use of Proceeds—Registration Statement on Form F-3, as amended (File Number 333-264579)” for details.

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

As of September 30, 2024, we had cash of $0.3 million, and total working capital of $69.7 million. During fiscal year 2024, we received proceeds of $0.8 million for related party loans. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of September 30, 2024, we had advances to suppliers of approximately $28.4 million. In order to secure a steady supply of raw materials, the operating entities are required from time to time to make cash advances when placing their purchase orders. We monitor the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advances to suppliers through tightening vendor prepayment policy and strengthening the monitoring of unrealized prepayment. If we have difficulty collecting payment, we will take measures including discontinuing additional purchases from these suppliers, visiting the suppliers to request return of the prepayment promptly, and, if necessary, taking legal action. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

With the uncertainty of the current market and the external environment, our management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. For fiscal year 2024, we generated negative operating cash flows of $1.9 million, primarily due to an increase of $5.3 million in advances to suppliers for anticipated sales in fiscal year 2025, an increase in inventory of $1.6 million in inventories for sales orders fulfillment for the first quarter of fiscal year 2025, a decrease of $4.0 million in accounts payable due to payment to suppliers, and a decrease of $1.3 million accrued expenses due to payments, as partially offset by a decrease of $10.9 million in accounts receivable due to collections. We made advanced payments to fulfill sales orders received and secure a steady supply of raw materials. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months.

Cash Flows for the Fiscal Years Ended September 30, 2024, 2023, and 2022

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the years ended September 30,
	2024	2023	2022
Net cash used in operating activities	$(2,371,172)	$(30,164,971)	$(7,514,619)
Net cash provided by (used in) investing activities	1,569,078	(1,452,654)	2,171,081
Net cash provided by financing activities	925,831	13,432,547	24,939,210
Effect of exchange rate changes on cash	(1,916)	333,708	(1,739,558)
Net increase (decrease) in cash	121,821	(17,851,370)	17,856,114
Cash, beginning of year	195,502	18,046,872	190,758
Cash, end of year	$317,323	$195,502	$18,046,872

Operating Activities

Net cash used in operating activities was $2.4 million for the year ended September 30, 2024. The net cash used in operating activities was primarily attributable to net loss of $14.0 million, an increase of $5.3 million in advances to suppliers, and a decrease of $4.0 million in accounts payable, as partially offset by a decrease of $10.9 million in accounts receivable, an increase of allowance for accounts receivable of $7.0 million, and allowance for advances to suppliers of $1.8 million, and loss on disposal of subsidiaries of $1.3 million.

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

Net cash used in operating activities was $7.5 million for the fiscal year ended September 30, 2022. The net cash used in operating activities was primarily attributable to the following:

•

Accounts payable increased by $6.4 million as the operating entities used more suppliers to support their increase in sales volume and their suppliers providing higher amount of credit to the operating entities. The increase was because that the operating entities made more timely payments in 2021, due to the recovery of their business activities in 2021; and

•	net income of $2.2 million.

And offset by the following:

•

accounts receivable increased by $8.5 million and advances to suppliers increased by $9.3 million. During the fiscal year 2022, we generated higher revenue from our increase in sales volume and, as a result, caused an increase in our accounts receivable and advances to suppliers.

Investing Activities

For the fiscal year ended September 30, 2024, net cash provided by investing activities amounted to $1.6 million, which was primarily due to proceeds of $1.6 million from disposal of subsidiaries.

For the fiscal year ended September 30, 2023, net cash used in investing activities amounted to $1.5 million. The increase in net cash used in investing activities was primarily due to (1) purchases of property, plant, and equipment of $0.7 million; and (2) advances of $0.8 million to third parties.

For the fiscal year ended September 30, 2022, net cash provided by investing activities amounted to $2.2 million. We collected $20.8 million from our suppliers where we provided them working capital support in fiscal 2021. Cash of $17.7 million in investing activities was used as prepayment to acquire a subsidiary.

Financing Activities

Net cash provided by financial activities was $0.9 million for the fiscal year ended September 30, 2024, which was primarily due to proceeds of $0.8 million from related party loans.

Net cash provided by financing activities was $13.4 million for the fiscal year ended September 30, 2023. During fiscal year 2023, the Company received $8.9 million from issuance of shares and warrants, received $3.0 million from issuance of convertible notes and proceeds of $5.8 million from loans, which were partially offset by repayments of $4.6 million of loans.

Net cash provided by financing activities was $24.9 million for the fiscal year ended September 30, 2022. During fiscal year 2022, we received cash from issuance of shares of $5.5 million, from private placements of $18.0 million and bank loans of $5.9 million. Cash in financing activities was used in repayment of $2.9 million in bank loans and repayment of $2.0 million in related-party loans.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2023 to September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

All of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended September 30, 2024, 2023, and 2022, we had an unrealized foreign currency translation (loss) gain of $5.1 million, ($2.2 million), and ($6.7 million), respectively, because of changes in the exchange rates.

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

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of property and equipment, biological assets and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

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

There were no contract assets as of September 30, 2024 and 2023. For the fiscal years ended September 30, 2024, 2023, and 2022, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

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

Inventory

We value our inventory at the lower of cost, determined on a first-in first-out basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. We review our inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Income taxes

Our subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended September 30, 2024, 2023, and 2022. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as September 30, 2023. As of September 30, 2023, the tax years ended December 31, 2017, through December 31, 2023 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

On December 14, 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications discussed below. ASU 2023-09 is effective for public business entities for annual periods beginning after Dec. 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is currently evaluating how this ASU will impact its consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718) Scope Application of Profits Interest and Similar Awards. The FASB is issuing this ASU to improve generally accepted accounting principles by adding an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profit interest awards”) should be accounted for in accordance with Topic 718, Compensation - Stock Compensation. The illustrative example is intended to reduce 1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and 2) existing diversity in practice. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company evaluated and does not intend to early adopt this standard.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xinyang Wang	27	Chairwoman of the Board and Director
Jinwu Huang	51	Chief Financial Officer
Wenhua Liu	56	Interim Chief Executive Officer and Director
Phillip Connelly	71	Independent Director
Wenbiao Zhang	57	Independent Director
Jian Chen	55	Independent Director
Ming Yi	44	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ms. Xinyang Wang has been our chairwoman of the board of directors since March 2023, and she has served as the Secretary of the Board of the Company, since July 2021. Ms. Wang received a Bachelor of Arts degree in Mathematics and a Bachelor of Science degree in Computer Science from Indiana University Bloomington in May 2020. She later received a Master of Science degree in Financial Technology from the Chinese University of Hong Kong in November 2021.

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

Mr. Wenhua Liu has served as our director since June 2022 and has served as our interim CEO since May 2024. Mr. Liu has served as the executive director of CN Energy Industrial Development Co., Ltd., our main operating entity in China, since April 2022. From August 2021 to March 2022, Mr. Liu served as the chief financial officer of Farmmi, Inc. Prior to that, from March 2015 to July 2021, Mr. Liu served as the general manager of the financial department of Forasen Holding Group Co., Ltd., a China-based corporation focusing on agricultural products trade, new energy industries, and investment business. He also served as the chief financial officer at Halumm (China) Co, Ltd., a China-based technology research and development company focusing on total solution services for prefabricated buildings, from October 2010 to February 2015. Mr. Liu served as the chief auditor for Zhejiang Boda Plastic Technology Co., Ltd, a China-based corporation focusing on producing various types of plastic pipes, from August 2009 to September 2010, and served as the chief financial officer for Zhejiang Taizhou Hongda Textile Co., Ltd, a China-based corporation focusing on production and sales of industrial chemical fiber waterproof cloth, luggage cloth, and light textile machinery accessories, from April 2004 to June 2009. From October 1997 to March 2004, Mr. Liu served as the vice president of the subsidiaries of BC Stone Group, a China-based corporation focusing on real estate, finance, new building materials, logistics, and environmental protection. Mr. Liu received a bachelor’s degree in Accounting from Hunan University of Finance and Economics in 1995.

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

Mr. Ming Yi, has been serving since 2020 as the Chief Financial Officer of Future FinTech Group Inc. (NASDAQ: FTFT), and from 2020 to 2022, Mr. Yi served as the independent director of Hudson Capital Inc. (NASDAQ: HUSN) and Chairperson of the Audit Committee. From 2018-2019, Mr. Yi served as the Chief Financial Officer of SSLJ.com Ltd . From 2011 to 2018, Mr. Yi served as the Chief Financial Officer of Wave Sync Corp. (OTC: WAYS). From 2007 to 2010, Mr. Yi was the Senior Accountant of Ernst & Young. From 2003 to 2006, Mr. Yi was the accountant and supervisor of N.G. Australia Pty Ltd. Mr. Yi obtained a Bachelor Degree of Business from Liao Ning University and a Master of Business from Victoria University. Mr. Yi is also a CPA Charter holder (CPA Australia).

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2024, we paid an aggregate of $204,553.97 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Our employment agreement with Ms. Xinyang Wang, our chairwoman, is for a term of three years beginning on March 3, 2023, with an annual salary of RMB500,000 (approximately $72,800).

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

Board of Directors

Our board of directors consists of six directors. We have determined that Wenbiao Zhang, Jian Chen, Ming Yi and Phillip Connelly satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules.

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

Audit Committee. Our audit committee consists of our four independent directors, Wenbiao Zhang, Jian Chen, Ming Yi, and Phillip Connelly. Mr. Yi is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A‑3 under the Securities Exchange Act. Our board also has determined that Mr. Connelly qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Capital Market corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

			Percentage	Percentage of
	Class A	Class B	of	Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership**	Power***
	Number	Number	%	%
Directors and Executive Officers(1):
Xinyang Wang	—	—	—	—
Jinwu Huang	1,000	—	*	*
Wenhua Liu	—	—	—	—
Phillip Connelly	—	—	—	—
Wenbiao Zhang	—	—	—	—
Jian Chen	—	—	—	—
Ming Yi	—	—	—	—

All directors and executive officers as a group (seven individuals):	1,000	—	*	*

5% Shareholders:
Global Clean Energy Limited(2)	—	100,698	1.47	42.86

_____________________________

*	Represents beneficial ownership or voting power of less than 1%.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing working capital loan to the Company

Due to a related party

As of September 30, 2024 and 2023, the Company owed Yefang Zhang $611,327 and $152,556, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.” The closing price for the Class A ordinary shares was $[*] on January [*], 2024.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2024, 2023, and 2022.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposit. As of September 30, 2024 and 2023, $7,563 and $0.2 million of our cash were maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,071 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2%, and 2.0% in 2024, 2023, and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

In October 2024, we offered up to US$3,149,750 worth of Class A ordinary shares, no par value each, issuable upon the conversion of US$3,149,750 principal amount of 7% convertible note and interest accrued thereon, to Streeterville Capital, LLC. There was no underwriter in this offering. We incurred approximately $20,000 in expenses in connection with this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

The net proceeds raised from the offering were $2,845,855 after deducting the offering expenses payable by us. As of the date of this annual report, we have used all the net proceeds raised from the offering for working capital and general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a‑15(e) of the Exchange Act, as of September 30, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. Based on the assessment, management determined that, as of September 30, 2024, we did not maintain effective internal control over financial reporting, because we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr.  Ming Yi qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20‑F. Mr. Ming Yi satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A‑3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm since September 26, 2022 for the periods indicated.

	For the years ended September 30,
Enrome LLP services	2024	2023	2022
Audit fees(1)	$225,000	$210,000	$210,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$210,000	$210,000	$210,000

 ________________________

(1)

Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

Nasdaq Listing Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. As a foreign private issuer, however, we are permitted to, and we have elected to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require an annual meeting of shareholders to be held.

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

ITEM 16K. Cybersecurity

The Company currently lacks a formalized cybersecurity policy. Implementing a comprehensive cybersecurity framework is recommended to safeguard critical data, mitigate risks, and ensure compliance with industry standards. We plan to develop and implement this framework as soon as financial resources become available. Currently, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk.

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

4.2

Form of Pre-funded Class A Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on February 1, 2023)

4.3

Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

4.4	Form of New Warrant (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on December 5, 2024)
10.1

Underwriting Agreement by and between CN Energy Group. Inc. and Aegis Capital Corp., dated January 30, 2023 (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on February 1, 2023)

10.2

Form of Class A Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on February 1, 2023)

10.3

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.4

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.5

English Translation of Form of Supplying Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.6

English Translation of Form of Activated Carbon Sales Agreement (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.7

English Translation of Lease Agreement dated July 1, 2020, by and between Tahe Biopower Plant and Tahe Forestry Bureau (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.8

English Translation of Lease Agreement dated October 8, 2021, by and between Zhejiang New Material and Zhejiang Forasen Energy Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 15, 2022)

10.9	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 3, 2022)
10.10	Equity Transfer Agreement (incorporated herein by reference to Exhibit 1.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 6, 2022)
10.11

Subscription Agreement, by and between the Company and Lishui Yilian Enterprise Management Consulting Co., Ltd. dated April 1, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on April 4, 2022)

98

10.12

English Translation of Working Capital Loan Agreement dated July 18, 2022, by and between Khingan Forasen and Xiaoshan Rural Commercial Bank Louta Branch (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

10.13

English Translation of Lease Agreement dated September 1, 2023, by and between Zhejiang CN Energy and Lishui Yonglian Startup Services Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 15, 2024)

10.14

English Translation of Lease Agreement dated September 1, 2023, by and between CN Energy Development and Lishui Yonglian Startup Services Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 15, 2024)

10.15

Securities Purchase Agreement dated December 30, 2022, by and between the Registrant and Streeterville Capital, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 3, 2023)

10.16	Services Agreement with AA CORNERSTONE INC (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on March 10, 2023)
10.17

Forbearance Agreement with Streeterville Capital, LLC dated November 29, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on December 4, 2023)

10.18

English Translation of the Share Transfer Agreement by and among Zhejiang CN Energy Technology Development Co., Ltd., Manzhouli CN Energy Technology Co., Ltd. and Shanghai Xinbaocheng Industrial Group Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on September 26, 2024)

10.19

Securities Purchase Agreement dated October 10, 2024, by and between the Company and the Investor (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 17, 2024)

10.20

Convertible Promissory Note dated October 10, 2024, by and between the Company and the Investor (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 17, 2024)

10.21	Form of Warrant Inducement Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on December 5, 2024)
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Universal Law Offices Of Hangzhou
15.2*	Consent of Enrome LLP
19.1	Insider Trading Policy of the Registrant
21.1	List of subsidiaries of the Registrant
97.1*	Compensation Recovery Policy of the Registrant
101*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____________________________

*	Filed with this annual report on Form 20‑F
**	Furnished with this annual report on Form 20‑F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CN ENERGY GROUP. INC.

Date: February 18, 2025	By:	/s/ Wenhua Liu
Wenhua Liu
Interim Chief Executive Officer and Director

	By:	/s/ Jinwu Huang
Chief Financial Officer

100

CN ENERGY GROUP. INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CN Energy Group. Inc. and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2024, 2023, and 2022, and the related notes (collectively referred to as the 20-F “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended September 30, 2024, 2023, and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, The Company recorded net loss of $14.0 million, accumulated deficit of $16.7 million and net cash used in operating activities of $2.4 million for the year ended September 30, 2024. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Singapore

February 15, 2025

CN ENERGY GROUP. INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2024	2023
ASSETS
Current Assets:
Cash	$317,323	$195,502
Accounts receivable, net	11,790,391	29,012,866
Inventories, net	3,329,344	2,655,233
Advances to suppliers, net	26,488,494	39,044,066
Other receivable	18,709,318	-
Prepaid expenses and other current assets	863,690	1,541,698
Total current assets	61,498,560	72,449,365
Biological assets, net	28,522,903	28,355,589
Property and equipment, net	2,012,955	13,834,393
Land use right, net	6,205,309	6,653,666
Long-term deposits	-	1,096,628
Prepayment for property and equipment	-	3,606,708
Right-of-use assets	122,779	195,813
Intangible assets, net	-	3,060
Total Assets	$98,362,506	$126,195,222

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term loans	-	$4,646,382
Long-term loans, current portion	-	548,245
Convertible notes	-	2,027,500
Accounts payable	535,221	12,565,401
Deferred revenue, current	-	80,866
Due to a related party	611,327	152,556
Taxes payable	108	83,190
Lease liabilities	-	31,602
Prepayment from customers	-	1,146,988
Accrued expenses and other current liabilities	303,433	1,160,540
Total current liabilities	1,450,089	22,443,270
Long-term loans, non-current portion	-	34,266
Deferred revenue, non-current	-	121,299
Deferred tax liabilities	-	34,153
Total liabilities	1,450,089	22,632,988

Commitments and contingencies

Shareholders' Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 6,812,261 and 2,285,826 shares issued and outstanding as of September 30, 2024 and 2023, respectively	104,486,710	101,922,676
Class B ordinary share, no par value, unlimited number of shares authorized; 100,698 shares issued and outstanding as of September 30, 2024 and 2023	4,231,055	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	14,990	526,217
Accumulated deficits	(16,741,427)	(3,211,885)
Accumulated other comprehensive loss	(3,944,110)	(8,771,028)
Total shareholders' equity	96,912,417	103,562,234

Total Liabilities and Shareholders' Equity	$98,362,506	$126,195,222

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended September 30,
	2024	2023	2022

Revenues	$50,957,974	$57,899,096	$40,205,586
Cost of revenues	(51,139,085)	(57,110,446)	(36,563,945)
Gross (loss) profit	(181,111)	788,650	3,641,641
Operating expenses:
Allowance for receivables and inventories	(8,976,860)	(195,355)	-
Selling expenses	-	(53,008)	(89,312)
General and administrative expenses	(3,195,488)	(5,730,147)	(2,060,122)
Research and development expenses	(135,146)	(988,559)	(1,032,378)
Total operating expenses	(12,307,494)	(6,967,069)	(3,181,812)

(Loss) income from operations	(12,488,605)	(6,178,419)	459,829

Other (expenses) income:
Interest expense	(335,957)	(712,490)	(157,221)
Government subsidy income	81,896	925,983	1,636,491
Interest income	388	489	702,872
Loss on disposal of subsidiaries	(1,290,201)	-	-
Other (expenses) income	(17,215)	116,575	(97,990)
Total other (expense) income, net	(1,561,089)	330,557	2,084,152

(Loss) income before income taxes	(14,049,694)	(5,847,862)	2,543,981
Income tax benefits (expenses)	8,925	222,122	(314,273)
Net (loss) income	(14,040,769)	(5,625,740)	2,229,708

Net (loss) income	(14,040,769)	(5,625,740)	2,229,708
Other comprehensive loss:
Foreign currency translation gain (loss)	4,826,918	(2,238,556)	(6,655,036)
Comprehensive loss	$(9,213,851)	$(7,864,296)	$(4,425,328)

(Loss) earnings per share
Basic	$(4.13)	$(3.12)	$3.09
Diluted	$(4.13)	$(3.12)	$3.09
Weighted average shares outstanding
Basic	3,398,964	1,802,948	721,993
Diluted	6,862,027	2,267,082	721,993

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023, AND 2022

	Ordinary Shares						Retained	Accumulated Other
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Statutory	Earnings (Accumulated	Comprehensive Income	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	(Loss)	Equity
Balance as of September 30, 2021	557,943	$47,965,683	119,365	$5,015,142	$8,865,199	$315,808	$394,556	$122,564	$62,678,952
Class B Ordinary Shares converted into Class A Ordinary Shares	18,667	784,087	(18,667)	(784,087)	-	-	-	-	-
Issuance of Ordinary Shares for private placement, net	92,145	5,528,702	-	-	-	-	-	-	5,528,702
Net income for the year	-	-	-	-	-	-	2,229,708	-	2,229,708
Appropriation to statutory reserve	-	-	-	-	-	208,915	(208,915)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(6,655,036)	(6,655,036)
Balance as of September 30, 2022	668,755	$54,278,472	100,698	$4,231,055	$8,865,199	$524,723	$2,415,349	$(6,532,472)	$63,782,326
Issuance of ordinary shares for private placement, net	350,467	17,975,000	-	-	-	-	-	-	17,975,000
Issuance of ordinary shares for acquisition	293,984	18,373,771	-	-	-	-	-	-	18,373,771
Issuance of ordinary shares and warrants, net	606,057	8,945,433	-	-	-	-	-	-	8,945,433
Issuance of ordinary shares for services	66,667	1,100,000	-	-	-	-	-	-	1,100,000
Issuance of ordinary shares for convertible notes redemption	299,896	1,250,000	-	-	-	-	-	-	1,250,000
Net loss for the year	-	-	-	-	-	-	(5,625,740)	-	(5,625,740)
Appropriation to statutory reserve	-	-	-	-	-	1,494	(1,494)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(2,238,556)	(2,238,556)
Balance as of September 30, 2023	2,285,826	$101,922,676	100,698	$4,231,055	$8,865,199	$526,217	$(3,211,885)	$(8,771,028)	$103,562,234
Issuance of ordinary shares for convertible notes redemption	4,426,685	2,419,174	-	-	-	-	-	-	2,419,174
Issuance of ordinary shares for warrants exercised	100,000	145,290	-	-	-	-	-	-	145,290
Purchase of treasury shares	(250)	(430)	-	-	-	-	-	-	(430)
Disposal of subsidiaries	-	-	-	-	-	(513,196)	513,196	-	-
Net loss for the year	-	-	-	-	-	-	(14,040,769)	-	(14,040,769)
Appropriation to statutory reserve	-	-	-	-	-	1,969	(1,969)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	4,826,918	4,826,918
Balance as of September 30, 2024	6,812,261	$104,486,710	100,698	$4,231,055	$8,865,199	$14,990	$(16,741,427)	$(3,944,110)	$96,912,417

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(14,040,769)	$(5,625,740)	$2,229,708
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for accounts receivable	7,029,706	179,562	497,397
Allowance (reversal of allowance) for advances to suppliers	1,807,897	(207,668)	-
Allowance (reversal of allowance) for prepaid expenses and other current assets	32,249	(3,616)	-
Allowance for inventories	107,008	195,355	-
Depreciation expense	1,389,926	1,564,673	1,365,830
Loss on disposal of property and equipment	-	536	42
Amortization of operating lease right-of-use assets	78,708	114,472	106,011
Amortization of intangible assets and land use right	211,434	207,348	65,852
Depreciation of biological assets	932,784	873,358	-
Loss on disposal of subsidiaries	1,290,201	-	-
Deferred income taxes	(8,984)	(961,506)	(9,033)
Amortization of deferred revenue	(81,896)	(97,366)	(261,533)
Amortization of debts issuance costs	-	277,500	-
Issuance of ordinary shares for services	-	1,100,000	-
Interest expenses	233,873	-	-
Changes in operating assets and liabilities:
Accounts receivable	10,859,002	(11,266,039)	(8,503,455)
Inventories, net	(1,623,995)	(2,151,007)	248,675
Advances to suppliers	(5,320,689)	(21,761,492)	(9,286,781)
Prepaid expenses and other current assets	(65,080)	(295,191)	(384,367)
Accounts payable	(4,018,100)	5,446,546	6,357,128
Operating lease liabilities	(32,004)	(16,107)	(366,239)
Taxes payable	164,264	(508,292)	398,560
Accrued expenses and other current liabilities	(1,316,707)	2,769,703	27,586
Net cash used in operating activities	(2,371,172)	(30,164,971)	(7,514,619)

Cash flows from investing activities:
Proceeds from disposal of subsidiaries, net of cash	1,569,508	-	-
Purchase of treasury shares	(430)	-	-
Other receivables	-	(769,875)	20,790,311
Purchase of property and equipment	-	(683,392)	(2,493,448)
Acquisition of a subsidiary, net of cash	-	613	-
Prepayment to acquire a subsidiary	-	-	(17,746,979)
Prepayment for purchase of property and equipment	-	-	(1,421,646)
Term deposits	-	-	3,042,843
Net cash provided by (used in) investing activities	1,569,078	(1,452,654)	2,171,081

Cash flows from financing activities:
Proceeds from warrants exercised	145,290	-	-
Proceeds from private placements	-	-	18,000,000
Proceeds from issuance of shares and warrants	-	8,945,433	5,528,702
Proceeds from convertible notes	-	3,000,000	-
Repayment of related parties loans	(2,082)	-	(2,000,295)
Proceeds from related parties loans	807,439	266,739	414,814
Repayment of loans	(24,816)	(4,578,329)	(2,922,341)
Proceeds from loans	-	5,798,704	5,918,330
Net cash provided by financing activities	925,831	13,432,547	24,939,210

Effect of exchange rate changes on cash	(1,916)	333,708	(1,739,558)

Net increase (decrease) in cash	121,821	(17,851,370)	17,856,114
Cash, beginning of year	195,502	18,046,872	190,758
Cash and restricted cash, end of year	$317,323	$195,502	$18,046,872

Supplemental disclosure information:
Cash paid for income tax	$59	$28,764	$71,849
Cash paid for interest	$36,726	$241,484	$45,218

Supplemental non-cash activities:
Issuance of shares for acquisition	-	$18,373,771	-
Issuance of ordinary shares for convertible notes redemption	$2,419,174	$1,250,000	-
Lease liabilities arising from obtaining right-of-use assets	-	$1,156	$2,866

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and nature of business

CN ENERGY GROUP. INC. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy and its subsidiaries (collectively, the “Company”) manufactures and supplies wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and produces biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

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

On September 12, 2024, the Company, through its wholly owned subsidiary CN Energy Development, entered into a Share Transfer Agreement (the “Agreement No. 1”) with Zhejiang Sentuo Industrial Holding Group., Ltd. (“Sentuo”). Pursuant to the Agreement No. 1, CN Energy Development agreed to transfer all of its equity interest in Hangzhou Forasen, which constituted 100% of the issued and outstanding equity of Hangzhou Forasen, to Sentuo in consideration of RMB 29,478, which shall be paid by Sentuo within five business days from the date of the Agreement.

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 2”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 2, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 (approximately $19,690,929), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement.

Currently, CN Energy has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the British Virgin Islands, and the State of Delaware. Details of the subsidiaries of CN Energy are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding company
Energy Holdings	August 29, 2013	Hong Kong, China	100%	Holding company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding company
Manzhouli CN Technology	June 10, 2019	Inner Mongolia, China	100%	Holding company
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Produce and sell wading activated carbon in the future
CN Energy USA	March 31, 2022	Delaware, U.S.	100%	Investment, consultation and trading, inactive.
Zhoushan Trading	April 8, 2022	Zhejiang, China	100%	Trading.
Ningbo Trading	April 13, 2022	Zhejiang, China	100%	Trading.
Zhejiang Yongfeng New Material	October 11, 2022	Zhejiang, China	100%	Trading.
MZ HK	December 6, 2018	Hong Kong, China	100%	Holding company
MZ Pintai	January 22, 2019	Zhejiang, China	100%	Holding company
Yunnan Yuemu	September 2, 2022	Yunnan, China	100%	Holding company
Yunnan Honghao	May 6, 2013	Yunnan, China	100%	Forestry project investment and development

Note 2 – Summary of significant accounting policies

Liquidity and Going Concern

In assessing the Company’s liquidity and substantial doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through equity or convertible securities financing activities and commercial bank loan.

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded net loss of $14.0 million, accumulated deficit of $16.7 million and net cash used in operating activities of $2.4 million for the year ended September 30, 2024. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In evaluating if there is substantial doubt about the ability to continue as a going concern, the Company is trying to alleviate the going concern risk through (1) collection from accounts receivables and other receivables, (2) by bringing in strategic investors to supplement funding; and (3) equity or debt financing to meet its anticipated working capital requirements for at least the next 12 months. From the operational perspective, the Company has the following initiatives to alleviate the going concern risk by：

(1) improve accounts receivable management, strengthen collection by shorten the collection cycle and improve cash flow, optimize credit policy by strictly review customer credit and reduce bad debt risk, using factoring or financing which would relieve cash flow pressure through accounts receivable financing.

(2) strategic adjustments through business restructuring, divesting loss making businesses and focus on profitable business, and by acquiring new technologies or market share through mergers and acquisitions or collaborations to enhance competitiveness.

(3) technological innovation and digital transformation to improve production efficiency and product competitiveness, optimizing operations and customer experience through digital means.

(4) increase income through expanding the market, entering new markets or launching new products to increase revenue sources, subject to the market conditions by raising prices appropriately to improve profit margins, strengthening sales and optimizing sales strategies to increase customer order volumes.

The Company may, however, need additional capital in the future to fund our further expansion. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Company. In addition, as of September 30, 2024, the Company has positive working capital of $60.0 million, net assets and shareholders’ surplus position of $96.9 million.

The Company prepared the consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of biological assets, property and equipment and land use right, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

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

Inventories

The Company values its inventory at the lower of cost, determined on a first-in first-out basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

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

Other receivables

Other receivables are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its other receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Biological assets

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 27 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives, ranging from 30 to 54 years depending on the expiry dates of those 27 forest right certificates. The Company capitalizes all related direct and indirect costs of production to the biological assets at costs at each reporting date. At the point of harvest, the biological assets are transferred to inventory at their costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property, and equipment are as follows:

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

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, and equipment.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2024 and 2023.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of September 30, 2024 and 2023, the Company did not have any impairment loss for its operating lease right-of-use assets.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, accounts payable, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

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

There were no contract assets as of September 30, 2024 and 2023. For the fiscal years ended September 30, 2024, 2023, and 2022, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

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

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were nil, $24,979, and $65,881 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the fiscal years ended September 30, 2024, 2023, and 2022, the Company had the following subsidy income:

	September 30,	September 30,	September 30,
	2024	2023	2022
Value-added tax refund	-	$465,072	$636,536
Becoming a public company	-	-	760,711
Investment grant	-	292,487	-
Equipment of energy projects grants	$81,896	97,366	132,211
Research and development grants	-	71,058	-
Other miscellaneous grants	-	-	107,033
Total	$81,896	$925,983	$1,636,491

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of September 30, 2024 and 2023, the balance of unrecognized government grants was nil and $202,165, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2024, 2023, and 2022, $81,896, $97,366, and $132,211, was recorded in government subsidy income, respectively.

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

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2024, and 2023. As of September 30, 2024, the tax years ended December 31, 2017 through December 31, 2023 for the Company’s subsidiaries remain open for statutory examination by tax authorities.

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

Note 2 – Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, accounts receivable, advances to suppliers, and other receivables. Most of the Company’s cash is maintained with banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $71,249) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.  The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk (please refer to Note 14 for concentration risk details).

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

The exchange rates in effect as of September 30, 2024, and 2023, were US$1 for RMB7.0176 and RMB7.2960, respectively. The average exchange rates for the fiscal years ended September 30, 2024, 2023, and 2022, were US$1 for RMB7.2043, RMB7.0533, and RMB6.5728, respectively.

Earnings (Loss) Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the fiscal years ended September 30, 2024, 2023, and 2022.

Note 2 – Summary of significant accounting policies (Continued)

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

Note 2 – Summary of significant accounting policies (Continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

On December 14, 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications discussed below. ASU 2023-09 is effective for public business entities for annual periods beginning after Dec. 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is currently evaluating how this ASU will impact its consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718) Scope Application of Profits Interest and Similar Awards. The FASB is issuing this ASU to improve generally accepted accounting principles by adding an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profit interest awards”) should be accounted for in accordance with Topic 718, Compensation - Stock Compensation. The illustrative example is intended to reduce 1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and 2) existing diversity in practice. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company evaluated and does not intend to early adopt this standard.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	September 30,	September 30,
	2024	2023

Trade accounts receivable	$19,523,108	$29,509,165
Less: allowance for doubtful accounts	(7,732,717)	(496,299)
Accounts receivable, net	$11,790,391	$29,012,866

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products and biomass electricity are sold and delivered to customers.

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2024	2023

Balance as of beginning of year	$496,299	$330,990
Addition	7,029,706	179,562
Translation adjustments	206,712	(14,253)
Balance as of end of year	$7,732,717	$496,299

Note 4 – Inventories, net

Inventories consisted of the following:

	September 30,	September 30,
	2024	2023

Raw materials	$3,635,548	$1,619,534
Finished goods	-	1,224,555
Sub-total	3,635,548	2,844,089
Less: allowance for inventories	(306,204)	(188,856)
Inventories, net	$3,329,344	$2,655,233

The movement of allowance for inventory reserve was as follows:

	September 30,	September 30,
	2024	2023

Balance as of beginning of year	$188,856	-
Addition	107,008	195,355
Translation adjustments	10,340	(6,499)
Balance as of end of year	$306,204	$188,856

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	September 30,	September 30,
	2024	2023

Advances for raw materials purchase	$28,400,856	$39,098,283
Less: allowance for doubtful accounts	(1,912,362)	(54,217)
Advances to suppliers, net	$26,488,494	$39,044,066

The movement of allowance for doubtful accounts was as follows:

	September 30,	September 30,
	2024	2023

Balance as of beginning of year	$54,217	$261,518
Addition	1,807,897	-
Reversal	-	(207,668)
Translation adjustments	50,248	367
Balance as of end of year	$1,912,362	$54,217

Note 6 – Other receivable

On September 12, 2024, the Company, through its wholly owned subsidiary CN Energy Development, entered into a Share Transfer Agreement (the “Agreement No. 1”) with Zhejiang Sentuo Industrial Holding Group., Ltd. (“Sentuo”). Pursuant to the Agreement No. 1, CN Energy Development agreed to transfer all of its equity interest in Hangzhou Forasen, which constituted 100% of the issued and outstanding equity of Hangzhou Forasen, to Sentuo in consideration of RMB29,478 ($4,201), which was received in September 2014.

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 2”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 2, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 ($19,694,019), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement. Consideration of RMB6,910,238 ($984,701) was received in September 2024 and RMB131,294,513 ($18,709,318) was outstanding as of September 30, 2024.

Note 7 – Biological assets

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 27 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives.

	September 30,	September 30,
	2024	2023

Biological assets	$30,358,304	$29,199,895
Less: accumulated depreciation	(1,835,401)	(844,306)
Biological assets, net	$28,522,903	$28,355,589

Depreciation expenses were $932,784, $873,358, and nil for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

Note 8 – Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30,	September 30,
	2024	2023

Machinery and equipment	$2,356,528	$9,498,312
Property and buildings	740,140	7,621,567
Vehicles	25,347	215,198
Office equipment	-	86,291
Subtotal	3,122,015	17,421,368
Construction in progress	-	5,162,523
Less: accumulated depreciation	(1,109,060)	(8,749,498)
Property, and equipment, net	$2,012,955	$13,834,393

Depreciation expenses were $1,389,926, $1,564,673, and $1,365,830 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

Note 9 – Land use right, net

Land use right, net, consisted of the following:

	September 30,	September 30,
	2024	2023

Land use right	$6,598,974	$6,887,433
Less: accumulated amortization	(393,665)	(233,767)
Land use right, net	$6,205,309	$6,653,666

Amortization expense was $211,283, $198,499, and $11,493 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2025	$205,390
Fiscal 2026	205,390
Fiscal 2027	205,390
Fiscal 2028	205,390
Fiscal 2029	205,390
Thereafter	5,178,358
Total	$6,205,309

Note 10 - Convertible note

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

For the fiscal years ended September 30, 2024 and 2023, 4,426,685 and 299,896 Class A Ordinary Shares were issued for the redemption of $2.42 million and $1.25 million convertible note, respectively.

Note 11 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30,	September 30,
	2024	2023

Payroll payable	$277,383	$528,902
Interest payable	-	157,801
Accrued expenses	26,050	473,837
Accrued expenses and other current liabilities	$303,433	$1,160,540

Note 12 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing working capital loan to the Company and payment of expenses on behalf of the Company

Due to a related party

As of September 30, 2024 and 2023, the Company owed Yefang Zhang $611,327 (of which $311,150 was a loan from Yefang Zhang and $300,177 was payment of expenses on behalf of the Company) and $152,556, respectively. The balance of due to a related party is non-trade in nature, interest-free, unsecured, and due upon demand.

Note 13 – Taxes

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

Under the Enterprise Income Tax (“EIT”) Law of the PRC, an entity is subject to a 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended September 30,
	2024	2023	2022
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	-	0.5%	(10.2%)
Research and development (“R&D”) tax credit	0.3%	2.9%	(3.5%)
Exempt income	-	0.9%	-
Effect of non-taxable government subsidy income	-	-	(4.8%)
Non-PRC entities not subject to PRC tax	(14.7%)	(20.8%)	9.8%
Change in valuation allowance	0.1%	0.5%	(2.4%)
Others	(10.4%)	(1.4%)	2.2%
Effective tax rate	0.1%	7.6%	16.1%

Note 13 – Taxes (Continued)

The income tax (benefits) expenses consisted of the following:

	For the years ended September 30,
	2024	2023	2022
Current income tax expenses	$59	$(203,551)	$323,306
Deferred income tax expenses	(8,984)	(18,571)	(9,033)
Income tax (benefits) expenses	$(8,925)	$(222,122)	$314,273

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	September 30,	September 30,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$806,941	$6,152,427
Allowance on receivables	2,411,270	583,463
Allowance on inventory	76,551	344,474
Valuation allowance on deferred tax assets	(3,294,762)	(7,080,364)
Total	-	-

Deferred tax liabilities:
Accelerated depreciation of equipment	-	$34,153
Total	-	$34,153

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $3.2 million and $24.6 million as of September 30, 2024 and 2023, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $3.3 million and $7.1 million was recorded against the gross deferred tax asset balance at September 30, 2024 and 2023, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The net change in valuation allowance for the fiscal years ended September 30, 2024, 2023, and 2022 was a decrease of $3.8 million, an increase of $7.0 million, and a decrease of $226,799, respectively.

Note 14 – Concentration of major customers and suppliers

For the fiscal year ended September 30, 2024, two major customers accounted for approximately 38%, and 14% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2023, three major customers accounted for 13%, 13%, and 10% of the Company’s total sales. For the fiscal year ended September 30, 2022, one major customer accounted for 58% of the Company’s total sales. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2024, four major customers accounted for 34%, 29%, 22%, and 12% of the Company’s accounts receivable balance, respectively. As of September 30, 2023, three major customers accounted for 21%, 20%, and 10% of the Company’s accounts receivable balance, respectively.

For the fiscal year ended September 30, 2023, two major suppliers accounted for approximately 37, and 12% of the total purchases, respectively. For the fiscal year ended September 30, 2023, two major suppliers accounted for approximately 14% and 12% of the total purchases, respectively. For the fiscal year ended September 30, 2022, two major suppliers accounted for 35% and 14% of the total purchases, respectively.

As of September 30, 2024, three suppliers accounted for 40%, 23%, and 14% of the Company’s advance to suppliers balance, respectively. As of September 30, 2023, five suppliers accounted for approximately 17%, 16%, 16%, 11%, and 10% of the Company’s advance to suppliers balance, respectively.

Note 15 – Leases

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,421 (equivalent of $61,619). The Company prepaid total rent of RMB2,270,214 (equivalent of $358,120) upon the starting date of the lease period.

As of September 30, 2024 and 2023, the remaining average lease term was an average of 2 years and 1.5 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.8% per annum and 4.7% per annum, as of September 30, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	September 30,	September 30,
	2024	2023

Right-of-use assets under operating leases	$122,779	$195,813

Operating lease liabilities, current	-	31,602
Total operating lease liabilities	-	$31,602

Note 16 – Segment reporting

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

The following table presents revenue by major product categories for the fiscal years ended September 30, 2024, 2023，and 2022, respectively:

	For the years ended September 30,
	2024	2023	2022
Activated carbon	$50,957,974	$57,879,320	$39,925,693
Biomass electricity	-	19,776	150,716
Technical service	-	-	129,177
Total	$50,957,974	$57,899,096	$40,205,586

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 17 – Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The Company had an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value.

Share consolidation or reverse share split

On January 18, 2024, the Company consolidated its issued and outstanding ordinary shares from 70,449,781 Class A ordinary shares of no par value and 3,020,969 Class B ordinary shares of no par value to 2,348,326 Class A ordinary shares of no par value and 100,698 Class B ordinary shares of no par value, on a 30:1 basis. As a result of reverse share split, 250 Class A ordinary shares were acquired from the market and were cancelled accordingly. The Company believes the share consolidation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

As of September 30, 2024 and 2023, the Company has 6,812,261 and 2,285,826 Class A ordinary shares issued and outstanding and 100,698 and 100,698 Class B ordinary shares issued and outstanding, respectively

Private placements

On September 27, 2022, CN Energy entered into a series of subscription agreements (collectively, the “2022 Subscription Agreements”) with 15 purchasers, each an unrelated third party to the Company (collectively, the “2022 Purchasers”). Pursuant to the 2022 Subscription Agreements, the 2022 Purchasers agreed to subscribe for and purchase, and CN Energy agreed to issue and sell to the 2022 Purchasers, an aggregate of 10,514,018 Class A ordinary shares of CN Energy, no par value (the “Shares”), at a purchase price of $1.712 per share, and for an aggregate purchase price of $18,000,000 (the “Offering”). The Shares were offered under CN Energy’s registration statement on Form F-3 (File No. 333-264579), initially filed with the U.S. Securities and Exchange Commission on April 29, 2022 and declared effective on June 13, 2022 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on October 3, 2022. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shares were approved by CN Energy’s board of directors. On October 13, 2022, CN Energy completed the $18 million private placement by issuing 350,467 after reverse share split Class A ordinary shares to 2022 Purchasers.

Issuance of ordinary shares for acquisition

On November 11, 2022, CN Energy completed an acquisition of MZ HK, a Hong Kong company that wholly owns MZ Pintai, which is a Chinese company that wholly owns Yunnan Yuemu, pursuant to the Equity Transfer Agreement dated September 30, 2022 with the Seller. The Seller is independent from all directors and officers of CN Energy, and the Company itself. Pursuant to the Equity Transfer Agreement, the Seller first transferred 100% of its equity interests in Yunnan Honghao, a wholly owned subsidiary of the Seller, to Yunnan Yuemu, and the Seller then sold and transferred, and CN Energy purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 293,984 Class A ordinary shares of CN Energy having a value of $18,373,771, delivered to the Seller and its designees.

Through the acquisition of 100% shares of MZ HK, CN Energy indirectly acquired 100% of the equity interests in Yunnan Honghao.

Note 17 – Shareholders’ equity (Continued)

Public offering, warrants, and pre-funded warrants

On January 30, 2023, CN Energy entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which CN Energy agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 10,396,974 units, each consisting of one Class A ordinary share, no par value (collectively, the “Class A ordinary shares”) and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 (or $1.4529 after the reverse share split) per share (collectively, the “warrants”), at an offering price of $0.55 per unit; and (ii) 7,786,300 units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share (collectively, the “Pre-funded Warrants”), and one warrant, at an offering price of $0.5499 per unit (together with the Class A ordinary shares and the warrants, the “Offered Securities”), to those purchasers whose purchase of Class A ordinary shares in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of CN Energy’s outstanding ordinary shares immediately following the consummation of the Offering. The components of the units were issued separately and are immediately separable upon issuance. The Company received approximately $7.8 million in net proceeds from the Offering, after deducting underwriting discounts and other related offering expenses. In connection with the Offering, 10,396,974 Class A ordinary shares were issued, 4,672,700 Pre-funded Warrants were exercised upon issuance which resulted in a total issuance of  502,322 Class A ordinary shares and 103,735 Pre-funded Warrants were exercised for 103,735 Class A ordinary shares in September 2023.

The Pre-funded Warrants are exercisable immediately (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-funded Warrants are exercised in full. The warrants are exercisable immediately and expire five years, i.e. January 29, 2028, after their issuance date on January 30, 2023.

As a result of reverse share split on January 18, 2024, the exercise price was adjusted from $0.55 per share to $1.4529 per share and the warrants were adjusted from 18,183,274 warrants to 6,883,337 warrants.

For the fiscal years ended September 30, 2024 and 2023, 100,000 and nil warrants were exercised for 100,000 and nil Class A ordinary shares and for cash of $145,290 and nil, respectively. As of September 30, 2024 and 2023, 6,783,337 and 6,883,337 warrants and 1,554 and 1,554 pre-funded warrants were outstanding, respectively. As of September 30, 2024 and 2023, the outstanding warrants are out of the money and antidilutive.

Services agreement with AA Cornerstone Inc

On March 7, 2023, the board of directors of CN Energy approved the entry of a services agreement (the “Agreement”) with AA Cornerstone Inc (the “Consultant”), pursuant to which the Consultant agreed to provide to the Company certain consulting services in the areas of strategic advisory, sponsored editorial content, and digital marketing, from March 1, 2023 to May 30, 2023 (the “Services”). As consideration for such Services, on March 13, 2023, CN Energy issued 66,667 restricted Class A ordinary shares, no par value, of CN Energy to the Consultant. The Agreement contained customary confidentiality, non-solicitation, indemnification, and arbitration provisions.

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

The Note does not contain a floor price for the possible future redemption conversions into Class A Ordinary Shares, and a future conversion pursuant to the Agreement could potentially result in a substantial dilutive effect on the existing shareholders of the Company. Pursuant to the relevant Nasdaq Listing Rule guidance, the Nasdaq Staff has stated its position that, in determining whether the issuance of a future priced security raises public interest concerns, Nasdaq Staff will consider, among other things, whether a future priced security includes features to limit the potential dilutive effect of its conversion or exercise, including floors on the conversion or exercise price. To limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company approved on February 15, 2023 that the Company shall repay the Note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12. For the fiscal years ended September 30, 2024 and 2023, 4,426,685 and 299,896 Class A Ordinary Shares were issued for the redemption of $2.42 million and $1.25 million convertible note, respectively.

Note 17 – Shareholders’ equity (Continued)

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

The Company’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The Company’s PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves together with paid in capital of the Company’s PRC subsidiaries are not distributable as cash dividends. As of September 30, 2024 and 2023, the balance of the required statutory reserves was $14,990 and $0.5 million, respectively.

Note 18 – Commitments and contingencies

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

Note 19 - Disposition of subsidiaries

On September 12, 2024, the Company, through its wholly owned subsidiary CN Energy Development, entered into a Share Transfer Agreement (the “Agreement No. 1”) with Zhejiang Sentuo Industrial Holding Group., Ltd. (“Sentuo”). Pursuant to the Agreement No. 1, CN Energy Development agreed to transfer all of its equity interest in Hangzhou Forasen, which constituted 100% of the issued and outstanding equity of Hangzhou Forasen, to Sentuo in consideration of RMB29,478 ($4,201), which was received in September 2024.

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 2”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 2, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 ($19,694,019), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement. Consideration of RMB6,910,238 ($984,701) was received in September 2024 and RMB131,294,513 ($18,709,318) was outstanding as of September 30, 2024.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities in the consolidated balance sheets as of September 30, 2024 and 2023.

	As of	As of
	September 30, 2024	September 30, 2023
Carrying amounts of major classes of assets
Cash	$2,458	$35,413
Accounts receivable, net	8,835	19,254,467
Inventories, net	988,571	1,394,037
Advances to suppliers, net	17,710,766	34,242,941
Due to related parties	-	153,477
Prepaid expenses and other current assets	134,562	280,633
Property and equipment, net	10,943,369	11,839,482
Land use right, net	495,415	506,929
Long-term deposits	1,140,133	1,140,133
Prepayment for property and equipment	187,321	3,749,792
Right-of-use assets	-	24,974
Intangible assets, net	3,026	3,182
Total assets of disposed entities	$31,614,456	$72,625,460

Carrying amount of major classes of liabilities
Short-term loans	$4,828,985	$4,830,711
Long-term loans, current portion	581,870	605,620
Accounts payable	4,841,199	4,745,290
Deferred revenue	268,610	210,186
Due to related parties	353,878	-
Taxes payable	112,518	10,544
Lease liabilities	-	32,855
Prepayment from customers	-	1,192,491
Accrued expenses and other current liabilities	572,261	870,942
Deferred tax liabilities	26,284	35,508
Total liabilities of disposed entities	$11,585,605	$12,534,147

The following is a reconciliation of the amounts of major classes of operations of disposed entities in the consolidated statements of income (loss) and comprehensive income (loss) for the years ended September 30, 2024 and 2023.

	For the year ended September 30,
	2024	2023
Revenue	$13,086,798	$38,378,197
Cost of revenues	(13,089,365)	(37,344,139)
Gross (loss) profit	(2,567)	1,034,058
Operating expenses	(579,879)	(2,434,290)
Loss from operations	(582,446)	(1,400,232)
Other (expenses) income	(114,534)	450,991
Loss before income tax expenses	(696,980)	(949,241)
Income tax expenses	9,223	301,242
Net loss	$(687,757)	$(647,999)

Note 20 – Subsequent events

1. On October 10, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10,2024, in the principal amount of $3,149,750 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for a purchase price of $2,925,000.

The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $204,750.00 along with $20,000.00 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding principal balance elected for pre-payment. The Note contains a floor price of $0.10412 for the possible future conversions into Class A Ordinary Shares.

2. On November 29, 2024, the Company incorporated a wholly owned subsidiary, Ewforest Group Limited.

3. On December 3, 2024, Jian Chen notified the CN Energy Group. Inc. (the “Company”) that she resigned as the Chairperson of the Audit Committee (the “Audit Committee”) of the board of directors of the Company (the “Board”), effective December 3, 2024. Ms. Chen’s decision to resign as the Chairperson was not the result of any disagreement with the Company on any matters relating to the Company’s operations, accounting policies or practices. Ms. Chen will remain as an independent director on the Board.

4. On December 12, 2024, the Board approved the nomination of Mr. Ming Yi as an independent director on the Board and the Chairperson of the Audit Committee.

5. On December 5, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into Warrant Inducement Agreements (the “Warrant Inducement Agreement”) with certain holders (the “Holders”, and each, a “Holder”) of the Company's existing ordinary share purchase warrants issued in January 2023 (the “Existing Warrants”), covering up to an aggregate of 6,576,278 class A ordinary shares of the Company, no par value (the “Ordinary Shares”), pursuant to which (i) the exercise price of the Existing Warrants will be reduced from $1.4529 per share to $0.32 per share (the “Reduced Exercise Price”) to the extent exercised by each Holder, and (ii) in exchange for each Holder’s cash payment of the Reduced Exercise Price of the Existing Warrants in part or whole, the Company will issue new unregistered ordinary share purchase warrants (the “New Warrants”), to incentivize the Holders to exercise the Existing Warrants in cash. The Holders had until January 5, 2025 (the “Termination Date”) to exercise such Existing Warrants at the Reduced Exercise Price and receive New Warrants. The Company also agreed to file a registration statement covering the resale of the Ordinary Shares issued or issuable upon the exercise of the New Warrants (the “Warrant Shares”). The New Warrants and Warrant Shares were offered in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

6. On January 7, 2025, the Company and the Holders entered into the extension letter (the “Extension Letter”) to extend the Termination Date for the Holders to exercise such Existing Warrants and receive New Warrants from January 5, 2025, to February 7, 2025. Additionally, pursuant to the Extension Letter, the Company agreed to file a registration statement covering the resale of the Warrant Shares no later than February 21, 2025.

7. On January 20, 2025, CN Energy Group. Inc. (the “Company”), entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, the Company agreed to transfer 100% of its equity in Clean Energy Holdings Limited to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281).

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

The Company did not pay any dividend for the periods presented. As of September 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

	As of	As of
	September 30,	September 30,
	2024	2023
Assets
Current assets
Cash	$463	$32,589
Other current assets	128,998	-
Non-current assets
Investment in subsidiaries	97,308,651	103,950,542
Total assets	$97,438,112	$103,983,131

Liabilities and Shareholders’ Equity

Current liabilities
Due to a related party	300,177	300,177
Accrued expenses and other current liabilities	225,518	120,720
Total liabilities	$525,695	$420,897

Commitments and contingencies

Shareholders’ equity
Class A ordinary share, no par value, unlimited number of shares authorized; 68,574,781 and 20,062,658 shares issued and outstanding as of September 30, 2023 and 2022, respectively	104,486,710	101,922,676
Class B ordinary share, no par value, unlimited number of shares authorized; 3,020,969 shares issued and outstanding as of September 30, 2023 and 2022.	4,231,055	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	14,990	526,217
Accumulated deficits	(16,741,427)	(3,211,885)
Accumulated other comprehensive loss	(3,944,110)	(8,771,028)
Total shareholders’ equity	96,912,417	103,562,234

Total liabilities and shareholders’ equity	$97,438,112	$103,983,131

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30,
	2024	2023	2022

General and administrative expenses	$(8,006,889)	$(3,202,589)	$(218,663)
Equity in (loss) earnings of subsidiaries	(6,033,880)	(2,423,151)	2,448,371
Net (loss) income	$(14,040,769)	$(5,625,740)	2,229,708

Net (loss) income	(14,040,769)	(5,625,740)	2,229,708
Foreign currency translation gain (loss)	4,826,918	(2,238,556)	(6,655,036)
Comprehensive loss	$(9,213,851)	$(7,864,296)	$(4,425,328)

Note 21 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(14,040,769)	$(5,625,740)	$2,229,708
Adjustments to reconcile net income to net cash used in operating activities:
Allowance for prepaid expenses and other current assets	32,249	-	-
Interest expenses	233,873	-	-
Amortization of debts issuance costs	-	277,500	-
Issuance of ordinary shares for services	-	1,100,000	-
Equity in loss (earnings) of subsidiaries	6,033,880	2,423,151	(2,448,371)
Prepaid expenses and other current assets	-	-	92,000
Accrued expenses and other current liabilities	104,799	278,521	(202,001)
Net cash used in operating activities	(7,635,968)	(1,546,568)	(328,664)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables	608,628	(769,875)	-
Purchase of treasury shares	(430)	-	-
Investment in subsidiaries	6,850,354	(9,676,000)	(3,211,899)
Net cash provided by (used in) investing activities	7,458,552	(10,445,875)	(3,211,899)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Ordinary Shares for private placement	-	-	5,528,702
Proceeds from convertible notes	-	3,000,000	-
Proceeds from warrants exercised	145,290	8,945,433	-
Proceeds from related party loans	-	63,500	-
Repayment of related party loans	-	-	(1,980,145)
Net cash provided by financing activities	145,290	12,008,933	3,548,557

CHANGES IN CASH	(32,126)	16,490	7,994

CASH, beginning of year	32,589	16,099	8,105

CASH, end of year	$463	$32,589	$16,099

