Form 20-F
period 2025-09-30
CN ENERGY GROUP. INC.
filed 2026-01-30
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

The People’s Republic of China(Address of principal executive offices)

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

An aggregate of 4,988,337 Class A ordinary shares and 635,419 Class B ordinary shares, no par value, as of September 30, 2025.

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

INTRODUCTION

In this annual report on Form 20‑F, unless the context otherwise requires, references to:

•	“China” or the “PRC” means the People’s Republic of China;

•	“Class A ordinary shares” mean the Class A ordinary shares, no par value, of CN Energy (as defined below);

•

“Class B ordinary shares” mean the Class B ordinary shares, no par value, of CN Energy. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares will be entitled to 50 votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis;

•

“CN Energy,” “we,” “us,” “our,” “our Company,” and the “Company” means CN ENERGY GROUP. INC. (also referred to as 中北能源集团有限公司 in Chinese), a business company limited by shares incorporated under the laws of British Virgin Islands;

•

“CN Energy Development” means CN Energy Industrial Development Co., Ltd. (also referred to as 中北能源产业发展有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which was previously jointly owned by Zhejiang CN Energy and Manzhouli CN Technology (as defined below). On September 25, 2024, all of the equity interests in CN Energy Development were transferred to Shanghai Xinbaocheng Industrial Group Co., Ltd.;

•	“CN Energy USA” means CN Energy USA Inc., a Delaware corporation, which is wholly owned by CN Energy;

•

“Energy Holdings” means CLEAN ENERGY HOLDINGS LIMITED (also referred to as 全球清洁能源控股有限公司 in Chinese), a Hong Kong corporation, which was previously wholly owned by CN Energy. On January 20, 2025, all of the equity interests in Energy Holdings were transferred to Asia Rubber Resources Limited;

•	“Ewforest” means Ewforest Group Limited, a company incorporated in Hong Kong, which is wholly owned by CN Energy;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•

“Hangzhou Forasen” means Hangzhou Forasen Technology Co., Ltd. (also referred to as 杭州富来森科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which was previously wholly owned by CN Energy Development. On September 12, 2024, all of the equity interests in Hangzhou Forasen were transferred to Zhejiang Sentuo Industrial Holding Group., Ltd;

•

“Khingan Forasen” means Greater Khingan Range Forasen Energy Technology Co., Ltd. (also referred to as 大兴安岭富来森能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development;

•

“Manzhouli CN Energy” means Manzhouli CN Energy Industrial Co., Ltd. (also referred to as 满洲里市中北能实业有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;

•

“Manzhouli CN Technology” means Manzhouli CN Energy Technology Co., Ltd. (also referred to as 满洲里市中北能科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is jointly owned by Zhejiang CN Energy (as defined below) and Manzhouli CN Energy and indirectly wholly owned by Energy Holdings;

•	“MZ HK” means MZ Mining International Co., Ltd, a Hong Kong company acquired by the Company on November 11, 2022;

•	“MZ Pintai” means MZ Pintai Mining (Zhejiang) Co., Ltd (also referred to as 美中品泰矿业（浙江）有限公司 in Chinese), a company incorporated under the laws of the PRC which is wholly owned by MZ HK;

•

“Ningbo Nadoutong” means Ningbo Nadoutong Trading Co., Ltd. (also referred to as 宁波哪都通贸易有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which was previously wholly owned by Zhejiang New Material and has been deregistered;

•	“operating entities” means Zhejiang New Material and its subsidiaries;

•	“Pathenbot” means Pathenbot Group Inc, a California corporation, which is wholly owned by CN Energy USA;

•	“PGIF” means PT Grand Indonesia Forestmates, an Indonesian entity, of which 90% of the equity interest is owned by Ynong;

•	“PWAN” means PT Wana Arga Nusantara, an Indonesian entity, of which 90% of the equity interest is owned by PGIF;

•	“RMB” or “Renminbi” means the legal currency of China;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Tanmulai” means Hangzhou Tanmulai Xin Activated Carbon Co., Ltd, a company incorporated in the PRC with limited liability, which is wholly owned by Zhejiang New Material;

•	“Ynong” means Ynong International Group Limited, a Hong Kong company, in which Ewforest acquired a 45% equity interest on March 31, 2025;

•

“Yunnan Honghao” means Yunnan Honghao Forestry Development Co., Ltd. (also referred to as 云南宏灏林业发展有限公司 in Chinese), a company incorporated in the PRC with limited liability, which was previously wholly owned by Yunnan Yuemu (as defined below);

•	“Yunnan Yuemu” means Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (also referred to as 云南岳沐农林科技有限公司 in Chinese), a company incorporated in the PRC and wholly owned by MZ Pintai;

•

“Zhejiang CN Energy” means Zhejiang CN Energy Technology Development Co., Ltd. (also referred to as 浙江中北能源科技开发有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Energy Holdings;

•

“Zhejiang New Material” means Zhejiang CN Energy New Material Co., Ltd. (also referred to as 浙江中北能新材料有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Meizhong Pintai Mining (Zhejiang) Co. Ltd;

•

“Zhejiang Yongfeng New Material” means Zhejiang Yongfeng New Material Technology Co., Ltd. (also refers to as 浙江咏丰新材料科技有限公司 in Chinese), a company with limited liability organized under the PRC, which was previously wholly owned by Hangzhou Forasen;

•

“Zhongxing Energy” means Manzhouli Zhongxing Energy Technology Co., Ltd. (also referred to as 满洲里市众兴能源科技有限公司 in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by CN Energy Development; and

•

“Zhoushan Xinyue” means Zhoushan Xinyue Trading Co., Ltd. (also referred to as 舟山信跃贸易有限公司in Chinese), a company with limited liability organized under the laws of the PRC, which is wholly owned by Zhejiang New Material.

This annual report on Form 20‑F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2025	2024	2023
At the end of the year – RMB	RMB7.1190 to $1	RMB7.0176 to $1	RMB7.2960 to $1
Average rate for the year - RMB	RMB7.2125 to $1	RMB7.2043 to $1	RMB7.0533 to $1

FORWARD LOOKING STATEMENT

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provision under Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this annual report constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this annual report to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this annual report include, but are not limited to, statements about:

●	our future business development, financial condition and results of operations;

●	the expected growth of the sectors that we operate in;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industries;

●	our mission, goals and strategies;

●	our proposed use of proceeds; and

●	relevant government policies and regulations relating to our industries.

You should read this annual report, including the risk factors disclosed in “Item 3. Key Information-D. Risk Factors” and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. As a holding company with no material operations of our own, our operations are mainly conducted in China through the operating entities. Our ordinary shares are shares of CN Energy, the offshore holding company in the British Virgin Islands, instead of shares of our operating companies in China. Therefore, our shareholders will not directly hold any equity interests in our operating companies.

Wholly owned subsidiaries of MZ HK include MZ Pintai, Yunnan Yuemu, and Zhejiang New Material and its subsidiaries, all of which were incorporated as companies with limited liabilities in pursuant to PRC laws. MZ HK is a holding company with no business operation; MZ Pintai is engaged in sales of minerals, stone, metal materials, construction materials, wood, chemical materials and products, rubber products, and paper products; Yunnan Yuemu is engaged in management and conversion of forest and natural ecosystem; and Zhejiang New Material and its subsidiaries are engaged in manufacturing and supplying wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production.

We also operate our intelligent robotics and automation business through our wholly owned subsidiary, PATHENBOT Group Inc. (“PATHENBOT”). PATHENBOT develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America.

The following diagram illustrates our corporate structure as of the date of this annual report.

Recent Developments

Proposed Acquisition of a Canadian oil trading company

On January 25, 2026, the Company entered into a framework agreement (the "Framework Agreement") with the shareholders of Blessing Logistics Ltd. ("Blessing Logistics"), an oil trading company incorporated in Alberta, Canada, regarding a potential acquisition transaction.

Pursuant to the Framework Agreement, the parties have agreed to negotiate in good faith toward a definitive share purchase agreement to which CNEY would acquire approximately 82% of the equity interests in Blessing Logistics, representing equity with voting rights, in consideration for the issuance of the Company's Class A ordinary shares. The aggregate value of consideration is currently expected to be approximately US$2.0 million, based on assumptions to be agreed by the parties, and is subject to change based on, among other things, due diligence results, final valuation, market conditions, and the terms of the definitive agreement. If the parties do not enter into a definitive share purchase agreement within 60 days following the execution date of the Framework Agreement, either party may terminate the Framework Agreement upon written notice.

Note purchase with Streeterville

On January 16, 2026, the Company entered into a Note Purchase Agreement with Streeterville Capital, LLC, an institutional investor (“Streeterville”), pursuant to which Streeterville purchased from the Company a secured promissory note in the principal amount of $7,510,000.00 (the “Note”), which included an original issue discount of $490,000.00 and reimbursement of Streeterville’s transaction expenses of $20,000, for gross proceeds to the Company of $7,000,000.

The Note bears interest at a rate of 7% per annum, was issued on January 16, 2026 and matures 24 months after its Issuance Date. The Note is secured by a collateral package that includes (i) a pledge of equity interests and (ii) cash collateral maintained by CNEY Holdings, LLC, a wholly owned subsidiary of the Company.

Class B Ordinary Shares Voting Agreement

On September 16, 2025, Weastfinace and Ms. Yefang Zhang, both holders of Class B Ordinary Shares, entered into a Voting Agreement. Pursuant to the Voting Agreement, Weastfinace granted Ms. Zhang an irrevocable proxy to vote 631,391 Class B Ordinary Shares owned by Weastfinace. As a result, Ms. Zhang controls approximately 86.4% of the aggregate voting power of our issued and outstanding Ordinary Shares. The Company, as a limited-purpose signatory, agreed to certain obligations and acknowledged the grant of the irrevocable proxy. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - Material Transactions with Related Parties - Voting Agreement with Weastfinace Group Inc.”

Transaction with Class A Investors

On August 1, 2025, we entered into a securities purchase agreement (the “Class A Purchase Agreement”) with certain investors (the “Class A Investors”). Pursuant to the Class A Purchase Agreement, we sold an aggregate of 1,977,302 Class A Ordinary Shares, no par value, at a purchase price of $2.30 per share, for aggregate gross proceeds of approximately $4,547,800. The offering was conducted as a private placement pursuant to Section 4(a)(2), Regulation D and/or Regulation S under the Securities Act of 1933, as amended. The purchase price was paid in immediately available funds, and the shares were issued in restricted book-entry form through the Company’s transfer agent at closing.

Transaction with Weastfinace

On August 1, 2025, we also entered into a securities purchase agreement (the “ Weastfinace Purchase Agreement ”) with Weastfinace Group Inc. (“Weastfinace”), an entity controlled by one of our directors. Pursuant to the Weastfinace Purchase Agreement, we issued 631,391 Class B Ordinary Shares, no par value, at a purchase price of $2.30 per share, for aggregate gross proceeds of approximately $1,452,200. The transaction was conducted as a private placement pursuant to Section 4(a)(2), Regulation D and/or Regulation S under the Securities Act of 1933, as amended. The shares were issued in restricted book-entry form through the Company’s transfer agent at closing.

Transactions with Streeterville

On April 4, 2025, the Company, entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company, upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

Upon the initial closing under the Purchase Agreement, on April 8, 2025, the Company issued to the Investor an initial Pre-Paid Purchase in the principal amount of $3,230,000, with an original issue discount (the “OID”) of $210,000 and a transaction expense amount of $20,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the annual rate of seven percent (7%). Additionally, the Company issued 1,597,444 Class A ordinary shares to the Investor as a commitment fee.

Pursuant to the Purchase Agreement and a registration rights agreement entered into between the Company and the Investor, the Company agreed to file a registration statement with the Securities and Exchange Commission within 45 days from the initial closing, for registration of the resale of the Commitment Shares, Purchase Shares, and any other Class A ordinary shares issuable pursuant to the Purchase Agreement.

On June 18, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Company and the Investor agreed to amend and restate that (i) Section 11 of the Purchase Agreement shall not apply to floor prices; (ii) the definition of “Floor Price” means $0.626; (iii) the filing deadline of the registration statement on Form F-3 (the “Registration Statement”) is June 30, 2025; and (iv) the effectiveness period of the Registration Statement is extended from 90 days to 115 days.

Warrant Inducement

On December 5, 2024, we entered into Warrant Inducement Agreements (the “Warrant Inducement Agreement”) with certain holders of the Company's existing ordinary share purchase warrants issued in January 2023 (the “Existing Warrants”), covering up to an aggregate of 263,051 Class A Ordinary Shares of the Company, pursuant to which (i) the exercise price of the Existing Warrants will be reduced from $36.3225 per share to $8.00 per share (the “Reduced Exercise Price”) to the extent exercised by each holder, and (ii) in exchange for each holder’s cash payment of the Reduced Exercise Price of the Existing Warrants in part or whole, the Company will issue new unregistered ordinary share purchase warrants (the “New Warrants”), to incentivize the holders to exercise the Existing Warrants in cash. The holders had until January 5, 2025 (the “Termination Date”) to exercise such Existing Warrants at the Reduced Exercise Price and receive New Warrants. The Company also agreed to file a registration statement covering the resale of the Class A Ordinary Shares issued or issuable upon the exercise of the New Warrants.

On January 7, 2025, the Company and the holders entered into the extension letter (the “Extension Letter”) to extend the Termination Date for the Holders to exercise such Existing Warrants and receive New Warrants from January 5, 2025, to February 7, 2025.

Appointment of New Director

On December 3, 2024, Jian Chen notified the Company that she resigned as the Chairperson of the Audit Committee of the board of directors of the Company, effective December 3, 2024. Ms. Chen’s decision to resign as the Chairperson was not the result of any disagreement with the Company on any matters relating to the Company’s operations, accounting policies or practices. Ms. Chen will remain as an independent director on the Board.

On December 12, 2024, the Board approved the nomination of Mr. Ming Yi as an independent director on the Board and the Chairperson of the Audit Committee.

Unsecured Promissory Note Issuance

On October 10, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10, 2024, in the principal amount of $3,149,750 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company, for a purchase price of $2,925,000. The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $204,750.00 along with $20,000.00 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding principal balance elected for pre-payment. The Note contains a floor price of $0.10412 for the possible future conversions into Class A Ordinary Shares.

Nasdaq Deficiency

On May 28, 2024, we received a deficiency notice from Nasdaq notifying us that, for the last 30 consecutive business days, the closing bid price for our Class A Ordinary Shares had been below the minimum of $1.00 per share and did not meet the Bid Price Rule. We were provided 180 calendar days, or until November 25, 2024, to regain compliance with the Bid Price Rule.

On November 26, 2024, we received a written notice from Nasdaq notifying us that, while we have not regained compliance with the bid price requirement rule, Nasdaq has determined that we are eligible for an additional 180 calendar day period, or until May 27, 2025 (the “Second Compliance Period”), to regain compliance. Nasdaq's determination was based on (i) the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Bid Price Rule, and (ii) the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary. If at any time during the Second Compliance Period, the closing bid price of the Company’s Class A Ordinary Shares meets or exceeds US$1.00 per share for at least ten consecutive business days, Nasdaq will provide written confirmation of compliance, and this matter will be closed. The Company intends to continue to actively monitor its compliance with the Bid Price Rule and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

On May 19, 2025, the Company effected the 1:25 reverse stock split (the “Reverse Stock Split”). Beginning May 19, 2025, our Class A Ordinary Shares traded on The Nasdaq Capital Market on a split adjusted basis. The Reverse Stock Split had no impact on the par value of our Class A Ordinary Shares or the authorized number of ordinary shares.

On June 4, 2025, Nasdaq provided written confirmation to the Company that for the last 10 consecutive business days, from May 19 through June 3, 2025, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

On January 16, 2026, the Company received a written notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination was issued because the bid price of the Company’s Class A ordinary share has closed at less than $1.00 per share for the previous 30 consecutive business days from December 3, 2025 through January 15, 2026 and, as a result, the Company does not comply with Listing Rule 5550(a)(2). In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period or extension specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period and has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more. As noted in the Staff Determination, the Company effected a 1-for-30 reverse stock split on January 19, 2024 and a 1-for-25 reverse stock split on May 19, 2025, resulting in a cumulative 1-for-750 reverse stock split ratio for the Class A ordinary shares.

On January 21, 2026, the Company submitted a hearing request to appeal the Staff Determination to a hearings penal (the “Panel”). The hearing request automatically stays the suspension of trading in the Company’s securities and the filing of the Form 25-NSE with the Securities and Exchange Commission, in each case pending the Panel’s decision. In connection with the hearing, the Company intends to present a plan to the Panel seeking an exception or other relief to address the deficiencies identified in the Staff Determination. During the appeal process with the Panel, the Company’s Class A ordinary shares will continue to be listed and trade on Nasdaq.

As of the date of this annual report, our Class A Ordinary Shares continue to be listed and traded on Nasdaq. However, the Panel may not grant our hearing request, and we may be unable to maintain compliance with Nasdaq continued listing requirements in the future. If our securities are subsequently delisted from trading, we could face significant consequences, including:

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

Risks Associated with Our Corporate Structure

Our holding company structure involves certain risks in terms of dividend distribution, direct investment in PRC entities, and obtaining benefits under relevant tax treaty. See “—D. Risk Factors—Risks relating to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business,” “—D. Risk Factors—Risks relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “—D. Risk Factors—Risks relating to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties,” and “—D. Risk Factors—Risks relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations Relating to Foreign Exchange.”

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

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As confirmed by our PRC counsel, Universal Law Offices of Hangzhou, as of the date of this annual report, we are not subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because we currently do not have over one million users’ personal information, we do not collect data that affect or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affect or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the operating entities’ business and our offerings.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Article 15 of the "Interim Measures" defines the behavior of "indirect overseas offering and listing by domestic enterprises." Specifically, an issuer is considered to be engaged in indirect overseas offering and listing by a domestic enterprise if it meets both of the following conditions:(i) The operating revenue, total profit, total assets, or net assets of the domestic enterprise in the most recent accounting year exceed 50% of the relevant data in the issuer's audited consolidated financial statements for the same period, based on any one of these indicators;(ii) The principal operational activities are conducted within China, or the primary locations of operations are situated within China, or the majority of senior management personnel responsible for operations and management are Chinese citizens or have their habitual residence within China. Therefore, CNEY meets the definition of "indirect overseas offering and listing by a domestic enterprise." As our registration statement on Form F-1 was declared effective on February 4, 2021 and we completed our initial public offering and listing on February 9, 2021, we qualifies as an "existing company." As such, it is not required to undergo immediate compliance filing at present. Nevertheless, if CNEY engages in future activities such as refinancing, it will be required to fulfill the filing procedures. In such cases, the issuer must designate a primary domestic operating entity as the domestic responsible party to submit the filing to the China Securities Regulatory Commission. Other than the foregoing, as of the date of this annual report, according to our PRC counsel, Universal Law Offices of Hangzhou, no relevant PRC laws or regulations in effect require that we obtain additional permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us and/or our subsidiaries to obtain regulatory approval from Chinese authorities for our continued listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting a subsequent offering, and these risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Given the Chinese government’s significant oversight and discretion over the conduct of the operating entities’ business, the Chinese government may intervene or influence the operating entities’ operations at any time, which could result in a material change in their operations and/or the value of our ordinary shares.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or our operating entities’ ability to conduct business, our ability to accept foreign investments or issue our securities to foreign investors because neither we nor our operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Additionally, the Notice on Issues Concerning the Administration of Funds for Overseas Listings of Domestic Enterprises was issued on December 26, 2025, and will come into effect on April 1, 2026. This notice primarily provides clear operational guidelines for fund management to enterprises engaging in direct overseas listings. For companies like CN Energy Group Inc., which qualify as enterprises engaged in indirect overseas offering and listing by domestic enterprises, this notice does not apply directly. Nevertheless, such companies must still comply with the filing administration regulations of the China Securities Regulatory Commission and other general foreign exchange rules. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject the operating entities to additional compliance requirement in the future.”

Transfer of Funds and Other Assets Between Our Company and Our Subsidiaries

As of the date of this annual report, CN Energy has transferred its funds, through Energy Holdings, CN Energy USA and Zhejiang CN Energy, $56.9 million to its subsidiaries.

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

Pursuant to the BVI Business Companies Act, 2020 as amended from time to time (the “BVI Act”), and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, Ewforest and MZ HK, and our U.S. subsidiary, CN Energy USA Inc.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to MZ HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. MZ HK may be considered a non-resident enterprise for PRC tax purposes. Any dividends that our PRC subsidiaries pay to MZ HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from MZ Pintai’s subsidiaries to MZ Pintai, and the distribution of such payments to MZ HK and then to our Company. According to the EIT Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if MZ Pintai or their subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding company, MZ HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. MZ HK intends to apply for the tax resident certificate if and when MZ Pintai plans to declare and pay dividends to MZ HK. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiaries may not qualify to enjoy certain treaty benefits.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our expansion into the United States through the operations of Pathenbot Group Inc. may not be successful and could expose us to additional risks, which may adversely affect our business, financial condition, and results of operations.

In October 2025, we expanded our business operations into the United States by launching the operations of Pathenbot Group Inc., a U.S.-based subsidiary focused on providing robotic solutions to small and medium-sized enterprises. Pathenbot’s primary products include logistics robots, food service robots, and industrial robots, and its services include localized data storage, after-sales support, and product development, research, and sales. This expansion represents a new geographic market and operating environment for the Company and subjects us to risks and uncertainties that differ from those we have historically encountered.

Operating in the United States requires us to navigate a complex and evolving legal, regulatory, and commercial landscape, including compliance with U.S. federal, state, and local laws and regulations relating to product safety, data protection, labor and employment, taxation, import and export controls, and intellectual property protection. Failure to comply with applicable laws and regulations could result in fines, penalties, litigation, reputational harm, or restrictions on our operations. In addition, differences in business practices, customer preferences, competitive dynamics, and cost structures may make it difficult for us to successfully market and sell our robotic products and services to U.S. small and medium-sized enterprises.

Our success in the United States will also depend on our ability to establish effective local operations, including recruiting and retaining qualified personnel, building reliable after-sales support and service infrastructure, managing localized data storage in compliance with applicable data privacy and cybersecurity requirements, and adapting our products to meet U.S. market and customer requirements. If we are unable to effectively manage these operational challenges, our costs may increase and our anticipated benefits from this expansion may not be realized.

Furthermore, the U.S. robotics market is highly competitive and characterized by rapid technological change. Competitors with greater brand recognition, longer operating histories, more established customer relationships, or greater financial and technical resources may be better positioned to respond to market demands or technological developments. If we are unable to compete effectively or if customer adoption of our robotic solutions is slower than expected, the operating results of Pathenbot Group Inc. could be materially and adversely affected.

As a result of these risks, our expansion into the United States through Pathenbot Group Inc. may not achieve the anticipated growth or profitability, and any failure to successfully execute our U.S. expansion strategy could have a material adverse effect on our business, financial condition, and results of operations.

The operating entities’ financial results could be materially and adversely affected by an interruption of supply of raw materials.

The operating entities are dependent on a variety of raw materials that support their manufacturing activities. The operating entities’ ability to meet their customers’ needs depends heavily on an uninterrupted supply of these materials. Although the operating entities source strategic raw materials from multiple suppliers whenever possible and have instituted back-up procedures or contracted with a secondary supplier for any raw material that is sourced primarily from one location or supplier, production problems, lack of capacity, breach of contractual obligations by their third-party suppliers, changes in third-party suppliers’ financial or business condition, or planned and unplanned shutdowns of their production facilities that affect their ability to supply the operating entities with raw materials that meet the operating entities’ specifications, or at all, could disrupt the operating entities’ ability to supply products to their customers. In addition, interruptions in raw material supply caused by events outside their suppliers’ control, such as wildfires, labor disputes, or transportation disruptions, could also disrupt the operating entities’ ability to meet customer demand. These supply disruptions could cause the operating entities to miss deliveries and breach their contracts, which could damage their relationships with their customers and subject the operating entities to claims for damages under their contracts. If any of these events were to occur for more than a temporary period, the operating entities may not be able to make arrangements for transition supply and qualified replacement suppliers on terms acceptable to the operating entities or at all, which could have a material adverse effect on their business and financial results.

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

For the fiscal year ended September 30, 2025, one major customer accounted for 59% of the Company’s total sales. For the fiscal year ended September 30, 2024, two major customers accounted for approximately 38%, and 14% of the operating entities’ total sales, respectively. For the fiscal year ended September 30, 2023, three major customers accounted for 13%, 13%, and 10% of the Company’s total sales, respectively. The operating entities’ major customers may change as they adjust marketing strategies, and any material business disruption affecting the operating entities’ major customers or any decrease in sales to their major customers may negatively impact their operations and cash flows if they fail to increase sales to other customers.

The operating entities have sourced their raw materials primarily from a limited number of suppliers. If they lose one or more of their suppliers, their operations may be disrupted, and their results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2025, the operating entities sourced 20% of their raw materials and activated carbon from their top one supplier. For the fiscal year ended September 30, 2024, the operating entities sourced 37%,12% and 9% of their raw materials and activated carbon from their top three suppliers, respectively. For the fiscal year ended September 30, 2023, the operating entities sourced 14% and 12% of their raw materials and activated carbon manufacturing service from their top two suppliers, respectively. If they lose one or more of these suppliers and are unable to swiftly engage new suppliers, the operating entities’ production operations may be disrupted or even suspended, and they may not be able to deliver products to their customers on time. The operating entities may also have to pay a higher price to source from a different supplier on short notice. While the operating entities are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers in their desired timeline. As a result, the operating entities’ results of operations may be adversely and materially impacted.

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

For example, a significant market driver for the operating entities’ activated carbon products is the Notice on Issuing the Work Plan for Greenhouse Gas Emission Control During the 14th Five-Year Plan Period (the “Work Plan”) of the State Council of the PRC (the “State Council”), which supports the development of clean energy, including biomass electricity, and restricts the emission of industrial pollutants. Although the Work Plan would potentially promote the use of activated carbon products, we are unable to predict with certainty when and how the Work Plan will affect demand for the operating entities’ products. Changes to, or delays in implementing, the Work Plan could reduce or delay an expected increase in future demand for the operating entities’ products, which could have a material adverse effect on the operating entities’ business and financial results.

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

The operation and expansion of the operating entities’ manufacturing facilities are subject to strict environmental laws and regulations at the state, provincial, and local level in various jurisdictions, and, over the next several years, we expect that the operating entities and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require the operating entities to obtain and comply with various environmental registrations, licenses, permits, inspections, and other approvals. .

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

The operating entities’ operations emit carbon dioxide and other greenhouse gases. Currently, the operating entities are subject to the PRC environmental laws and regulations on air pollution prevention in general. Additionally, businesses within the activated carbon industry are mandated to adhere to specific industrial standards, including the Comprehensive Emission Standards for Air Pollutants (GB 16297-1996), Emission Standards for Air Pollutants from Industrial Furnace Kilns (GB 9078-1996) and Comprehensive Wastewater Emission Standards (GB 8978-1996). A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and the Draft Emission Standards of Activated Carbon Industrial Pollutants, are in various phases of implementation or discussion. Future Chinese regulations on corporate environmental protection and pollutant emission management will become more stringent. Among these, the Regulations on Ecological and Environmental Monitoring require enterprises to conduct monitoring of pollutants and greenhouse gas emissions in accordance with the law, with strict penalties for data fraud. These regulations took effect on January 1, 2026. The Discharge Standard of Pollutants for Municipal Wastewater Treatment Plants introduces instantaneous emission limits for key water pollutants and updates monitoring requirements. This standard will be implemented on March 1, 2026. Additionally, the Carbon Measurement Review Guidelines for Key Emitting Entities provide unified review standards for carbon emission measurement management and data quality for key emitting entities, effective from March 8, 2026. The systems and measures could result in increased costs for them to install new controls to reduce hazardous air emissions from the operating entities’ facilities, to purchase air emissions credits or allowances, or to monitor and inventory greenhouse gas emissions from the operating entities’ operations.

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

The operating entities place substantial reliance on the activated carbon market experience and knowledge of their senior management team as well as their relationships with other industry participants. The operating entities do not carry, and do not intend to procure, key person insurance on any of their senior management team. The loss of the services of one or more members of their senior management team due to their departure, or otherwise, could hinder the operating entities’ ability to effectively manage their business and implement their growth strategies. Finding suitable replacements for the operating entities’ current senior management could be difficult, and competition for such personnel of similar experience is intense. If the operating entities fail to retain their senior management, the operating entities’ business and results of operations could be materially and adversely affected.

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

The operating entities may acquire businesses, technologies, services, or products which are complementary to their core activated carbon business. Future acquisitions may expose them to potential risks, including risks associated with: the integration of new operations, services, and personnel; unforeseen or hidden liabilities; the diversion of resources from their existing business and technology; their potential inability to generate sufficient revenue to offset new costs; the expenses of acquisitions; or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

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

The operating entities currently conduct substantially all of their operations and all of their revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect the operating entities’ business, financial condition, results of operations, and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. The operating entities’ ability to operate profitably in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the PRC government, which changes may be quick with little advance notice.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future. According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, as our registration statement on Form F-1 in connection with our initial public offering was declared effective on February 4, 2021 and we completed our initial public offering and listing on February 9, 2021, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. We cannot assure you that we will be able to timely obtain such permission, and even if such permission is obtained, there are certain risks that it will be denied or rescinded. Although we believe our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and has not received any notice of denial of permission to list on the U.S. stock exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

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

As of the date of this annual report, we have not received any notice from any authorities identifying any of the operating entities as a CIIO or requiring any of the operating entities to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operating entities’ operations and our listing will not be affected and that the operating entities are not subject to cybersecurity review or network data security review by the CAC, given that: (i) as a company that mainly manufactures and sells wood-based activated carbon, our operating entities are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) the operating entities’ customers are enterprises in Jiangsu Province, Zhejiang Province, Shanghai, and Guangdong Province in China and the operating entities do not have individual customers; as a result, the operating entities possess personal data of fewer than one million individual clients in the operating entities’ business operations as of the date of this annual report and do not anticipate that the operating entities will be collecting over one million users’ personal information in the near future, which the operating entities understand might otherwise subject the operating entities to the Cybersecurity Review Measures; and (iii) since the operating entities are in the activated carbon industry, data processed in their business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, the operating entities will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on them. We cannot guarantee, however, that the operating entities will not be subject to cybersecurity review and network data security review in the future. During such reviews, the operating entities may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of the operating entities’ managerial and financial resources, which could materially and adversely affect the operating entities’ business, financial conditions, and results of operations and our future offerings.

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

The U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. Based on our analysis of the list of products affected by the tariffs, we expect that the tariffs will not have a material direct impact on the operating entities’ business operations, as currently, the operating entities are based in the PRC, and deliver products to customers exclusively located within the PRC market. However, the imposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the tariffs. As such, there is the potential for a decrease in the spending powers of activated carbon customers, which in turn, may lead to a contraction of the PRC activated carbon market. As such, the operating entities may have access to fewer business opportunities and the operating entities’ operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on the operating entities’ business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

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

Because we are a British Virgin Islands corporation and substantial all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the British Virgin Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, five out of our seven directors and officers, namely Xinyang Wang, Jinwu Huang, Wenhua Liu, Wenbiao Zhang and Ming Yi, reside in the PRC; the other directors, namely, Phillip Connelly and Jian Chen, reside in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

Under PRC laws and regulations, our PRC subsidiary, MZ Pintai, as wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, capital contributions to our PRC subsidiary MZ Pintai, which is FIE, are subject to the approval of or filing with the Ministry of Commerce of the PRC (“MOFCOM”) or its local counterparts and registration with a local bank authorized by SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. The reason is that there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

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

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC and the Notice of the SAT on Issues Regarding the Implementation of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” issued by the SAT, such rate may be reduced to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to the distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the China-Hong Kong special arrangement and other applicable PRC laws. Furthermore, under the SAT’s Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties effective in August 2015, non-resident taxpayers shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding company, MZ HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. MZ HK intends to apply for the tax resident certificate if and when MZ Pintai plans to declare and pay dividends to MZ HK.

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

An aggregate of 7,358,421 Class A ordinary shares are outstanding as of the date of this annual report. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our Class A ordinary shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our shares. A decline in the price of our Class A ordinary shares might impede our ability to raise capital through the issuance of additional Class A ordinary shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Class A ordinary shares as well as make future sales of equity securities by us less attractive or not feasible.

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

In September 2023, our shareholders approved the 2023 Share Incentive Plan (the “2023 Plan”), pursuant to which share-based awards may be granted to our employees, directors, and consultants. Under the 2023 Plan, the maximum aggregate number of Class A ordinary shares that may be issued under the plan is initially approximately 8,240 shares,  as adjusted to reflect (i) a 1-for-30 reverse share split effected on January 18, 2024, and (ii) a 1-for-25 share split effected on May 19, 2025. The shares to be issued pursuant to the awards under this plan shall be authorized, but unissued, or reacquired ordinary shares. As of the date of this annual report, none of such awards has been granted. We expect to grant awards under the 2023 Plan in the future. In the future, if we grant additional share incentives to our employees or directors, we will incur additional share-based compensation expenses, and our results of operations will be further adversely affected. Furthermore, the grant of share-based awards and the vesting and exercise thereof could significantly dilute existing shareholders’ ownership and materially and adversely affect the trading price of our Class A ordinary shares.

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

In addition, the market price of our Class A ordinary shares may be volatile, both because of actual and perceived changes in our financial results and reports, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

•	actual or anticipated variations in the financial results and prospects of our Company or other companies in the activated carbon business;

•	changes in financial estimates by research analysts;

•	mergers or other business combinations involving us;

•	additions and departures of key personnel and senior management;

•	changes in accounting principles;

•	the passage of legislation or other developments affecting us or our industry;

•	the trading volume of our Class A ordinary shares in the public market;

•	the release of lockup, escrow, or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	changes in economic conditions, including fluctuations in global and Chinese economies;

•	financial market conditions;

•	natural disasters, pandemic, terrorist acts, acts of war, or periods of civil unrest; and

•	the realization of some or all of the risks described in this section.

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

As a business company incorporated in the British Virgin Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company,(b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance, and (c) Nasdaq Listing rule 5620, which requires each company with shares listed on Nasdaq hold an annual meeting of shareholders no later than one year after the end of each of the company’s fiscal years. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

On January 16, 2026, the Company received a written notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination was issued because the bid price of the Company’s Class A ordinary share has closed at less than $1.00 per share for the previous 30 consecutive business days from December 3, 2025 through January 15, 2026 and, as a result, the Company does not comply with Listing Rule 5550(a)(2). In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period or extension specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period and has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more. As noted in the Staff Determination, the Company effected a 1-for-30 reverse stock split on January 19, 2024 and a 1-for-25 reverse stock split on May 19, 2025, resulting in a cumulative 1-for-750 reverse stock split ratio for the Class A ordinary shares.

On January 21, 2026, the Company submitted a hearing request to appeal the Staff Determination to a hearings penal (the “Panel”). The hearing request automatically stays the suspension of trading in the Company’s securities and the filing of the Form 25-NSE with the Securities and Exchange Commission, in each case pending the Panel’s decision. In connection with the hearing, the Company intends to present a plan to the Panel seeking an exception or other relief to address the deficiencies identified in the Staff Determination. During the appeal process with the Panel, the Company’s Class A ordinary shares will continue to be listed and trade on Nasdaq.

As of the date of this annual report, our Class A Ordinary Shares continue to be listed and traded on Nasdaq. However, the Panel may not grant our hearing request, and we may be unable to maintain compliance with Nasdaq continued listing requirements in the future. If our securities are subsequently delisted from trading, we could face significant consequences, including:

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

Our auditor have included an explanatory paragraph in their opinion regarding our ability to continue as a going concern. If we are unable to continue as a going concern, our securities will have little or no value.

Enrome LLP, our independent registered public accounting firm for the fiscal year ended September 30, 2025, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended September 30, 2025, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern.

We anticipate that we will continue to generate operating losses and use cash in operations through the foreseeable future. As further set forth above, we anticipate that we will need significant additional capital, or we may be required to curtail or cease operations.

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

Our third amended and restated articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:

•

(i) any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or

•

(ii) any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Act, the Insolvency Act, 2020 of the British Virgin Islands, as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Act and section 162(1)(b) of the Insolvency Act, 2020, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended September 30, 2025, identified a material weakness in our internal control over financial reporting, that is, we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and SEC reporting rules. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of September 30, 2025. This could adversely affect the market price of our Class A ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

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

Based on the Substance Law and announced guidance currently issued, we are currently subject to limited substance requirements applicable to a holding company. At present, we are only required to confirm we comply with the BVI Business Companies Act, 2020 (as amended) and that we have adequate premises and employees in the British Virgin Islands for passively holding or actively managing the equity participation, but to the extent we are required to increase our substance in the British Virgin Islands due to any regulatory change, it could result in additional costs. Although it is presently anticipated that the Substance Law (including the ongoing EU review of the British Virgin Islands’ implementation of such law), will have minimal material impact on us or our operations, as the legislation and guidance are new and remain subject to further clarification, adjustment, interpretation, and the EU review, it is not currently possible to ascertain the precise impact of these developments on us, for example, whether we could also be treated as carrying out “headquarter business” in the British Virgin Islands (despite our headquarters physically being in China). It is therefore possible that we may be subject to additional requirements under the Substance Law in the future. Should that occur, it is our intention to seek appropriate advice and take appropriate steps to ensure that we (to the extent we fall within the scope of the Substance Law) are fully compliant.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC consequences.”

The dual class structure of our ordinary shares has the effect of concentrating voting control with Ms. Yefang Zhang, and her interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Under this structure, holders of Class A ordinary shares are entitled to one vote per one Class A ordinary share, and holders of Class B ordinary shares are entitled to 50 votes per one Class B ordinary share, which may cause the holders of Class B ordinary shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Weastfiance Group, Inc. holds 631,391 Class B Ordinary Shares and Ms. Yefang Zhang indirectly holds 4,028 Class B Ordinary Shares. Pursuant to a Voting Agreement dated September 16, 2025, by and between Weastfinace Group, Inc. and Yefang Zhang, Weastfinace Group granted Ms. Zhang an irrevocable proxy to vote all of its Class B Ordinary Shares. Consequently, Ms. Yefang Zhang indirectly controls 635,419, or 100% of our issued and outstanding Class B ordinary shares, representing approximately 86.4% of the voting rights in our Company. As a result, Ms. Zhang as the principal shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. She may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B ordinary shares may also be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected.

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

On April 13, 2022, we formed Ningbo Nadoutong, a PRC limited liability company. Ningbo Nadoutong was deregistered.

On October 11, 2022, we formed Zhejiang Yongfeng New Material, a PRC limited liability company. Zhejiang Yongfeng New Material is a wholly owned subsidiary of Hangzhou Forasen.

On November 11, 2022, we completed the acquisition of MZ HK, which wholly owns Yunnan Yuemu through MZ Pintai, pursuant to an equity transfer agreement (the “Equity Transfer Agreement”) dated September 30, 2022 with Shenzhen Xiangfeng Trading Co., Ltd. (“Shenzhen Xiangfeng”). Pursuant to the Equity Transfer Agreement, Shenzhen Xiangfeng first transferred 100% of its equity interests in Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”) to Yunnan Yuemu, and Shenzhen Xiangfeng then sold and transferred, and we purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of our Company having a value of $18,373,771, delivered to Shenzhen Xiangfeng and its designees.

2023 Corporate Restructuring

In December 2023, we initiated a strategic reorganization to enhance our corporate framework. This restructuring was carried out through four equity transfer agreements between our subsidiaries, as illustrated below.

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

2024 Corporate Restructuring to dispose of equity interests in CN Energy Development and Hangzhou Forasen

On September 12, 2024, CN Energy, through its wholly owned subsidiary CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), entered into a Share Transfer Agreement with Zhejiang Sentuo Industrial Holding Group., Ltd. Pursuant to the Agreement, CN Energy Development transferred all of its equity interest in Hangzhou Forasen Technology Co., Ltd., which constituted 100% of the issued and outstanding equity of Hangzhou Forasen Technology Co., Ltd, to Zhejiang Sentuo Industrial Holding Group., Ltd.

On September 25, 2024, CN Energy, through its wholly owned subsidiaries in China, Zhejiang CN Energy Technology Development Co., Ltd. and Manzhouli CN Energy Technology Co., Ltd., entered into a Share Transfer Agreement with Xinbaocheng Industrial Group Co., Ltd. Pursuant to the  Agreement, Zhejiang  CN Energy  Technology  Development Co., Ltd.  transferred  90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy Technology Co., Ltd. transferred its 10% of equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy) to Shanghai Xinbaocheng Industrial Group Co., Ltd.

On November 29, 2024, the Company incorporated a wholly owned subsidiary, Ewforest Group Limited (“Ewforest”), in Hong Kong.

In January and February 2025, CN Energy conducted a reorganization of its wholly owned subsidiaries, Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Xinyue”) and Ningbo Nadoutong Trading Co., Ltd (“Ningbo Nadoutong”), under the holding of MZ Pintai Mining (Zhejiang) Co., Ltd (“MZ Pintai”). Ningbo Nadoutong has been registered.

On January 20, 2025, CN Energy entered into a Share Transfer Agreement with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources for a total purchase price of HKD10,000 (approximately $1,281). In connection with the agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

Completion of Ynong Acquisition

On April 30, 2025, we and our wholly owned subsidiary, Ewforest Group Limited (“Ewforest”), closed a transaction involving the acquisition of 4,500 shares of Ynong International Group Limited (“HoldCo”) from Ynong Group Limited (“Ynong Group”), pursuant to the Share Purchase Agreement dated as of March 31, 2025 , as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025, as amended, the “Ynong Purchase Agreement”), entered into between the Company, Ewforest Group, Ynong Group, and HoldCo, and pursuant to the side letters (the “Side Letters”) entered into between the Ynong Group, an Indonesian entity (“PGIF”) and the operating Indonesian entity (“PWAN”). The total consideration for the 4,500 shares of HoldCo is $40,913,370, which consists of: (i) the 50,000,000 shares, which had an aggregate value of $10,000,000; (ii) the account receivables, which have an aggregate value of $24,548,022; and (iii) the cash payment of $6,365,348 to be paid by the Company to Ynong Group as a post-closing obligation.

Pursuant to the Ynong Purchase Agreement and Side Letters, PWAN will appoint an individual designated by the Company to serve on the board of directors of PWAN on or prior to June 30, 2025, pursuant to a director agreement to be entered into between the individual designated by the Company and PWAN.

On April 24, 2025, the Dali City People’s Court issued a ruling (the “Execution Order”), regarding Yunnan Honghao, a previously wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd. (“Shenzhen Xiangfeng”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honghao by the Company back to Shenzhen Xiangfeng. Shenzhen Xiangfeng will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen Xiangfeng in connection with the Equity Transfer Agreement, dated September 30, 2022, back to the Company.

On June 12, 2025, Pathenbot Group Inc. (“Pathenbot”) was incorporated under the laws of the State of California, the United States of America. CN Energy USA owns 100% of the equity interests in Pathenbot.

On July 2, 2025, Hangzhou Tanmulai Xin Activated Carbon Co., Ltd (“Tanmulai”) was incorporated under the laws of the PRC, Zhejiang New Material owns 100% of the equity interests in Tanmulai.

On October 22, 2025, CNEY Holdings, LLC was organized under the laws of the State of Utah. CN Energy owns 100% of the equity interests in CNEY Holdings, LLC.

See “Item 3. Key Information” for our corporate structure.

Share Consolidation

On January 18, 2024, we effected a consolidation of our issued Class A ordinary shares, no par value, and Class B ordinary shares, no par value (“Share Consolidation”), which was approved by our board of directors on December 20, 2023. As a result of the Share Consolidation, every 30 issued Class A ordinary shares automatically consolidated into one Class A ordinary share and every 30 issued Class B ordinary shares automatically consolidated into one Class B ordinary share, without any action on the part of the shareholders. Beginning with the opening of trading on January 19, 2024, our Class A ordinary shares began to trade on a post-Share Consolidation basis on Nasdaq.

On May 19, 2025, the Company effectuated a 1-for-25 reverse stock split of the Company’s Class A  ordinary shares with no par value. The reverse stock split reduced the number of Class A ordinary shares issued and outstanding from approximately 75.28 million to approximately 3.01 million.

Corporate Information

Our principal executive offices are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, the PRC, and our phone number is +86-571-87555823. Our registered office in the British Virgin Islands is located at 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, and the phone number of our registered office is +1 (284) 393-6004. We maintain a corporate website at www.cneny.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is CN Energy USA Inc., located at 2400 Chico Ave, South El Monte, CA 91733.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

The operating entities manufacture and supply wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”). The operating entities’ current facility is located in Lishui City, Zhejiang Province. The operating entities generate revenue primarily from selling activated carbon. The operating entities will focus on the deep processing and activation of activated carbon.

As a manufacturer of wood-based activated carbon, the operating entities’ primary raw materials are raw carbon materials, which the operating entities source from their suppliers.

The operating entities produce wood-based activated carbon that is conformed to their customers’ specifications. The operating entities’ activated carbon customers are mainly activated carbon wholesalers and companies engaged in the activated carbon deep processing business. The operating entities’ activated carbon customers are all based in the PRC and currently mainly located in Jiangsu Province, Zhejiang Province, Shanghai and Guangdong Province. The primary end users of the operating entities’ activated carbon are mainly food and beverage producers, industrial manufacturers, pharmaceutical manufacturers, and companies engaged in environmental protection.

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

The Company expanded its business operations in the United State by launching the operations of Pathenbot Group Inc. in October 2025. This subsidiary focuses on providing robotic solutions to small and medium-sized enterprises in the United State. Its primary products include logistics robots, food service robots, and industrial robots, among others. The services offered mainly include localized data storage, after-sales support, and product development, research, and sales.

For the fiscal years ended September 30, 2025, 2024, and 2023, the operating entities sold 31,237, 43,989 and 40,251 tons of activated carbon. For the same years, the total revenue was approximately $35.6 million, $51.0 million, and $57.9 million, and the results of operation were at a net loss of $15.9 million, net loss of $14.0 million and $5.6 million, respectively. For the same years, the revenue derived from Activated Carbon Production accounted for 100%, 100%, and 99.9% of the total revenue, respectively; and the revenue derived from technical services accounted for nil, nil, and nil of the total revenue, respectively.

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

Advanced Activated Carbon Production Technology and Steam-Based Cogeneration Process

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

As of the date of this annual report, the operating entities claim ownership of certain trade secrets and proprietary know-how developed by and used in their business. See “—Intellectual Property” for more information. The operating entities are also constantly looking for new cooperative opportunities with research centers to further improve their method.

High-Quality Wood-Based Activated Carbon Products

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

Growth Strategies

The operating entities’ goal is to become one of China’s leading wood-based activated carbon producers. Also, the Company intends to integrate robotics, software, and artificial intelligence technologies to provide automation solutions as part of the Company's continued development. Accomplishing this goal requires the successful implementation of the following strategies:

Shirting the Strategic Focus toward North America and Explore Robotics and Energy Sector

The Company is actively pursuing a strategic realignment and business expansion based on its existing operational foundation, with an emphasis on shifting its strategic focus toward North America (specifically the United States and Canada). In particular, the Company is developing and scaling additional business lines in robotics products and technical services and vigorously seeking energy-industry-related opportunities.

Increase the Capacity of Activated Carbon Production

Since the demand for activated carbon in general and orders for the operating entities’ activated carbon products more particularly have been increasing in recent years, the operating entities had to outsource some of their orders to third-party producers to keep up with the demand for the operating entities’ products. These third-party producers do not have the same manufacturing processes or quality control as the operating entities do, nor do the operating entities share technology with them. The operating entities mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon the operating entities produce. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.”

Expand Customer Base

We plan to explore new markets for the operating entities’ activated carbon products while maintaining the operating entities’ current customer base. The operating entities are considering establishing branch offices in various strategic areas, including Shanghai and Jiangsu Province. These branch offices will focus on increasing activated carbon product sales to existing customers, providing customer support in those areas, and acquiring potential new customers. By increasing the number of customers and optimizing the operating entities’ transportation and sales network, the operating entities aim to reduce the marginal cost of their activated carbon products and increase their profits.

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

We derived 100%, 100%, and 99.9% of our revenue from the sale of activated carbon products during the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

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

The following table shows the sales for the operating entities’ activated carbon in the fiscal years ended September 30, 2025, 2024, and 2023:

	Fiscal year ended September 30, 2025			Fiscal year ended September 30, 2024			Fiscal year ended September 30, 2023
Category of Activated Carbon	Quantity Sold	Revenue	Revenue Percentage (%)	Quantity Sold	Revenue	Revenue Percentage (%)	Quantity Sold	Revenue	Revenue Percentage (%)
Medium-Quality (in tons)	6,790	$7,386,746	20.8	21,027	$21,332,813	41.9	11,935	$15,178,726	26.2
High-Quality (in tons)	23,035	26,564,140	74.6	12,742	15,430,474	30.3	16,568	24,937,352	43.1
Superior-Quality (in tons)	-	-	-	4,443	6,336,579	12.4	7,938	13,159,587	22.7
Customized-Quality (in tons)	1,412	1,622,546	4.6	5,776	7,046,661	13.8	3,810	4,603,655	8.0
Total (in tons)	31,237	35,573,432		43,989	50,146,527		40,251	57,879,320
Air filter carbon (in pieces)	-	-	-	109,188	811,447	1.6	-	-	-
Total		$35,573,432	100.0		$50,957,974	100.0		$57,879,320	100.0

Feedstock

The operating entities will focus on the deep processing of raw carbon materials as feedstock to produce activated carbon products that meet customer requirements.

In order to meet orders from their customers, sometimes the operating entities also purchase activated carbon from other producers before shipping it to customers. In the fiscal year ended September 30, 2025, the operating entities purchased 6,303, 2,600, and 2,060 tons of activated carbon from Shanghai Yuxie Industrial Co., Ltd, Jiaxing Guangyue New Material Technology Co., Ltd, and Hangzhou Charcoal New Materials Co., Ltd, respectively. In the fiscal year ended September 30, 2024, the operating entities purchased 17,621, 5,324, and 4,028 tons of activated carbon from Shanghai Yuxie Industrial Co., Ltd., Shanghai Jiabole Commercial and Trading Co., Ltd., and Zhongjian Heneng(Shanghai) Trading Co., Ltd., respectively. In the fiscal year ended September 30, 2023, the operating entities purchased 4,940, 4,743, and 3,828 tons of activated carbon from Zhongjin Boda (Hangzhou) Industrial Co., Ltd., Shanghai Yuxie Industrial Co., Ltd., and Shenzhen Xianghonghui Industrial Co., Ltd., respectively. These third-party producers do not have the same manufacturing processes or quality control as the operating entities do, nor do the operating entities share technology with them. The operating entities mainly purchase activated carbon from these third-party producers to fulfill orders from customers who do not require the wood-based activated carbon the operating entities produce. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—The operating entities rely on third-party manufacturers to produce some of their activated carbon products and problems with, or loss of, these manufacturers could harm the operating entities’ business and operating results.”

Suppliers

For the fiscal year ended September 30, 2025, the operating entities’ top 10 suppliers in terms of purchasing value contributed 58% of their raw materials sourced, with the top five suppliers providing 20%, 9%, 7%, 5%, and 4% of their raw materials, respectively. For the fiscal year ended September 30, 2024, the operating entities’ top 10 suppliers in terms of purchasing value contributed 92% of their raw materials and activated carbon sourced, with the top five suppliers providing 37%, 12%, 9%, 8%, and 8% of their raw materials and activated carbon, respectively. For the fiscal year ended September 30, 2023, the operating entities’ top 10 suppliers in terms of purchasing value contributed 85% of their raw materials and activated carbon sourced, with the top five suppliers providing 14%, 12%, 9%, 9%, and 8% of their raw materials and activated carbon, respectively. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—The operating entities have sourced our raw materials primarily from a limited number of suppliers. If they lose one or more of the suppliers, their operation may be disrupted, and their results of operations may be adversely and materially impacted.”

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

Customers

The operating entities’ activated carbon products customers primarily include activated carbon wholesalers and companies engaging in the activated carbon deep processing business. Their top activated carbon customers for the fiscal year ended September 30, 2025 included Hangzhou Shihang New Material Technology Co., Ltd, Umbrella Dry Gathering (Shanghai) Intelligent Technology Development Co., Ltd, Zhejiang Yuyue Environmental Protection Technology Co., Ltd, Shanghai Baichuang De Trading Co., Ltd, and Jiaxing Tonglun New Material Technology Co., Ltd which collectively accounted for 77% of their total activated carbon sales for that period. Their top activated carbon customers for the fiscal year ended September 30, 2024 included Hangzhou Shihang New Material Technology Co., Ltd (“Hangzhou Shihang”), and Zhoushan Yilong Information Technology Co., Ltd (“Zhoushan Yilong”), which collectively accounted for 52% of their total activated carbon sales for that period. Hangzhou Shihang accounted for 38%, and Zhoushan Yilong accounted for 14% of their total activated carbon sales for the fiscal year ended September 30, 2024, respectively. Their top activated carbon customers for the fiscal year ended September 30, 2023 included Ningbo Juming Youjia Trading Co., Ltd (“Ningbo Juming Youjia”), Zhoushan Yilong, Zhejiang Shuyuan Supply Chain Co., Ltd (“Zhejiang Shuyuan”), Zhejiang Supai New Materials Technology Co., Ltd, and Ningbo Guoning Zhonghao Technology Co., Ltd, which collectively accounted for 51% of their total activated carbon sales for that period. Ningbo Juming Youjia accounted for 13%, Zhoushan Yilong accounted for 13% and Zhejiang Shuyuan accounted for 10% of their total activated carbon sales for the fiscal year ended September 30, 2023, respectively.

From the commencement of their operations in December 2012 to September 30, 2025, a total of 93 activated carbon customers have purchased activated carbon products from the operating entities. The total number of the operating entities’ activated carbon customers was 22, 23, and 35 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. The operating entities chose to focus on customers with consistent orders and large activated carbon purchases, reducing the costs of customer maintenance and making it easier to manage their customer relations. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—A majority of the operating entities’ activated carbon sales are currently derived from a small number of customers. If any of these customers experiences a material business disruption, the operating entities would likely incur substantial losses of revenue.”

Marketing and Sales

The operating entities maintain our activated carbon marketing and sales forces in-house in their corporate office with two employees, who are responsible for sales, transportation and distribution, as well as quality control and contract administration. Through market analyses, the operating entities identified potential customers that had high demand for activated carbon but were having difficulties finding suppliers, such as Hangzhou Shihang and Sanqian Huiju. By focusing on these potential customers and tailoring their activated carbon products to their specific needs, the operating entities were able to increase the number of their activated carbon customers. By offering customized activated carbon of specific iodine adsorption number, Methylene blue number, and other characteristics relevant to their customers, the operating entities are able to serve a diverse customer base. The operating entities’ marketing and sales personnel are hard-working, full of passion, and responsive, and the operating entities offer them trainings in marketing and sales, management, and activated carbon products and technology.

Pricing & Backlog

To date, the operating entities price their activated carbon products on an order-to-order basis, primarily based on the Methylene blue number of the activated carbon product, adjusted for its other characteristics. The prices of their activated carbon products range from $1,185.44 to $1,385.10 per ton.

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

It usually takes us approximately 22 hours to produce the activated carbon product specified in an order, depending on the amount of activated carbon ordered, the supply of raw materials, and the specific product characteristics, among other factors. The operating entities typically begin shipping activated carbon products after they have produced approximately 30 tons, enough to fill up a railway wagon. It usually takes the operating entities three to five days to transport the activated carbon products by rail and by road to the sites of their customers; the transportation time could be delayed by two to three days if there is bad weather. During the fiscal year ended September 30, 2025, 97.46% of the operating entities’ customers chose to pick up activated carbon products by themselves due to cost control reasons. The balance is due within 15 days to 90 days after the date when the customer accepts the shipment. If a customer fails to make payment on time, late interest of 3% per day is levied on the outstanding balance until payment is received in full. The operating entities rely on their long-term business relationships with their customers when collecting payments and do not currently encounter any difficulties in collecting payments.

Awards and Recognition

In 2026, Pathenbot Group Inc. has received the "Best Investment-Ready Innovation Award" from LeaderXport and BossHub, presented during the 2026 Consumer Electronics Show in Las Vegas.

Facilities

The operating entities have currently completed the construction of a new facility in Lishui, dedicated to the R&D, processing, marketing, and sale of activated carbon for water purification. The operating entities lease about 27,147 square feet of office and production space in Lishui for such new facility pursuant to a lease agreement they entered into with Zhejiang Forasen Energy Technology Co., Ltd. on October 8, 2021, with a lease term of five years from October 8, 2021 to October 7, 2026 (unless otherwise terminated by either party) and an annual rent of RMB432,043 (approximately $60,742), payable semi-annually. The operating entities are required to notify the landlord at least three months in advance if they would like to renew the lease agreement. The planned investment for the renovation of factory building and construction of product line is RMB30 Million (approximately $4.61 million). The factory has an inspection and quality control laboratory, and a high-efficiency charcoal separation processing production line, which is expected to run 24 hours per day and 300 days per year with a targeted annual output capacity of 36,000 tons of activated carbon. By September 2023, the operating entities had completed the renovation of factory building and installation of most of the equipment. As of the date of this annual report, the construction has been finalized, and the Lishui facility is now in operation.

We believe the operating entities’ facilities are sufficient for their business operation.

R&D

The Company initiated cost cutting measures and ceased its spending in research and development expenses since November 2023.

Intellectual Property

The operating entities evaluate on a case-by-case basis how best to use patents, trademarks, copyrights, trade secrets, and other available intellectual property protection in order to protect their products and our critical investments in manufacturing and marketing. The operating entities focus on securing and maintaining patents for certain inventions such as equipment used in the production of activated carbon, while maintaining other inventions such as process improvements as trade secrets, derived from their market-based business model, in an effort to maximize the value of their product portfolio and manufacturing capabilities and reinforce their competitive advantage. The operating entities’ policy is to seek appropriate intellectual property protection for significant product and process developments in the major areas where the relevant products are manufactured or sold. Patents may cover products, processes, intermediate products and product uses. Patents extend for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries in which the patents are registered. The protection afforded, which may also vary from country to country, depends upon the type of subject matter covered by the patent and the scope of the claims of the patent. The operating entities maintain appropriate information security policies and procedures reasonably designed to ensure the safeguarding of confidential information including, where appropriate, data encryption, access controls, and employee awareness training.

The operating entities currently own two trademarks, “CNENY” and “中北能” (China North Energy), in the PRC.

In addition to their registered intellectual property portfolio, the operating entities also claim ownership of certain trade secrets and proprietary know-how developed by and used in their business.

The operating entities own the internet domain name “cneny.com.” PATHENBOT owns the internet domain name “https://www.pathenbot.com/.”

Employees

As of September 30, 2025, 2024, and 2023, we had 25, 24, and 30 employees. The following table sets forth the number of our employees by area of business as of September 30, 2025:

Number
Employees
Management	4
Finance	3
R&D	0
Administration	1
Marketing and Sales	1
Quality Control and Statistics	1
Production	1
Contract workers	14
Total	25

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

Environmental Matters

The operating entities have taken measures to reduce pollution caused by their activated carbon production, such as installing dust collectors to collect dust created in their activation process. As of the date of this annual report, the operating entities have been in compliance with state and local laws and regulations relating to the environment to date and these laws and regulations have not had a material adverse effect upon their capital expenditures, earnings, or competitive position and we do not anticipate any material adverse effects in the future based on the nature of the operating entities’ future operations. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—Compliance with environmental and other laws and regulations could result in significant costs and liabilities” and “Regulation—PRC Regulations Relating to Environmental Protection” for details.

Regulations

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to the operating entities’ business and operations in China.

PRC Regulations Encouraging Our Businesses

Production of activated carbon by using forestry residues are activities supported by various policies of the PRC government. For example, under the 12th Five-Year Plan for Circular Economy Development issued by the State Council in February 2012, all industries are encouraged to attach importance to the reuse of wastes generated in production and daily life. Pursuant to the Catalogue for Guiding Industry Restructuring (2019 Version), promulgated by the State Development and Reform Commission (“SDRC”), last amended on December 27, 2021, and effective on December 30, 2021, the deep processing and product development of forestry residues and wood wastes is listed in the “Encouraged” category. Also, the Law of the PRC on Promoting Circular Economy promulgated by the SCNPC on August 29, 2008, effective on January 1, 2009, and amended on October 26, 2018, encourages enterprises to utilize forestry residues and wood wastes. Further, our activated carbon and electricity cogeneration machinery and core technology have been listed as one of the advanced applicable technology in the Catalogue of Advanced Applicable Technology for the Comprehensive Utilization of Renewable Resources (Second), issued by the Ministry of Industry and Information Technology of the PRC on January 22, 2014, and effective on the same day.

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

On March 2, 2018, the Ministry of Ecology and Environment of the PRC circulated the Draft Emission Standards of Activated Carbon Industrial Pollutants (the “Standards”) for public comments, the commenting period of which ended on April 8, 2018. While the Standards have not been passed, once it is enacted, our production of activated carbon will be subject to high standards on pollution emissions. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—Compliance with environmental and other laws and regulations could result in significant costs and liabilities.”

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

See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—The operating entities may incur delays and budget overruns with respect to any facilities they construct. Any such delays or cost overruns may have a material adverse effect on the operating entities’ operating results.”

PRC Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and the NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the “Encouraged Catalog,” and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the “Negative List.” The current Encouraged Catalog and Negative List were promulgated by MOFCOM and the NDRC on October 26, 2022 and December 27, 2021, respectively, and as amended from time to time. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally constituted “permitted,” and are open to foreign investment unless specifically restricted by other PRC regulations. For restricted industries, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest Negative List was released by MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2021 and updated on November 1, 2024. Pursuant to the current and the updated Negative Lists, the production and sale of activated carbon is permitted industry.

The establishment, operation, and management of corporate entities in the PRC is governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993, and came into effect on July 1, 1994, and was amended on October 26, 2018 and became effective on the same day, and was amended on December 29, 2023 and became effective on July 1, 2024. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, or the “WFOE Law,” promulgated on April 12, 1986, and amended on October 31, 2000, and September 3, 2016, and the Rules for the Implementation of the WFOE Law, promulgated on December 12, 1990, and amended on April 12, 2001, and February 19, 2014. According to the amendments to the WFOE law in 2016, for a wholly foreign-owned enterprise which the special entry management system does not apply to, its establishment, operation duration and extension, separation, merger or other major changes shall be reported for record. Pursuant to the Provisional Administrative Measures for Record-filing Administration of the Establishment and Change of Foreign-Invested Enterprises, or the “Provisional Measures,” promulgated by MOFCOM on October 8, 2016 (as amended), establishment and modifications of foreign invested enterprises which are not subject to the approval under the special entry management measures shall be filed with the delegated commercial authorities.

On March 15, 2019, NPC passed the new Foreign Investment Law of the PRC and, on December 26, 2019, the State Council passed the new Implementation Regulations for the Foreign Investment Law of the PRC (collectively with the Foreign Investment Law of the PRC, the “FIL”), both of which became effective on January 1, 2020. The FIL sets out the definitions of foreign investment and the framework for promotion, protection and administration of foreign investment activities. Since its effectiveness in January 2020, the FIL has replaced the three existing PRC laws on foreign investment, namely the Law on Sino-Foreign Equity Joint Ventures (the “EJV Law”), the Law on Sino-Foreign Contractual Joint Ventures (the “CJV Law”), and the WFOE Law (together with the EJV Law and the CJV Law, the “Three FDI Laws”). Pursuant to the FIL, starting on January 1, 2020, the organization form, corporate structure, and operating rules of newly established FIEs are subject to the PRC Company Law and the PRC Partnership Enterprise Law, depending on their form of business organization. For existing FIE established under the Three FDI Laws, such as our WFOE MZ Pintai, its corporate structure may remain unchanged for five years. Upon the expiration of the five-year transition period, all FIEs will be governed by the PRC Company Law or the PRC Partnership Enterprise Law. We believe that the FIL will have very limited impact on our WFOE’s corporate governance, as the organizational form and corporate structure of WFOE have been governed by the PRC Company Law since 2006.

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

On January 12, 2017, PBOC issued PBOC Notice No. 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both FIEs and domestic-invested enterprises. Pursuant to PBOC Notice No. 9, the foreign debt upper limit for both foreign-invested and domestic-invested enterprise is calculated as twice the amount of the net asset of such enterprises. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. PBOC Notice No. 9 does not supersede the Foreign Debts Provisions. Pursuant to PBOC Notice No. 9, PBOC and SAFE shall reevaluate the calculation method for FIEs and determine what the applicable calculation method would be. As of the date of this annual report, neither PBOC nor SAFE has issued and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Under current practice, the relevant authorities are likely to allow FIEs, such as our PRC subsidiaries, to choose the calculation method either under the Foreign Debts Provisions or PBOC Notice No. 9 until any new regulation is issued. After the FIL becomes effective, however, it is uncertain whether the concept of “total investment” will still exist and whether the foreign debt quota will still be subject to the total Investment and Registered Capital Balance of an FIE or it will be replaced by the new mode introduced under PBOC Notice No. 9. As of the date of this annual report, our PRC subsidiaries do not have any foreign debts owed to their foreign investor MZ HK.

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

The SAFE Circular 37 was issued to replace Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles). SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. The core registration provisions of Circular 37 have been integrated and updated within the Foreign Exchange Business Guidelines for Capital Account Items (2020 Edition) (Huizongfa [2020] No. 14) issued by the State Administration of Foreign Exchange (SAFE). As of the date of this annual report, four of our beneficial owners who are PRC residents have completed the registrations required by the SAFE Circular 37.

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

Value-Added Tax

The Provisional Regulations of the PRC on Value-Added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and were last amended on November 19, 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-Added Tax was promulgated by the Ministry of Finance on December 15, 2008, effective on January 1, 2009, and amended on October 28, 2011 (collectively, the “VAT Laws”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-Added Tax, or the “Order 691.” According to the VAT Laws and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of value-added taxes. The valued-added tax rates generally applicable are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. In December 2020, the local tax authority notified us that beginning October 1, 2020, the VAT-in amount of our wood chip purchase would not be allowed to be deducted, which resulted in an increase in the purchasing cost of wood chips. The tax authority also required us to apply the change retrospectively beginning May 2018. As a result, we paid a full amount of approximately $429,000 of prior-period non-deductible VAT-in, and recorded it as cost of revenue in the fiscal year ended September 30, 2021. We do not have prior-period non-deductible VAT-in in the fiscal year 2023, 2024 and 2025.

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

See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Business—Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.”

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2025 and 2024

The following table summarizes our results of operations for the fiscal years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the Years Ended September 30,		Variance
	2025	2024	Amount	%
Revenues	$35,573,432	$50,957,974	($15,384,542)	(30.2%)
Cost of revenues	(34,925,865)	(51,139,085)	(16,213,220)	(31.7%)
Gross profit (loss)	647,567	(181,111)	(828,678)	(457.6%)
Allowance for credit losses	(8,902,927)	(8,976,860)	(73,933)	(0.8%)
Selling expenses	-	-	-	0.0%
General and administrative expenses	(2,718,792)	(3,195,488)	(476,696)	(14.9%)
Research and development expenses	(1,279)	(135,146)	(133,867)	(99.1%)
Loss from operations	(10,975,431)	(12,488,605)	(1,513,174)	(12.1%)
Interest expense and amortization of debt issuance costs	(708,711)	(335,957)	372,754	111.0%
Government subsidy income	-	81,896	(81,896)	(100.0%)
Interest income	2,567	388	2,179	561.6%
Gain (loss) on disposal of subsidiaries	815,671	(1,290,201)	2,105,872	163.2%
Share of net loss from equity investee	(308,681)	-	308,681	100.0%
Other income (expenses)	32,956	(17,215)	50,171	291.4%
Loss before income taxes	(11,141,629)	(14,049,694)	(2,908,065)	(20.7%)
Income tax (expenses) benefits	(378)	8,925	9,303	104.2%
Net loss	($11,142,007)	($14,040,769)	($2,898,762)	(20.6%)

Revenue from activated carbon for the fiscal year ended September 30, 2025 decreased by $15.4 million, or 30.2%, to $35.6 million from $51.0 million for the same period of last year. The decrease was mainly attributable to the decrease in sales volume of activated carbon by 12,752 tons, or 29.0%, from 43,989 tons in fiscal 2024 to 31,237 tons in fiscal 2025, which caused a decrease in revenue of $14.6 million. The price of activated carbon showed a decrease in average price per ton by $1, or 0.1%, from $1,140 per ton in fiscal 2024 to $1,139 per ton in fiscal 2025, the impact of the average price per ton was minimal. Also, the decrease was caused by the decrease in sales of air filter product, revenue generated from air filter carbon was nil in fiscal 2025 while in fiscal 2024 sales of air filter product contributed $0.8 million in revenue.

Cost of Revenue

Cost of activated carbon decreased by $16.2 million, or 31.7%, to $34.9 million for fiscal 2025 from $51.1 million for the same period of last year. The decrease was mainly attributable to the decrease in sale volume of activated carbon from 43,989 tons in fiscal 2024 to 31,237 tons in fiscal 2025, which decrease the cost of revenue by $14.6 million. Also, the decrease was attributed to the decrease in average unit cost of activated carbon by $27, or 2.4%, to $1,118 per ton in fiscal 2025 from $1,145 per ton in fiscal 2024, which caused a decrease in cost of revenue by $0.8 million. Further, cost of revenue of air filter carbon decreased from $0.8 million in fiscal 2024 to nil in fiscal 2025.

Gross profit (loss)

Gross profit was $0.65 million for the fiscal year ended September 30, 2025, an increase of $0.83 million, or 457.6%, from gross loss of $0.18 million for the fiscal year ended September 30, 2024. Gross profit margin was 1.8% in 2025, as compared with a gross loss margin of 0.5% in 2024. The increase by 2.3% points was primarily attributable to a decrease of average unit cost by 2.3% which, in turn, improved gross profit margin for activated carbon.

Allowance for credit losses

Allowance for credit losses were $8.9 million for the fiscal year ended September 30, 2025, representing an increase of $73,933, or 0.8%, from $9.0 million for the same period of last year. The increase of allowance for receivables was primarily due to other receivable that was outstanding since September 2024, the Company made estimation of the collectability and made 100% allowance for credit losses of $18.2 million. The allowance for receivable was partially offset by reversal of allowance for accounts receivable of $7.5 million primarily due to certain accounts receivable of $24,548,022 were assigned as part of the consideration for acquisition and reversal of allowance for advances to suppliers of $1.9 million due to normalization of ageing and utilization.

General and administrative expenses

Our general and administrative expenses were $2.7 million for the fiscal year ended September 30, 2025, representing a decrease by $0.5 million, or 14.9%, from $3.2 million for the same period of last year. The decrease was primarily attributable to reduction of $0.9 million in depreciation expenses of property and equipment, and reduction of $0.4 million in depreciation of biological assets due to disposal of subsidiaries. The decrease was partially offset by an increase in legal and other professional expenses of $0.7 million.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses decreased by $0.1 million, or 99.1%, to $1,279 for the fiscal year ended September 30, 2025, from $1.0 million for the same period of last year. The Company initiated cost cutting measures and ceased its spending in research and development expenses since November 2023.

Interest expenses

Interest expenses increased by approximately $0.4 million, or 111.0%, to approximately $0.7 million for fiscal year 2025 from approximately $0.3 million for the same period of last year. The increase was mainly attributable to the interest expenses arising from convertible notes.

Gain on disposal of subsidiaries

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

On April 24, 2025, the Dali City People’s Court issued a ruling, (the “Execution Order”), regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd., (“Shenzhen Xiangfeng”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honghao by the Company back to Shenzhen Xiangfeng. Shenzhen Xiangfeng will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen Xiangfeng in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company.

As a result of aforementioned disposal, $0.8 million gain on disposal of subsidiaries was generated.

Share of net loss from equity investees

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns 90% of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(iv)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(v)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(vi)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

Aforementioned, prepayment for acquisition was related to the Assigned Receivables of $24,548,022.

On April 30, 2025, the Company and its wholly owned subsidiary, Ewforest, closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from the Seller in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, an Indonesian entity (“PGIF”) and the operating Indonesian entity (“PWAN”).

In connection with the Closing, the following agreements were entered into and made effective as of April 30, 2025, the date of the Closing:

•

a shareholder agreement between the Company, the Purchaser, the Seller, Ynong, an Indonesian entity (“PGIF”), the operating Indonesian entity (“PWAN”), and the other shareholders of PGIF and PWAN, which governs, among other things, the composition of the board of directors, restriction on share transfers, preemptive rights and significant corporate actions of HoldCo, PGIF and PWAN, as applicable;

•

a voting agreement entered into between a holder of Class B ordinary shares of the Company and the Designees, in which the Designees granted the Class B holder the authority to vote the applicable Shares issued to them; and

•	an assignment agreement entered into between the Subsidiaries and the Seller in which the Subsidiaries assigned certain of its account receivables with an aggregate value of $24,548,022 to the Seller.

In addition, the Company will pay to the Seller a post-Closing payment of $6,365,348 in cash on or prior to June 30, 2025. Pursuant to the Purchase Agreement and Side Letters, PWAN will appoint an individual designated by the Company to serve on the board of directors of PWAN on or prior to June 30, 2025, pursuant to a director agreement to be entered into between the individual designated by the Company and PWAN.

The total consideration for the 4,500 shares of Ynong is $40,913,370, which consists of: (i) the Shares, which had an aggregate value of $10,000,000; (ii) the account receivables, which have an aggregate value of $24,548,022; and (iii) the cash payment of $6,365,348 to be paid by the Company to the Seller as a post-Closing obligation. As of September 30, 2025, the Company issued 50,000,000 Class A ordinary shares that had an aggregate value of $10,000,000, novated account receivables of $24,548,022, and paid $5,650,000 in cash to the Seller, the remaining acquisition consideration to be paid to the Seller was $715,348.

The investment was accounted for under the equity method in accordance with ASC 323. The Company recognized its proportionate share of Ynong’s net loss in the amount of $308,681 and nil for the fiscal years ended September 30, 2025 and 2024, respectively.

Other income (expenses)

The increase in other income increased by $50,171, or 291.4%, to other income of $32,956 for the fiscal year ended September 30, 2025 from other expenses of $17,215 for the same period of last year. The increase was mainly attributable to collection of storage fee income from customers.

Net loss

As a result of the foregoing, our net loss for the fiscal years ended September 30, 2025 and 2024 was $11.1 million and $14.0 million, respectively.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	Fiscal year end September 30,		Variance
	2024	2023	Amount	%
Revenues	$50,957,974	$57,899,096	$(6,941,122)	(12.0)%
Cost of revenues	(51,139,085)	(57,110,446)	(5,971,361)	(10.5)%
Gross (loss) profit	(181,111)	788,650	(969,761)	(123.0)%
Allowance for receivables and inventories	(8,976,860)	(195,355)	8,781,505	4,495.2%
Selling expenses	-	(53,008)	(53,008)	(100.0)%
General and administrative expenses	(3,195,488)	(5,730,147)	(2,534,659)	(44.2)%
Research and development expenses	(135,146)	(988,559)	(853,413)	(86.3)%
Loss from operations	(12,488,605)	(6,178,419)	6,310,186	102.1%
Interest expense	(335,957)	(712,490)	(376,533)	(52.8)%
Government subsidy income	81,896	925,983	(844,087)	(91.2)%
Interest income	388	489	(101)	(20.7)%
Loss on disposal of subsidiaries	(1,290,201)	-	(1,290,201)	(100.0)%
Other (expenses) income	(17,215)	116,575	(133,790)	(114.8)%
Loss before income taxes	(14,049,694)	(5,847,862)	8,201,832	140.3%
Income tax benefits	8,925	222,122	(213,197)	(96.0)%
Net loss	$(14,040,769)	$(5,625,740)	$8,415,029	149.6%

Revenue

The following table sets forth the breakdown of our revenue for the fiscal years ended September 30, 2024 and 2023, respectively:

	Fiscal year ended September 30,				Variance
	2024	%	2023	%	Amount	%
Activated carbon	$50,957,974	100.0%	$57,879,320	100.0%	$(6,921,346)	(12.0)%
Biomass electricity	-	-	19,776	0.0%	(19,776)	(100.0)%
Total	$50,957,974	100.0%	$57,899,096	100.0%	$(6,941,122)	(12.0)%

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

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. During the fiscal years ended September 30, 2024 and 2023, $81,896, and $97,366 was recorded in government subsidy income, respectively.

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

B. Liquidity and Capital Resources

Liquidity

In assessing the Company’s liquidity and substantial doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through equity or convertible securities financing activities.

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded net loss of $11.1 million, accumulated deficits of $27.9 million, cash and restricted cash of $391k and net cash used in operating activities of $2.0 million for the year ended September 30, 2025. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The Company may, however, need additional capital in the future to fund our further expansion. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Company. In addition, as of September 30, 2025, the Company has positive working capital of $61.0 million, net assets and shareholders’ surplus position of $102.0 million.

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

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our revenue generating subsidiaries to meet our obligations to date. Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirement we may have, and any limitation on the ability of our subsidiaries to make payments to us and any tax we are required to pay could have a materially adverse effect on our ability to conduct our business.”

As of September 30, 2025, we had cash of $0.4 million, and total working capital of $61.0 million. During fiscal year 2025, we received proceeds of $6.0 million from issuance of ordinary shares, proceeds of $5.9 million from convertible notes, and proceeds of $0.5 million from issuance of ordinary shares for warrants exercised. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of September 30, 2025, we had advances to suppliers of approximately $21.4 million. In order to secure a steady supply of raw materials, the operating entities are required from time to time to make cash advances when placing their purchase orders. We monitor the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advances to suppliers through tightening vendor prepayment policy and strengthening the monitoring of unrealized prepayment. If we have difficulty collecting payment, we will take measures including discontinuing additional purchases from these suppliers, visiting the suppliers to request return of the prepayment promptly, and, if necessary, taking legal action. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off.

With the uncertainty of the current market and the external environment, our management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. For fiscal year 2025, we generated negative operating cash flows of $2.0 million, primarily due to net loss of $15.9 million, reversal of allowance for accounts receivable of $7.5 million, and increase in accounts receivable of $7.5 million due to sales, as partially offset by allowance for other receivable of $18.2 million, decrease in advances to suppliers of $6.5 million due to utilization, and allowance for loan to a third party of $4.7 million. We made advanced payments to fulfill sales orders received and secure a steady supply of raw materials. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months.

Cash Flows for the Fiscal Years Ended September 30, 2025, 2024, and 2023

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the Years Ended September 30,
	2025	2024	2023
Net cash used in operating activities	$(1,971,537)	$(2,371,172)	$(30,164,971)
Net cash (used in) provided by investing activities	(10,404,038)	1,569,078	(1,452,654)
Net cash provided by financing activities	12,448,200	925,831	13,432,547
Effect of exchange rate changes on cash	758	(1,916)	333,708
Net increase (decrease) in cash	73,383	121,821	(17,851,370)
Cash and restricted cash, beginning of year	317,323	195,502	18,046,872
Cash and restricted cash, end of year	$390,706	$317,323	$195,502

Operating Activities

Net cash used in operating activities was $2.0 million for the year ended September 30, 2025. The net cash used in operating activities was primarily due to net loss of $11.1 million, reversal of allowance for accounts receivable of $7.5 million, and increase in accounts receivable of $7.5 million due to sales, as partially offset by allowance for other receivable of $18.2 million, and decrease in advances to suppliers of $6.5 million due to utilization.

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

Investing Activities

For the fiscal year ended September 30, 2025, net cash used in investing activities amounted to $10.4 million, which was primarily due to purchase of investment of $5.7 million, and $6.0 million loan to a third party, as partially offset by $1.2 million repayment from loan to a third party.

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

Financing Activities

Net cash provided by financing activities was $12.4 million for the fiscal year ended September 30, 2025, which was primarily due to proceeds of $6.0 million from issuance of ordinary shares, proceeds of $5.9 million from convertible notes, and proceeds of $0.5 million from issuance of ordinary shares for warrants exercised.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2024 to September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Substantially all of our operations are in the PRC. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and U.S. dollars. For the fiscal years ended September 30, 2025, 2024, and 2023, we had an unrealized foreign currency translation (loss) gain of ($3.7 million), $4.8 million, and ($2.2 million), respectively, because of changes in the exchange rates.

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

There were no contract assets as of September 30, 2025 and 2024. For the fiscal years ended September 30, 2025, 2024, and 2023, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

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

Income taxes

Our subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended September 30, 2025, 2024, and 2023. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as September 30, 2025. As of September 30, 2025, the tax years ended December 31, 2017, through December 31, 2024 for our PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This ASU is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40),which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)”, simplifies credit loss calculations by introducing a practical expedient (available to all entities) that allows entities to assume current conditions won’t change over an asset’s life, removing the need for complex macroeconomic forecasts. Additionally, a new accounting policy election (for non-public business entities) allows these entities to consider post-balance sheet collection activity to estimate expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Early adoptions is permitted. The Company’s management does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, has not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrument by-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Xinyang Wang	28	Chairwoman of the Board and Director
Jinwu Huang	52	Chief Financial Officer
Wenhua Liu	57	Interim Chief Executive Officer and Director
Phillip Connelly	72	Independent Director
Wenbiao Zhang	58	Independent Director
Jian Chen	56	Independent Director
Ming Yi	45	Independent Director

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

Mr. Jinwu Huang has been our chief financial officer since March 2022 and is responsible for supervising our finance team, reviewing and approving financial and accounting transactions, and financial regulation compliance. Since January 2014 to September 2024, Mr. Huang has served as a financial manager of Greater Khingan Range Forasen Energy Technology Co., Ltd. and Manzhouli Zhongxing Energy Technology Co., Ltd., both of which were previously wholly owned subsidiaries of the Company. Prior to joining the Company, Mr. Huang served as a financial manager of the Northern Branch of Forasen Co., Ltd. between September 2006 and September 2013 and an accountant of Zhejiang Suichang Mineral Industry and Trade Co., Ltd. between June 2000 and July 2006. Mr. Huang received his associate degree in Accounting from Zhejiang Business College in 1994.

Mr. Wenhua Liu has served as our director since June 2022 and has served as our interim CEO since May 2024. Mr. Liu has served as the executive director of CN Energy Industrial Development Co., Ltd., our previous main operating entity in China, since April 2022 to September 2024. From August 2021 to March 2022, Mr. Liu served as the chief financial officer of Farmmi, Inc. Prior to that, from March 2015 to July 2021, Mr. Liu served as the general manager of the financial department of Forasen Holding Group Co., Ltd., a China-based corporation focusing on agricultural products trade, new energy industries, and investment business. He also served as the chief financial officer at Halumm (China) Co, Ltd., a China-based technology research and development company focusing on total solution services for prefabricated buildings, from October 2010 to February 2015. Mr. Liu served as the chief auditor for Zhejiang Boda Plastic Technology Co., Ltd, a China-based corporation focusing on producing various types of plastic pipes, from August 2009 to September 2010, and served as the chief financial officer for Zhejiang Taizhou Hongda Textile Co., Ltd, a China-based corporation focusing on production and sales of industrial chemical fiber waterproof cloth, luggage cloth, and light textile machinery accessories, from April 2004 to June 2009. From October 1997 to March 2004, Mr. Liu served as the vice president of the subsidiaries of BC Stone Group, a China-based corporation focusing on real estate, finance, new building materials, logistics, and environmental protection. Mr. Liu received a bachelor’s degree in Accounting from Hunan University of Finance and Economics in 1995.

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

Mr. Ming Yi has been our independent director since December 2024. Mr. Yi has been serving since 2020 as the Chief Financial Officer of Future FinTech Group Inc. (NASDAQ: FTFT), and from 2020 to 2022, Mr. Yi served as the independent director of Hudson Capital Inc. (NASDAQ: HUSN) and Chairperson of the Audit Committee. From 2018-2019, Mr. Yi served as the Chief Financial Officer of SSLJ.com Ltd . From 2011 to 2018, Mr. Yi served as the Chief Financial Officer of Wave Sync Corp. (OTC: WAYS). From 2007 to 2010, Mr. Yi was the Senior Accountant of Ernst & Young. From 2003 to 2006, Mr. Yi was the accountant and supervisor of N.G. Australia Pty Ltd. Mr. Yi obtained a Bachelor Degree of Business from Liao Ning University and a Master of Business from Victoria University. Mr. Yi is also a CPA Charter holder (CPA Australia).

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2025, we paid an aggregate of $272,198 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Employment Agreements with Named Executive Officers

On March 17, 2022 and March 3, 2023, we entered into employment agreements with our executive officers, Ms. Xinyang Wang and Mr. Jinwu Huang. Pursuant to the employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Ms. Xinyang Wang, our chairwoman, is for a term of three years beginning on March 3, 2023, with an annual salary of RMB500,000 (approximately $72,800).

Our employment agreement with Mr. Jinwu Huang, our chief financial officer, is for a term of three years beginning on March 17, 2022, with an annual salary of RMB200,000 (approximately $27,599). The term has been renewed.

Mr. Wenhua Liu is compensated as a director of the Company. We have not entered into employment agreement with Mr. Wenhua Liu, our director and interim CEO.

2023 Share Incentive Plan

In August 2023, our board of directors adopted, and in September 2023, our shareholders approved, the 2023 Plan. This 2023 Plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors, and consultants, and to promote the success of the Company’s business. The maximum aggregate number of shares that may be issued under the 2023 Plan is initially approximately 8,240 shares, as adjusted to reflect (i) a 1-for-30 reverse share split effected on January 18, 2024, and (ii) a 1-for-25 share split effected on May 19, 2025. As of the date of this annual report, we have not granted any awards under the 2023 Plan.

The following summarizes the material terms of the 2023 Plan:

Types of Awards: The 2023 Plan permits, individually or collectively, the grant of an option, share appreciation right, dividend equivalent right, restricted share, restricted share unit, or other right or benefit under the 2023 Plan approved by our board of directors or compensation committee of the board.

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

C. Board Practices

Pursuant to our third amended and restated articles of association, the minimum number of directors consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Our directors in office immediately prior to the first annual general meeting following the listing of our Class A ordinary shares on the Nasdaq Capital Market will retire at that annual general meeting unless re-elected. After the first annual general meeting following the listing of our ordinary shares, unless removed or re-appointed, each director will be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office until the election of their respective successors in office or removed.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 4,988,337 Class A ordinary shares and 635,419 Class B ordinary shares outstanding as of the date of this annual report.

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

			Percentage	Percentage of
	Class A	Class B	of	Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership**	Power***
	Number	Number	%	%
Directors and Executive Officers(1):
Xinyang Wang(3)	—	631,391	11.2	—
Jinwu Huang	—	—	—	—
Wenhua Liu	—	—	—	—
Phillip Connelly	—	—	—	—
Wenbiao Zhang	—	—	—	—
Jian Chen	—	—	—	—
Ming Yi	—	—	—	—

All directors and executive officers as a group (seven individuals):	—	631,391	11.2	—

5% Shareholders:
Global Clean Energy Limited(2)	—	635,419	11.3	86.4
Weastfinace Group Inc.(3)	—	631,391	11.2	—

_____________________________

*	Represents beneficial ownership or voting power of less than 1%.

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

(2)

Represents (i) 4,028 Class B ordinary shares held by Global Clean Energy Limited, a British Virgin Islands company, which is 100% owned by Ms. Yefang Zhang, who has the sole dispositive and investment power over the Class B ordinary shares, and (ii) 631,391 Class B Ordinary Shares held of record by Weastfinace Group Inc. that are subject to an irrevocable proxy granted to Ms. Yefang Zhang pursuant to a Voting Agreement dated September 16, 2025; Ms. Zhang has sole voting power over such Weastfinace shares and no economic interest in them. The business address of Global Clean Energy Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(3)

Represents 631,391 Class B ordinary shares held by Weastfinace Group Inc., a United State company, which is 100% owned by Xinyang Wang, that are subject to the Voting Agreement described in footnote (2). Accordingly, for purposes of determining beneficial ownership and voting control, these Class B Ordinary Shares are included in the total number of shares over which Yefang Zhang exercises voting power. The business address of Weastfinace Group Inc. is 1751 W Lincoln Ave, Anaheim, CA 92801.

As of the date of this annual report, approximately 18.8% of our issued and outstanding Class A ordinary shares are held in the United States by one record holder (CEDE & CO), representing 2.5% of the aggregated voting power.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation Board Practices— Employment Agreements with Named Executive Officers.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing working capital for the Company
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company

Due to a related party

As of September 30, 2025 and 2024, the Company owed Yefang Zhang $611,327 and $611,327 (of which $311,150 was a loan from Yefang Zhang and $300,177 was payment of expenses on behalf of the Company), respectively. The balance of due to a related party is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $60,742).

Voting Agreement with Weastfinace Group Inc.

On September 16, 2025, Weastfinace and Ms. Yefang Zhang, both holders of Class B Ordinary Shares, entered into a Voting Agreement, agreed and acknowledged by the Company.

Under the agreement, Weastfinace irrevocably appointed Zhang, and any designee of Zhang, as its proxy and attorney-in-fact to vote all 631,391 Class B ordinary shares owned by Weastfinace on all matters submitted to a vote of the Company’s shareholders. The proxy is coupled with an interest and is irrevocable to the fullest extent permitted under British Virgin Islands law. Zhang may vote such shares at her sole discretion and Weastfinace agreed not to take any action that would interfere with Zhang’s voting power.

The Voting Agreement also provides that Weastfinace will vote its shares in accordance with Zhang’s instructions and will not transfer or assign its shares unless the transferee agrees in writing to be bound by the agreement. The agreement remains in effect until terminated by Zhang on five days’ written notice and cannot be unilaterally terminated by Weastfinace.

The Voting Agreement effectively permits Zhang to control the voting of all Class B ordinary shares held by Weastfinace, thereby consolidating the voting power of Zhang with respect to the election of directors and other matters requiring shareholder approval. The Company, as a limited-purpose signatory, agreed to provide Zhang with the same notices of shareholder meetings and other materials as it provides to Weastfinace and acknowledged the terms of the irrevocable proxy.

The agreement was entered into in connection with the Securities Purchase Agreement dated August 1, 2025, pursuant to which the Company sold Class B ordinary shares to Weastfinace. The Voting Agreement was a condition to closing of that sale.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since February 5, 2021 under the symbol “CNEY.” The closing price for the Class A ordinary shares was $0.9270 on January 29, 2025.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, which are filed as Exhibit 1.1 to in this annual report, and the description of differences in corporate laws contained in our registration statement on Form F‑3 (File No. 333-292319), as amended, initially filed with the SEC on December 22, 2025.

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

Provided that CN Energy is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin. See “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the fiscal years ended September 30, 2025, 2024, and 2023.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Dividends and Other Distributions” generally would not apply.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and term deposit. As of September 30, 2025 and 2024, $69,244 and $7,563 of our cash were maintained with state-owned banks within the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is approximately $70,235 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0%, 0.2%, and 0.2% in 2025, 2024, and 2023, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a‑15(e) of the Exchange Act, as of September 30, 2025.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2025, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. Based on the assessment, management determined that, as of September 30, 2025, we did not maintain effective internal control over financial reporting, because we lack sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; (b) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; and (c) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm for the periods indicated.

	For the years ended September 30,
Enrome LLP services	2025	2024	2023
Audit fees(1)	$205,000	$225,000	$210,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$205,000	$225,000	$210,000

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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
1.1

Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

2.1

Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

4.1

Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on January 27, 2023)

4.2	Form of New Warrant (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on December 5, 2024)
10.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

10.3

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

10.6

Securities Purchase Agreement dated October 10, 2024, by and between the Company and the Investor (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 17, 2024)

10.7

Convertible Promissory Note dated October 10, 2024, by and between the Company and the Investor (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on October 17, 2024)

10.8	Form of Warrant Inducement Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on December 5, 2024)
10.9

Note Purchase Agreement, dated January 16, 2026 by and between the Company and Streeterville Capital, LLC. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 22, 2026)

10.10	Promissory Note, dated January 16, 2026 (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 22, 2026)
10.11

Pledge Agreement, dated January 16, 2026 by and between the Company and Streeterville Capital, LLC (incorporated herein by reference to Exhibit 10.3 to the Form 6-K (File No. 001-39978) filed with the Securities and Exchange Commission on January 22, 2026)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F‑1 (File No. 333‑239659), as amended, initially filed with the Securities and Exchange Commission on July 2, 2020)

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
19.1

Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 18, 2025)

21.1*	List of subsidiaries of the Registrant
97.1

Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 18, 2025)

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

CN ENERGY GROUP. INC.

Date: January 30, 2026	By:	/s/ Wenhua Liu
Wenhua Liu
Interim Chief Executive Officer and Director

	By:	/s/ Jinwu Huang
Chief Financial Officer

CN ENERGY GROUP. INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

CN Energy Group. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CN Energy Group. Inc. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2025, 2024, and 2023, and the related notes (collectively referred to as the 20-F “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended September 30, 2025, 2024, and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, The Company recorded net loss of $11.1 million, accumulated deficit of $27.9 million and net cash used in operating activities of $1.97 million for the year ended September 30, 2025. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Singapore

January 30, 2026

CN ENERGY GROUP. INC.

CONSOLIDATED BALANCE SHEETS

	As of	As of
	September 30,	September 30,
	2025	2024
ASSETS
Current Assets:
Cash and restricted cash	$390,706	$317,323
Accounts receivable, net	1,650,231	11,790,391
Inventories, net	3,640,861	3,329,344
Advances to suppliers, net	21,446,203	26,488,494
Other receivable	-	18,709,318
Loan to a third party	4,749,572	-
Acquisition reversal receivable	33,151,699	-
Prepaid expenses and other current assets	739,319	863,690
Total current assets	65,768,591	61,498,560
Non-Current Assets:
Biological assets, net	-	28,522,903
Long-term investments	40,604,689	-
Land use right, net	-	6,205,309
Property and equipment, net	879,246	2,012,955
Right-of-use assets	61,885	122,779
Total non-current assets	41,545,820	36,863,946

Total Assets	$107,314,411	$98,362,506

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	145,435	535,221
Convertible notes	3,432,353	-
Due to related parties	-	611,327
Remaining acquisition consideration payable	715,348	-
Taxes payable	2,717	108
Accrued expenses and other current liabilities	434,925	303,433
Total current liabilities	4,730,778	1,450,089
Non-Current Liability:
Due to related parties	611,327	-
Total non-current liability	611,327	-
Total liabilities	$5,342,105	$1,450,089

Commitments and contingencies

Shareholders' Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 4,988,337 and 272,490 shares issued and outstanding as of September 30, 2025 and 2024, respectively	122,966,148	104,486,710
Class B ordinary share, no par value, unlimited number of shares authorized; 635,419 and 4,028 shares issued and outstanding as of September 30, 2025 and 2024, respectively	5,683,255	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	11,404	14,990
Accumulated deficits	(27,879,848)	(16,741,427)
Accumulated other comprehensive loss	(7,673,852)	(3,944,110)
Total shareholders' equity	101,972,306	96,912,417

Total Liabilities and Shareholders' Equity	$107,314,411	$98,362,506

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In U.S. Dollar, except for share and per share data, or otherwise noted)

	For the Years Ended September 30,
	2025	2024	2023
Revenues	$35,573,432	$50,957,974	$57,899,096
Cost of revenues	(34,925,865)	(51,139,085)	(57,110,446)
Gross profit (loss)	647,567	(181,111)	788,650
Operating expenses:
Allowance for credit losses	(8,902,927)	(8,976,860)	(195,355)
Selling expenses	-	-	(53,008)
General and administrative expenses	(2,718,792)	(3,195,488)	(5,730,147)
Research and development expenses	(1,279)	(135,146)	(988,559)
Total operating expenses	(11,622,998)	(12,307,494)	(6,967,069)

Loss from operations	(10,975,431)	(12,488,605)	(6,178,419)

Other income (expenses):
Interest expense	(168,183)	(335,957)	(712,490)
Amortization of debt issuance costs	(540,528)	-	-
Government subsidy income	-	81,896	925,983
Interest income	2,567	388	489
Gain (loss) on disposal of subsidiaries	815,671	(1,290,201)	-
Share of net loss from equity investee	(308,681)	-	-
Other income (expenses)	32,956	(17,215)	116,575
Total other (expenses) income, net	(166,198)	(1,561,089)	330,557

Loss before income taxes	(11,141,629)	(14,049,694)	(5,847,862)
Income tax (expenses) benefits	(378)	8,925	222,122
Net loss	(11,142,007)	(14,040,769)	(5,625,740)

Net loss	(11,142,007)	(14,040,769)	(5,625,740)
Other comprehensive income (loss) :
Foreign currency translation (loss) gain	(3,729,742)	4,826,918	(2,238,556)
Comprehensive loss	$(14,871,749)	$(9,213,851)	$(7,864,296)

Loss per share
Basic	$(21.46)	$(103.27)	$(78.01)
Diluted	$(21.46)	$(103.27)	$(78.01)
Weighted average shares outstanding
Basic	519,262	135,959	72,118
Diluted	1,950,054	274,481	90,683

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30,

2025, 2024, AND 2023

								Accumulated
	Ordinary Shares				Additional			Other	Total
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	Loss	Equity
Balance as of September 30, 2022	26,750	54,278,472	4,028	4,231,055	8,865,199	524,723	2,415,349	(6,532,472)	63,782,326
Issuance of ordinary shares for private placement, net	14,019	17,975,000	-	-	-	-	-	-	17,975,000
Issuance of ordinary shares for acquisition	11,759	18,373,771	-	-	-	-	-	-	18,373,771
Issuance of ordinary shares and warrants, net	24,242	8,945,433	-	-	-	-	-	-	8,945,433
Issuance of ordinary shares for services	2,667	1,100,000	-	-	-	-	-	-	1,100,000
Issuance of ordinary shares for convertible notes redemption	11,996	1,250,000	-	-	-	-	-	-	1,250,000
Net loss for the year	-	-	-	-	-	-	(5,625,740)	-	(5,625,740)
Appropriation to statutory reserve	-	-	-	-	-	1,494	(1,494)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(2,238,556)	(2,238,556)
Balance as of September 30, 2023	91,433	$101,922,676	4,028	$4,231,055	$8,865,199	$526,217	$(3,211,885)	$(8,771,028)	$103,562,234
Issuance of ordinary shares for convertible notes redemption	177,067	2,419,174	-	-	-	-	-	-	2,419,174
Issuance of ordinary shares for warrants exercised	4,000	145,290	-	-	-	-	-	-	145,290
Purchase of treasury shares	(10)	(430)	-	-	-	-	-	-	(430)
Disposal of subsidiaries	-	-	-	-	-	(513,196)	513,196	-	-
Net loss for the year	-	-	-	-	-	-	(14,040,769)	-	(14,040,769)
Appropriation to statutory reserve	-	-	-	-	-	1,969	(1,969)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	4,826,918	4,826,918
Balance as of September 30, 2024	272,490	$104,486,710	4,028	$4,231,055	$8,865,199	$14,990	$(16,741,427)	$(3,944,110)	$96,912,417
Issuance of ordinary shares for convertible notes redemption	609,221	3,207,160	-	-	-	-	-	-	3,207,160
Issuance of ordinary shares for warrants exercised	65,400	523,200	-	-	-	-	-	-	523,200
Issuance of ordinary shares for commitment fee	63,898	201,278	-	-	-	-	-	-	201,278
Issuance of ordinary shares for acquisition	2,000,000	10,000,000	-	-	-	-	-	-	10,000,000
Reverse share split adjustments	26	-	-	-	-	-	-	-	-
Issuance of ordinary shares	1,977,302	4,547,800	631,391	1,452,200	-	-	-	-	6,000,000
Disposal of subsidiaries	-	-	-	-	-	(3,586)	3,586	-	-
Net loss for the year	-	-	-	-	-	-	(11,142,007)	-	(11,142,007)
Foreign currency translation loss	-	-	-	-	-	-	-	(3,729,742)	(3,729,742)
Balance as of September 30, 2025	4,988,337	$122,966,148	635,419	$5,683,255	$8,865,199	$11,404	$(27,879,848)	$(7,673,852)	$101,972,306

The accompanying notes are an integral part of these consolidated financial statements.

CN ENERGY GROUP. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(11,142,007)	$(14,040,769)	$(5,625,740)
Adjustments to reconcile net loss to net cash used in operating activities:
(Reversal of) allowance for accounts receivable	(7,523,759)	7,029,706	179,562
(Reversal of) allowance for advances to suppliers	(1,860,686)	1,807,897	(207,668)
Allowance for other receivable	18,203,745	-	-
Allowance (reversal of allowance) for prepaid expenses and other current assets	83,627	32,249	(3,616)
(Reversal of) allowance for inventories	(297,929)	107,008	195,355
Depreciation expense	483,979	1,389,926	1,564,673
Loss on disposal of property and equipment	-	-	536
Amortization of operating lease right-of-use assets	58,378	78,708	114,472
Amortization of intangible assets and land use right	133,227	211,434	207,348
Depreciation of biological assets	621,149	932,784	873,358
(Gain) loss on disposal of subsidiaries	(815,671)	1,290,201	-
Share of net loss from equity investee	308,681	-	-
Deferred income taxes	-	(8,984)	(961,506)
Amortization of deferred revenue	-	(81,896)	(97,366)
Amortization of debts issuance costs	540,528	-	277,500
Issuance of ordinary shares for commitment fee	201,278	-	-
Issuance of ordinary shares for services	-	-	1,100,000
Interest expenses	168,183	233,873	-
Changes in operating assets and liabilities:
Accounts receivable, net	(7,492,485)	10,859,002	(11,266,039)
Inventories, net	(56,356)	(1,623,995)	(2,151,007)
Advances to suppliers, net	6,465,210	(5,320,689)	(21,761,492)
Prepaid expenses and other current assets	(84,971)	(65,080)	(295,191)
Accounts payable	(32,392)	(4,018,100)	5,446,546
Operating lease liabilities	-	(32,004)	(16,107)
Taxes payable	2,707	164,264	(508,292)
Accrued expenses and other current liabilities	64,027	(1,316,707)	2,769,703
Net cash used in operating activities	(1,971,537)	(2,371,172)	(30,164,971)

Cash flows from investing activities:
Purchase of investment	(5,650,000)	-	-
Proceeds from disposal of subsidiaries, net of cash	(4,466)	1,569,508	-
Loan to a third party	(5,950,000)	-	-
Repayment from loan to a third party	1,200,428	-	-
Purchase of treasury shares	-	(430)	-
Other receivables	-	-	(769,875)
Purchase of property, plant and equipment	-	-	(683,392)
Acquisition of a subsidiary, net of cash	-	-	613
Net cash (used in) provided by investing activities	(10,404,038)	1,569,078	(1,452,654)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	6,000,000	-	-
Proceeds from convertible notes	5,925,000	-	3,000,000
Proceeds from issuance of ordinary shares for warrants exercised	523,200	145,290	-
Proceeds from issuance of shares and warrants	-	-	8,945,433
Repayment of related parties loans	-	(2,082)	-
Proceeds from related parties loans	-	807,439	266,739
Repayment of loans	-	(24,816)	(4,578,329)
Proceeds from loans	-	-	5,798,704
Net cash provided by financing activities	12,448,200	925,831	13,432,547

Effect of exchange rate changes on cash	758	(1,916)	333,708

Net increase (decrease) in cash	73,383	121,821	(17,851,370)
Cash and restricted cash, beginning of year	317,323	195,502	18,046,872
Cash and restricted cash, end of year	$390,706	$317,323	$195,502

Supplemental disclosure information:
Cash paid for income tax	$335	$59	$28,764
Cash paid for interest	-	$36,726	$241,484

Supplemental non-cash activities:
Issuance of shares for acquisition	$10,000,000	-	$18,373,771
Issuance of ordinary shares for convertible notes redemption	$3,207,160	$2,419,174	$1,250,000
Issuance of ordinary shares for commitment fee	$201,278	-	-
Issuance of ordinary shares for services	-	-	$1,100,000
Lease liabilities arising from obtaining right-of-use assets	-	-	$1,156

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and nature of business

CN Energy Group. Inc. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy and its subsidiaries (collectively, the “Company”) manufactures and supplies wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production.

On November 29, 2024, the Company incorporated a wholly owned subsidiary, Ewforest Group Limited (“Ewforest”), incorporated in the People’s Republic of China (“PRC”)’s special administration region of Hong Kong.

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

In January and February 2025, CN Energy conducted a reorganization of its wholly owned subsidiaries, Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Xinyue”) and Ningbo Nadoutong Trading Co., Ltd (“Ningbo Nadoutong”), under the holding of MZ Pintai Mining (Zhejiang) Co., Ltd (“MZ Pintai”). Ningbo Nadoutong has been deregistered.

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns 90% of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(i)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(ii)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(iii)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

Note 1 – Organization and nature of business (Continued)

On April 30, 2025, CN Energy and Ewforest (the “Purchaser”) closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from Ynong Group Limited (the “Seller”) in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022 and payment of $6,365,348 in cash, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, PGIF and the operating Indonesian entity, PWAN.

On April 24, 2025 the Dali City People’s Court issued a ruling, (the “Execution Order”), regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd., (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honhao by the Company back to Shenzhen. Shenzhen will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company.

On June 12, 2025, Pathenbot Group Inc. (“Pathenbot”) was incorporated under the laws of the State of California, the United States of America. CN Energy USA owns 100% of the equity interests in Pathenbot.

On July 2, 2025, Hangzhou Tanmulai Xin Activated Carbon Co., Ltd (“Tanmulai”) was incorporated under the laws of the PRC, Zhejiang New Material owns 100% of the equity interests in Tanmulai.

Currently, CN Energy has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the British Virgin Islands, and the United States of America. Details of the subsidiaries of CN Energy are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding company
MZ HK	December 6, 2018	Hong Kong, China	100%	Holding company
Ewforest	November 29, 2024	Hong Kong, China	100%	Holding company
CN Energy USA Inc.	March 31, 2022	Delaware, U.S.A	100%	Inactive
Pathenbot	July 2, 2025	California, U.S.A.	100%	Active
MZ Pintai	January 22, 2019	Zhejiang, China	100%	Holding company
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Produce and sell Activated Carbon
Zhoushan Xinyue	April 8, 2022	Zhejiang, China	100%	Trading
Tanmulai	July 2, 2025	Zhejiang, China	100%	Trading
Yunnan Yuemu	September 2, 2022	Yunnan, China	100%	Holding company

Note 2 – Summary of significant accounting policies

Liquidity and Going Concern

In assessing the Company’s liquidity and substantial doubt about its ability to continue as a going concern, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through equity or convertible securities financing activities.

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company recorded net loss of $11.1 million accumulated deficit of $27.9 million and net cash used in operating activities of $2.0 million for the year ended September 30, 2025. The above matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The Company may, however, need additional capital in the future to fund our further expansion. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to shareholders of the Company. In addition, as of September 30, 2025, the Company has positive working capital of $61.0 million, net assets and shareholders’ surplus position of $102.0 million.

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

Note 2 – Summary of significant accounting policies (Continued)

Accounts receivable

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected.

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

Other receivables and loan to a third party

Other receivables and loan to a third party are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. The Company reviews its other receivables and loan to a third party on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Long-term investments

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments – Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of September 30, 2025 and 2024, the Company had no impairment for long-term investments.

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

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property, and equipment are as follows:

Categories	Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

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

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2025 and 2024.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of September 30, 2025 and 2024, the Company did not have any impairment loss for its operating lease right-of-use assets.

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

There were no contract assets as of September 30, 2025 and 2024. For the fiscal years ended September 30, 2025, 2024, and 2023, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

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

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were nil, nil, and $24,979 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the fiscal years ended September 30, 2025, 2024, and 2023, the Company had the following subsidy income:

	For the Years Ended September 30,
	2025	2024	2023
Value-added tax refund	-	-	$465,072
Investment grant	-	-	292,487
Equipment of energy projects grants	-	$81,896	97,366
Research and development grants	-	-	71,058
Total	-	$81,896	$925,983

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000, and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of September 30, 2025 and 2024, the balance of unrecognized government grants was nil and nil, respectively, which was recorded in deferred revenue. During the fiscal years ended September 30, 2025, 2024, and 2023, nil, $81,896, and $97,366, was recorded in government subsidy income, respectively.

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

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2025, and 2024. As of September 30, 2025, the tax years ended December 31, 2017 through December 31, 2024 for the Company’s subsidiaries remain open for statutory examination by tax authorities.

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

Note 2 – Summary of significant accounting policies (Continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, accounts receivable, advances to suppliers, and other receivables. Most of the Company’s cash is maintained with banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk (please refer to Note 14 for concentration risk details).

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

The exchange rates in effect as of September 30, 2025, and 2024, were US$1 for RMB7.1190 and RMB7.0176, respectively. The average exchange rates for the fiscal years ended September 30, 2025, 2024, and 2023, were US$1 for RMB7.2125, RMB7.2043, and RMB7.0533, respectively.

Earnings (Loss) Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the fiscal years ended September 30, 2025, 2024, and 2023.

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

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This ASU is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40),which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)”, simplifies credit loss calculations by introducing a practical expedient (available to all entities) that allows entities to assume current conditions won’t change over an asset’s life, removing the need for complex macroeconomic forecasts. Additionally, a new accounting policy election (for non-public business entities) allows these entities to consider post-balance sheet collection activity to estimate expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Early adoptions is permitted. The Company’s management does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, has not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to applythe new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrumentby-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. 5 Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting 3 periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. 12 Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Accounts receivable	$1,650,231	$19,523,108
Less: allowance for credit losses	-	(7,732,717)
Accounts receivable, net	$1,650,231	$11,790,391

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products are sold and delivered to customers.

The movement of allowance for credit losses was as follows:

	For the	For the
	year ended	year ended
	September 30,	September 30,
	2025	2024
Balance as of beginning of year	$7,732,717	$496,299
Addition	-	7,029,706
Reversal	(7,523,759)	-
Translation adjustments	(208,958)	206,712
Balance as of end of year	-	$7,732,717

Note 4 – Inventories, net

Inventories consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Raw materials	$3,640,861	$3,635,548
Less: allowance for inventory	-	(306,204)
Total	$3,640,861	$3,329,344

The movement of allowance for inventory reserve was as follows:

	For the	For the
	year ended	year ended
	September 30,	September 30,
	2025	2024
Balance as of beginning of year	$306,204	$188,856
Addition	-	107,008
Reversal	(297,929)	-
Translation adjustments	(8,275)	10,340
Balance as of end of year	-	$306,204

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Advances for raw materials purchase	$21,446,203	$28,400,856
Less: allowance for credit losses	-	(1,912,362)
Advances to suppliers, net	$21,446,203	$26,488,494

The movement of allowance for credit losses was as follows:

	For the	For the
	year ended	year ended
	September 30,	September 30,
	2025	2024
Balance as of beginning of year	$1,912,362	$54,217
Addition	-	1,807,897
Reversal	(1,860,686)	-
Translation adjustments	(51,676)	50,248
Balance as of end of year	-	$1,912,362

Note 6 – Other receivable

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 2”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 2, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 ($19,694,019), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement. Consideration of RMB6,910,238 ($984,701) was received in September 2024 and RMB131,294,513 (equivalent to $18,442,831 and $18,709,318 as of September 30, 2025 and 2024, respectively) was outstanding since September 2024, the Company made estimation of the collectability and made 100% allowance for credit losses.

	As of	As of
	September 30,	September 30,
	2025	2024
Other receivable	$18,442,831	$18,709,318
Less: allowance for credit losses	(18,442,831)	-
Other receivable, net	-	$18,709,318

The movement of allowance for credit losses was as follows:

	For the	For the
	year ended	year ended
	September 30,	September 30,
	2025	2024
Balance as of beginning of year	-	-
Addition	18,203,745	-
Translation adjustments	239,086
Balance as of end of year	$18,442,831	-

Note 7 – Loan to a third party

The Company signed a revolving loan agreement with a third party to lend a revolving loan up to a maximum amount of $6 million from February 1, 2024 to September 30, 2025 at an annual interest rate of 6.5% per annum. As of September 30, 2025, loan to a third party amounted to $4,749,572, the Company made estimation of the collectability and made nil allowance for credit losses.

	As of	As of
	September 30,	September 30,
	2025	2024
Loan to a third party	$4,749,572	-

On January 29, 2026, the Company received the full repayment of $4,749,572 from the third party.

Note 8 – Acquisition reversal receivable

On April 24, 2025 the Dali City People’s Court issued a ruling regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd., (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honhao by the Company back to Shenzhen. Shenzhen will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company. As of September 30, 2025, Shenzhen agreed to return $33.2 million to the Company.

Note 9 – Long-term investments

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns 90% of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(iv)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(v)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(vi)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

Aforementioned, prepayment for acquisition was related to the Assigned Receivables of $24,548,022.

On April 30, 2025, the Company and its wholly owned subsidiary, Ewforest, closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from the Seller in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, an Indonesian entity (“PGIF”) and the operating Indonesian entity (“PWAN”).

In connection with the Closing, the following agreements were entered into and made effective as of April 30, 2025, the date of the Closing:

•

a shareholder agreement between the Company, the Purchaser, the Seller, Ynong, an Indonesian entity (“PGIF”), the operating Indonesian entity (“PWAN”), and the other shareholders of PGIF and PWAN, which governs, among other things, the composition of the board of directors, restriction on share transfers, preemptive rights and significant corporate actions of HoldCo, PGIF and PWAN, as applicable;

•

a voting agreement entered into between a holder of Class B ordinary shares of the Company and the Designees, in which the Designees granted the Class B holder the authority to vote the applicable Shares issued to them; and

•	an assignment agreement entered into between the Subsidiaries and the Seller in which the Subsidiaries assigned certain of its account receivables with an aggregate value of $24,548,022 to the Seller.

In addition, the Company will pay to the Seller a post-Closing payment of $6,365,348 in cash on or prior to June 30, 2025. Pursuant to the Purchase Agreement and Side Letters, PWAN will appoint an individual designated by the Company to serve on the board of directors of PWAN on or prior to June 30, 2025, pursuant to a director agreement to be entered into between the individual designated by the Company and PWAN.

The total consideration for the 4,500 shares of Ynong is $40,913,370, which consists of: (i) the Shares, which had an aggregate value of $10,000,000; (ii) the account receivables, which have an aggregate value of $24,548,022; and (iii) the cash payment of $6,365,348 to be paid by the Company to the Seller as a post-Closing obligation. As of September 30, 2025, the Company issued 50,000,000 Class A ordinary shares that had an aggregate value of $10,000,000, novated account receivables of $24,548,022, and paid $5,650,000 in cash to the Seller, the remaining acquisition consideration to be paid to the Seller was $715,348.

The investment was accounted for under the equity method in accordance with ASC 323. The Company recognized its proportionate share of Ynong’s net loss in the amount of $308,681 and nil for the fiscal years ended September 30, 2025 and 2024, respectively.

As of September 30, 2025, and 2024, long-term investments consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Equity investment accounted for using the equity method	$40,604,689	-
Long-term investments, net	$40,604,689	-

For the years ended September 30, 2025 and 2024, the movement of equity investment accounted for using the equity method consisted of the following:

	For the Years Ended September 30,
	2025	2024
Balance, beginning of the year	-	-
Investment in Ynong International Group Limited	40,913,370	-
Loss from equity method investments	(308,681)	-
Balance, end of the year	$40,604,689	-

Note 10 – Biological assets

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 27 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives.

	As of	As of
	September 30,	September 30,
	2025	2024
Biological assets	-	$30,358,304
Less: accumulated depreciation	-	(1,835,401)
Biological assets, net	-	$28,522,903

Depreciation expenses were $621,149, $932,784, and $873,358 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

On April 24, 2025 the Dali City People’s Court issued a ruling regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honhao by the Company back to Shenzhen. In connection with this transaction reversal, the biological assets were no longer belong to the Company.

Note 11 – Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Machinery and equipment	$2,322,963	$2,356,528
Property and buildings	62,048	740,140
Vehicles	24,986	25,347
Subtotal	2,409,997	3,122,015
Less: accumulated depreciation	(1,530,751)	(1,109,060)
Property and equipment, net	$879,246	$2,012,955

Depreciation expenses were $483,979, $1,389,926, and $1,564,673 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

Note 12 – Land use right, net

Land use right, net, consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Land use right	-	$6,598,974
Less: accumulated amortization	-	(393,665)
Land use right, net	-	$6,205,309

Amortization expense was $133,227, $211,283, and $198,499 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

On April 24, 2025 the Dali City People’s Court issued a ruling regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd. (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honhao by the Company back to Shenzhen. In connection with this transaction reversal, the land use right was no longer belong to the Company.

Note 13 – Convertible note

1．On October 10, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10,2024, in the principal amount of $3,149,750 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for a purchase price of $2,925,000.

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

2. On April 4, 2025, CN Energy Group. Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

Upon the initial closing under the Purchase Agreement, on April 8, 2025, the Company issued to the Investor an initial Pre-Paid Purchase in the principal amount of $3,230,000, with an original issue discount (the “OID”) of $210,000 and a transaction expense amount of $20,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the annual rate of seven percent (7%). Additionally, the Company issued 1,597,444 (or 63,898 after accounted for the effect of the reverse share split) Class A Ordinary Shares to the Investor as a commitment fee.

For the fiscal years ended September 30, 2025, 2024, and 2023, 609,221, 177,067 and 11,996 Class A Ordinary Shares were issued for the redemption of $3.21 million, $2.42 million, and $1.25 million convertible note, respectively, and interest expenses were $168,183, $233,873, and $435,301 respectively.

Note 14 – Accrued expenses and other current liabilities

Accrued expenses and other payables consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Payroll payable	$316,076	$277,383
Interest payable	113,295	-
Accrued expenses	5,554	26,050
Accrued expenses and other current liabilities	$434,925	$303,433

Note 15 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing working capital for the Company
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company

Due to a related party

As of September 30, 2025 and 2024, the Company owed Yefang Zhang $611,327 and $611,327 (of which $311,150 was a loan from Yefang Zhang and $300,177 was payment of expenses on behalf of the Company), respectively. The balance of due to a related party is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $60,742).

Note 16 – Shareholders’ equity

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

As a result of reverse share split on May 19, 2025, the exercise price was adjusted from $1.4529 per share to $2.6584 per share and the warrants were adjusted from 6,883,337 warrants to 3,012,094 warrants.

For the fiscal years September 30, 2025, 2024, and 2023, 1,635,000 (or 65,400 after accounted for the effect of the reverse share split), 100,000 (or 4,000 after accounted for the effect of the reverse share split) and nil warrants were exercised, respectively. As of September 30, 2025 and 2024, 3,012,094 and 6,783,337 (or 271,333 after accounted for the effect of the reverse share split) warrants and 1,554 and 1,554 pre-funded warrants were outstanding, respectively.

Note 16 – Shareholders’ equity (Continued)

Issuance of shares for repayment of convertible note

1．On October 10, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on October 10,2024, in the principal amount of $3,149,750 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for a purchase price of $2,925,000.

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

2. On April 4, 2025, CN Energy Group. Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

Upon the initial closing under the Purchase Agreement, on April 8, 2025, the Company issued to the Investor an initial Pre-Paid Purchase in the principal amount of $3,230,000, with an original issue discount (the “OID”) of $210,000 and a transaction expense amount of $20,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the annual rate of seven percent (7%). Additionally, the Company issued 1,597,444 (or 63,898 after accounted for the effect of the reverse share split) Class A Ordinary Shares to the Investor as a commitment fee.

For the fiscal years ended September 30, 2025, 2024, and 2023, 609,221, 177,067, and 11,996 Class A Ordinary Shares were issued for the redemption of $3.21 million, $2.42 million, and $1.25 million convertible note, respectively.

Issuance of ordinary shares for acquisition

On April 30, 2025, the Company and its wholly owned subsidiary, Ewforest Group Limited, closed a transaction involving the acquisition of 4,500 shares of Ynong International Group Limited from Ynong Group Limited (“Ynong Group”) in exchange for, among other things, the issuance by the Company of 50,000,000 of its Class A ordinary shares to Ynong Group and its designees, which had an aggregate value of $10,000,000.

Reverse share split

On May 19, 2025, the Company effectuated a 1-for-25 reverse share split of ordinary shares with no par value. The reverse share split reduced the number of Class A ordinary shares issued and outstanding from approximately 75.28 million to approximately 3.01 million, and, the number of Class B ordinary shares issued and outstanding from 100,698 to 4,028. The reverse share split had no impact on the par value of Class A ordinary shares or the authorized number of ordinary shares.

Issuance of ordinary shares

On August 1, 2025, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Class A Purchase Agreement”) with certain investors (the “Class A Investors”), pursuant to which the Company issued to the Class A Investors an aggregate of 1,977,302 Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), at a price per share of $2.30, for an aggregate purchase price of $4,547,800.

On August 1, 2025, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Class B Purchase Agreement” and collectively with the Class B Purchase Agreement, the “Purchase Agreements”) with Weastfinace Group Inc., which is controlled by Xinyang Wang, a director of the Company (the “Class B Investor”), pursuant to which the Company issued to the Class B Investor an aggregate of 631,391 Class B ordinary shares, no par value, of the Company (the “Class B Ordinary Shares”), at a price per share of $2.30, for an aggregate purchase price of $1,452,200.

Statutory reserves and restricted net assets

CN Energy’s ability to pay dividends primarily depends on CN Energy receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by CN Energy’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of CN Energy’s subsidiaries.

CN Energy’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. CN Energy’s PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves, together with paid in capital of CN Energy’s PRC subsidiaries, are not distributable as cash dividends. As of September 30, 2025 and 2024, the balance of the required statutory reserves was $11,404 and $14,990, respectively.

Note 17 – Taxes

Corporation Income Tax

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

CN Energy is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Under the United States of America tax laws, an entity is subject to a 21% corporate tax rate.

Under the Hong Kong tax laws, an entity, that incorporated under the laws of Hong Kong China, is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, an entity is subject to a 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years Ended September 30,
	2025	2024	2023
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	-	-	0.5%
Research and development (“R&D”) tax credit	-	0.1%	2.9%
Exempt income	-	-	0.9%
Non-PRC entities not subject to PRC tax	0.6%	(14.7)%	(20.8)%
Change in valuation allowance	(13.2)%	0.1%	0.5%
Others	(12.4)%	(10.4)%	(1.4)%
Effective tax rate	0.0%	0.1%	7.6%

Note 17 – Taxes (Continued)

The income tax (benefits) expenses consisted of the following:

	For the Years Ended September 30,
	2025	2024	2023
Current income tax expenses (benefits)	$378	$59	$(203,551)
Deferred income tax benefits	-	(8,984)	(18,571)
Income tax expenses (benefits)	$378	$(8,925)	$(222,122)

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	As of	As of
	September 30,	September 30,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$197,928	$806,941
Allowance on receivables	4,610,708	2,411,270
Allowance on inventory	-	76,551
Valuation allowance on deferred tax assets	(4,808,636)	(3,294,762)
Total	-	-

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $0.8 million and $3.2 million as of September 30, 2025 and 2024, respectively, while the USA subsidiaries had cumulative net operating loss of approximately $3,163 and $3,163 as of September 30, 2025 and 2024, respectively which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $4.8 million and $3.3 million was recorded against the gross deferred tax asset balance as of September 30, 2025 and 2024, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The net change in valuation allowance for the fiscal years ended September 30, 2025, 2024, and 2023 was an increase of approximately $1.5 million, a decrease of $3.8 million, and an increase of $7.0 million, respectively.

Note 18 – Concentration of major customers and suppliers

For the fiscal year ended September 30, 2025, one major customer accounted for 59% of the Company’s total sales. For the fiscal year ended September 30, 2024, two major customers accounted for approximately 38%, and 14% of the Company’s total sales, respectively. For the fiscal year ended September 30, 2023, three major customers accounted for 13%, 13%, and 10% of the Company’s total sales. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2025, three major customers accounted for 51%, 27%, and 14% of the Company’s accounts receivable balance, respectively. As of September 30, 2024, four major customers accounted for 34%, 29%, 22%, and 12% of the Company’s accounts receivable balance, respectively.

For the fiscal year ended September 30, 2025, one major supplier accounted for 20% of the total purchases. For the fiscal year ended September 30, 2024, two major suppliers accounted for approximately 36, and 12% of the total purchases, respectively. For the fiscal year ended September 30, 2023, two major suppliers accounted for approximately 14% and 12% of the total purchases, respectively.

As of September 30, 2025, three suppliers accounted for approximately 51%, 15%, and 12% of the Company’s advance to suppliers balance, respectively. As of September 30, 2024, three suppliers accounted for 40%, 23%, and 14% of the Company’s advance to suppliers balance, respectively.

Note 19 – Leases

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $60,742). The Company prepaid total rent of RMB2,270,214 (equivalent of $358,120) upon the starting date of the lease period.

As of September 30, 2025 and 2024, the remaining average lease term was an average of 1 year and 2 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.8% per annum and 4.8% per annum, as of September 30, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	As of	As of
	September 30,	September 30,
	2025	2024
Right-of-use assets under operating leases	$61,885	$122,779

Operating lease liabilities, current	-	-
Operating lease liabilities, non-current	-	-
Total operating lease liabilities	-	-

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

The following table presents revenue by major product categories for the fiscal years ended September 30, 2025, 2024, and 2023, respectively:

	For the Years Ended September 30,
	2025	2024	2023
Activated carbon	$35,573,432	$50,957,974	$57,879,320
Biomass electricity	-		19,776
Total	$35,573,432	$50,957,974	$57,899,096

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 21– Commitments and contingencies

Contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The Company’s PRC subsidiaries have not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day, starting from the date of underpayment, and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 22 – Disposition of subsidiaries

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

On April 24, 2025 the Dali City People’s Court issued a ruling, (the “Execution Order”), regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd. (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honhao by the Company back to Shenzhen. Shenzhen will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities in the consolidated balance sheets as of September 30, 2025 and 2024.

	As of September 30,
	2025	2024
Carrying amount of major classes of assets
Cash and restricted cash	$4,491	$4,782
Prepaid expenses and other current assets	88	203
Property and equipment, net	614,702	625,272
Biological assets, net	27,487,327	28,116,634
Land use right, net	5,981,947	6,116,923
Total assets of disposed entities	$61,575,882	$34,863,814

Carrying amount of major classes of liabilities
Accounts payable	349,345	352,980
Taxes payable	131	106
Accrued expenses and other current liabilities	44,891	69,064
Total liabilities of disposed entities	$394,367	$422,150

The following is a reconciliation of the amounts of major classes of operations of disposed entities in the consolidated statements of income (loss) and comprehensive income (loss) for the years ended September 30, 2025 and 2024.

	For the Years Ended September 30,
	2025	2024
Revenue	$1,943,728	$9,314,359
Cost of revenues	(1,941,073)	(9,290,847)
Gross profit	2,655	23,512
Operating expenses	(773,034)	(1,264,084)
Loss from operations	(770,379)	(1,240,572)
Other (expenses) income	(7,152,897)	10,067,972
(Loss) income before income tax expenses	(7,923,276)	8,827,400
Income tax expenses	-	-
Net (loss) income	($7,923,276)	$8,827,400

Note 23 – Subsequent events

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure:

   1.      On October 22, 2025, CNEY Holdings, LLC, was incorporated under the laws of the State of Utah, the United States of America.

2.      On January 16, 2026, CN Energy Group. Inc. (the “Company”) entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Streeterville Capital, LLC, an institutional investor (“Streeterville”), pursuant to which Streeterville purchased from the Company a secured promissory note in the principal amount of $7,510,000.00 (the “Note”), which included an original issue discount of $490,000.00 (the “OID”) and reimbursement of Streeterville’s transaction expenses of $20,000, for gross proceeds to the Company of $7,000,000.

The Note bears interest at a rate of 7% per annum, was issued on January 16, 2026 (the “Issuance Date”) and matures 24 months after its Issuance Date. Beginning six months after Issuance Date, Streeterville may, from time to time, require the Company to redeem a portion of the Note, in an amount not to exceed $500,000 per month. Subject to the terms and conditions set forth in the Note, the Company may prepay all or any portion of the outstanding balance of the Note at any time by paying 105% of the outstanding balance elected to be prepaid.

The Note is secured by a collateral package that includes (i) a pledge of equity interests and (ii) cash collateral maintained by CNEY Holdings, LLC (“CNEY Holdings”), a wholly owned subsidiary of the Company, in a restricted deposit account pursuant to the Note Purchase Agreement, consisting of $6.0 million of the net proceeds of the Note and subject to a minimum balance equal to the lesser of $6.0 million and 85% of the then-outstanding balance of the Note.

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

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Note 24 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

	As of	As of
	September 30,	September 30,
	2025	2024
Assets
Current assets
Cash	$463	$463
Acquisition reversal receivable	33,151,699	-
Prepaid expenses and other current assets	119,096	128,998
Non-current assets
Long-term investments	40,913,370	-
Investment in subsidiaries	32,628,501	97,308,651
Total assets	$106,813,129	$97,438,112

Liabilities and Shareholders’ Equity

Current liabilities
Convertible notes	3,432,353	-
Due to related parties	300,177	300,177
Remaining acquisition consideration payable	715,348	-
Accrued expenses and other current liabilities	392,945	225,518
Total liabilities	$4,840,823	$525,695

Commitments and contingencies

Shareholders’ equity
Class A ordinary share, no par value, unlimited number of shares authorized; 4,988,337 and 272,490 shares issued and outstanding as of September 30, 2025 and 2024, respectively	122,966,148	104,486,710
Class B ordinary share, no par value, unlimited number of shares authorized; 635,419 and 4,028 shares issued and outstanding as of September 30, 2025 and 2024, respectively	5,683,255	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	11,404	14,990
(Accumulated deficits)	(27,879,848)	(16,741,427)
Accumulated other comprehensive loss	(7,673,852)	(3,944,110)
Total shareholders’ equity	101,972,306	96,912,417

Total liabilities and shareholders’ equity	$106,813,129	$97,438,112

Note 24 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended September 30,
	2025	2024	2023

General and administrative expenses	$(1,306,824)	$(8,006,889)	$(3,202,589)
Gain on disposal of subsidiaries	7,957,124	-	-
Equity in loss of subsidiaries	(17,792,307)	(6,033,880)	(2,423,151)
Net loss	$(11,142,007)	$(14,040,769)	$(5,625,740)

Net loss	(11,142,007)	(14,040,769)	(5,625,740)
Foreign currency translation (loss) gain	(3,729,742)	4,826,918	(2,238,556)
Comprehensive loss	$(14,871,749)	$(9,213,851)	$(7,864,296)

Note 24 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,142,007)	$(14,040,769)	$(5,625,740)
Adjustments to reconcile net income to net cash used in operating activities:
Allowance for prepaid expenses and other current assets	83,626	32,249	-
Gain on disposal of subsidiaries	(7,957,124)	-	-
Amortization of debts issuance costs	540,528	-	-
Issuance of ordinary shares for commitment fee	201,278	-	-
Interest expenses	168,183	233,873	-
Amortization of debts issuance costs	-	-	277,500
Issuance of ordinary shares for services	-	-	1,100,000
Equity in earnings of subsidiaries	17,792,307	6,033,880	2,423,151
Prepaid expenses and other current assets	(187,149)	-	-
Accrued expenses and other current liabilities	54,132	104,799	278,521
Net cash used in operating activities	(446,226)	(7,635,968)	(1,546,568)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other receivables	-	608,628	(769,875)
Purchase of investments	(5,650,000)	(430)	-
Investment in subsidiaries	(6,351,974)	6,850,354	(9,676,000)
Net cash (used in) provided by investing activities	(12,001,974)	7,458,552	(10,445,875)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	6,000,000	-	-
Proceeds from convertible notes	5,925,000	-	3,000,000
Proceeds from issuance of ordinary shares for warrants exercised	523,200	145,290	8,945,433
Proceeds from related party loans	-	-	63,500
Net cash provided by financing activities	12,448,200	145,290	12,008,933

CHANGES IN CASH	-	(32,126)	16,490

CASH, beginning of year	463	32,589	16,099

CASH, end of year	$463	$463	$32,589

Supplemental non-cash activities:
Issuance of shares for acquisition	$10,000,000	-	$18,373,771
Issuance of ordinary shares for convertible notes redemption	$3,207,160	$2,419,174	$1,250,000
Issuance of ordinary shares for commitment fee	$201,278	-	-
Issuance of ordinary shares for services	-	-	$1,100,000

