Form 20-F/A
period 2025-09-30
CN ENERGY GROUP. INC.
filed 2026-09-10
CIK 1780785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by CN Energy Group. Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2025, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2026 (the “Original Form 20-F”).

This Amendment is being filed to (i) revise certain disclosures in Note 2, “Summary of Significant Accounting Policies,” and Note 9, “Long-term Investments,” to the Company’s consolidated financial statements relating to the Company’s equity method investment in YN International Group Limited (“Ynong”), including disclosures regarding the significance of the investment under Regulation S-X, (ii) include, as Exhibit 99.1, the separate audited financial statements of Ynong as required by Rule 3-09 of Regulation S-X, and (iii) the consent of Enrome LLP, as the independent registered public accounting firm of each of the Company and Ynong.

Except as described in this Explanatory Note and as specifically amended by this Amendment, the Original Form 20-F remains unchanged. This Amendment does not amend, update or otherwise revise the information in the Original Form 20-F to reflect events occurring after the date the Original Form 20-F was filed.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also includes currently dated certifications of the Company’s principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of Universal Law Offices Of Hangzhou
15.2*	Consent of Enrome LLP, an independent registered accounting firm for CN Energy Group. Inc. and YN International Group Limited.
19.1

Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 18, 2025)

21.1***	List of subsidiaries of the Registrant
97.1

Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-39978), filed with the Securities and Exchange Commission on February 18, 2025)

99.1*	Audited Financial Statements of YN International Group Limited
101*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

 _____________________________

*	Filed with this annual report on Form 20‑F/A.
**	Furnished with this annual report on Form 20‑F/A.
***	Previously filed with the Original Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CN ENERGY GROUP. INC.

Date: September 10, 2026	By:	/s/ Wenhua Liu
Wenhua Liu
Interim Chief Executive Officer and Director

	By:	/s/ Jinwu Huang
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

Singapore

January 30, 2026, except for Notes 2 and 9, as to which the date is September 10, 2026

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivables, useful lives of biological assets, property and equipment and land use right, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. A change in accounting estimates shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimates shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

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

As of September 30, 2025, and 2024, long-term investments consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Equity investment accounted for using the equity method	$40,604,689	-
Long-term investments, net	$40,604,689	-

For the years ended September 30, 2025 and 2024, the movement of equity investment accounted for using the equity method consisted of the following:

	For the Years Ended September 30,
	2025	2024
Balance, beginning of the year	-	-
Investment in YN International Group Limited	40,913,370	-
Loss from equity method investments	(308,681)	-
Balance, end of the year	$40,604,689	-

Summarized or Separate Audited Financial Statements for Equity Method Investments

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine whether any equity-method investments are considered significant. Regulation S-X provides for the investment test, asset test and income test in determining significance. Rule 3-09 of Regulation S-X requires separate audited financial statements for any significant 50%-or-less-owned equity-method investee in an annual report if either the investment test or the income test exceeds 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information in an annual report if any of the applicable significance tests is met at the 10% threshold, either by an individual equity-method investee or in the aggregate by equity-method investees. For interim reporting, Rule 10-01(b)(1) requires summarized statements of comprehensive income information for each equity-method investee, or group of investees, for which separate individual or group financial statements would otherwise be required for annual periods. Such summarized information need not be provided for an equity-method investee that would not be required, pursuant to Rule 13a-13 or Rule 15d-13, to file quarterly financial information with the SEC if it were a registrant.

In addition to the SEC rules, ASC 323-10-50-3(c) requires disclosure of summarized financial information for equity-method investees that are material, individually or in the aggregate.

The Company’s equity method investment accounted in Ynong was significant as of and for the fiscal year ended September 30, 2025. The aggregated summarized financial information of the investee is as follows:

Amount (USD)
Total assets	$111,063,325
Total liabilities	$289,648
Total equity	$110,773,677
Total revenue	-
Total expenses	$1,181,006
Total net loss	$1,181,006

Total revenue is disclosed as $0 for the period from the April 30, 2025 acquisition closing date through September 30, 2025 for the following reasons:

•	The underlying operating entity PWAN, which holds the Indonesian forestry operating license, was in the pre-commercial operational startup phase immediately following the acquisition closing, and had not yet commenced its core commercial harvesting and sales activities as of the fiscal period end.
•	No qualifying contracts with customers that meet ASC 606 revenue recognition criteria were fulfilled during the post-closing period up to September 30, 2025.
•	This presentation does not defer any earned or recognizable revenue, and accurately reflects the investee's actual operating status during the period.

The summarized financials only present total expenses of $1,181,006 and a corresponding net loss, with no offsetting revenue, because:

•	During the post-closing pre-operational period, the investee incurred normal recurring startup and readiness costs, including administrative overhead, local regulatory compliance fees, forest management maintenance expenses, and professional service fees required to prepare PWAN for full commercial operations in subsequent periods.
•	All of these costs do not qualify for capitalization as long-term operating assets under applicable US GAAP and Indonesian local accounting standards, and were required to be expensed as incurred within the period.
•	This expense recognition directly aligns with the $308,681 proportionate share of net loss that your Company recognized in its consolidated income statement under the equity method of accounting for the fiscal year ended September 30, 2025.

Equity method investment

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company evaluates its equity-method investments to determine whether any are significant. In evaluating the significance of its equity-method investments, the Company applies the investment, asset and income tests described in Rule 1-02(w) of Regulation S-X, as applicable. For purposes of Rule 3-09, separate audited financial statements are required for an equity-method investee if either the investment test or the income test exceeds 20%. For purposes of Rule 4-08(g), summarized financial information is required if any of the investment, asset or income tests exceeds 10%, individually or in the aggregate.

As of September 30, 2025, the Company’s investment in Ynong was determined to be a significant equity method investment, the investment in Ynong met the 20% significance threshold under the asset test as Ynong’s total assets represented more than 20% of the Company’s consolidated total assets, and met the 20% investment test as the carrying value of the investment in Ynong represented more than 20% of the Company’s consolidated total assets. Under the Rule 3-09, separate audited financial statements were required to be included in the Company’s annual report for the fiscal year ended September 30, 2025.

Note 10– Biological assets

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

